UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB/A

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(AMENDMENT NO. 1)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☐

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

Top REIT Toshi Hojin
(Name of Subject Company)

Top REIT, Inc.
(Translation of Subject Company’s Name into English (if applicable))

Japan
(Jurisdiction of Subject Company’s Incorporation or Organization)

Nomura Real Estate Master Fund, Inc.
(Name of Person(s) Furnishing Form)

Investment Unit
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

Junichi Sahara
Executive Officer
Top REIT, Inc.
1-3-7, Yaesu, Chuo-ku, Tokyo 103-0028, Japan
(Telephone +81-3-3243-2181)
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A
(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a)	See Exhibit Index.

(b)	Not applicable.

Item 2. Informational Legends

Included previously submitted documents as Exhibit 1 and Exhibit 2 and the documents attached hereto as Exhibit 3 and Exhibit 4.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)	Not applicable.

(2)	Not applicable.

(3)	Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

(1)	Form F-X previously filed with the Commission on May 27, 2016.

(2)	Not applicable.

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Exhibit Index

Exhibit Number	Description
1	Notice Concerning Execution of Merger Agreement by and between Nomura Real Estate Master Fund, Inc. and Top REIT, Inc.*

2	Notice Concerning Forecasts of Financial Results for the Fiscal Period Ending February 28, 2017 following the Merger between Nomura Real Estate Master Fund, Inc., and Top REIT, Inc.*

3	Notice of Convocation of the 7th General Meeting of Unitholders

4	Notice Concerning Execution of Amendment Agreement to Merger Agreement by and between Nomura Real Estate Master Fund, Inc. and Top REIT, Inc.

*Previously submitted as part of Form CB on May 27, 2016

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PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Satoshi Yanagita
(Signature)

Satoshi Yanagita
Executive Director
Nomura Real Estate Master Fund, Inc.
(Name and Title)

June 24, 2016
(Date)

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EXHIBIT 3

Notice of Convocation of the 7th General Meeting of Unitholders

To unitholders in the United States:

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers may be residents of a foreign country. You may not be able to sue a foreign company or its officers in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

Translation of Japanese Original

July 13, 2016

To Our Unitholders

Top REIT Inc.

1-3-7 Yaesu, Chuo-Ward, Tokyo

Executive Officer: Junichi Sahara

(Securities Code: 8982)

Notice of Convocation of the 7th General Meeting of Unitholders

Top REIT Inc. (“Top REIT”) hereby notifies you of and requests your attendance at the 7th general meeting of unitholders of Top REIT to be held as set out below.

Please note that if you are unable to attend the meeting, you are entitled to exercise your voting rights in writing.  Please refer to the reference documents for the general meeting of unitholders attached hereto, indicate your vote in favor or against on the voting form enclosed herewith for exercising voting rights and return the voting form to reach us by 5:00 p.m. on July 27, 2016 (Wednesday).

In addition, pursuant to Article 93, Paragraph 1 of the Act Concerning Investment Trusts and Investment Corporations, Top REIT stipulates provisions concerning “Deemed Approval” in the Articles of Incorporation of Top REIT as set out below.

Therefore, please note that unitholders who do not attend the general meeting of unitholders and do not exercise their voting rights shall be deemed to be in favor of each of the proposals at such general meeting of unitholders, and the number of voting rights you hold will be counted in the number of voting rights of unitholders present.

(Excerpt from the Articles of Incorporation of Top REIT)

Article 15.   (Deemed Approval)

1.
Any unitholder who does not attend a general meeting of unitholders and does not exercise his/her voting rights shall be deemed to be in favor of any proposal submitted to such general meeting of unitholders (provided, however, that in cases where two or more proposals are submitted and any such proposal is in conflict in its nature with another proposal, both of such proposals shall be excluded from such deemed approval).

2.
The number of voting rights owned by the unitholder deemed to be in favor of a proposal in accordance with the preceding Paragraph shall be included in the number of voting rights of the unitholders in attendance.

1

Details

1. Date and Time:             July 28, 2016 (Thursday) 10:00 a.m.

2. Venue:    1-3-7 Yaesu, Chuo-Ward, Tokyo

Yaesu Fist Financial Building

Bellesalle Yaesu 3rd floor, Room 1+2+3

3. Meeting Agenda:

Matters to be Resolved

Proposal No. 1:	Approval of the Absorption-Type Merger Agreement with Nomura Real Estate Master Fund, Inc.

Proposal No. 2:	Termination of the Asset Management Agreement with Top REIT Asset Management Co., Ltd.

-End-

(Requests)

◎	For those attending the meeting, please kindly submit the enclosed voting form to the reception at the venue.

◎
To exercise voting rights by proxy, you may have another unitholder with voting rights attend the general meeting of unitholders as your proxy.  Please have the proxy submit a document evidencing the authority as proxy together with your voting form to the reception at the venue.

(Information)

◎	Method of announcement of any amendments to the matters in the reference documents for the general meeting of unitholders

If it becomes necessary to amend matters in the reference documents for the general meeting of unitholders on or before the day prior to the general meeting of unitholders, the amended matters will be posted on Top REIT’s website at http://www.top-reit.co.jp/.

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Reference Documents for the General Meeting of Unitholders

Proposals and Reference Matters

Proposal No. 1:	Approval of the Absorption-Type Merger Agreement with Nomura Real Estate Master Fund, Inc.

1.        Reasons for the Absorption-Type Merger

Top REIT, Inc. (“TOP”) and Nomura Real Estate Master Fund, Inc. (“NMF”; and collectively with TOP referred to as the “Investment Corporations” hereinafter) have respectively resolved at their respective board of directors meetings held on May 26, 2016 to implement an absorption-type merger as mentioned below, with NMF as the surviving corporation and TOP as the absorbed corporation (the “Merger”) with the effective date being September 1, 2016, and that the Investment Corporations have entered into a merger agreement (the “Merger Agreement”  TOP and NMF have entered into an amendment agreement to the Merger Agreement dated June 23, 2016.) dated May 26, 2016.

The Japanese economy has continued on its gentle recovery, although there are trends of companies and households being cautious in their economic activities backed by the deceleration of the global economy and other factors.  Though there is a possibility that negative factors may worsen, movement towards an economic improvement has continued in 2016 through various measures such as the Bank of Japan’s additional monetary easing measures.  Furthermore, the Japanese economy is expected to head towards positive cycles in the medium to long term backed by, among other factors, the progression of Abenomics.

Under such an environment, the J-REIT market has been experiencing inflows of both domestic and foreign investment capital due to expectations for recovery of the Japanese economy and the real estate market.  Supported by such favorable funding environment, there are continuous active property acquisitions accompanying new listings of J-REITs and public offering by existing J-REITs.  In addition, the Investment Corporations are facing changes in the business environment, such as intensified acquisition competition caused by emerging players in the real estate market, polarization of size among J-REITs, and diversification of investment asset types of J-REITs, and a partial movement toward reorganization can also be seen.

NMF was established as a top class diversified type REIT in the J-REIT market on October 1, 2015 through a consolidation-type merger between the former Nomura Real Estate Master Fund, Inc., Nomura Real Estate Office Fund, Inc. and Nomura Real Estate Residential Fund, Inc. (the “Previous Merger”) and commenced its management of a portfolio of 257 properties with a total acquisition price of approximately JPY 784.9 billion, based on the following concepts:

i)	Pursue sustainable growth by transforming from “Specialized type J-REIT” to “Diversified type J-REIT”

ii)	Strengthen stability and enhance growth strategy through the benefits of a large scale REIT

iii)	Accelerating mutual growth with Nomura Real Estate Group by establishing “Leasing Business Value Chain”

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NMF adopts a basic policy of conducting management pursuing “securing stable medium- to long-term income” and “delivering steady portfolio growth,” and aims for the growth of unitholders’ value through the above concepts of the Previous Merger; “Diversified Type Strategy,” “Large-Scale REIT Strategy” and “Utilization of Leasing Business Value Chain.”

Further, NMF draws up its “Mid- to Long-term Management Strategy” in order to embody the three basic strategies above and makes effort to realize steady growth based on its mid- to long- term prospects.  In the Mid- to Long-term Management Strategy, the initial 10 years are divided into 3 phases (Quality phase, Growth phase and Master phase) and specific focused measures and targets are established with respect to each phase.  The initial 3-to-5 years are positioned as the Quality phase and NMF is promoting growth toward an asset scale of 1 trillion yen, which is the mid-phase target, as well as implementing Strategic Property Replacements  (“SPRs”) for the purpose of enhancement of the portfolio quality and internal growth centering on “upside sectors” (sectors in which increases in rental revenues are expected, e.g., offices and retail facilities located near stations).

As a part of the foregoing, NMF implemented the first step of SPRs (acquisition of 3 properties and disposition of 8 properties) disclosed as of March 29, 2016, and announced on May 9, 2016 the second step of SPRs (acquisition of 1 property from and disposition of 3 properties to NMF’s sponsor, Nomura Real Estate Development Co., Ltd.) by utilizing the Leasing Business Value Chain of Nomura Real Estate Group as well as the third step of SPRs (acquisition of 1 property from and disposition of 6 properties to third parties other than Nomura Real Estate Group). NMF has steadily promoted the enhancement of portfolio quality as above, and, following the implementation of these SPRs, its portfolio will consist of 253 properties with a total acquisition price of approximately JPY 795.4 billion.

TOP was listed on the REIT section of the Tokyo Stock Exchange on March 1, 2006 and commenced its management of a portfolio of 7 properties with a total acquisition price of approximately JPY 104.3 billion (including the NEC Head Office Building).  TOP was sponsored by The Sumitomo Trust and Banking Co., Ltd. (current Sumitomo Mitsui Trust Bank, Limited), OJI REAL ESTATE CO., LTD. (“Oji”) and Nippon Steel City Produce, Inc. (current NIPPON STEEL KOWA REAL ESTATE CO., LTD.;“NSKRE”).  The key strategies of TOP have been “Optimal Application of the Sponsors’ Strengths” and “Skilled Management of Diversified Portfolio” in which office buildings, retail facilities and residences are the main investment targets, and TOP has grown its portfolio to 20 properties with a total acquisition price of approximately JPY 190.4 billion to date through broad investment opportunities and pursuing “stability” and “growth potential” of profitability through utilizing features of its unique asset classes.

For over 10 years of management, TOP has made efforts to acquire properties in a well-timed manner; however, due to the challenges encountered in steadily securing acquisition opportunities that would not be affected by changes in the real estate market, TOP was unable to achieve its asset scale target of JPY 210 billion, which had been indicated as the target size for its portfolio from the perspective of risk diversification since its listing.  Further, NSKRE withdrew as one of the sponsors in September 2012. With such a background, TOP has sought to invite potential sponsors in the developer category that have abundant property pipelines, aiming to secure growth potential for its portfolio and establish its stability in the future.

Under these circumstances, taking as an opportunity the establishment of NMF through the Previous Merger as a diversified type J-REIT sponsored by Nomura Real Estate Group, one of the leading general real estate developers in Japan, TOP and NMF have consulted with each other and considered the Merger since February 2016, as a measure to contribute to the growth of unitholders’ value in respect of each of TOP and NMF.

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Through the Merger, NMF believes that it would be able to obtain a rare opportunity for external growth in the competitive real estate acquisition market and that, in addition, it is expected to obtain an increase in the investment ratio of the properties in upside sectors or located within Tokyo's five central wards, for which future internal growth can be expected.  Through the Merger, TOP believes that external growth is expected to be promoted in association with the reinforcement of the property pipeline sponsored by Nomura Real Estate Group, which is a general real estate developer, and that, in addition, the significant diversification of the portfolio will be achieved and thereby the improvement of income stability can be expected.  As stated above, the Investment Corporations reached the common understanding that the Merger is the best measure to contribute to the growth of unitholders’ value in respect of each of TOP and NMF and entered into the Merger Agreement on May 26, 2016.

           Through the Merger, the Investment Corporations believe that (i) NMF’s portfolio size after the Merger would reach JPY 933.1 billion and that NMF’s position as a top class diversified type J-REIT can be firmly established; (ii) in addition, stability of income would increase due to the improvement of portfolio quality as well as the improvement of risk tolerance; and (iii) both external and internal growth can be pursued by making use of Nomura Real Estate Group’s development capability, extensive know-how and brand.

The investment policy after the Merger follows NMF’s “Mid- to Long-term Management Strategy”, aiming for the growth of unitholders’ value by “securing stable medium- to long-term income” and “delivering steady portfolio growth” while continuously improving portfolio quality through the promotions of SPRs and seeking internal growth mainly in the upside sectors.

We humbly request the understanding of our unitholders with respect to the purpose of the Merger, and ask that you approve the Merger Agreement.

2.         Outline of the Absorption-Type Merger Agreement

As described in Schedule 1. (The description is the Merger Agreement after the change by the amendment agreement to the Merger Agreement dated June 23, 2016.)

3.	Outline of Matters Listed in Article 193(1)(i) through (iii) of Ordinance for Enforcement of the Act on Investment Trusts and Investment Corporations

(1)	Matters concerning the adequacy of consideration for merger

(i)	Adequacy of the total amount, calculation method, and allotment of the consideration for merger to be delivered in the absorption-type merger

A.	Merger ratio and allotment

a.	Allotment of new investment units

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NMF will issue, to TOP’s unitholders (excluding TOP, NMF, and TOP’s unitholders who have requested the purchase of their investment units in accordance with Article 149-3 of the Act on Investment Trusts and Investment Corporations (Act No. 198 of 1951, as amended; the “Investment Trusts Act”)) (the “Allotted Unitholders”) entered in or recorded on the final unitholders register of TOP as of the day immediately preceding the effective date of the Merger, the number of investment units as is calculated by multiplying by 2.62 the aggregate number of investment units of TOP owned by the Allotted Unitholders, and will allot and deliver to the Allotted Unitholders 2.62 investment units of NMF per one investment unit of TOP owned by the Allotted Unitholders.  If fractional units less than one unit will be generated for the number of investment units of NMF to be issued to the Allotted Unitholders, those fractional units will be sold through a market transaction in accordance with statutory provisions, and the proceeds from the sale will be delivered to the unitholders who hold fractions in proportion to the size of their holdings of fractions.
	NMF (surviving corporation)	TOP (absorbed corporation)
Allotment of investment units under the Merger	1	2.62
b.	Delivery of merger payment

In addition to the above investment units, instead of cash distributions to the unitholders of TOP for TOP’s final fiscal period ending on the day immediately prior to the effective date of the Merger, NMF will, within a reasonable period after the effective date of the Merger, make a cash distribution to the Allotted Unitholders, in an amount equivalent to the cash distributions for the final fiscal period (the payment will be the amount of distributable profit of TOP as of the day immediately prior to the effective date of the Merger divided by the number of investment units that is obtained by deducting (a) the number of investment units held by the unitholders other than the Allotted Unitholders from (b) the number of investment units issued and outstanding of TOP, as of the day immediately prior to the effective date of the Merger (such calculated amount being rounded down to the nearest whole yen)).

B.	Basis and process of calculation

For the purpose of determining the merger ratio to be adopted in the Merger, in view of ensuring fairness, TOP and NMF appointed a financial advisor for the Merger and requested each financial advisor to perform a financial analysis of the merger ratio.  TOP appointed Daiwa Securities Co. Ltd. (“Daiwa Securities”), and NMF appointed Nomura Securities Co., Ltd. (“Nomura Securities”).

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Daiwa Securities performed a financial analysis of the merger ratio for each of TOP and NMF, adopting (i) the market investment unit price analysis, as investment units of the Investment Corporations are respectively listed on Tokyo Stock Exchange, Inc. (“TSE”) and the market investment unit price is available, (ii) the comparable similar investment corporation analysis, as each of the Investment Corporations has several comparable listed similar investment corporations and the investment unit value may be inferred by the comparable similar investment corporation analysis, and (iii) the dividend discount model analysis (“DDM Analysis”)  in order to reflect the future performance of business activity in the financial analysis.   A summary of the financial analysis performed by Daiwa Securities is as follows.

Financial Analysis Approach	NMF	TOP
Market investment unit price analysis (reference date (i))	1	2.52 – 2.81
Market investment unit price analysis (reference date (ii))	1	2.47 – 2.82
Comparable similar investment corporation analysis	1	2.54 – 3.17
DDM Analysis	1	2.32 – 2.83
Concerning the market investment unit price analysis, the financial analysis date is set as May 25, 2016 (“reference Date (i)”), the date on which the report of merger ratio analysis was prepared, and May 18, 2016 (“reference Date (ii)”), which falls on the last trading date prior to the date on which a media report on the Merger based on speculation was made, and the closing price on each reference date, and the averages of closing prices for the one-month, three-month and six-month periods up to each reference date were employed.  Please refer to (Note 1) at the end of this press release for more detailed information regarding the assumptions and disclaimers for the analysis of Daiwa Securities.

In the future profit plan of TOP and NMF which Daiwa Securities referred to as the basis for the DDM Analysis, there is no fiscal period in which a considerable increase or decrease in profits is expected.

Nomura Securities performed a financial analysis of the merger ratio for each of TOP and NMF, adopting (i) the average market investment unit price analysis, as investment units of each of TOP and NMF are respectively listed on TSE and the market investment unit price is available, (ii) the comparable similar investment corporation analysis, as each of TOP and NMF has several comparable listed investment corporations and the investment unit value may be analogically inferred by the comparable similar investment corporation analysis, (iii) the discounted cash flow analysis (“DCF Analysis”) in order to reflect the future performance of business activity in the financial analysis, and (iv) the adjusted net asset value approach in order to reflect the effect on the market value and exchangeability into cash.  A summary of the financial analysis performed by Nomura Securities is as follows.

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Financial Analysis Approach	NMF	TOP
Average market investment unit price analysis (reference date (i))	1	2.52 – 2.81
Average market investment unit price analysis (reference date (ii))	1	2.46 - 2.82
Comparable similar investment corporation analysis	1	2.00 – 3.68
DCF Analysis	1	2.57 – 2.96
Adjusted net asset value approach	1	2.55
Concerning the average market investment unit price analysis (reference date (i)), the financial analysis date is set as May 25, 2016 (“Reference Date (i)”) and the closing price on Reference Date (i) and the averages of the closing prices for the one-week, one-month, three-month and six-month periods up to the Reference Date (i) were employed.  In addition, concerning the average market investment unit price analysis (reference date (ii)), the financial analysis date is set as May 18, 2016 (“Reference Date (ii)”), which falls on the last trading date prior to the date on which a media report on the Merger based on speculation was made, and the closing price on the Reference Date (ii) and the averages of the closing prices for the one-week, one-month, three month and six-month periods up to the Reference Date (ii) were employed.  Please refer to (Note 2) at the end of this press release for more detailed information regarding the assumptions and disclaimers for the analysis of Nomura Securities.

In the future profit plan of TOP and NMF which Nomura Securities referred to as the basis for the DCF Analysis, there is no fiscal period in which a considerable increase or decrease in profits is expected.

After comprehensively taking into account the financial results, status of assets and liabilities, future prospects of the business, synergies to be created by the Merger and the results of the financial analysis conducted by the financial advisors for TOP and NMF and discussing and negotiating meticulously, TOP and NMF executed the Merger Agreement, as they determined the above mentioned merger ratio to be appropriate.

TOP and NMF took the following measures to ensure fairness in the execution of the Merger Agreement.

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a.	Measures to Secure Fairness in the Course of Considering Pros and Cons of Merger and Merger Ratio

Neither TOP nor NMF holds any investment units of the other party and there are no capital ties between them.  In addition, there is no special capital relationship among Top REIT Asset Management Co., Ltd., which is the asset management company for TOP, Nomura Real Estate Asset Management Co., Ltd, (“NREAM”) which is the asset management company for NMF and their shareholders, and they have no mutual material interest.  Accordingly, TOP and NMF have, on an arm’s length basis, agreed upon the execution of the Merger Agreement including the merger ratio after discussions and negotiations.

In addition, TOP and NMF have, respectively, in the course of considering the Merger, timely reported the status of the consideration to the board of directors of each investment corporation, which is constituted by one executive director and two supervisory directors, whose independence from an asset management company has been ensured under the Investment Trust Act.  Further, important matters to be considered are deliberated and approved by the board of directors of each investment corporation.

Furthermore, TOP has appointed Mori Hamada & Matsumoto and NMF has appointed Nagashima Ohno & Tsunematsu, as a legal advisor for the Merger, and TOP and NMF have respectively received advice on matters including the procedures for the Merger, the method and procedures for making decisions.

b.	Measures to Secure Fairness in Determination of Merger Ratio

As described above, TOP and NMF requested their respective financial advisors to conduct a financial analysis regarding the merger ratio. In determining the appropriate merger ratio, TOP and NMF considered various factors including the financial analyses conducted by their respective financial advisors.

In order to ensure the fairness of the Merger, TOP has retained Daiwa Securities, which is an independent third party financial advisor, for its unitholders, and obtained a report of merger ratio analysis, in which analyses of allotment of units in the Merger were conducted from a financial viewpoint under certain assumptions.  Given the above, the board of directors of TOP has determined that measures for ensuring the fairness of the Merger were adequately implemented.

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In order to ensure the fairness of the Merger, NMF has retained Nomura Securities, which is an independent third party financial advisor, for its unitholders, and obtained a report of merger ratio analysis, in which analyses of allotment of units in the Merger were conducted from a financial viewpoint under certain assumptions. Given the above, the board of directors of NMF has determined that measures for ensuring the fairness of the Merger were adequately implemented.

It should be noted that neither of TOP nor NMF obtained a fairness opinion from the relevant financial advisor to the effect that the merger ratio is financially suitable for each unitholder of each investment corporation.

(Note 1)

In analyzing the merger ratio, Daiwa Securities has assumed that all of the information under analysis and consideration (including, but not limited to, the information provided by TOP and NMF and the publicly available information) was accurate and complete, and shall not bear the obligation to verify the accuracy or completeness of such information.  In analyzing the merger ratio, Daiwa Securities did not make any independent valuation, appraisal or assessment of all of the assets or liabilities (including, but not limited to, derivative financial instruments, off-balance-sheet assets or liabilities, or any other contingent liabilities) of TOP and NMF, including analysis and valuation of their individual assets and liabilities, nor shall Daiwa Securities bear the obligation to request a third-party institution for any such valuation, appraisal or assessment.  In analyzing the merger ratio, Daiwa Securities has assumed that the financial forecasts provided by TOP and NMF have been prepared on the reasonable premises on the basis of the best currently available estimates and judgments of the respective managements of TOP and NMF, and shall not bear the obligation to verify the accuracy and viability of the relevant financial forecasts.

(Note 2)

Nomura Securities has generally used the information provided by TOP and NMF and the publicly available information, in order to conduct the merger ratio analysis.  Nomura Securities has not conducted any independent verification on the accuracy or completeness of the materials and information, but rather has assumed that all such materials and information are accurate and complete.  In addition, Nomura Securities has not made any independent valuation, appraisal or assessment of the assets or liabilities (including the off-balance-sheet assets and liabilities, or any other contingent liabilities) of TOP and NMF.  Nomura Securities has not appointed any third-party institution for any such valuation, appraisal or assessment.  Further, Nomura Securities has assumed that the financial projections (including profit plan and other information) provided by TOP and NMF have been prepared in a reasonable manner on the basis of the best estimates and judgment currently available by the management of TOP and NMF.

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c.	Relationship with the Financial Advisors

Neither Daiwa Securities nor Nomura Securities falls under the definition of an “Affiliated Party” of TOP or NMF as set forth in Article 67, Paragraph 4 of the Ordinance Regarding Calculation of the Investment Corporation (Cabinet Ordinance No. 47 of 2006, as amended; the same hereinafter) and has no significant interest to note in connection with the Merger.

(ii)	Reason for selecting cash as part of the consideration for merger

Instead of cash distributions to the unitholders of TOP for TOP’s final fiscal period ending on the day immediately prior to the effective date of the Merger, NMF will, within a reasonable period after the effective date of the Merger, make a cash distribution to the Allotted Unitholders, in an amount equivalent to the cash distributions for the final fiscal period (the payment will be the amount of distributable profit of TOP as of the day immediately prior to the effective date of the Merger divided by the number of investment units that is obtained by deducting (a) the number of investment units held by the unitholders other than the Allotted Unitholders from (b) the number of investment units issued and outstanding of TOP, as of the day immediately prior to the effective date of the Merger (such calculated amount being rounded down to the nearest whole yen)).

(iii)	Adequacy of provisions regarding the unitholders’ capital of NMF

A.	Unitholders’ capital: 0 yen

B.
Capital surplus:       the amount obtained by deducting the amount set out in A. above from the amount of increase or decrease in the unitholders’ equity, etc., set out in Article 22(1) of the Ordinance on Accountings of Investment Corporations

(2)	Matters that will serve as a reference with regard to the consideration for merger

(i)	Provisions of the articles of incorporation of the surviving corporation (NMF)

As described in Schedule 2.

(ii)	Exchangeability into cash of the investment units to be delivered as the consideration for merger

A.	Market on which those investment units will be traded

The Real Estate Investment Trust Securities Market of the Tokyo Stock Exchange

B.	Brokers, intermediaries, or agencies for the trading of those investment units

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Securities companies, etc. that are trading participants or members of the above stock exchange

(iii)	Market price of the investment units to be delivered as the consideration for merger

    The highest and lowest investment unit prices (closing prices) of NMF for the last six months are as follows.
Month	Dec. 2015	Jan. 2016	Feb. 2016	Mar. 2016	Apr. 2016	May. 2016
Highest (yen)	151,200	148,000	157,700	168,000	170,800	175,000
Lowest (yen)	145,100	134,400	143,300	153,200	162,000	163,200
(3)	Matters related to financial statements, etc.

(i)	Matters related to the surviving corporation (NMF)

A.
Details of financial statements, asset management reports, and financial statements of cash distributions pertaining to the most recent fiscal period of NMF (the 1st fiscal period ended February 29, 2016)

As described in Schedule 3.

B.
Details of disposition of material assets, assumption of significant obligations, or any other event materially affecting the status of an investment corporation’s assets that has occurred after the last day of the most recent fiscal period of NMF

a.
After the end of 1st fiscal period (February 29, 2016), NMF concluded the sales agreement regarding the assets below and completed the acquisition of the assets other than Landport Kashiwa Shonan II.  The total (anticipated) acquisition price is 21,328 million yen.

Property Name	Use	Date of Sales Agreement	(Anticipated) Acquisition Date	Seller	(Anticipated) Acquisition Price （millions of yen）
Hirakata Kuzuha Logistics Center	Logistics	March 30, 2016	April 27, 2016	Godo Kaisha Osaka Hirakata Project	3,460
PRIME URBAN Meguro Mita	Residential	March 31, 2016	April 25, 2016	Undisclosed (Note 1)	1,058
PRIME URBAN Chikusa	Residential	March 30, 2016	April 5, 2016	Undisclosed (Note 1)	1,110

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Landport Kashiwa Shonan II	Logistics	May 17, 2016	September 1, 2016	Nomura Real Estate Development Co., Ltd.	10,800
Ryotokuji University Shin-Urayasu Campus (Land)	Other （Land） (Note 2)	May 10, 2016	May 26, 2016	Ryotokuji University	4,900
(Note 1) Undisclosed, since consent have not obtained from the seller.

(Note 2) “Other” means other use except for logistics, retail, office, and residential.

b.
After the end of 1st fiscal period (February 29, 2016), NMF concluded the transfer agreement regarding the assets below and completed the acquisition of the assets. The total transfer price of those assets was 34,133 million yen, and gain on sales of real estate, etc., of 1,127 million yen will be included in the operating revenue for the second fiscal period of NMF (March 1, 2016 to August 31, 2016) as a result of that asset disposition.

Property Name	Use	Date of Transfer Agreement	Transfer Date	Buyer	Transfer Price （millions of yen）
Central Shintomicho Building	Office	March 30, 2016	April 12, 2016	Undisclosed (Note 1)	5,350
Toho Edogawabashi Building	Office	March 30, 2016	April 12, 2016	Undisclosed (Note 1)
Toshin Meguro Building	Office	March 30, 2016	April 12, 2016	Undisclosed (Note 1)
PRIME URBAN Ochiai	Residential	March 30, 2016	April 12, 2016	Undisclosed (Note 1)
PRIME URBAN Nakano	Residential	March 30, 2016	April 12, 2016	Undisclosed (Note 1)
PRIME URBAN Ekoda	Residential	March 30, 2016	April 12, 2016	Undisclosed (Note 1)
PRIME URBAN Urayasu II	Residential	March 30, 2016	April 12, 2016	Undisclosed (Note 1)
PRIME URBAN Yamahana	Residential	March 30, 2016	April 12, 2016	Undisclosed (Note 1)
NOF Nihonbashi Honcho Building （49%）(Note 2)	Office	May 17, 2016	May 17, 2016	Nomura Real Estate Development Co., Ltd.	11,270
NOF Tameike Building	Office	May 17, 2016	May 17, 2016	Nomura Real Estate Development Co., Ltd.	4,500

13

NOF Minami Shinjuku Building	Office	May 17, 2016	May 17, 2016	Nomura Real Estate Development Co., Ltd.	2,380
NOF Shinagawa Konan Building	Office	May 17, 2016	May 17, 2016	Undisclosed (Note 1)	10,633
Yokohama Odori Koen Building	Office	May 17, 2016	May 17, 2016	Undisclosed (Note 1)
JCB Sapporo Higashi Building	Office	May 17, 2016	May 17, 2016	Undisclosed (Note 1)
PRIME URBAN Hatagaya	Residential	May 17, 2016	May 17, 2016	Undisclosed (Note 1)
PRIME URBAN Sangen Jaya II	Residential	May 17, 2016	May 17, 2016	Undisclosed (Note 1)
PRIME URBAN Kamikitazawa	Residential	May 17, 2016	May 17, 2016	Undisclosed (Note 1)
(Note 1)	Undisclosed, since consent have not obtained from the buyer.

(Note 2)
Of the beneficial interest in real estate trust owned by Nomura Master Fund, part (quasi-co-ownership interest: 49%) was transferred. Nomura Master Fund will continue to own the other section of the trust beneficial interest (quasi-co-ownership interest: 51%).

c.
After the end of 1st fiscal period (February 29, 2016), NMF borrowed funds described in following list (a) and decided the borrowing described in following list (b).  NMF conducted early repayment of existing loan amounting to 13,800 million yen using cash reserves on May 26, 2016,

Lenders	Amount of loan （millions of yen）	Interest Rate	Execution Date	Repayment Date (Note 1)	Terms of Repayment	Collateral
(a) Executed borrowings as of the date of this notice
THE NISHI-NIPPON CITY BANK, LTD.	400	0.21810% (Note 2)	March 1, 2016	February 26, 2021	Lump-sum repayment on the repayment date	Unsecured, unguaranteed
Development Bank of Japan Inc.	1,000	0.32886% (Fixed)	March 1, 2016	August 26, 2022	Lump-sum repayment on the repayment date	Unsecured, unguaranteed
Mizuho Trust & Banking Co., Ltd, The Norinchukin Bank, Resona Bank, Limited, The Bank of Fukuoka, Ltd.	2,800	0.40740% (Note 2)	March 1, 2016	February 26, 2023	Lump-sum repayment on the repayment date	Unsecured, unguaranteed
Nippon Life Insurance Company	1,000	0.43466% (Fixed)	March 1, 2016	August 26, 2023	Lump-sum repayment on the repayment date	Unsecured, unguaranteed

14

Mizuho Bank, Ltd. Mitsubishi UFJ Trust and Banking Corporation Sumitomo Mitsui Trust Bank, Limited	4,200	0.62675% (Note 2)	March 1, 2016	February 26, 2025	Lump-sum repayment on the repayment date	Unsecured, unguaranteed
The Bank of Tokyo-Mitsubishi UFJ, Ltd Sumitomo Mitsui Banking Corporation	4,000	0.74080% (Note 2)	March 1, 2016	February 26, 2026	Lump-sum repayment on the repayment date	Unsecured, unguaranteed
The Bank of Tokyo-Mitsubishi UFJ, Ltd., Sumitomo Mitsui Banking Corporation Mizuho Bank, Ltd.	1,300	JBA 1 month JPY TIBOR +0.50% (Floating)	March 1, 2016	February 26, 2017	Lump-sum repayment on the repayment date	Unsecured, unguaranteed
Mitsui Sumitomo Insurance Company, Limited	1,000	0.41250% （Fixed）	May 26, 2016	May 26, 2023	Lump-sum repayment on the repayment date	Unsecured, unguaranteed
Resona Bank, Limited The Bank of Fukuoka, Ltd.	1,100	0.51000% （Fixed）	May 26, 2016	May 26, 2024	Lump-sum repayment on the repayment date	Unsecured, unguaranteed
(b) Unexecuted borrowings as of the date of this notice
Sumitomo Mitsui Banking Corporation	4,700	－ (Note 3)	June 27,2016	December 27, 2016	Lump-sum repayment on the repayment date	Unsecured, unguaranteed
Mitsubishi UFJ Trust and Banking Corporation	2,700	－ (Note 3)	June 27,2016	May 26, 2024	Lump-sum repayment on the repayment date	Unsecured, unguaranteed
Development Bank of Japan Inc.	2,250	－ (Note 3)	June 27,2016	November 26, 2024	Lump-sum repayment on the repayment date	Unsecured, unguaranteed
Mitsubishi UFJ Trust and Banking Corporation	2,000	－ (Note 3)	June 27,2016	November 26, 2025	Lump-sum repayment on the repayment date	Unsecured, unguaranteed
Development Bank of Japan Inc.	2,500	－ (Note 3)	June 27,2016	May 26, 2026	Lump-sum repayment on the repayment date	Unsecured, unguaranteed
(Note 1)	Repayment Date is the following business day if the date is a non-business day, or the prior business day if the following business date is in the next month.

(Note 2)	Interest Rate after fixation based on the execution of the interest swap agreement

(Note 3)	The figures are not described since TOP has not received the information from NMF as of resolution of convocation of the General Meeting of Unitholders.

15

(Note 4)
The purpose of borrowings executed on March 1, 2016 was to appropriate the acquisition of assets, the purpose of the borrowings executed on May 26 and June 27, 2016 was to appropriate part of the repayment of existing loan.

(ii)	Matters related to the absorbed corporation (TOP)

Details of disposition of material assets, assumption of significant obligations, or any other event materially affecting the status of an investment corporation’s assets that has occurred after the last day of the most recent fiscal period of TOP

a.
TOP executed an agreement with a Japanese operating company dated May 26, 2016 for the sale and purchase of Kojima x Bic Camera Kashiwa Store with August 25, 2016 as the transfer date.  The equivalent of the expected loss on sale of 181 million yen was included as impairment loss in the extraordinary loss of TOP for the 20th fiscal period (November 1, 2015 to April 30, 2016).

b.
With respect to the Ito-Yokado Higashi-Narashino Store, for which a lease agreement termination notice (termination date: June 4, 2017) was received from the tenant, Ito-Yokado Co., Ltd., on June 3, 2016, Top REIT has recorded in its extraordinary losses the amount of \5,274 million as an impairment loss, which is the difference between the reappraised value after receipt of the termination notice (reappraisal date: June 3, 2016) and the book value, for the 20th fiscal period (November 1, 2015 to April 30, 2016).

Proposal No. 2:	Termination of the Asset Management Agreement with Top REIT Asset Management Co., Ltd.

Upon the Merger, TOP will terminate the asset management agreement currently executed between TOP and the Asset Manager on the effective date of the Merger subject to the Merger taking effect.  TOP is submitting a proposal for approving this termination.

NMF has executed an asset management agreement with NREAM, and after the Merger, NREAM will continue to manage the assets of NMF, which will be the surviving corporation.

This proposal is subject to Proposal No. 1 “Approval of the Absorption-Type Merger Agreement with Nomura Real Estate Master Fund, Inc.” being approved and passed as planned.

Reference Matters

If any of the proposals submitted to the general meeting of unitholders conflicts with any of the others, the provision of “deemed approval” which is provided for in Article 93, Paragraph 1 of the Act Concerning Investment Trusts and Investment Corporations and Article 15, Paragraph 1 of the Articles of Incorporation of Top REIT will not apply to any of the conflicting proposals.  Neither of Proposal No. 1 and Proposal No. 2 above constitutes such a conflicting proposal.

16

[Translation]

Schedule 1

Merger Agreement (Copy)

Nomura Real Estate Master Fund, Inc. (“NMF”) and Top REIT, Inc. (“Top REIT”) hereby enter into this merger agreement (this “Agreement”) as follows with respect to the merger between NMF and Top REIT (the “Merger”).

Article 1        Merger Method

NMF and Top REIT shall conduct an absorption-type merger as provided for in Article 147 of the Act on Investment Trusts and Investment Corporations (Act No. 198 of 1951, as amended; the “Investment Trust Act”) in which NMF is the surviving corporation and Top REIT is the absorbed corporation.

Article 2         Trade Names and Addresses of Merger Parties

The trade names and addresses of the surviving corporation and absorbed corporation are as follows:

(1)	Surviving corporation’s trade name and address Trade name: Nomura Real Estate Master Fund, Inc. Address: 8-5-1 Nishi-Shinjuku, Shinjuku-ku, Tokyo

(2)	Absorbed corporation’s trade name and address Trade name: Top REIT, Inc. Address: 1-3-7 Yaesu, Chuo-ku, Tokyo

Article 3              Method for Calculating Number of Investment Units of NMF to Be Delivered Through Merger and Matters Concerning Allotment of Them

1.
At the time of the Merger, NMF will newly issue investment units of NMF in the amount of 2.62 times the total number of investment units of Top REIT held by unitholders listed or recorded in Top REIT’s last unitholders’ register as of the day before the Effective Date (the date defined in Article 5; the same hereinafter) (excluding NMF, Top REIT, and unitholders of Top REIT who have requested that Top REIT buyback investment units they hold under Article 149-3 of the Investment Trust Act; the “Unitholders to Receive Allotment”), and NMF will allot 2.62 investment units of NMF for each investment unit of Top REIT to the Unitholders to Receive Allotment.

1

2.
In respect of the preceding paragraph, if the number of investment units of NMF that shall be delivered to the Unitholders to Receive Allotment includes a fraction of less than one unit, NMF shall handle such fractions in accordance with the provisions of Article 149-17 of the Investment Trust Act.

Article 4	Matters Concerning Total Amount of Investment of the Surviving Corporation

The total amount of investment and the amount of investment surplus of NMF to be increased through the Merger are as set out below.  However, NMF and Top REIT may change such amount through consultation and agreement in consideration of the financial condition of NMF and Top REIT as of the day before the Effective Date.

(1)	Total Amount of Investment: 0 yen

(2)
Amount of Investment Surplus:
The amount obtained by deducting the amount provided for in the preceding item from the amount of the change in unitholders’ capital as provided for in Article 22, Paragraph 1 of the Ordinance on Accountings of Investment Corporations (Cabinet Office Ordinance No. 47 of 2006; as amended)

Article 5	Effective Date

1.	The effective date of the Merger shall be September 1, 2016 (the “Effective Date”).

2.
Notwithstanding the provisions of the preceding paragraph, NMF and Top REIT may, through consultation and agreement, change the Effective Date if it is necessary to do so, in relation to the progress of the procedures for the Merger or for any other reason.

Article 6	General Meeting of Unitholders for Approval of Merger Agreement, etc.

1.
NMF shall execute the Merger pursuant to Article 149-7, Paragraph 2 the Investment Trust Act, without obtaining approval for this Agreement at a general meeting of unitholders under Paragraph 1 of that Article.

2

2.
Top REIT shall hold a general meeting of unitholders on July 28, 2016 or the date separately agreed by and between NMF and Top REIT, and shall request the approval of the following matters: (i) the approval of this Agreement pursuant to the provisions set forth in Article 149-2, Paragraph 1 of the Investment Trust Act; (ii) the termination of its asset management agreement with Top REIT Asset Management Co., Ltd. (“TRAM”) on the condition that the Merger has taken effect; and (iii) other proposals separately agreed by and between NMF and Top REIT.

Article 7	Post-Merger Trade Name, Related Corporations, etc. of NMF

1.	NMF’s trade name will not change in the Merger, and it will continue to use the trade name Nomura Real Estate Master Fund, Inc. after the Merger.

2.
The asset management company (which is prescribed in Article 2, Paragraph 21 of the Investment Trust Act; the same shall apply hereinafter), the asset custody company (which is prescribed in Article 2, Paragraph 22 of the Investment Trust Act; the same shall apply hereinafter), the administrative agent (which is prescribed in Article 2, Paragraph 23 of the Investment Trust Act, and which is entrusted with the business affairs prescribed in each of the items of Article 117 of the Investment Trust Act; the same shall apply hereinafter), and the account auditor of NMF shall not change in the Merger; provided, however, that this shall not apply if NMF and Top REIT separately consult and agree otherwise.

3.
On the condition precedent that the Merger has taken effect, Top REIT will terminate to NMF’s reasonable satisfaction, by (but not including) the Effective Date, its asset management agreement with TRAM, asset custodian agreement with its asset custody company, audit agreement with its account auditor, general administrative service agreement with its administrative agent and other agreements separately agreed by and between NMF and Top REIT.

Article 8	Cash Distributions

1.
From (and including) the date of execution of this Agreement to (but not including) the Effective Date, NMF shall not distribute cash to unitholders or registered pledgees of investment units, or acquire investment units with compensation upon agreement with unitholders.

3

2.
From (and including) the date of execution of this Agreement to (but not including) the Effective Date, Top REIT may distribute (i) cash in the amount not exceeding the distributable profit and (ii) cash in an amount exceeding the distributable profit that Top REIT approved at the board of directors meeting held on June 23, 2016 (JPY 11,460 per unit and JPY 2,016,960,000 in total) for the fiscal period ended April 30, 2016 to unitholders or registered pledgees of investment units listed or recorded on Top REIT’s last unitholders’ register as of April 30, 2016.  Top REIT shall not distribute any other cash to unitholders.  During the period from (and including) the date of execution of this Agreement to (but not including) the Effective Date, Top REIT shall not acquire investment units with compensation upon agreement with unitholders.

Article 9	Cash Delivered upon Merger

1.
In addition to the investment units set forth in Article 3, Paragraph 1, in place of Top REIT’s cash distribution to unitholders of Top REIT for Top REIT’s fiscal period ending on the day before the Effective Date (the “Top REIT’s Final Fiscal Period”), NMF will pay cash delivered upon the Merger to the Unitholders to Receive Allotment and registered pledgees of the investment units thereof within a reasonable period, after the Effective Date, considering calculation of Top REIT’s revenue for Top REIT’s Final Fiscal Period, office procedures for the delivery of a payment, etc.  The amount of such cash delivered upon the Merger is calculated in accordance with the following formula (truncated to the nearest yen) for every 1 investment unit of Top REIT they own.

Amount of cash delivered upon the Merger per investment unit	=	Amount of Top REIT’s distributable profits as of the day before the Effective Date
Number of Top REIT’s outstanding investment units as of the day before the Effective Date

In addition, “Number of Top REIT’s outstanding investment units as of the day before the Effective Date” described in the formula above is the number of investment units that is obtained by deducting (a) the number of investment units held by the Top REIT unitholders other than the Unitholders to Receive Allotment from (b) the number of Top REIT’s investment units issued and outstanding as of the day before the Effective Date.

Article 10	Succession to Corporation Assets

NMF will on the Effective Date succeed all of the assets, liabilities, rights, and obligations of Top REIT as of the Effective Date.

4

Article 11	Covenants

1.
From (and including) the date of execution of this Agreement to (but not including) the Effective Date, NMF and Top REIT shall conduct their respective businesses, and manage and operate their own assets in substantially the same manner as before the execution of this Agreement and in the manner of the ordinary course of business with the due care of a prudent manager, and cause their respective asset management companies, asset custody companies, administrative agents, or account auditors and other third parties to do the same.  With respect to the actions that materially affect their respective assets or rights and obligations (including an issuance of investment units and execution or implementation of agreement on the acquisition or sales of the properties, etc., but excluding those prescribed in this Agreement and those under the agreements already executed and publically announced on or before the date of execution of this Agreement), each party shall take such actions upon obtaining prior consent of the other party (such consent shall not be unreasonably refused, withheld or delayed).

2.
From (and including) the date of execution of this Agreement to (but not including) the Effective Date, NMF and Top REIT shall take practical measures that are necessary for the succession by NMF to the assets, liabilities, and obligations of Top REIT through the Merger, and the parties shall cooperate and cause their respective asset management companies to cooperate as necessary in order to take such measures, such as through mutual information exchange.

3.
From (and including) the date of execution of this Agreement to (but not including) the Effective Date, NMF and Top REIT shall be responsible for performance of their obligations with respect to their loans, etc., and shall not engage in actions resulting in breaches of financial covenants.

Article 12	Conditions Precedent to the Effectiveness of the Merger and Termination

NMF and Top REIT may terminate this Agreement upon written notice to the other party prior to the Effective Date, without bearing any responsibility or obligation of payment to the other party (except for the case in which there is a breach attributable to the party itself who wishes to terminate this Agreement), if any of following conditions precedent to the effectiveness of the Merger are unfulfilled or if it is proven that any of the following conditions precedent to the effectiveness of the Merger will not be fulfilled (unless due to any breach, defect or issue attributable to the party itself or a relevant person thereof), on the date immediately before the Effective Date:

(1)
It has been confirmed in a manner and substance reasonably satisfactory to NMF and Top REIT that the filing of a registration statement on Form F-4 is not required for the Merger under the U.S. securities laws.

5

(2)	Top REIT and TRAM have agreed in advance to terminate as of the Effective Date the Asset Management Agreement executed between Top REIT and TRAM, with the contents that NMF are reasonably satisfied.

(3)
With respect to both NMF and Top REIT, the procedures pursuant to applicable laws and regulations and the internal rules of NMF and Top REIT (with respect to Top REIT, including approvals at the general meeting of unitholders provided for in Article 6, Paragraph 2) and obtaining permits and approvals as required to implement the Merger or the matters contemplated in connection with the Merger have been completed.

(4)
Prior consent (such consent must be in writing in principle unless there are reasonable grounds for not being able to obtain prior consent in writing) has been obtained from all of the financial institutions that have been providing loans to NMF and Top REIT, regarding the implementation of the Merger and the terms and conditions for the lending on and after the Effective Date (with respect to loan agreements, including the countermeasures for the prevention of the occurrence of breaches of financial covenants, breaches of covenants and acceleration event attributable to surviving corporation after the Merger), and such consent has not been withdrawn by any of such financial institutions.

(5)
Approval from the other parties from whom NMF and Top REIT should obtain an approval regarding the implementation of the Merger in compliance with contracts, etc. (except (i) financial institutions prescribed in the preceding item and (ii) the parties with whom NMF and Top REIT have consulted and agreed that there is little importance to maintain relevant agreement, etc. for operation of the surviving corporation after the Merger) has been obtained.

(6)
There exist no events that are reasonably considered to be a material obstruction or issue for the realization of the Merger, including, but not limited to, any event in relation to the Merger that will have material adverse effect on the cash management of the surviving corporation after the Merger.

(7)
There has been no breach of contractual obligations (including this Agreement) or any default in monetary obligations (including delinquency in payment of tax due and payable) (however, excluding minor breach for both cases), as to NMF and Top REIT.  In addition, there has been no occurrence of acceleration event (including any event that shall fall in an event of default as a result of notice, the passage of time, or both), suspension of payment, inability to pay debts, or commencement of or filing of petition for bankruptcy, special liquidation, civil rehabilitation, or other applicable legal insolvency procedures, as to NMF and Top REIT.

6

(8)
Each of NMF and Top REIT has implemented all transactions under any agreement executed on or before the execution date of this Agreement that pertains to the acquisition or sale of property and whose scheduled implementation date is before the Effective Date, and there is no specific risk of any agreement whose scheduled implementation date is on or after the Effective Date not being implemented.

(9)
None of NMF, its asset management company, Top REIT, or TRAM has received administrative sanction such as deletion of the registration, suspension of business in whole or in part, or other administrative sanction that would cause material hindrance or material adverse effects to implement the Merger from the regulatory agencies.

Article 13	Amendment to the Merger Conditions; Termination of this Agreement

NMF and Top REIT may, through consultation in good faith and agreement, amend the conditions of the Merger or other contents of this Agreement or terminate this Agreement, if, during the period from (and including) the date of execution of this Agreement to (but not including) the Effective Date, (i) there is a material change in the assets or management situation of NMF or Top REIT; (ii) a situation arises that will materially obstruct the implementation of the Merger; (iii) achievement of the purpose of the Merger become difficult due to any other event; or (iv) it becomes apparent that an event has arisen that might give rise to any of the above situations.

Article 14.     Expenses

Except as otherwise provided in this Agreement, each party to this Agreement shall bear the expenses incurred by the day before the Effective Date, including the remuneration for certified public accountants, lawyers, licensed tax accountants, an investigation firm, advisors and other professionals retained for its own benefit in connection with the preparation and execution of this Agreement and various procedures and transactions planned under this Agreement, and other commissions, expenses, etc., and fees paid to a lender for the provision of a loan, or losses incurred due to swap transactions (the “Expenses”).  Top REIT shall record the Expenses to be borne by itself as expenses in the financial statements for the fiscal period that ends before the Effective Date (including the fiscal period ending on the day before the Effective Date).

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Article 15.     Governing Law and Jurisdiction

1.	This Agreement shall be governed by, and construed in accordance with, Japanese Law.

2.	Each party to this Agreement shall agree that the Tokyo District Court shall have exclusive jurisdiction of the first instance over all disputes arising in connection with this Agreement.

Article 16.     Consultation in Good Faith

With respect to any matter not described in this Agreement, NMF and Top REIT shall resolve such matter that is necessary in respect of the Merger in accordance with the purpose of this Agreement upon mutual consultation.

(REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK.)

8

IN WITNESS WHEREOF, two (2) counterparts of this Agreement have been prepared, and each of the parties shall affix its name and seal impression thereon, and retain one (1) counterpart each.

May 26, 2016

NMF:	Nomura Real Estate Master Fund, Inc.
8-5-1 Nishi-Shinjuku, Shinjuku-ku, Tokyo
Satoshi Yanagita, Executive Director

Top REIT:	Top REIT, Inc.
1-3-7 Yaesu, Chuo-ku, Tokyo
Junichi Sahara, Executive Officer

(Note) The description is the Merger Agreement after the change by the amendment agreement to the Merger Agreement dated June 23, 2016.

9

[Translation]

Schedule 2

ARTICLES OF INCORPORATION

of

NOMURA REAL ESTATE MASTER FUND, INC.

(Translation for reference purpose only)

ARTICLES OF INCORPORATION
of
NOMURA REAL ESTATE MASTER FUND, INC.

(Translation for reference purpose only)

ARTICLES OF INCORPORATION
of
NOMURA REAL ESTATE MASTER FUND, INC.
(Nomura Fudosan Master Fund Toshi Hojin)

 CHAPTER I

GENERAL PROVISIONS

Article 1.                        (Trade Name)

The investment corporation shall be called Nomura Fudosan Master Fund Toshi Hojin, and in English, Nomura Real Estate Master Fund, Inc. (the “Investment Corporation”).

Article 2.                        (Purpose)

The purpose of the Investment Corporation shall be to manage assets in accordance with the Act Concerning Investment Trusts and Investment Corporations (the “Investment Trust Act”) through investment primarily in Specified Assets (here and hereafter, meaning the assets specified in the Investment Trust Act).

Article 3.                        (Location of Head Office)

The Investment Corporation shall have its head office in Shinjuku-ku, Tokyo.

Article 4.                        (Method of Giving Public Notice)

Public notices of the Investment Corporation shall be given in the Nihon Keizai Shimbun.

CHAPTER II

INVESTMENT UNITS

Article 5.                        (Repayment for Units at the Request of Unitholders and Acquisition of Units through Agreement with Unitholders)

1.	The Investment Corporation shall not make repayment for any unit at the request of unitholders.

2.	The Investment Corporation shall be able to acquire its investment units for value through agreement with unitholders.

Article 6.                       (Total Number of Units Authorized to Be Issued by the Investment Corporation)

1.	The total number of units authorized to be issued by the Investment Corporation shall be twenty million (20,000,000) units.

2.	The ratio of the issue price of units issued and offered in Japan to the aggregate issue price of units issued by the Investment Corporation shall exceed 50%.

3.
The Investment Corporation may offer units to be issued by the Investment Corporation for subscription, upon obtaining an authorization of the Board of Directors, within the scope provided in Paragraph 1.  The issue price for the Units for Subscription (meaning the units allotted to persons who, in response to such offer, applied for subscription of such units) shall be approved by the Board of Directors as deemed as a fair price in light of the contents of the assets owned by the Investment Corporation (the “Investment Assets”).

Article 7.                        (Unit Handling Regulations)

The handling of units of the Investment Corporation and fees therefor shall be governed by the Unit Handling Regulations established by the Board of Directors, as well as by laws and regulations or these Articles of Incorporation.

Article 8.                        (Minimum Net Asset Amount to be Maintained at All Times by the Investment Corporation)

The minimum net asset amount that the Investment Corporation shall maintain at all times shall be fifty million (50,000,000) yen.

CHAPTER III

GENERAL MEETINGS OF UNITHOLDERS

Article 9.                        (Holding and Convocation of Meetings)

1.
General meetings of unitholders shall be convened on May 1, 2017 or without delay after that date and a general meeting of unitholders shall be convened every two years thereafter on May 1 or without delay after that date.

2.	In addition to the case set forth in the preceding paragraph, general meetings of unitholders shall be convened when necessary.

3.
General meetings of unitholders shall, unless otherwise stipulated by laws and regulations, be convened by the executive director if there is one executive director, and if there are two or more executive directors, by one executive director in accordance with the order previously determined by the Board of Directors.

Article 10.                      (Chairman)

The chairman of a general meeting of unitholders shall, when there is only one executive director, be such executive director, and when there are two or more executive directors, be one of such executive directors in accordance with an order previously determined by the Board of Directors; provided, however, that if the executive director to be the chairman is unable to so act due to accidents, another executive director or a supervisory director shall serve as chairman in accordance with the order previously determined by the Board of Directors.

Article 11.                      (Resolutions)

1.
Resolutions of a general meeting of unitholders shall, unless otherwise stipulated by laws and regulations or these Articles of Incorporation, be adopted by a majority of voting rights of the unitholders in attendance at the general meeting of unitholders.

2.	A unitholder may exercise his/her voting rights by delegating such voting rights to another unitholder of the investment Corporation who has voting rights as a proxy.

3.	In case of the preceding Paragraph, a unitholder or the proxy shall submit a certificate evidencing the status of the proxy for each general meeting of unitholders to the Investment Corporation.

Article 12.                     (Exercise of Voting Right in Writing)

1.
Exercise of voting right in writing shall require a statement of the necessary matters in the document for the exercise of voting right and submission to the Investment Corporation of the document with the necessary matters stated by the time specified by laws and regulations.

2.	The number of voting rights exercised in writing in accordance with the preceding Paragraph shall be included in the number of voting rights of the unitholders in attendance.

Article 13.                     (Exercise of Voting Right through Electromagnetic Methods)

1.
Exercise of voting right through electromagnetic methods shall require provision of necessary matters that should be stated in the document for the exercise of voting right to the Investment Corporation through electromagnetic methods, as prescribed by laws and regulations and with approval from the Investment Corporation, by the time specified by laws and regulations.

2.	The number of voting rights exercised through electromagnetic methods in accordance with the preceding Paragraph shall be included in the number of voting rights of the unitholders in attendance.

Article 14.                      (Deemed Approval)

1.
Any unitholder who does not attend a general meeting of unitholders and does not exercise his/her voting rights shall be deemed to be in favor of any proposal submitted to such general meeting of unitholders (provided, however, that in cases where two or more proposals are submitted and any such proposal is in conflict in its nature with another proposal, both of such proposals shall be excluded from such deemed approval).

2.
The number of voting rights owned by the unitholder deemed to be in favor of a proposal in accordance with the preceding Paragraph shall be included in the number of voting rights of the unitholders in attendance.

Article 15.                      (Record Date, etc.)

1.
In cases where general meetings of unitholders are convened pursuant to the provisions of Article 9, Paragraph 1, the Investment Corporation shall determine the unitholders listed in the latest unitholders’ list as of the last day of February 2017 and the last day of February of every two years thereafter as the person who may exercise voting rights at relevant general meeting of unitholders.

2.
The Investment Corporation may determine unitholders listed in the latest unitholders’ list as of the record date determined by a resolution of the Board of Directors and announced in advance in a public notice in accordance with laws and regulations as the person who may exercise voting rights at a general meeting of unitholders, when necessary.

3.	The minutes of a general meeting of unitholders shall be prepared, in accordance with laws and regulations.

CHAPTER IV

EXECUTIVE DIRECTORS AND SUPERVISORY DIRECTORS

Article 16.                      (Number of Executive Directors and Supervisory Directors)

The number of executive directors of the Investment Corporation shall be no less than one and the number of supervisory directors of the Investment Corporation shall be no less than two (provided, however, the number of supervisory directors shall exceed the number of executive directors).

Article 17.                     (Election and Term of Executive Directors and Supervisory Directors)

1.	Executive directors and supervisory directors shall be elected through a resolution adopted by a general meeting of unitholders, unless otherwise stipulated by laws and regulations.

2.
The term of office of executive directors and supervisory directors shall be two years after their respective assumption of office; provided, however, that this shall not preclude the extending or shortening the term of office to the extent prescribed by laws and regulations by resolution of a general meeting of unitholders. In addition, the term of office of any executive director or supervisory director elected to fill a vacancy or to increase in number the executive directors or supervisory directors shall be the same as the remaining term of office of his/her predecessor or of the other executive directors or supervisory directors then in office.

3.
The period during which the resolution on the election of substitute directors (here and hereafter in this Paragraph, meaning executive directors and supervisory directors) to fill a vacancy will remain in force shall continue until the expiration of the term of office of the directors to be substituted who were elected at the general meeting of unitholders at which the aforementioned resolution was adopted (in cases where the directors were not elected at such general meeting of unitholders, then at the most recent general meeting of unitholders at which the directors were elected); provided, however, that such period may be shortened by a resolution of the general meeting of unitholders.

Article 18.                      (Standards for Payment of Compensation for Executive Directors and Supervisory Directors)

Standards for the payment of compensation and the time of payment to the executive directors and the supervisory directors shall be as follows:

(1)
Compensation for an executive director shall be no more than 800,000 yen per month, and the amount of compensation shall be determined by the Board of Directors taking into account the levels of compensation of directors and statutory auditors performing similar work in similar positions for other companies and legal entities, general economic trends, trends concerning wages and other factors.  Payment shall be made by the last day of the relevant month by remittance into a bank account designated by the relevant executive director.

(2)
Compensation for a supervisory director shall be no more than 700,000 yen per month, and the amount of compensation shall be determined by the Board of Directors taking into account the levels of compensation of directors and statutory auditors performing similar work in similar positions for other companies and legal entities, general economic trends, trends concerning wages and other factors.  Payment shall be made by the last day of the relevant month by remittance into a bank account designated by the relevant supervisory director.

Article 19.	(Exemption of Liability of Executive Directors, Supervisory Directors, and Independent Auditors to the Investment Corporation)

If executive directors, supervisory directors or independent auditors (here and hereafter in this Article, referred to as the “Directors Etc.”) has performed his or her duties in good faith and without gross negligence, and when the Investment Corporation finds it particularly necessary, taking into consideration the details of the facts that are the source of liability, the status of the execution of the duties of such Directors Etc., and other circumstances, the Investment Corporation may, to the extent permitted by laws and regulations, by resolution of the Board of Directors, exempt such Directors Etc. from liability for damages under Article 115-6, Paragraph 1 of the Investment Trust Act.

CHAPTER V

BOARD OF DIRECTORS

Article 20.                      (Board of Directors)

The Investment Corporation shall establish a Board of Directors made up of all of the executive directors and supervisory directors.

Article 21.                      (Convocation, etc.)

1.
In case the number of executive directors is one, such executive director shall, unless otherwise stipulated by laws and regulations, convene a meeting of the Board of Directors and act as chairman thereat.  In case the number of executive directors is two or more, one of the executive directors shall, unless otherwise stipulated by laws and regulations, convene a meeting of the Board of Directors in accordance with the order previously determined by the Board of Directors.

2.
Executive directors and supervisory directors who are not entitled to convene a meeting of the Board of Directors may request convocation of the Board of Directors in accordance with the Investment Trust Act.

3.
Notice of convocation of a meeting of the Board of Directors shall be given to all executive directors and supervisory directors at least three days prior to the date set for such meeting; provided, however, that this convocation period may be shortened in case of emergency.

4.	A meeting of the Board of Directors may be held without the convocation procedures upon the consent of all of the executive directors and supervisory directors.

5.
In case the number of executive directors is one, such executive director shall act as chairman at a meeting of the Board of Directors.  In case the number of executive directors is two or more, one of the executive directors shall act as chairman thereat in accordance with the order previously determined by the Board of Directors; provided, however, that if such executive director to be the chairman is unable to so act due to accidents, another executive director or a supervisory director shall serve as chairman thereat in accordance with the order previously determined by the Board of Directors.

Article 22.                      (Resolutions, etc.)

1.
Resolutions of a meeting of the Board of Directors shall, unless otherwise stipulated by laws and regulations or these Articles of Incorporation, be adopted by a majority of voting rights of the members in attendance at a meeting, at which more than one half (1/2) of the members then in office shall be present.

2.
Proceedings of meetings shall be recorded in the minutes in accordance with laws and regulations, and to which the executive directors and supervisory directors present at such meeting shall affix their names and seals or sign or digital sign.

Article 23.                        (Rules for the Board of Directors)

Matters concerning the Board of Directors shall be governed by the Rules for the Board of Directors resolved in a meeting of the Board of Directors in addition to laws and regulations and these Articles of Incorporation.

CHAPTER VI

INDEPENDENT AUDITOR

Article 24.                      (Election of the Independent Auditor)

An independent auditor shall be elected through a resolution of the general meeting of unitholders, unless otherwise stipulated by laws and regulations.

Article 25.                      (Term of Office)

1.
The term of office of the independent auditor shall expire at the conclusion of the first general meeting of unitholders held after the first fiscal period commenced after the expiration of one (1) year after his/her assumption of office.

2.	Unless otherwise resolved at the general meeting of unitholders referred to in the immediately preceding Paragraph, the independent auditor shall be deemed to be re-elected at such meeting.

Article 26.                     (Standards for Payment of Compensation for the Independent Auditor)

The compensation amount to the independent auditor for each fiscal period (defined in Article 35) subject to audit shall be determined by the Board of Directors within a maximum amount of thirty million (30,000,000) yen, and such amount shall be paid no later than the last day of the month following the month when the audit engagement for the settlement of the relevant fiscal period finishes, by remittance into a bank account designated by the independent auditor.

CHAPTER VII

ASSET MANAGEMENT OBJECTIVES AND POLICIES

Article 27.                      (Basic Asset Management Policies)

The Investment Corporation shall aim at managing its assets mainly as investment in real estate, leaseholds of real estate, surface rights, and the beneficial interests of trusts formed by entrustment of only these assets out of Real Estate, etc. Assets (meaning the assets specified in the Enforcement Ordinance of the Act Concerning Investment Trusts and Investment Corporations), and invest them to secure stable earnings and steady growth in the Investment Assets for the medium to long-term.

Article 28.                      (Investment Stance)

1.
When investing in Real-Estate Related Assets (here and hereafter, a collective designation of Real Estate, etc. (here and hereafter, the assets specified in Article 29, Paragraph 1, Items (1) or (2)) and Real Estate-Backed Securities (here and hereafter, the assets specified in Article 29, Paragraph 1, Item (3)), the Investment Corporation shall invest primarily in Real-Estate Related Assets, without limiting the use of real estate composed of or backed by real estate used as logistics facilities, retail facilities, offices, residential facilities or Real-Estate Related Assets for various purposes.

2.
The Investment Corporation shall focus its investments in the three major metropolitan areas and other major cities including government-designated cities in Japan and the surrounding areas of those cities.  When investing in Real Estate-Related Assets, the Investment Corporation shall seek to diversify the Investment Assets by region to secure stable cash flows through mitigating earthquake risks, risks associated with changes in local economies and leasing markets.

3.
In principle, the Investment Corporation shall acquire Real Estate-Related Assets that are actually or can be expected to generate stable leasing or other similar income (in the case of Real Estate Equivalents (a collective designation for the assets specified in Article 29, Paragraph 1, Item (2)) and Real Estate-Backed Securities, the Real Estate, etc. backing such assets shall in principle satisfy this condition).

4.
When investing in Real Estate-Related Assets, the Investment Corporation shall make comprehensive determinations based on the current and future profitability of the real estate comprising or backing such Real Estate-Related Assets, the site area, the size, and the characteristics of tenants and the detail of lease agreements, merchantability and the status of handling to the deterioration or obsolescence concerning buildings of such real estate, and rights under lease agreements and shall make decisions following an examination of the investment value.

5.
The Investment Corporation shall, from the medium to long-term view, seek to maintain and raise the asset value and competitiveness of the Real Estate-Related Assets which the Investment Corporation acquired by engaging in continuous capital investment in the real estate comprising or backing such Real Estate-Related Assets and aim to achieve stable growth in operating income by increasing revenues and reducing expenses.

6.
The Investment Corporation shall make comprehensive determinations concerning the sale of Real Estate-Related Assets which the Investment Corporation acquired taking into consideration the current and future profitability of the real estate comprising or backing such Real Estate-Related Assets, the future potential and stability of the surrounding market, merchantability and the status of handling to the deterioration or obsolescence concerning buildings of such real estate, the characteristics of tenants, the detail of rights under the lease agreements, and the composition of the Investment Corporation’s Investment Assets.

7.
Notwithstanding the provisions of preceding Paragraph, if any unexpected event such as a sudden change of market condition trends, general economic conditions or real estate market trend, etc. occurs, the Investment Corporation may take measures necessary.

8.
The Investment Corporation shall maintain the ratio of the aggregate value of the specified real estate (the real estate, leaseholds of real estate or surface rights, or the beneficial interests of trusts formed by entrustment of ownership rights of real estate, leaseholds of land or surface rights) to the aggregate value of the specified assets held by the Investment Corporation at not less than 75%.

Article 29.                     (Types, Objectives and Extent of Assets Targeted for Asset Management)

1.	The Investment Corporation shall invest in the specified assets set forth below in accordance with the basic asset management policies provided for in Article 27:

(1)	Real estate.

(2)	Each of the assets set forth below:

(i)	Leaseholds of real estate;

(ii)	Surface rights;

(iii)	The assets set forth in (1) or (2) (i) or (ii) above under foreign laws and regulations;

(iv)
Beneficial interests of trusts formed by entrustment of real estate, leaseholds of real estate, surface rights or the assets set forth in (iii) above (including comprehensive trusts (hokatsu shintaku) formed by entrustment of real estate, together with money appertaining thereto);

(v)	Beneficial interests of money trusts the purpose of which is to invest the trust properties mainly in real estate, leaseholds of real estate, surface rights or the assets set forth in (iii) above;

(vi)
Equity interests in such agreements as shall provide that, in consideration of contribution of either of the parties in order to finance an investment by the other party in (a) the real estate or (b) the assets set forth in (i) through (v) above, such other party shall invest the properties so contributed in such assets mainly and make distribution of profits from such investment (the “equity interests in anonymous associations (tokumei kumiai) relating to real estate”);

(vii)	Beneficial interests of money trusts the purpose of which is to invest the trust properties mainly in equity interests in anonymous associations relating to real estate; and

(viii)	Assets having a nature similar to the assets set forth in (iv) through (vii) formed in accordance with foreign laws and regulations.

(3)
The following certificates invested primarily in Real Estate, etc. (including rights that should be represented by the certificates in cases where certificates representing such rights have not been issued, and collectively referred to as the “Real Estate-Backed Securities”):

(i)	Preferred capital contribution certificates (as defined in the Act Concerning Securitization of Assets (the “Asset Securitization Act”));

(ii)	Beneficial certificates (as defined in the Investment Trust Act);

(iii)	Investment unit certificates (as defined in the Investment Trust Act);

(iv)	Beneficial certificates of specified purpose trust (as defined in the Asset Securitization Act (excluding such falling under the category of the assets set forth in (2) (iv), (v) or (vii) above));

(v)
Equity interests certificates in anonymous association (meaning equity interests in anonymous associations as set forth in Article 2, Paragraph 2, Item 5 of the Financial Instruments and Exchange Act (excluding such falling under the category of the assets set forth in (2) (vi) above)); and

(vi)	Assets having a nature similar to the assets set forth in (i) through (v) formed in accordance with foreign laws and regulations.

2.
The Investment Corporation may invest in the following specified assets, in addition to the specified assets set forth in the immediately preceding Paragraph, including rights that should be represented on the certificates in cases where certificates representing such rights have not been issued:

(1)	The specified assets falling under any of the following Items:

(i)	Deposits;

(ii)	Negotiable deposits;

(iii)
Monetary receivables (in this Paragraph, as defined in the Enforcement Order for the Investment Trust and Investment Corporation Act ; here and hereafter, referred to as the “Investment Trust Act Enforcement Order”);

(iv)	Government bonds (as defined in the Financial Instruments and Exchange Act);

(v)	Municipal bonds (as defined in the Financial Instruments and Exchange Act);

(vi)	Bonds issued by a juridical person pursuant to a special law (as defined in the Financial Instruments and Exchange Act);

(vii)	Shares (as defined in the Financial Instruments and Exchange Act);

(viii)	Commercial papers (as defined in the Financial Instruments and Exchange Act);

(ix)	Specified bonds provided for in the Asset Securitization Act (as defined in the Asset Securitization Act);

(x)	Beneficial interests of money trusts the purpose of which is to invest the trust properties mainly in the assets set forth in (i) through (ix) above; and

(xi)	Securities (securities as defined in the Investment Trust Act; excluding those assets set forth in Paragraph 1 and Paragraph 2 of this Article that fall under securities, hereinafter the same).

(2)	Rights relating to a derivative transaction (as defined in the Investment Trust Act Enforcement Order).

(3)	Facilities generating Renewable Energy (as defined in the Investment Trust Act Enforcement Order).

3.	The Investment Corporation may invest in the following rights, etc., the acquisition of which is considered to be necessary or useful in connection with Real Estate-Related Assets:

(1)	Trademarks and trademark equivalents (i.e., trademarks and exclusive or standard trademark use rights) under the Trademark Act;

(2)	Copyrights as defined in the Copyright Act;

(3)
Movables (of those movables specified in the Civil Code, facilities, fixtures, and other items attached to the real estate constructional or for the use of real estate); excluding those that fall under Facilities generating Renewable Energy);

(4)	Rights to use the source of hot springs provided for in the Hot Spring Act and the facilities relating to such hot springs;

(5)
Carbon dioxide equivalent quotas as defined in the Act on Promotion of Global Warming Countermeasures and any other rights similar thereto or emission rights (including emission rights regarding greenhouse gases); and

(6)	Other rights the acquisition of which is necessary or useful, in connection with investments in Real Estate-Related Assets, etc.

4.
In addition to the assets specified in the preceding three Paragraphs, the Investment Corporation may acquire, other than assets owned for investment purposes, assets such as trademarks relating to the Investment Corporation’s trade name and other assets owned in conjunction with the operation of the Investment Corporation.

Article 30.                      (Investment Restrictions)

1.
The Investment Corporation shall not seek to invest aggressively in securities and monetary receivables, etc. set forth in Paragraph 2, Item (1) of the immediately preceding Article, and in cases where there are surplus funds, make an investment taking into consideration the security and liquidity thereof, and in other cases, investment shall be made taking into consideration relevance with Real Estate-Related Assets.

2.
The Investment Corporation may invest in rights relating to a derivative transaction set forth in Paragraph 2, Item (2) of the immediately preceding Article; provided, however, that such investment shall be limited to those to be made for the purpose of hedging an interest rate risk arising from the Investment Corporation’s liabilities or a currency risk relating to Investment Assets of the Investment Corporation or other risks.

Article 31.                      (Reinvestment of Income)

The Investment Corporation may reinvest proceeds from the sale of Investment Assets, proceeds from the redemption of securities, interest, distributions relating to equity interest in anonymous associations, real estate leasing income and other income, and security deposits and guaranty monies.

Article 32.                      (Objectives and Extent of Leasing of Incorporated Assets)

1.
The Investment Corporation shall, in principle, lease all of the real estate (including, other than the real estate acquired by the Investment Corporation, the real estate which is the back assets of the Real Estate-Related Assets) belonging to the Investment Assets in order to obtain stable income therefrom for the medium to long-term (including the creation of car parks and the placement of signboards, etc.).

2.
When leasing real estate as provided for in the preceding Paragraph, the Investment Corporation may receive or provide security deposits or guaranty monies or any other money similar thereto, and if the Investment Corporation receives such money, the Investment Corporation shall invest such money in accordance with its basic asset management policies and investment stance.

3.
The Investment Corporation may not lease any Investment Assets other than the real estate (including, other than the real estate acquired by the Investment Corporation, the real estate which is the back assets of the Real Estate-Related Assets) belonging to the Investment Assets.

4.	The Investment Corporation may sublease the real estate, which The Investment Corporation lease from a third party, as part of its asset management.

Article 33.                      (Principle of Appraisal of Assets)

1.	The Investment Corporation shall conduct an appraisal of the Investment Assets carefully and faithfully for the benefit of the unitholders.

2.	The Investment Corporation shall, when conducting an appraisal of the Investment Assets, make effort to ensure the reliability of the appraisal.

3.	The Investment Corporation shall conduct an appraisal of the Investment Assets in conformity with the principle of consistency.

Article 34.                     (Methods, Standards and Calculation Date of Appraisal of Assets)

1.
The method of the appraisal of assets of the Investment Corporation shall be in accordance with the Investment Trust Act, the Ministerial Ordinance for Calculation of Investment Corporation, the “Rules relating to Real Estate Investment Trusts and Real Estate Investment Corporations” of The Investment Trusts Association, Japan and other laws and regulations, and generally accepted corporate accounting principles in Japan and the method of the appraisal with respect to each type of the Investment Assets shall be as set forth as follows.  For foreign currency transactions, accounting and appraisal shall be conducted in accordance with the Practical Guidelines on Accounting for Foreign Currency Transactions.

(1)
Real estate, leaseholds of real estate or surface rights, or the assets of a similar nature under foreign laws and regulations (as defined in Article 29, Paragraph 1, Item (1) and Article 29, Paragraph 1, Item (2), (i) through (iii)):

Appraisal shall be made at the value obtained by deducting the accumulated depreciation from the acquisition price.  The straight-line method shall be adopted as the method of calculation of depreciation for both of the building and facilities; provided, however, that for facilities, another method may be used if the straight-line method ceases to be suitable for a justifiable reason and that the adoption of such another method is reasonably deemed to cause no problem in terms of the protection of investors.

(2)
Beneficial interests of trusts or the assets of a similar nature under foreign laws and regulations formed by entrustment of real estate, leaseholds of real estate or surface rights, or the assets of a similar nature under foreign laws and regulations (as defined in Article 29, Paragraph 1, Item (2), (iv) or (viii)):

Appraisal shall be made pursuant to the Practical Solution on Accounting for Trusts (PITF No. 23) and at the value calculated as to the amount equivalent to the Investment Corporation’s share in the relevant beneficial interests, after aggregating the amount of the trust properties appraised by the method as provided for in (1) above, if such properties fall under the category of the assets set forth in (1) above, and, if such properties are financial assets, the amount thereof appraised in accordance with generally accepted corporate accounting principles in Japan, and deducting from the sum thereof the amount of liabilities.

(3)
Beneficial interests of money trusts or the assets of a similar nature under foreign laws and regulations the purpose of which is to invest the trust properties mainly in real estate, leaseholds of real estate or surface rights, or the assets of a similar nature under foreign laws and regulations (as defined in Article 29, Paragraph 1, Item (2), (v) or (viii)):

Appraisal shall be made pursuant to the Practical Solution on Accounting for Trusts (PITF No. 23) and at the value calculated as to the amount equivalent to the Investment Corporation’s share in the relevant beneficial interests, after aggregating the amount of the component assets of the trust properties appraised by the method as provided for in (1) above, if such component assets fall under the category of the assets set forth in (1) above, and, if such component assets are financial assets, the amount thereof appraised in accordance with generally accepted corporate accounting principles in Japan, and deducting from the sum thereof the amount of liabilities.

(4)
Equity interests in anonymous associations relating to real estate or the assets of a similar nature under foreign laws and regulations (as defined in Article 29, Paragraph 1, Item (2), (vi) or (viii)):

Appraisal shall be made at the value calculated as to the amount equivalent to the relevant Investment Corporation’s equity interests, after aggregating the amount of the component assets of the equity interests in anonymous associations appraised by the relevant method provided for in (1) through (3) above, if such component assets fall under the category of any of the assets set forth in (1) through (3) above, and, if such component assets are financial assets, the amount thereof appraised in accordance with generally accepted corporate accounting principles in Japan, and deducting from the sum thereof the amount of liabilities.

(5)
Beneficial interests of money trusts the purpose of which is to invest the trust properties mainly in equity interests in anonymous associations relating to real estate or the assets of a similar nature under foreign laws and regulations (as defined in Article 29, Paragraph 1, Item (2), (vii) or (viii)):

Appraisal shall be made pursuant to the Practical Solution on Accounting for Trusts (PITF No. 23) and at the value calculated as to the amount equivalent to the Investment Corporation’s share in the relevant beneficial interests, after aggregating the amount of the equity interests in anonymous associations, which is the trust property, appraised by the method as provided for in (4) above, and deducting from the sum thereof the amount of liabilities.

(6)	Securities (as defined in Article 29, Paragraph 1, Item (3) and Article 29, Paragraph 2, Item (1), (iv) through (ix) and (xi)):

If market prices are available for the securities, the value shall be the market price (i.e., the trading price on a financial instruments exchange, the price published by the Japan Securities Dealers Association or the similar trading prices at which transactions are formed on any trading system where securities can be sold and converted into cash from time to time in accordance with the foregoing prices; hereinafter the same).  If no market price is available, those securities shall be evaluated at a value reasonably calculated.  The market price or reasonably calculated value shall be obtained using the same method every period, except in cases where a change in method would increase the accuracy of the evaluation.  If neither a market price nor a reasonably calculated price can be obtained, the securities may be evaluated at the acquisition cost.

(7)	Monetary receivables (as defined in Article 29, Paragraph 2, Item (1), (iii)):

Appraisal shall be made at the amount obtained by deducting the allowance for doubtful accounts from the acquisition price; provided, however, that in the case of monetary receivables obtained under par or above par where the difference between the acquisition price thereof and the claim amount is deemed to be of the nature of adjustment of interest, appraisal shall be made at the amount obtained by deducting the allowance for doubtful accounts from the value calculated by the amortized cost method.

(8)	Beneficial interests of money trusts (as defined in Article 29, Paragraph 2, Item (1), (x)):

Appraisal shall be made pursuant to the Practical Solution on Accounting for Trusts (PITF No. 23) and at the aggregate value of the amount of the component assets of the trust properties appraised by the relevant method set forth in (6), (7) or (10), if such component assets fall under the category of any of the assets set forth in (6), (7) or (10).

(9)	Rights relating to a derivative transaction (as defined in Article 29, Paragraph 2, Item (2)):

(i)	Debts and credits arising from the listed derivative transactions:

Appraisal shall be made at the value calculated based upon the final price (the closing price; provided, however, that if there is no such closing price, the quotation price (the minimum offered quotation price or the maximum bid quotation price, or if both of them are quoted, the mean price thereof)) at the relevant exchange as of the calculation date; provided, however, if there is no such final price as of the calculation date, appraisal shall be made at the value calculated based upon the latest final price prior to the calculation date.

(ii)	Debts and credits arising from non-listed derivative transactions:

Appraisal shall be made at the value calculated by a reasonable method as equivalent to a market price.  If it is found to be extremely difficult to obtain a fairly appraised price, the acquisition price may be used.

(iii)
Hedge accounting may be applicable to those transactions deemed as hedge transactions under generally accepted corporate accounting principles in Japan.  Also, notwithstanding the provisions of (i) and (ii) above, special handling for interest rate swaps may be applied to those transactions that satisfy the requirements for special interest rate swap handling under the financial instruments accounting standards.  For foreign exchange futures and similar transactions that satisfy the requirements for deferred hedge accounting criteria under the Practical Guidelines on Accounting for Foreign Currency Transactions, deferred hedge accounting may be applied.

(10)	Others:

Any item other than those provided for above shall be appraised at the value appraised pursuant to the Investment Trust Act, the Ministerial Ordinance for Calculation of Investment Corporation and the appraisal regulations of The Investment Trusts Association, Japan or in accordance with generally accepted corporate accounting principles in Japan.

2.
If appraisal is made in any method other than those provided for in the immediately preceding Paragraph with an aim to state the appraised price in the Asset Management Report, etc., appraisal shall be made as follows:

(1)	Real estate, leaseholds of real estate or surface rights, or the assets of a similar nature under foreign laws and regulations:

In principle, appraisal shall be made based on the appraisal by a real estate appraiser.

(2)
Beneficial interests of trusts formed by entrustment of real estate, leaseholds of real estate or surface rights (including the assets of similar nature under foreign laws and regulations) or equity interests in anonymous associations relating to real estate, or the assets of similar nature under foreign laws and regulations:

Appraisal shall be made at the value calculated as the amount equivalent to the relevant Investment Corporation’s equity interests or the Investment Corporation’s share in the relevant beneficial interests, after aggregating the amount of the component assets of the trust properties or anonymous associations appraised by the method as provided for in (1) above, if such component assets fall under the category of any of the assets set forth in (1) above, and, if such component assets are financial assets, the amount thereof appraised in accordance with generally accepted corporate accounting principles in Japan, and deducting from the sum thereof the amount of liabilities.

(3)
Interests in derivative transactions (when the special handling for interest rate swaps or deferred hedge accounting for foreign currency futures or the like is adopted pursuant to Paragraph 1, Item (9) (iii)):

Appraisal shall be made at the value specified in Paragraph 1, Item (9) (i) or (ii).

3.
The calculation date of appraisal of assets shall be the Settlement Date provided for in the immediately following Article; provided, however, that in the case of the assets provided for in Article 29, Paragraph 1, Item (3) and Paragraph 2, which may be appraised by the market price thereof, the calculation date thereof shall be the last day of each month.

Article 35.                      (Fiscal Period)

The fiscal period of the Investment Corporation shall commence on March 1 of each year and end on the last day of August of the same year, and commence on September 1 of each year and end on the last day of February of the following year (the last day of each fiscal period shall be referred to as the “Settlement Date”); provided, however, that the first fiscal period of the Investment Corporation shall commence on the date of incorporation of the Investment Corporation and end on the last day of February 2016.

Article 36.                       (Cash Distribution Policies)

1.	Distribution Policies

The Investment Corporation shall, in principle, make distributions in accordance with the following policies, and, upon making cash distributions, shall follow the rules stipulated by The Investment Trusts Association, Japan:

(1)
Distributable amounts arising from investment of the Investment Corporation’s Investment Assets (the “Distributable Amount”) shall be income calculated on each Settlement Date in accordance with the Investment Trust Act and generally accepted corporate accounting principles in Japan (being the amount calculated by deducting the total amount of the aggregate contribution amount, the surplus contribution amount, and valuation and conversion differences from the amount of the total asset minus the total debt (i.e. the net assets) shown in the balance sheet of the Investment Corporation as of each Settlement Date).

(2)
Distribution amounts shall be determined by the Investment Corporation and such distribution amounts shall exceed 90% of the earnings available for distribution of the Investment Corporation (in case of change in the calculation method of such amount due to amendment to laws and regulations etc., the amount as amended) as defined in the special taxation measures for investment corporations as set forth in Article 67-15, Paragraph 1 of the Special Taxation Measures Act (the “Special Provisions of Taxation on Investment Corporations”) (provided however, the Distributable Amounts is the upper limit.).  Provided, however, that this will not apply if there is a loss for tax purposes or if there will be no taxable earnings because of carrying a tax loss forward, and in such cases the amount will be reasonably determined by the Investment Corporation. The Investment Corporation may accumulate reserves from the Distributable Amount that are deemed to be necessary for maintaining its Investment Assets or improving the value thereof such as the long-term reserve for maintenance, payment reserve, reserve for distribution, and other similar reserves and accounts as well as other necessary amounts, reserve or handle such amounts in any other manner.

(3)
Any amount of income or earned income through the Settlement Date that is not applied to the distribution and retained shall be invested under the basic investment policies and investment stance of the Investment Corporation.

2.	Distributions in Excess of Income

In the following cases, the Investment Corporation may distribute an amount in excess of the Distributable Amount equal to the amount of the distribution specified in Item (2) of the preceding Paragraph plus an amount to be determined by the Investment Corporation up to the amount stipulated by the regulations of The Investment Trusts Association, Japan.

(1)	In cases where the Investment Corporation aims to mitigate imposition of corporation taxes, etc.

(2)
In addition to the immediately preceding item, in cases where the Investment Corporation deems it appropriate taking into consideration, among other things, the economic circumstances, the trend of the real-estate market, the leasing market or the real estate investment trust market, etc., or the influence, etc. of acquisition and sale of assets, large-scale repair and financing by the Investment Corporation on the distribution per unit.

3.	Method of distribution of dividends

The dividends specified in Paragraphs 1 and 2 shall be distributed in cash within three months in principle after such Settlement Date to the unitholders or registered pledgees whose names appear or are recorded as such on the latest unitholders’ list as of the Settlement Date, in proportion to the respective number of units held by such unitholders.

4.	Discharge of claim for distributions

In case the dividends specified in Paragraphs 1 and 2 are unclaimed for a period of three (3) full years after the date on which such dividends first become payable, the Investment Corporation shall be discharged from its payment obligation thereof.  Further, any dividends remaining unpaid shall bear no interest.

Article 37.                     (Maximum Amount of Borrowings and Investment Corporation Bonds, etc.)

1.
Aiming for a steady growth in, and an efficient and stable management of the Investment Assets, the Investment Corporation may borrow funds (including any borrowings through the call market) or issue investment corporation bonds in order to finance acquisition of assets, payment of maintenance expenses and other maintenance and management expenses or dividends, funds required to manage the Investment Corporation, and repayment of liabilities (including the refund of security deposits and guaranty monies, and the repayment of borrowings and investment corporation bonds (here and hereafter, including the short-term investment corporation bonds )), etc.; provided, however, that the use or the purpose of funds raised through the issuance of short-term investment corporation bonds must be within the scope prescribed in laws and regulations. In addition, in case of borrowing funds, the Investment Corporation shall borrow such funds only from the qualified institutional investors as defined in the Financial Instruments and Exchange Act (limited to the institutional investor provided for in Article 67-15 of the Special Taxation Measures Act).

2.	In case of the preceding Paragraph, the Investment Corporation may provide the Investment Assets as security.

3.	The maximum amount of borrowings and investment corporation bonds shall be 2 trillion yen, respectively, and the aggregate thereof shall not exceed 2 trillion yen.

Article 38.                      (Standards concerning Payment of Asset Management Fees Payable to the Asset Management Company)

1.
The method of calculation of fees payable to the asset management company (the “Asset Management Company”) to which the Investment Corporation commissions the management of its assets and the time of payment thereof shall be as follows.  The Investment Corporation shall not pay Asset Management Company any fees relating to agency services or brokerage under the Building Lots and Buildings Transactions Business Act.

(1)	Management Fee

Management Fee shall be the amount calculated by multiplying (a) the total assets of the Investment Corporation determined by the method specified below by (b) 0.6% per annum for the period from the day after the Investment Corporation’s immediately preceding Settlement Date until the last day of the third month following such Settlement Date (“Calculation Period 1”) and for the period from the day after the final day of Calculation Period 1 until the next Settlement Date (“Calculation Period 2”) (pro rata daily amounts shall be calculated on the basis of 365 days per year; amounts less than one yen shall be rounded down).

Total Assets in Calculation Period 1
The total amount of assets indicated on the Investment Corporation’s balance sheet as of the Settlement Date of the Investment Corporation’s immediately preceding Fiscal Period (limited to the balance sheet approved at the meeting of the Board of Directors in accordance with the Article 131, Paragraph 2 of the Investment Trust Act) (provided, however, that an amount equivalent to unamortized goodwill shall be deducted).

Total Assets in Calculation Period 2
The total amount of assets indicated in Calculation Period 1, plus or minus difference of the total acquisition price (meaning the purchase price in a case of purchase, the price of the asset acquired by way of exchange provided in the exchange agreement in a case of exchange (the amount after the deduction of the compressed amount, if compressed entry is made), the contribution amount in a case of capital contribution, and the amount of assets recognized with respect to the property (excluding ancillary expenses) in accordance with the Accounting Standards for Business Combination (kigyo ketsugo ni kansuru kaikei kijun) in a case of merger; excluding national and local consumption taxes required for acquisition of buildings, hereinafter the same in this Item and the following Item) of acquired specified assets, and the total book value of the disposed specified assets indicated on the Investment Corporation’s balance sheet as of the Settlement Date of the Investment Corporation’s immediately preceding Fiscal Period (limited to the balance sheet approved at the meeting of the Board of Directors in accordance with the Article 131, Paragraph 2 of the Investment Trust Act), if the Investment Corporation acquired or disposed of specified assets as specified in Article 29, Paragraph 1 during Calculation Period 1.

Fees for Calculation Period 1 shall be paid by the last day of Calculation Period 1 and fees for Calculation Period 2 shall be paid by the last day of Calculation Period 2.

Notwithstanding the foregoing, with regard to the first Fiscal Period, (A) the period of “Calculation Period 1” shall be replaced with the period from the date of incorporation of the Investment Corporation until the last day of the second month following the same date, and the period of “Calculation Period 2” shall be replaced with the period from the day after the final day of the “Calculation Period 1” until the Settlement Date of the first Fiscal Period, (B) the total assets in the “Calculation Period 1” shall be the amount derived by replacing the total amount of assets indicated on the Investment Corporation’s balance sheet as of the Settlement Date of the immediately preceding Fiscal Period with the amount, relating to the assets succeeded from Nomura Real Estate Master Fund through the consolidation-type merger among Nomura Real Estate Master Fund, Nomura Real Estate Office Fund, Inc. and Nomura Real Estate Residential Fund, Inc. (the “Merger”), derived by adding or subtracting, in the same manner as the “Calculation Period 2”, to or from the total amount of assets indicated on Nomura Real Estate Master Fund, Inc.’s balance sheet as of the Settlement Date of the immediately preceding Fiscal Period ended before the date of incorporation of the Investment Corporation (limited to the balance sheet approved at the meeting of the Board of Directors in accordance with Article 131, Paragraph 2 of the Investment Trust Act), with respect to acquisition or disposition of specified assets by Nomura Real Estate Master Fund, Inc. after such Settlement Date and before the date of incorporation of the Investment Corporation, and (C) the total amount of assets in the “Calculation Period 2” shall be derived by replacing the total assets in the “Calculation Period I” with the amount as (B) above, and, with respect to the assets succeeded from Nomura Real Estate Office Fund, Inc. and Nomura Real Estate Residential Fund, Inc. through the Merger, the sum of the amount recorded as assets (not including incidental expenses) based on the Accounting Standard for Business Combinations shall be included as the acquisition price of the specified assets acquired during the period of the “Calculation Period 1”, and replacing, with respect to the specified assets disposed of, the total book value on the balance sheet as of the Settlement Date of the immediately preceding Fiscal Period with the sum of (I) in the case of the assets succeeded from the Nomura Real Estate Master Fund, the book value on Nomura Real Estate Master Fund, Inc.’s balance sheet as of the Settlement Date of the immediately preceding Fiscal Period ended before the date of incorporation of the Investment Corporation (limited to the balance sheet approved at the meeting of the Board of Directors in accordance with Article 131, Paragraph 2 of the Investment Trust Act), (II) in the case of the other assets succeeded upon the Merger, the amount reported as assets (not including incidental expenses) relating to such assets based on the Accounting Standard for Business Combinations and (III) in the case of the assets acquired after the Merger, the acquisition price thereof, respectively.

(2)	Acquisition Fee

If the Investment Corporation acquired specified assets as specified in Article 29, Paragraph 1, the Investment Corporation shall pay Acquisition Fee in the amount obtained by multiplying the acquisition price by a rate separately agreed upon between the Investment Corporation and the Asset Management Company, which rate shall be up to 1.0% (0.5%, if the acquisition is from a related party defined in the Article 201, Paragraph 1 of the Investment Trust Act or a company etc. for which a related party provides the asset management or investment advisory service).

With respect to the succession of the specified assets due to the Merger, Acquisition Fee is the amount obtained by multiplying the acquisition price by a rate separately agreed upon between the Investment Corporation and the Asset Management Company, which rate shall be up to 0.5%.

Acquisition Fees shall be paid by the last day of the month following the month in which the specified asset was acquired (the month to which the effective date of merger or the date of incorporation of the investment corporation belongs, in a case of merger).

(3)	Disposition Fee

If the Investment Corporation disposed of specified assets as specified in Article 29, Paragraph 1, the Investment Corporation shall pay Disposition Fee in the amount obtained by multiplying the disposition price (meaning the disposition price in a case of sale, and the price of the asset disposed of by way of exchange provided in the exchange agreement in a case of exchange; excluding national and local consumption taxes required for disposition of buildings, hereinafter the same in this Item) by a rate separately agreed upon with the Asset Management Company, which rate shall be up to 1.0% (0.5%, if the disposition is to a related party defined in the Article 201, Paragraph 1 of the Investment Trust Act or a company etc. for which a related party provides the asset management or investment advisory service).

Disposition Fees shall be paid by the last day of the month following the month in which the specified asset was disposed of.

2.
When paying asset management fees, the Investment Corporation shall also bear an amount equivalent to all national and local consumption taxes applicable to those fees and the Investment Corporation shall pay an amount equal to the asset management fees to be paid plus the applicable national and local consumption taxes by electronic bank transfer (all transfer fees and all national and local consumption taxes applicable to those fees shall be borne by the Investment Corporation) or by remittance to a bank account designated by Asset Management Company.

Article 39.                      (Attribution of Profit and Loss)

Any and all profit and loss arising from the management of the Investment Corporation’s Investment Assets by the Asset Management Company shall be attributable to the Investment Corporation.

 Article 40.                     (National and Local Consumption Taxes)

Except as otherwise prescribed herein, the Investment Corporation shall bear the national and local consumption taxes (“Consumption Taxes”) levied on those expenses and monies for the management of the Investment Assets and other expenses and monies that the Investment Corporation shall pay that are subject to taxation under the Consumption Tax Act (collectively, “Taxable Items”), and the Investment Corporation shall pay the amount of Consumption Taxes together with the monies for payment of the relevant Taxable Items.  All the amounts stated herein, if not otherwise specified herein, are amounts excluding Consumption Taxes.

CHAPTER VIII

COMMISSION OF BUSINESS AND ADMINISTRATIVE SERVICES

Article 41.                      (Commission of Business and Administrative Services)

1.
The Investment Corporation shall, in accordance with the Investment Trust Act, commission the management of its assets to the Asset Management Company, and the custody thereof to the custodian of assets.

2.
The Investment Corporation shall commission any administrative services, excluding services relating to the management and custody of its assets, required to be commissioned to a third party under the Investment Trust Act and the Enforcement Ordinance of the Act Concerning Investment Trusts and Investment Corporations, to a third party.

CHAPTER IX

COMMISSION OF GENERAL ADMINISTRATIVE SERVICES AS OF
INCORPORATION

Article 42.                     (Outline of General Administrator and Agreement to be Executed as of Incorporation)

The outline of names and addresses of each general administrator who conducts general administrative services as of the incorporation of the Investment Corporation and the general administration agreement to be executed by the Investment Corporation with such general administrator shall be as set forth in Exhibit 1 of these Articles of Incorporation, which is integral to these Articles of Incorporation.

CHAPTER X

COMMISSION OF ASSET MANAGEMENT AS OF INCORORATION

Article 43.	(Outline of Commission of Asset Management Company which Manages the Relevant Assets and Agreement to be Executed as of Incorporation)

The name and address of the Asset Management Company which manages the Investment Assets as of the incorporation of the Investment Corporation and the outline of the agreement to be executed by the Investment Corporation with such Asset Management Company shall be as set forth in Exhibit 2 of these Articles of Incorporation, which is integral to these Articles of Incorporation.

CHAPTER XI

COMMISSION OF CUSTODY OF ASSETS AS OF FORMATION

Article 44.                      (Outline of Custody of Assets and Agreement to be Executed as of Incorporation)

The name and address of the custodian of assets which takes custody of the relevant assets as of the incorporation of the Investment Corporation and the outline of the agreement to be executed by the Investment Corporation with such custodian of assets shall be as set forth in Exhibit 3 of these Articles of Incorporation, which is integral to these Articles of Incorporation.

Adopted:                    October 1, 2015

Attachment 1

A.
Name and Address of Initial General Administrator to Perform General Administrative Services regarding Register of Unitholders (the “Investment Units Administrative Services Agent” in Attachment 1A.); Outline of General Administration Agreement to be Executed by the Investment Corporation with the Investment Units Administrative Services Agent

1	Name and Address
Mitsubishi UFJ Trust and Banking Corporation
1-4-5, Marunouchi, Chiyoda-ku, Tokyo

2	Outline of Investment Units Administrative Services Agency Agreement

(1)	Contents of Services to be Entrusted (the “Entrusted Services” in Attachment 1A.)
(i)
Preparation, administration and maintenance of the register of unitholders, the register of holders of investment corporation bonds and any books adjunct thereto, and other administrative services related to the register of unitholders and the register of holders of investment corporation bonds (any administrative services related to the register of holders of investment corporation bonds is limited to those separately entrusted to the Investment Units Administrative Services Agent by the Investment Corporation);

(ii)
In addition to the services stated in (i) above, any administrative services related to the preparation, administration and maintenance of the following books and such other books as stipulated to be prepared and kept pursuant to the provisions of the Investment Trust Act and the Ordinance for Enforcement of the Investment Trust Act (except when any of the administration services stated above is not occurred) in (a) through (f) below;

(a)	Detailed book of distributions
(b)	Ledger of investment units
(c)	Book for administration of dematerialized investment units
(d)	Book of reimbursement amount of investment units
(e)	Detailed book of unpaid distributions
(f)	Detailed book of unpaid reimbursement
(iii)	Entries and records in the register of unitholders pursuant to the provisions of the Act on Book-Entry Transfer of Company Bonds, Shares, etc.;
(iv)	Administrative services concerning receipt of notices regarding every unitholder and other notice given by Book-Entry Transfer Institution, etc.;
(v)
Administrative services concerning the registration and change of the registration of names and addresses of unitholders, recorded pledgees of investment units, their legal representatives and standing proxies thereof (the “unitholders, etc.” in (1));

(vi)	Any administrative services concerning receipt of statements submitted by the unitholders, etc. other than as stated in (i) through (v) above;
(vii)	Administrative services concerning dispatching notices of general meetings of unitholders, preparation and compiling of voting forms or proxies;
(viii)	Administrative services concerning payment of cash to be distributed to unitholders (the “distributions”);
(ix)	Administrative services concerning responding to the inquiries from unitholders, etc.;
(x)
Administrative services concerning preparation of statistical materials of investment units, and materials for filing with or reporting to authorities, the Financial Instrument Exchange, the Book-Entry Transfer Institution, etc. pursuant to laws and regulations or contracts;

(xi)	Administrative services concerning issuance of investment units, consolidation/split of investment units or other administrative services extraordinarily designated by the Investment Corporation;
(xii)	Administrative services concerning dispatching notices, letters of demand and reports, etc. to unitholders, etc.;
(xiii)
Administrative services concerning receipt of request regarding exercise of rights or receipt of any other statements submitted by unitholders, etc. (limited to the administrative services which are related to (i) through (xii) above);

(xiv)	Administrative services concerning payment of stamp duties, etc. regarding the entrusted administrative services stated in (i) through (xiii) above; and
(xv)	Administrative services ancillary to the entrusted administrative services stated in (i) through (xiv) above.

(2)	Term of Agreement

The effective term of this Agreement shall be two (2) years commencing on the effective date of this Agreement (January 31, 2013).  Unless otherwise notified by either the Investment Corporation or the Investment Units Administrative Services Agent in writing at least three (3) months prior to the expiry of the effective term, this Agreement shall be automatically renewed for two (2) years under the same terms and conditions of the previous term, and the foregoing shall apply thereafter.

(3)	Termination prior to Expiry of Term of this Agreement
If any of the events set forth in (i) through (iv) below occurs, this Agreement shall lapse.
(i)
Agreement on the termination of this Agreement in writing between the Investment Corporation and the Investment Units Administrative Services Agent.  In such case, this Agreement shall lapse from the time agreed and designated by the Investment Corporation and the Investment Units Administrative Services Agent.

(ii)
Upon the occurrence of any of the events set forth in (a) through (c) below, notification by the other party in writing of the termination of this Agreement.  In such case, this Agreement shall terminate on the date designated in the termination notice in the cases of (a) and (b) below, or shall terminate on the later of the date designated in the termination notice in the cases of (c) below (provided, however, that such date being a date not less than one (1) month after the delivery date) or the date of delisting.  In the case of (b) below, the termination notice issued by the Investment Units Administrative Services Agent shall be deemed to have been given to the Investment Corporation when it should reach the Investment Corporation in a normal situation by giving such notice to the most recent address registered with the Investment Units Administrative Services Agent by the Investment Corporation.

(a)
Respective petitions for the commencement of corporate reorganization proceedings, commencement of civil rehabilitation proceedings, commencement of bankruptcy proceedings or special liquidation proceedings (including the commencement of a new bankruptcy proceedings established due to amendment to laws thereafter) has been filed against either the Investment Corporation or the Investment Units Administrative Services Agent, and the transactions with banks are suspended by a clearing house.

(b)
The whereabouts of the Investment Corporation becomes unknown due to reasons attributable to the Investment Corporation, such as failure by the Investment Corporation to notify the Investment Units Administrative Services Agent of the change of address.

(c)	Investment Units are delisted from the Financial Instrument Exchange.
(iii)
Upon a material breach of this Agreement by either the Investment Corporation or the Investment Units Administrative Services Agent, the non-breaching party gives a notice of termination in writing to the breaching party.  In such case, this Agreement will lapse on the date designated in the termination notice.

(iv)
Either of the Investment Corporation and the Investment Units Administrative Services Agent falls under (a) or (b) below (including cases where its directors, executive officers, auditors, executive officers or supervisory officers (the “Officers” in (3)) fall under (a) or (b) below), performs any applicable act and behavior that falls under (a) or (b) below, or is found to have made a false report on the representations and warranties below, and receives a notice of termination in writing from the other party.  In such case, this Agreement will lapse on the date designated in the termination notice.

Description

(Representations and Warranties)
(a)
The Investment Corporation and the Investment Units Administrative Services Agent respectively represents and warrants that as of the date of this Agreement they and their Officers are not, and will not be, any of (A) through (F) below:

(A)	an organized crime group (boryokudan)
(B)	a member of an organized crime group (boryokudan in)
(C)	a sub member of an organized crime group (boryokudan junkoseiin)
(D)	a corporation related to an organized crime group (boryokudan kankeikigyo)
(E)
a racketeer attempting to extort money from a company by threatening to cause trouble at the general stockholders' meeting (soukaiya), a racketeer attempting to extort money from a company by advocating social causes (shakaiundo tou hyobo goro), or special intelligence organized crime group (tokushu chino boryoku shudan tou)

(F)	any other person equivalent to any of (A) through (E) above.
(b)
The Investment Corporation and the Investment Units Administrative Services Agent respectively warrants that they shall not, by themselves or cause any third parties to, perform any act and behavior that falls under (A) through (E) below:

(A)	claims with forceful behavior and acts of violence
(B)	unjustifiable claims exceeding the scope of responsibility under the law
(C)	threatening action or statements, or violent acts and behaviors in connection with the Entrusted Services
(D)	acts and behaviors which may damage the credibility or obstruct the business of the other party by spreading false rumors or the use of fraudulent means or force
(E)	other acts and behavior equivalent to those set out in (A) through (D) above.

(4)	Amendment to this Agreement
(i)
If the performance of the contents of this Agreement is, or is threaten to be, interfered due to the amendment to laws and regulations or by the change of circumstances of either or both of the Investment Corporation and the Investment Units Administrative Services Agent, the Investment Corporation and the Investment Units Administrative Services Agent may, after mutual consultation, amend the contents of this Agreement.

(ii)
With respect to the amendment to this Agreement or any matter not stipulated in this Agreement or any doubt concerning thereto, the Investment Corporation and the Investment Units Administrative Services Agent shall consult with each other in good faith and decide or resolve such amendment, matter or doubt.

(5)	Amount of Fees to be Paid to the Investment Units Administrative Services Agent and Time and Method of Payment
(i)
As the consideration for the Entrusted Services that are provided by the Investment Units Administrative Services Agent, the Investment Corporation shall pay the Investment Units Administrative Services Agent the fees in the amount calculated by adding the amount equivalent to the consumption tax to the amount agreed between the Investment Corporation and the Investment Units Administrative Services Agent, according to the number of the unitholders and other administrative workload, which is not more than the amount calculated based on Schedule (Investment Units Administrative Agency Services, etc.); provided, however, that any fees for services that are not stated in Schedule (Investment Units Administrative Agency Services, etc.) shall be determined through consultation between the Investment Corporation and the Investment Units Administrative Services Agent.

(ii)
The Investment Units Administrative Services Agent shall calculate the fees stated in (i) above each month and charge the Investment Corporation.  The Investment Corporation shall pay such fees by remittance into the bank account designated by the Investment Units Administrative Services Agent (The Investment Corporation shall assume the bank transfer fee and the consumption tax and local consumption tax on such fees.) or by means of a bank transfer, by the last day (if that day falls under a bank holiday, the immediately preceding business day) of the month of the receipt of the bill.

(iii)
If the fees stated in (i) above becomes inappropriate due to fluctuations in the economic situation or the change in circumstances of either or both of the Investment Corporation and the Investment Units Administrative Services Agent, the Investment Corporation and the Investment Units Administrative Services Agent shall consult with each other and change such fees.

(iv)
If any of the events set forth in (a) through (c) below occurs, the Investment Corporation or the Investment Units Administrative Services Agent shall immediately repay the obligation of fees to the other party and any other monetary obligations pursuant to this Agreement:

(a)	Occurrence of any event set forth in (3)(ii)(a) through (c) above;
(b)	A notification of termination is made pursuant to (3)(iii) above; and
(c)
With respect to a claim of the Investment Corporation against the Investment Units Administrative Services Agent, a notice for petition for attachment, provisional attachment or any other similar proceeding is issued by a third party to the Investment Units Administrative Services Agent.

(v)
Notwithstanding (i) above, the fees concerning the Entrusted Services on the earlier of the date immediately preceding the date on which the Investment Corporation lists on the market opened by the Financial Instrument Exchange or the date designated in advance by the Investment Units Administrative Services Agent shall be in the amount separately agreed in writing between the Investment Corporation and the Investment Units Administrative Services Agent, which is not more than 30,000 yen per month.

(vi)
Notwithstanding other provisions of this Agreement, the Investment Units Administrative Services Agent shall calculate the fees concerning the Entrusted Services during the term set forth in (5)(v) each month, and charge the Investment Corporation (i) for the fees concerning the Entrusted Services during March to August by the end of September and (ii) for the fees concerning the Entrusted Services during September to February in the following year by the end of March, respectively, and the Investment Corporation shall pay such fees to the Investment Units Administrative Services Agent by the last day of the month of the receipt of the bill; provided, however, that if this Agreement lapses during the term set forth in (v) above, unless separately agreed by the Investment Corporation and the Investment Units Administrative Services Agent, the due date of the fees concerning the Entrusted Services during the term by the lapse date shall be in accordance with the provisions of (iv) above.

Schedule (Investment Units Administrative Agency Services, etc.)

Item	Amount of Fee	Description of Administrative Services
Fees for Administration of Register of Unitholders (Basic Fee)
1.     One-sixth of the sum of the amount per one unitholder as of the end of the month calculated based on the following classification (monthly rate):
Up to 5,000 persons                             390yen
Up to 10,000 persons                            330yen
Up to 30,000 persons                            280yen
Up to 50,000 persons                            230yen
Up to 100,000 persons                          180yen
           100,001 persons or more                       150yen
*A monthly minimum amount shall be 220,000yen.

2.     55yen for one unitholder who becomes disqualified during the month

Administrative services concerning custody and administration of the register of unitholders
Administrative services concerning determination of unitholders on the date of the fiscal period end and preparation of the list of unitholders and statistical materials Administrative services concerning unitholders who designate the transfer of distributions
Preparation, administration and maintenance of statutory books stated in 2 (1) (ii) of Attachment 1A of the Articles of Incorporation

Fees for Calculation of Distributions
1.    The sum of the amount per one unitholder calculated based on the following classification:
Up to 5,000 persons                             120 yen
Up to 10,000 persons                           105 yen
Up to 30,000 persons                            90 yen
Up to 50,000 persons                            75 yen
Up to 100,000 persons                          60 yen
100,001 persons or more                      50 yen
*A minimum amount shall be 350,000 yen per each transaction.

2.      For designation for transfer, 130yen is added per one unitholder.

Administrative services concerning calculation of distributions, preparation of the register of distribution payment, preparation of receipts or transfer notices, preparation of transfer form or magnetic tape, organizing and compiling receipts paid, preparation of payment records, application of special tax rate and transfer of distributions, etc.

Fees for Payment of Distributions	1. 500 yen for one distribution receipt 2. 5 yen for one unitholder unpaid at the end of the month	Administrative services for payment of distributions after the expiration of the relevant payment period Administrative services concerning unitholders unpaid

Item	Amount of Fee	Description of Administrative Services
Fees for Receipt of Statement	250 yen for receipt of one statement
Administrative services concerning receipt of any statement requiring a change of address, trade name, representative, name, standing proxy or any other descriptions of the register of unitholders, notification of incident, and receipt of statement of special tax and notice thereof

7Fees for Enclosing and Dispatching Notification
1.     Enclosing and dispatching the following items:
(1)      In envelopes
(i)    Standard-sized item 25 yen for one envelope with up to 2 items 5 yen is added for one additional item. 15 yen is added for one standard-sized item requiring hand enclosing
(ii)   Non-standard-sized item or hand enclosing item 45 yen for one envelope with up to 2 items 15 yen is added for one additional item
(2)      By postcards  15 yen for one postcard
*A minimum amount for dispatch shall be 50,000 yen.

2.     For registered mail, 30 yen is added for a piece of mail

3.     Suspension of dispatch or designation of delivery 200 yen for a piece of mail

4.     In the case of dividing a transfer notice into a distributions statement  and a confirmation letter for the account to transfer distributions, envelop is considered as 2 items and 15 yen of  verification fee is added per one transaction.

5.     Labeling 5 yen for a piece of mail

6.     Common paper preparation fees:
(When applying the rate, a paper fee instead of a preparation fee is charged with respect to book paper printing fee of expense detail list borne by entrusted investment corporation)
(1) Voting form (proxy), proxy statement postcard, etc. (to be printed on both sides of paper) 2 yen for one form and postcard
*When specifications are partially amended from common form, 2 yen is added for one form and postcard (minimum amount for amendment of specifications of voting form (proxy) shall be 60,000 yen)

Administrative services of enclosing and dispatching notices of a general meeting of unitholders, notices of resolutions, voting forms (proxies), asset management report, receipts of distributions and any other documents related to general meetings of unitholders, administrative services concerning preparation of common paper, etc.

Item	Amount of Fee	Description of Administrative Services

 (2)     Distributions statement, address mat, etc. (to be printed on one side of paper)
1 yen per one statement and mat
*When specifications are partially amended from common form, 2 yen is added for one statement and mat

Fees for Handling of Returned Mail	250 yen for a piece of returned mail	Administrative services of handling and resending of returned mail such as notices of general meetings of unitholders, notices of resolutions, asset management reports
Fees for Preparation and Compiling of Voting Forms (Proxy)
1.     18 yen for preparation of one voting form (proxy)

2.     50 yen for compiling one voting form (proxy)
*A minimum amount shall be 100,000 yen for one compiling work.

3.     For any competing resolution proposed by unitholders, add 50 yen for one voting form (proxy)

4.     For any diverse exercise, add 50 yen for a single voting form (proxy)

Administrative services of preparation of voting forms (proxies), organizing and compiling of submitted voting forms (proxies)
Fees for Certification and Research	1,600 yen for an issue of a certificate of transfer or related research for a single case/name 800 yen for an issue of a balance certificate or related research for a single case/name
Administrative services of preparation of certificates of payment of distributions or certificates of descriptions of the register of unitholders, etc. and preparation of research materials concerning acquisition, transfer (assignation, succession or donation, etc.)

Fees for Book-Entry Transfer System-Related Matters	1. Receipt of data concerning notices regarding every unitholder For receipt of notices regarding every unitholder: 100 yen for a single unitholder/case
Administrative services concerning receipt of data related to notices regarding every unitholder, registration of codes (holders, standing proxy, nationality, etc.) and update of the register of unitholders

Item	Amount of Fee	Description of Administrative Services

2.     Receipt of data concerning notices regarding individual unitholder:
250 yen for a single receipt of notices regarding individual unitholder
3.     Receipt of data concerning requests of information disclosure:
250 yen for a single request of information disclosure

Administrative services concerning receipt of data of notices regarding individual unitholder and preparation of detailed statement of notices regarding individual unitholder
Administrative services concerning submission of data for requests of information disclosure to
Book-Entry Transfer Institution
Administrative services concerning notifications of items recorded in the register of transfer accounts

Any fees for extraordinary administrative services (administrative services concerning issuance of new investment units, administrative services concerning determination of unitholders which will be performed extraordinarily, administrative services concerning preparation of investment units distribution statistic table or administrative services concerning termination of agreement) that are not stated in this table, amount of fee shall be determined upon discussion by both parties in each case.

B.
Name and Address the Initial General Administrator to Perform the Account Management Services for Special Accounts for Book-entry Units on the book-entry units at the time of establishment of the Investment Corporation (the “Special Accounts Administrative Agent” in Attachment 1B.); Outline of General Administration Agreement to be Executed by the Investment Corporation and the Special Accounts Administrative Agent

1.	Name and Address
Mitsubishi UFJ Trust and Banking Corporation 1-4-5, Marunouchi, Chiyoda-ku, Tokyo

2.	Outline of General Administration Agreement
(1)	Contents of Services to be Entrusted
(i)	Services relating to the preparation, administration and keeping of book-entry account books and their ancillary books
(ii)	Services relating to notices regarding every unitholder
(iii)	Services relating to new records, procedures for recording and deleting, and procedures for deleting all records
(iv)	Services relating to notices regarding individual unitholders from the Japan Securities Depository Center, Inc. (“JASDEC”) to the Investment Corporation
(v)	Services relating to entries and records in the book-entry account books, entries and records relating to pledges, and entries and records relating to trustees and trust assets
(vi)	Services relating to opening and closing of special accounts
(vii)	Services relating to registration of accountholders’ information and registered seals, registration of changes to such information and seals, and notifications to JASDEC of members’ information
(viii)	Services relating to procedures for book-entry between other accounts opened for accountholders or the account opened for the Investment Corporation
(ix)	Services relating to requests to open special accounts, etc., for acquirers, etc., pursuant to the Book-Entry Transfer Act
(x)	Services relating to requests for notices regarding individual unitholder from accountholders
(xi)	Services relating to requests for information from accountholders or interested persons (including those requested by JASDEC)
(xii)
Any other services relating to requests from accountholders, etc. (which mean unitholders and pledgees on units, their legal representatives, and their standing proxies; the same applies hereinafter) in addition to those set forth in each item above

(xiii)	Any other services relating to receipt of information relating to accountholders, etc. and notifications of registered seals from accountholders, etc. in addition to those set forth in each item above

(xiv)	Services relating to responses to inquiries from accountholders, etc.
(xv)	Services relating to consolidation and split of units
(xvi)
Any other services relating to operation of the book-entry system and services provided for by the Investment Corporation and the Investment Corporation and the Special Accounts Administrative Agent upon their consultation in addition to those set forth in each item above

(2)	Term of Agreement
This Agreement does not provide for any term of agreement.

(3)	Termination Prior to Expiry of Term of this Agreement
This Agreement will be lapse according to the items set out below:
(i)
There ceases to be any special accountholder.  In this case, the Special Accounts Administrative Agent will promptly take the procedures for closing all special accounts, and this agreement will be lapsed when those procedures have been completed.;

(ii)
All of the book-entry units (including the book-entry units of other investment corporations delivered as compensation to the unitholders of the Investment Corporation or the registered pledgees in case of consolidation of the Investment Corporation upon a merger) issued by the Investment Corporation cease to be dealt with by the clearing house under the Book-Entry Transfer Act.  In this case, the Special Accounts Administrative Agent will promptly take the procedures for closing all special accounts, and this agreement will be lapsed when those procedures have been completed;

(iii)
Either party in respect of the management of the special accounts breaches this agreement and it confirmed that the breach continues to materially obstruct the performance of this agreement, and the non-breaching party gives the breaching party written termination notice.  In this case, this agreement will be terminated on the day after the lapse of two (2) weeks following the delivery of the notice to the breaching party or on the date designated in such notice;

(iv)
In the case where the Investment Corporation and the Special Accounts Administrative Agent have entered into an investment units administrative services agency entrustment agreement and a lapse event under the same agreement arises or an event arise that may allow the Special Accounts Administrative Agent to terminate the agreement, the Special Accounts Administrative Agent notifies in writing that it is terminating this agreement.  In this case, the provisions set out in the latter part of (iii) above apply mutatis mutandis to the lapse date; or

(v)
Despite the circumstances due to fluctuations in the economic situation or a change in the details of the account management services, the Investment Corporation and the Special Accounts Administrative Agent cannot reach any agreement on a change in the account management services fees and the Special Accounts Administrative Agent notifies in writing that it is terminating this agreement.  In this case, the provisions set out in the latter part of (iii) above apply mutatis mutandis to the lapse date.

(4)	Amendment to this Agreement
If there is a change in law or regulation, an instruction from a supervisory authority or a clearing house, or any other necessity for a change in this agreement, then the Investment Corporation and the Special Accounts Administrative Agent will revise the agreement upon their consultation.

(5)	Amount of Fees to be Paid to the Special Accounts Administrative Agent and Time and Method of Payment
The Investment Corporation shall pay the Special Accounts Administrative Agent an amount calculated in accordance with the schedule (Administration of the Special Accounts).  However, fees for services not provided for in the schedule (Administration of the Special Accounts) will be determined between both parties upon consultation from time to time.

If it becomes difficult to apply the provisions set out above because of fluctuations in the economic situation, a change in the account management services, or the like, both parties may, upon consultation, change the account management services fees.  In addition, the circumstance described in above shall include the lapse of the investment units administrative services agency entrustment agreement executed between the Investment Corporation and the Special Accounts Administrative Agent.

The Special Accounts Administrative Agent will calculate the fees as of the last day of each month and invoice the Investment Corporation within the following month.  The Investment Corporation shall pay by the end of the same month.

Schedule (Administration of the Special Accounts)

<Schedule of Fee for Admiration of the Special Accounts>

Item	Fee Rate	Description of Administrative Services
Fees for Management of the Special Accounts
1.    The total amount calculated in accordance with the following table per one (1) unitholder who has special accounts(monthly rate)
150 yen, up to 3,000 persons
125 yen, up to 10,000 persons
100 yen, up to 30,000 persons
75 yen, more than or equal to
30,001 persons
However, the monthly minimum base fee shall be 20,000 yen.
2.    Considerations set forth in (1) to (5) below for each act of administration of the accounts However, if the Special Accounts Administrative Agent is the Registrar of Unitholders Register, etc. of the Investment Corporation, the considerations set forth (1) to (5) below do not apply.
(1) Fees for reporting to every unitholder
150 yen per case
(2) Fees for receipt of notices regarding individual unitholder
250 yen per case
(3) Fees for receipt of the claim of information provision
250 yen per case
(4) Fees for receipt of statement
250 yen per case
(5) Agency fee for designating a distribution for transfer
130 yen per case

Services relating to the preparation, administration and keeping of book-entry account books and their ancillary books
Services relating to notices regarding every unitholder
Services relating to new records, procedures for recording and deleting, and procedures for deleting all records
Services relating to entries and records in the book-entry account books, entries and records relating to pledges, and entries and records relating to trustees and trust assets
Services relating to notices regarding individual unitholder and requests for information
Services relating to opening and closing of special accounts
Services relating to registration of accountholders’ information and registered seals, registration of changes to such information and seals, and notifications to the clearing house of members’ information
Services relating to requests to open special accounts, etc., for acquirers, etc. set forth in the Act on Book-Entry Transfer of Company Bonds, Shares, Etc. (Act No. 75 of 2001; the “Book-Entry Transfer Act”)
Services relating to consolidation and split of units
Services relating to responses to inquiries from accountholders, etc.

Fees for Research and Certification	1. 1,600 yen for an issue of a certificate of transfer or related research for a single case/name 2. 800 yen for an issue of a balance certificate or related research for a single case/name
Services relating to preparation of  certificates of  descriptions of the register of transfer accounts , etc. and  preparation of research materials concerning transfer (transfer or succession, etc.) of the investment units

Fee for Receiving the Claim of Transfer	1,000 yen per case	Services relating to procedures for book-entry in another account opened for accountholders of special accounts
(Note)	Any fees for extraordinary services (services concerning the termination, etc.) that are not stated in the schedule above shall be determined from time to time.

C.
Name and Address of Initial General Administrator to Perform General Administrative Services regarding Operation of Administrative Instruments, Accounting, Preparation of Accounting Books and Payment of Taxes (the “Administrator for Operation of Administrative instruments and Accounting Services” in Attachment 1C.); Outline of General Administration Agreement to be Executed by the Investment Corporation with the Administrator for Operation of Administrative Instruments and Accounting Services

1	Name and Address
Mitsubishi UFJ Trust and Banking Corporation
1-	4-5, Marunouchi, Chiyoda-ku, Tokyo

2	Outline of General Administration Agreement
(1)	Contents of Services to be Entrusted (the “Entrusted Services” in Attachment 1C.)
(i)
Services relating to operation of administrative instruments of the Investment Corporation (out of the services provided for in Article 117, Item 4 of the Investment Trust Act, the services other than those that are entrusted to the Registrar of Unitholders Register, etc. pursuant to the investment units administrative services agency agreement between the Investment Corporation and the person who entrusted services provided for in Article 117, Item 2 of the Investment Trust Act and other services that are relevant thereto (the “Registrar of Unitholders Register, etc.” in (1));

(ii)	Services relating to calculations (services provided for in Article 117, Item 5 of the Investment Trust Act);
(iii)
Services relating to preparation of accounting books (services provided for in Article 117, Item 6 of the Investment Trust Act and Article 169, Paragraph 2, Item 6 of the Ordinance for Enforcement of the Investment Trust Act); and

(iv)
Services relating to payment of taxes (services provided for in Article 117, Item 6 of the Investment Trust Act and Article 169, Paragraph 2, Item 7 of the Ordinance for Enforcement of the Investment Trust Act).

(2)	Term of Agreement
This Agreement shall be five (5) years commencing on the date of this Agreement. Unless otherwise notified by either the Investment Corporation or the Administrator for Operation of Administrative Instruments and Accounting Services in writing to the other party at least three (3) months prior to the scheduled date for the expiry of the effective term, this Agreement shall be renewed for two (2) additional years, and the foregoing shall apply thereafter.

(3)	Termination prior to Expiry of Term of this Agreement
(i)
This Agreement shall be terminated when the Investment Corporation or the Administrator for Operation of Administrative Instruments and Accounting Services proposes the termination of this Agreement to the other party, and the other party approved such termination in writing.

(ii)
Upon the termination of this Agreement pursuant to (i) above, when the Investment Corporation gives a notification to the effect that such termination shall be subject to the procedures for approval of the Board of Directors, the approval shall be effective when the procedures for approval have been completed.  In such case, the Investment Corporation shall promptly perform such procedures for approval.

(iii)
When either the Investment Corporation or the Administrator for Operation of Administrative Instruments and Accounting Services fails to perform any obligation or duty provided for in this Agreement, the other party may, upon sending a demand for such performance with a reasonable period to the breaching party, terminate this Agreement if the breaching party does not perform such obligation or duty during the relevant term.

(iv)
Either the Investment Corporation or the Administrator for Operation of Administrative Instruments and Accounting Services may immediately terminate this Agreement without a demand or any other procedures, when the other party falls under any of the matters set forth in (a) or (b) below:

(a)
Occurrence of cause for dissolution, or filing of petitions for the commencement of bankruptcy proceedings, the commencement of special liquidation proceedings, the commencement of corporate reorganization proceedings, the commencement of civil rehabilitation proceedings, or the commencement of any bankruptcy proceedings equivalent to any of the proceedings above.

(b)
A suspension of payments, a suspension of transactions with banks by a clearing house, attachment, provisional attachment, preservative attachment, compulsory execution proceedings, or coercive collection of tax delinquency.

(v)
Either the Investment Corporation or the Administrator for Operation of Administrative Instruments and Accounting Services, if the other party (including its directors, executive officers, auditors, executive officers or supervisory officers (the “Officers” in (3)), is any of (a) below, has engaged in any applicable act and behavior that falls under (b) below, or is found to have made a false report on the representations below, the other party may immediately terminate this Agreement by giving a notification to such effect to the breaching party.  In such case, this Agreement will terminate on the date designated in the termination notice.

Description

(Representations and Warranties)

(a)
The Investment Corporation and the Investment Units Administrative Services Agent respectively represents that as of the date of this Agreement they and their Officers are not an organized crime group (boryokudan), a member of an organized crime group (boryokudan in), a person who was a member of an organized crime group during the past five (5) years, a sub member of an organized crime group (boryokudan junkoseiin), a corporation related to an organized crime group (boryokudan kankeikigyo), a racketeer attempting to extort money from a company by threatening to cause trouble at the general stockholders' meeting (soukaiya), a racketeer attempting to extort money from a company by advocating social causes (shakaiundo tou hyobo goro), special intelligence organized crime group (tokushu chino boryoku shudan tou), or any other person equivalent to any of (A) through (E) below (the “Organized Crime Group, etc.” in (3)), and warrants that they are not, and will not be, any of (A) through (E) below:

(A)	having any relationship that may be deemed as having its management controlled by the Organized Crime Group, etc.,
(B)	having any relationship that may be deemed as having substantial involvement of the Organized Crime Group, etc. in its management,
(C)
having any relationship that may be deemed as unjustly utilizing the Organized Crime Group, etc. for the purpose of receiving unjustifiable profit for them, themselves, or third parties, or for the purpose of causing damages to third parties,

(D)	having any relationship that may be deemed as having involvement in the Organized Crime Group, etc., such as providing funds, etc., or providing accommodation to the Organized Crime Group, etc., or
(E)
The Officers or any person who is substantially involved in the management of the parties of this Agreement have any relationship with the Organized Crime Group, etc. that may be subject to public criticism.

(b)
The Investment Corporation or the Administrator for Operation of Administrative Instruments and Accounting Services respectively warrants that they shall not, by themselves or cause any third parties to, perform any act and behavior that falls under any one of those set out in (A) through (E) below:

(A)	claims with forceful behavior and acts of violence
(B)	unjustifiable claims exceeding the scope of responsibility under the law
(C)	threatening action or statements, or violent acts and behaviors in connection with the Entrusted Services
(D)	acts and behaviors which may damage the credibility or obstruct the business of the other party by spreading false rumors or the use of fraudulent means or force

(E)	other acts and behavior equivalent to those set out in (A) through (D) above.

(4)	Amendment to this Agreement
(i)
The Investment Corporation and the Administrator for Operation of Administrative Instruments and Accounting Services may, upon mutual consultation, amend each provisions of this Agreement, in a manner consistent with and in conformity to the relevant laws and regulations.

(ii)
Upon the consultation stated in (i) above, when the Investment Corporation gives a notification in writing that the amendment to this Agreement will be subject to the procedures for approval by the Board of Directors, the amendment stated in (i) above shall be effective when procedures for approval have been completed.  In such case, the Investment Corporation shall promptly perform the procedures for approval.

(5)	Amount of Fees to be Paid to the Administrator for Operation of Administrative Instruments and Accounting Services and Time and Method of Payment
(i)
The fees concerning the Entrusted Services (the “General Administrative Fees” in (5)) shall be calculated by adding the amount of the consumption tax and the local tax (the “Amount of Consumption Tax, etc.” in (5)) to the amount separately calculated upon consultation between the Investment Corporation and the Administrator for Operation of Administrative Instruments and Accounting Services according to its asset composition, in each three- (3) month calculation period (the “Calculation Period” in (5)), which respectively ends on the last day of February, May, August, and November based on the total amount of assets on the balance sheet in the fiscal period immediately preceding the first day of the Calculation Period of the Investment Corporation (the total amount of assets on the balance sheet provided for in Article 129, Paragraph 2 of the Investment Trust Act.  The “Total Amount of Base Assets” in (5)), which is not more than the amount calculated in accordance with the “Table of Base Fee Amount” in the Schedule (Operation of Administrative Instruments and Accounting Services) (the “Table of Base Fee Amount” in (5)).  The General Administrative Fees for less than three (3) months shall be the amount calculated by adding the Amount of Consumption Tax, etc. to the amount calculated pro rata based on the actual number of days included in such period.

(ii)
If there is any substantial fluctuation between the total amount of the Investment Corporation’s assets as of the last day of the Calculation Period and the Total Amount of Base Asset, the General Administrative Fees in the relevant Calculation Period shall be the amount separately designated upon consultation between the Investment Corporation and the Administrator for Operation of Administrative Instruments and Accounting Services.

(iii)
The Investment Corporation shall pay the General Administrative Fees for each Calculation Period by remittance into the bank account designated by the Administrator for Operation of Administrative Instruments and Accounting Services or by means of a bank transfer, by the last day of the following month to which the last day of each Calculation Period belongs.

(iv)
If the amount of the General Administrative Fees becomes inappropriate due to fluctuations in the economic situation, the Investment Corporation and the Administrator for Operation of Administrative Instruments and Accounting Services may change the amount of the General Administrative Fees upon mutual consultation.  Upon the consultation, when the Investment Corporation notifies in writing that the consultation will be subject to the procedures for approval by the Board of Directors, the amendment shall be effective when the procedures for approval have been completed.  In such case, the Investment Corporation shall promptly perform the procedures for approval.

(v)
Notwithstanding the provisions of Paragraph 1, the General Administrative Fees for the period from September 1, 2015 to November 30, 2015 shall be the amount calculated by adding the Amount of Consumption Tax, etc. to the amount separately calculated upon consultation between the Investment Corporation and the Administrator for Operation of Administrative Instruments and Accounting Services according to its asset composition, which is not more than the total amount for three (3) months (September, October and November, 2015) calculated in accordance with the Table of Base Fee Amount based on the Total Amount of Base Assets of Nomura Real Estate Master Fund, Inc. as of August 31, 2015 and for two (2) months (October and November, 2015) calculated in accordance with the Table of Base Fee Amount based on the total amount of assets on the balance sheet of the Investment Corporation as of the date of incorporation (the “Total Amount of Base Assets as of Date of Incorporation”).  The General Administrative Fees from December 1, 2015 to February 29, 2016 shall be the amount calculated by adding the Amount of Consumption Tax, etc. to the amount separately calculated upon consultation between the Investment Corporation and the Administrator for Operation of Administrative Instruments and Accounting Services according to its asset composition, which is not more than the amount calculated in accordance with the Table of Base Fee Amount based on the Total Amount of Base Assets as of the Date of Incorporation.  The Investment Corporation’s balance sheet as of the date of incorporation shall be prepared by recording in accordance with the Accounting Standards for Business Combination (kigyo ketsugo ni kansuru kaikei kijun) the assets to be inherited by the Investment Corporation upon the consolidation-type merger among Nomura Real Estate Master Fund, Inc., Nomura Real Estate Office Fund, Inc. and Nomura Real Estate Residential Fund, Inc.

Schedule (Operation of Administrative Instruments and Accounting Services)

(Table of Base Fee Amount)

Total Amount of Assets	Calculation Method (Annual)
Equal to or less than 10 billion yen	11,000,000 yen
More than 10 Equal to or less than billion yen 50 billion yen	11,000,000 yen + (Total asset value -	10 billion yen)	× 0.080%
More than 50 Equal to or less than billion yen 100 billion yen	43,000,000 yen + (Total asset value -	50 billion yen)	× 0.060%
More than 100 Equal to or less than billion yen 200 billion yen	73,000,000 yen + (Total asset value -	100 billion yen)	× 0.055%
More than 200 Equal to or less than billion yen 300 billion yen	128,000,000 yen + (Total asset value -	200 billion yen)	× 0.040%
More than 300 Equal to or less than billion yen 500 billion yen	168,000,000 yen + (Total asset value -	300 billion yen)	× 0.035%
More than 500 billion yen	238,000,000 yen + (Total asset value -	500 billion yen)	× 0.030%

D-1.
Name and Address of Manager of Investment Corporation Bonds regarding the Second Series Unsecured Investment Corporation Bonds of the Former Nomura Real Estate Office Fund, Inc. (Ranking Pari Passu with Investment Corporation Bonds and Limited to Qualified Institutional Investors) (the “NOF Second Series Bonds” in Attachment 1 D-1) (the “Manager of Investment Corporation Bonds” in Attachment 1 D-1), and Outline of General Administration Agreement to be executed by the Investment Corporation with the Manager of Investment Corporation Bonds

1	Name and Address
The Bank of Tokyo-Mitsubishi UFJ, Ltd.
2-7-1 Marunouchi, Chiyoda-ku, Tokyo

2	Outline of General Administration Agreement
(1)	Contents of Services to be Commissioned (“Commissioned Services” in Attachment 1 D-1.)
(i)	Preparation and delivery of the application form of the investment corporation bonds
(ii)	Services relating to payment
(iii)	Preparation of and keeping the investment corporation bonds registers
(iv)	Services relating to redemption by purchase
(v)	Services relating to the redemption of principal and the payment of interest (Excluding services for principal and interest payments)

(2)	Term of Agreement
This Agreement does not provide for any term of agreement.

(3)	Termination prior to Expiry of Term of this Agreement
There will not be any provision regarding termination during the agreement term.

(4)	Amendment to this Agreement
Whenever it becomes necessary to change the content of the agreement, the parties shall enter into such written agreement. Provided, however, that any change in matters that have a material relationship regarding the interest of the bondholders of the NOF Second Series Bonds requires, upon obtaining permission of the court, a resolution of the general bondholders’ meetings, as well as the approval of the court regarding such resolution.

(5)	Amount of Fees to be paid to Manager of Investment Corporation Bonds and Time and Method of Payment
Any fees relating to the commission of the management of the investment corporation bonds paid by the Investment Corporation to Manager of Investment Corporation Bonds shall be, from the date following the date of issue of the NOF Second Series Bonds to the date on which the full amount of such bonds is extinguished by redemption or redemption by purchase (the “Extinguishment Date of the Full Amount”), 2.1/10,000 of the base balance of the NOF Second Series Bonds (the amount obtained by dividing the aggregate balance of the NOF Second Series Bonds at the beginning of each month for each calculation period, by the number of the months of such calculation period) per year (including the fees that correspond to 0.1/10,000 of consumption tax and local consumption tax). The above fees shall be paid on the date on which the interest of the NOF Second Series Bonds shall be paid and on the 25th of the month following the Extinguishment Date of the Full Amount (in the case of maturity, the due date for redemption). Provided, however, that if the payment date is not a bank business day, the bank business day preceding such date.

D-2.
Name and Address of General Administration Agent to Perform Registration Services regarding the Second Series Unsecured Investment Corporation Bonds of the Former Nomura Real Estate Office Fund, Inc. (Ranking Pari Passu with Investment Corporation Bonds and Limited to Qualified Institutional Investors) (the “Agent for Registration Services of NOF Second Series Bonds” in Attachment 1 D-2) , and Outline of General Administration Agreement to be executed by the Investment Corporation with the Agent for Registration Services of NOF Second Series Bonds

1	Name and Address
The Bank of Tokyo-Mitsubishi UFJ, Ltd.
2-7-1 Marunouchi, Chiyoda-ku, Tokyo

2	Outline of General Administration Agreement
(1)	Contents of Services to be commissioned
Registration services

(2)	Term of Agreement
This Agreement does not provide for any term of agreement.

(3)	Termination prior to Expiry of Term of this Agreement
There will not be any provision regarding termination during the agreement term.

(4)	Amendment to this Agreement
Whenever it becomes necessary to change the content of this Agreement, the Investment Corporation and the Agent for Registration Services of NOF Second Series Bonds shall mutually enter into such written agreement in each case.

(5)	Amount of Fees to be paid to Agent for Registration Services of NOF Second Series Bonds and Time and Method of Payment
The initial registration fee will be borne by the Investment Corporation and the ratio thereof is 0.1 yen per 100 yen par value (consumption tax and local consumption tax are tax exempt).

D-3.
Name and Address of General Administrator to Perform Issuance Services and Other Services During the Life of the Bonds regarding the Second Series Unsecured Investment Corporation Bonds of the Former Nomura Real Estate Office Fund, Inc. (Ranking Pari Passu with Investment Corporation Bonds and Limited to Qualified Institutional Investors) (the “NOF Second Series Bonds” in Attachment 1 D-3) (the “Agent for Issuance Services, etc. of NOF Second Series Bonds” in Attachment 1 D-3), and Outline of General Administration Agreement to be executed by the Investment Corporation with the Agent for Issuance Services, etc. of NOF Second Series Bonds

1	Name and Address
The Bank of Tokyo-Mitsubishi UFJ, Ltd.
2-7-1 Marunouchi, Chiyoda-ku, Tokyo

2	Outline of General Administration Agreement
(1)	Contents of Services to be commissioned
(i)	Services relating to preparation of and arrangement for the application form of the investment corporation bonds for the NOF Second Series Bonds
(ii)	Services relating to Subscriber Registration Request
(iii)	Preparation of and keeping the investment corporation bonds registers for the NOF Second Series Bonds and other such services relating to the investment corporation bonds registers
(iv)	Services relating to preparation and delivery in the case of issuing the replacement investment corporation bonds, etc.
(v)	Services relating to collection of expenses from bondholders
(vi)	Services relating to payment of interest income tax in accordance with the Act on Special Measures Concerning Taxation
(vii)	Other services that are deemed necessary upon consultation with the Investment Corporation.

(2)	Term of Agreement
This Agreement does not provide for any term of agreement.

(3)	Termination prior to Expiry of Term of this Agreement
There will not be any provision regarding termination during the agreement term.

(4)	Amendment to this Agreement

Whenever it becomes necessary to change the content of this Agreement, the Investment Corporation and the Agent for Issuance Services, etc. of NOF Second Series Bonds shall mutually enter into such written agreement in each case.

(5)	Amount of Fees to be paid to Agent for Issuance Services, etc. of NOF Second Series Bonds and Time and Method of Payment
The fees paid by the Investment Corporation to the Agent for Issuance Services, etc. of NOF Second Series Bonds shall be 15,225,000 yen (including consumption tax and local consumption tax), which is deemed to be paid by receiving the amount paid of the NOF Second Series Bonds less the fees and consumption tax from the Agent for Issuance Services, etc. of NOF Second Series Bonds on the payment date of the NOF Second Series Bonds.

D-4.
Name and Address of Each General Administrator to Perform Principal and Interest Payment Services regarding the Second Series Unsecured Investment Corporation Bonds of the Former Nomura Real Estate Office Fund, Inc. (Ranking Pari Passu with Investment Corporation Bonds and Limited to Qualified Institutional Investors) (the “NOF Second Series Bonds” in Attachment 1 D-4) (the “Principal and Interest Payments Administrator for the NOF Second Series Bonds” in Attachment 1 D-4); Outline of General Administration Agreement to be Executed by the Investment Corporation with the Principal and Interest Payments Administrator for the NOF Second Series Bonds

1	Name and Address
The Bank of Tokyo-Mitsubishi UFJ, Ltd.
2-7-1, Marunouchi, Chiyoda-ku, Tokyo

Nomura Securities Co., Ltd.
1-9-1, Nihonbashi, Chuo-ku, Tokyo

Mizuho Securities Co., Ltd.
1-5-1, Otemachi, Chiyoda-ku, Tokyo

2.	Outline of General Administration Agreement
(1)	Contents of Services to be Commissioned
(i)
The Principal and Interest Payments Administrator for the NOF Second Series Bonds will pay the holders of the NOF Second Series investment corporation bonds the principal and interest on the NOF Second Series Bonds in exchange for the investment corporation bond certificates or coupons the payment date for which has arrived (or, for those that have been registered, in exchange for receipts in respect of the paid principal and interest).

(ii)
The management company of the investment corporate bonds for the NOF Second Series Bonds (the “Management Company”) will deliver the principal and interest payment funds in respect of the NOF Second Series Bonds in accordance with the request of the Principal and Interest Payments Administrator for the NOF Second Series Bonds.

(iii)
If the Principal and Interest Payments Administrator for the NOF Second Series Bonds receives the principal and interest payment funds under (ii) above, it is to submit without delay to the Management Company the redeemed investment corporation bond certificates or the paid coupons (or, for those that have been registered, a receipt in respect of principal and interest paid) (the “Paid Investment Corporation Bonds, Etc.”).

(iv)
The Management Company, after it has closely inspected the Paid Investment Corporation Bonds, Etc., cross-checked against the principal and interest payment funds delivered, and has confirmed entries, etc., of the serial numbers of the Paid Investment Corporation Bond Certificates, Etc., will pay the Principal and Interest Payments Administrator for the NOF Second Series Bonds a fee for principal and interest payment services for the NOF Second Series Bonds according to the amounts that the Principal and Interest Payments Administrator for the NOF Second Series Bonds has actually handled.

(v)
If requested for the return of the principal and interest payment funds and the fee by the Management Company with a proper reason, the Principal and Interest Payments Administrator for the NOF Second Series Bonds will without delay return to the Management Company the principal and interest payment funds delivered under (ii) above and the fee for principal and interest payments services delivered under (iv) above.

(2)	Term of Agreement
This Agreement does not provide for any term of agreement.

(3)	Location for Payment of Principal and Interest
Tokyo main office of The Bank of Tokyo-Mitsubishi UFJ, Ltd.
Head office of Nomura Securities Co., Ltd.
Head office of Mizuho Securities Co., Ltd.

(4)	Termination prior to Expiry of Term of this Agreement
There will not be any provision regarding termination during the agreement term.

(5)	Amendment to this Agreement

Whenever it becomes necessary to change the content of this Agreement, the Investment Corporation and the Principal and Interest Payments Administrator for the NOF Second Series Bonds shall mutually enter into such written agreement in each case.

(6)	Amount of Fees to be Paid to the Principal and Interest Payments Administrator for the NOF Second Series Bonds and Time and Method of Payment
The fees to be paid by the Investment Corporation to the Principal and Interest Payments Administrator for the NOF Second Series Bonds are as follows:

・ In the case of redemption of principal:
10.5 / 10,000 of the par value (including the fees that correspond to 0.5 / 10,000 of consumption tax and local consumption tax)  However, with respect to the investment corporate bonds that are deemed to be book-entry transfer investment corporation bonds in accordance with the provisions set forth in the Supplementary Provision 28, Paragraph 1 of the Law concerning Book-entry Transfer of Corporate Bonds and Other Securities (Law No. 75 of 2001, the “Book-Entry Transfer Law”) prior to the amendment of the Law for Partial Amendments to the Law concerning Book-entry Transfer of Corporate Bonds and Other Securities for the Purpose of Streamlining the Settlement of Trades of Stocks and Other Securities (the “Special Investment Corporation Book-Entry Bonds”), 0.075 / 10,000 of the principal amount of payment (In addition to the fee, the Investment Corporation will bear the consumption tax and local consumption tax payable on such fee.).

・ In the case of payment of interest:
21 / 10,000 of the interest amount (including the fees that correspond to 1 / 10,000 of consumption tax and local consumption tax) However, with respect to Special Investment Corporation Book-Entry Bonds, 0.075 / 10,000 of the principal amount which is the subject of the interest payment (In addition to the fee, the Investment Corporation will bear the consumption tax and local consumption tax payable on such fee.).

The Principal and Interest Payments Administrator for the NOF Second Series Bonds may, depending on the situation, change the fee with the agreement of the Investment Corporation. The said fees and consumption tax and local consumption tax imposed on such fees shall be paid to the Principal and Interest Payments Administrator for the NOF Second Series Bonds, through the Manager of Investment Corporation Bonds regarding the NOF Second Series Bonds, and after such Manager of Investment Corporation Bonds has closely inspected the paid investment corporation bonds, etc. of the NOF Second Series Bonds and cross-checked against the principal and interest payment funds delivered, will pay the Principal and Interest Payments Administrator for the NOF Second Series Bonds the said fees and consumption tax and local consumption tax imposed on such fees according to the amounts that the Principal and Interest Payments Administrator for the NOF Second Series Bonds has actually handled.

E-1.
Name and Address of General Administrator to Perform Fiscal Agent Services regarding the Fourth Series Unsecured Investment Corporation Bonds of the Former Nomura Real Estate Office Fund, Inc. (Ranking Pari Passu with Specified Investment Corporation Bonds) (the “NOF Fourth Series Bonds” in Attachment 1 E-1) (the “Fiscal Agent Administrator for the NOF Fourth Series Bonds” in Attachment 1 E-1); Outline of General Administration Agreement to be Executed by the Investment Corporation with the Fiscal Agent Administrator for the NOF Fourth Series Bonds

1	Name and Address
Sumitomo Mitsui Banking Corporation
1-1-2, Marunouchi, Chiyoda-ku, Tokyo

2.	Outline of General Administration Agreement
(1)	Contents of Services to be Commissioned
(i)	Receipt of the amount paid by lead securities company of the NOF Fourth Series Bonds and delivery services of the amount paid to the Investment Corporation
(ii)	Notification of required items to registration institution in case of subscriber registration request
(iii)	Preparation of the investment corporation bonds register and its copy
(iv)	Out of services relating to redemption of principal and payment of interests, arrangement services for payment of principal and interests
(v)	Services relating to redemption by purchase of the NOF Fourth Series Bonds
(vi)
Reissuance of investment corporation bonds due to loss, damage, contamination, etc. and preparation and delivery of investment corporation bonds relating to issuance of investment corporation bonds due to deletion of registration

(vii)	Collection of actual expenses (including stamp tax) from bondholders requesting issuance or re-issuance of the investment corporation bonds prescribed in (vi) above
(viii)	Payment of interest income tax in accordance with the Act on Special Measures Concerning Taxation
(ix)	Administration; entry into investment corporation bonds register
(x)	Notification to registration institution at the time of redemption of the NOF Fourth Series Bonds

(2)	Term of Agreement
This Agreement does not provide for any term of agreement.

(3)	Termination prior to Expiry of Term of this Agreement
There will not be any provision regarding termination during the agreement term.

(4)	Amendment to this Agreement
Whenever it becomes necessary to change the content of the agreement, the parties shall enter into such written agreement.

(5)	Amount of Fees to be Paid to the Fiscal Agent Administrator for the NOF Fourth Series Bonds and Time and Method of Payment

The fees relating to the issuance services of the NOF Fourth Series Bonds, arrangement services of payment of principal and interests and services during the year shall be 11,000,000 yen (including consumption tax and local consumption tax), which is deemed to be paid by receiving the amount paid of the NOF Fourth Series Bonds less the above-mentioned fees from the Fiscal Agent Administrator for the NOF Fourth Series Bonds on the payment date of the NOF Fourth Series Bonds.

As fees concerning services relating to redemption by purchase of the NOF Fourth Series Bonds, the Fiscal Agent Administrator for the NOF Fourth Series Bonds shall pay 0.1 yen (including consumption tax and local consumption tax) per 100 yen par value for six-month period up to the end of the prior month on the 25th day of March and September every year (when such day falls on a non-business day of the Fiscal Agent Administrator for the NOF Fourth Series Bonds, the day shall be the immediately preceding business day).

E-2.
Name and Address of General Administrator to Perform Registration Services regarding the Fourth Series Unsecured Investment Corporation Bonds of the Former Nomura Real Estate Office Fund, Inc. (Ranking Pari Passu with Specified Investment Corporation Bonds) (the “Agent for Registration Services of NOF Second Series Bonds” in Attachment 1 E-2); Outline of General Administration Agreement to be executed by the Investment Corporation with the Agent for Registration Services of NOF Fourth Series Bonds

1	Name and Address
Sumitomo Mitsui Banking Corporation
1-1-2, Marunouchi, Chiyoda-ku, Tokyo

2	Outline of General Administration Agreement
(1)	Contents of Services to be Commissioned Registration services

(2)	Term of Agreement
This Agreement does not provide for any term of agreement.

(3)	Termination prior to Expiry of Term of this Agreement
There will not be any provision regarding termination during the agreement term.

(4)	Amendment to this Agreement

Whenever it becomes necessary to change the content of this Agreement, any doubt arises or any event which is difficult to apply such Agreement arises, the Investment Corporation and the Agent for Registration Services of NOF Fourth Series Bonds shall discuss such matters in each case.

(5)	Amount of Fees to be paid to Agent for Registration Services of NOF Fourth Series Bonds and Time and Method of Payment
The subscriber registration fee concerning registration requests will be borne by the Investment Corporation and the ratio thereof is 0.1 yen per 100 yen par value.

E-3.
Name and Address of General Administrator to Perform Principal and Interest Payment Services regarding the Fourth Series Unsecured Investment Corporation Bonds  of the Former Nomura Real Estate Office Fund, Inc. (Ranking Pari Passu with Specified Investment Corporation Bonds) (the “NOF Fourth Series Bonds” in Attachment 1 E-3) (the “Principal and Interest Payments Administrator for the NOF Fourth Series Bonds” in Attachment 1 E-3); Outline of General Administration Agreement to be Executed by the Investment Corporation with the Principal and Interest Payments Administrator for the NOF Fourth Series Bonds

1	Name and Address
Sumitomo Mitsui Banking Corporation
1-1-2, Marunouchi, Chiyoda-ku, Tokyo

Nomura Securities Co., Ltd.
1-9-1, Nihonbashi, Chuo-ku, Tokyo

Mizuho Securities Co., Ltd.
1-5-1, Otemachi, Chiyoda-ku, Tokyo

2.	Outline of General Administration Agreement
(1)	Contents of Services to be Commissioned
(i)
Each Principal and Interest Payments Administrator for the NOF Fourth Series Bonds will pay the holders of the NOF Fourth Series investment corporation bonds the principal and interest on the NOF Fourth Series Bonds in exchange for the investment corporation bond certificates or coupons the payment date for which has arrived (or, for those that have been registered, in exchange for receipts in respect of the paid principal and interest).

(ii)
Sumitomo Mitsui Banking Corporation, which is the representative of the Principal and Interest Payments Administrator for the NOF Fourth Series Bonds (the “Fiscal Agent” in Attachment 1 E-3) will deliver the principal and interest payment funds in respect of the NOF Fourth Series Bonds in accordance with the request of each Principal and Interest Payments Administrator for the NOF Fourth Series Bonds.

(iii)
If each Principal and Interest Payments Administrator for the NOF Fourth Series Bonds receives the principal and interest payment funds under (ii) above, they are to submit without delay to the Fiscal Agent the redeemed investment corporation bond certificates or the paid coupons (or, for those that have been registered, in exchange for a receipt in respect of principal and interest paid; redeemed investment corporation bond certificates and the paid coupons collectively, the “Paid Investment Corporation Bonds, Etc.”).

(iv)
The Fiscal Agent, after it has cross-checked against the principal and interest payment funds, and has confirmed entries, etc., of the serial numbers of the Paid Investment Corporation Bond Certificates, Etc., will pay each Principal and Interest Payments Administrator for the NOF Fourth Series Bonds a fee for principal and interest payment services for the NOF Fourth Series Bonds according to the amounts that each Principal and Interest Payments Administrator for the NOF Fourth Series Bonds has actually handled.

(v)
If requested by the Fiscal Agent with a proper reason, each Principal and Interest Payments Administrator for the NOF Fourth Series Bonds will without delay return to the Fiscal Agent the principal and interest payment funds delivered under (ii) above and the principal and interest payments administration fee delivered under (iv) above.

(2)	Term of Agreement
This Agreement does not provide for any term of agreement.

(3)	Termination prior to Expiry of Term of this Agreement
There will not be any provision regarding termination during the agreement term.

(4)	Amendment to this Agreement
Whenever it becomes necessary to change the content of the agreement, the parties shall enter into such written agreement.

(5)	Amount of Fees to be Paid to the Principal and Interest Payments Administrator for the NOF Fourth Series Bonds and Time and Method of Payment
The fees to be paid by the Investment Corporation to the Principal and Interest Payments Administrator for the NOF Fourth Series Bonds are as follows:

・ In the case of redemption of principal:
10 / 10,000 of the amount of payment (However, if the fee calculated in accordance with the above fee rate is more than 100,000 yen per handling, the fee for each handling shall be 100,000 yen.)
However, with respect to the Special Investment Corporation Book-Entry Bonds, 0.075 / 10,000 of the principal amount of payment.

・ In the case of payment of interest:	20 / 10,000 of the interest amount However, with respect to the Special Investment Corporation Book-Entry Bonds, 0.075 / 10,000 of the principal amount which is the subject of the interest payment.

Consumption tax and local consumption tax imposed on the fees prescribed above shall be borne by the Investment Corporation, separately from such fees themselves. The said fees and consumption tax and local consumption tax imposed on such fees shall be paid to the Principal and Interest Payments Administrator for the NOF Fourth Series Bonds, through the Fiscal Agent.

F.
Name and Address of General Administrator regarding the Sixth Series Unsecured Investment Corporation Bonds of the Former Nomura Real Estate Office Fund, Inc. (Ranking Pari Passu with Specified Investment Corporation Bonds) (the “NOF Sixth Series Bonds” in Attachment 1F) (the “General Administrator for the NOF Sixth Series Bonds” in Attachment 1F); Outline of General Administration Agreement to be Executed by the Investment Corporation with the General Administrator for the NOF Sixth Series Bonds

1	Name and Address
The Bank of Tokyo-Mitsubishi UFJ, Ltd.
2-7-1 Marunouchi, Chiyoda-ku, Tokyo

2	Outline of General Administration Agreement
(1)	Contents of Services to be Commissioned
(i)	Notification to JASDEC of issue information
(ii)	Submission of the Terms and Conditions of Investment Corporation Bonds for the NOF Sixth Series Bonds to JASDEC
(iii)	Notification to JASDEC of the fee rate for the fee relating to principal and interest payments determined by the Investment Corporation (the “Principal and Interest Payment Fee”)
(iv)	Confirmations and approvals of information on new records received from JASDEC
(v)	Receipt of monies paid in for the NOF Sixth Series Bonds and transmission to JASDEC of notices for completion of funds transfer
(vi)	Handling of the fee for new records for the NOF Sixth Series Bonds
(vii)	Notification to JASDEC of amount of interest per single currency of the NOF Sixth Series Bonds
(viii)	Notification to JASDEC if there is a change in the issue information of the NOF Sixth Series Bonds
(ix)
Acquisition from and confirmation with JASDEC of data concerning requests for payment of principal and interest and transmission to JASDEC of notices approving or disapproving details of request for payment of principal and interest

(x)	Acquisition from and confirmation with JASDEC of data concerning distribution of principal and interest
(xi)
If the principal redemption and interest payment of the NOF Sixth Series Bonds is to be paid by the Investment Corporation – Notification of the Information on Expected Settlement Amounts to cash settlement company

(xii)	Services relating to the preparation and keeping of investment corporation bonds registers of the NOF Sixth Series Bonds and other such services relating to investment corporation bonds registers

(xiii)	Preparation of investment corporation bonds ledger
(xiv)	Payment of interest income tax in accordance with the Act on Special Measures Concerning Taxation
(xv)	Services relating to redemption by purchase

(2)	Term of Agreement
This Agreement does not provide for any term of agreement.

(3)	Termination prior to Expiry of Term of this Agreement
There will not be any provision regarding termination during the agreement term.

(4)	Amendment to this Agreement
Whenever it becomes necessary to change the content of the agreement, the parties shall enter into such written agreement.
(5)	Amount of Fees to be Paid to the General Administrator for the NOF Sixth Series Bonds and Time and Method of Payment

The fees to be paid by the Investment Corporation to the General Administrator for the NOF Sixth Series Bonds shall be JPY 15,000,000 (and consumption tax and local consumption tax) and the fee for new records for the NOF Sixth Series Bonds stipulated by JASDEC shall be JPY 220,000 (and consumption tax and local consumption tax).  At the due date for payment of the NOF Sixth Series Bonds, the Investment Corporation has already paid the above-mentioned fees to the General Administrator for the NOF Sixth Series Bonds by receipt from such General Administrator for the NOF Sixth Series Bonds of the amount calculated by excluding the monies paid in for the NOF Sixth Series Bonds.  In addition, the fee for new records for the NOF Sixth Series Bonds is to be paid to JASDEC through The Bank of Tokyo-Mitsubishi UFJ, Ltd., the fiscal agent of the Investment Corporation.  Consumption tax and local consumption tax imposed on the fees prescribed above shall be borne by the Investment Corporation, separately from such fees themselves, and a portion of the above-mentioned fees to be paid by the Investment Corporation to the General Administrator for the NOF Sixth Series Bonds (JPY 15,000,000) and consumption tax and local consumption tax imposed thereon shall be paid to the person who paid the principal and interest of the NOF Sixth Series Bonds to the bondholders of the NOF Sixth Series Bonds, through The Bank of Tokyo-Mitsubishi UFJ, Ltd., the fiscal agent for the NOF Sixth Series Bonds, pursuant to JASDEC’s Business Regulations and other relevant regulations.

G.
Name and Address of General Administrator regarding the Seventh Series Unsecured Investment Corporation Bonds of the Former Nomura Real Estate Office Fund, Inc. (Ranking Pari Passu with Specified Investment Corporation Bonds) (the “NOF Seventh Series Bonds” in Attachment 1G) (the “General Administrator for the NOF Seventh Series Bonds” in Attachment 1G); Outline of General Administration Agreement to be Executed by the Investment Corporation with the General Administrator for the NOF Seventh Series Bonds

1	Name and Address
Sumitomo Mitsui Banking Corporation
1-1-2 Marunouchi, Chiyoda-ku, Tokyo

2	Outline of General Administration Agreement
(1)	Contents of Services to be Commissioned
(i)	Notification to JASDEC of issue information regarding the NOF Seventh Series Bonds
(ii)	Delivery to JASDEC of the Terms and Conditions of Investment Corporation Bonds for the NOF Seventh Series Bonds
(iii)	Approvals of information on new records and confirmations of new records regarding the NOF Seventh Series Bonds
(iv)
Receipt of monies paid in for the NOF Seventh Series Bonds of from a securities company which has become an underwriter of the NOF Seventh Series Bonds and notices to JASDEC for completion of funds transfer

(v)	Handling of the fee for new records for the NOF Seventh Series Bonds
(vi)	Notices to JASDEC for the items that are required to be notified by the payment agent, among issue information of the NOF Seventh Series Bonds
(vii)
Acquisition from JASDEC of the billing information regarding the principal redemption and interest payment of the NOF Seventh Series Bonds (the “Information regarding Details of Request for Principal and Interest”)

(viii)	Acquisition from JASDEC of the distribution information regarding the principal redemption and interest payment of the NOF Seventh Series Bonds (the “Information on Expected Settlement Amounts”)
(ix)	Confirmations of the Information regarding Details of Request for Principal and Interest and the Information on Expected Settlement Amounts
(x)
If the principal redemption and interest payment of the NOF Seventh Series Bonds is to be paid by the Investment Corporation – Notification of the Information on Expected Settlement Amounts to the cash settlement company

(xi)	Services relating to the payment of principal and interest of the NOF Seventh Series Bonds

(xii)
Handling of the fee for handling principal and interest payment services that was separately notified in writing by the Investment Corporation to the General Administrator for the NOF Seventh Series Bonds with respect to the NOF Seventh Series Bonds

(xiii)	Receipt of notification from JASDEC in the case where redemption by purchase of the NOF Seventh Series Bonds is carried out by the Investment Corporation
(xiv)	Payment to the Investment Corporation of monies of the NOF Seventh Series Bonds
(xv)	Services relating to the preparation and keeping of investment corporation bonds registers of the NOF Seventh Series Bonds and other such services relating to investment corporation bonds registers
(xvi)	Payment of interest income tax in accordance with the Act on Special Measures Concerning Taxation
(xvii)	Services relating to redemption by purchase of the NOF Seventh Series Bonds
(xviii)	Preparation and management of investment corporation bonds ledger

(2)	Term of Agreement
There will not be any provision for the agreement term.

(3)	Termination prior to Expiry of Term of this Agreement
There will not be any provision regarding termination during the agreement term.

(4)	Amendment to this Agreement
Whenever it becomes necessary to change the content of the agreement, the parties shall enter into such written agreement.

(5)	Amount of Fees to be Paid to the General Administrator for the NOF Seventh Series Bonds and Time and Method of Payment

The fees to be paid by the Investment Corporation to the General Administrator for the NOF Seventh Series Bonds shall be JPY 23,400,000 (and consumption tax and local consumption tax) and the fee for new records for the NOF Seventh Series Bonds stipulated by JASDEC shall be JPY 200,000 (and consumption tax and local consumption tax).  At the due date for payment of the NOF Seventh Series Bonds, the Investment Corporation has already paid the above-mentioned fees to the General Administrator for the NOF Seventh Series Bonds by receipt from such General Administrator for the NOF Seventh Series Bonds of the amount calculated by excluding such fees from the monies paid in for the NOF Seventh Series Bonds.  In addition, the fee for new records for the NOF Seventh Series Bonds is to be paid to JASDEC through Sumitomo Mitsui Banking Corporation, the fiscal agent of the Investment Corporation.  Consumption tax and local consumption tax imposed on the fees prescribed above shall be borne by the Investment Corporation, separately from such fees themselves, and a portion of the above-mentioned fees to be paid by the Investment Corporation to the General Administrator for the NOF Seventh Series Bonds (JPY 23,400,000) and consumption tax and local consumption tax imposed thereon shall be paid to the person who paid the principal and interest of the NOF Seventh Series Bonds to the bondholders of the NOF Seventh Series Bonds, through Sumitomo Mitsui Banking Corporation, the fiscal agent for the NOF Seventh Series Bonds, pursuant to JASDEC’s Business Regulations and other relevant regulations.

H.
Name and Address of General Administrator regarding the Ninth Series Unsecured Investment Corporation Bonds of the Former Nomura Real Estate Office Fund, Inc. (Ranking Pari Passu with Specified Investment Corporation Bonds) (the “NOF Ninth Series Bonds” in Attachment 1H) (the “General Administrator for the NOF Ninth Series Bonds” in Attachment 1H); Outline of General Administration Agreement to be Executed by the Investment Corporation with the General Administrator for the NOF Ninth Series Bonds

1	Name and Address
The Bank of Tokyo-Mitsubishi UFJ, Ltd.
2-7-1 Marunouchi, Chiyoda-ku, Tokyo

2	Outline of General Administration Agreement
(1)	Contents of Services to be Commissioned
(i)	Notification to JASDEC of issue information
(ii)	Submission of the Terms and Conditions of Investment Corporation Bonds for the NOF Ninth Series Bonds to JASDEC
(iii)	Notification to JASDEC of the fee rate for the fee relating to principal and interest payments determined by the Investment Corporation (the “Principal and Interest Payment Fee”)
(iv)	Confirmations and approvals of information on new records received from JASDEC
(v)	Receipt of monies paid in for the NOF Ninth Series Bonds and transmission to JASDEC of notices for completion of funds transfer
(vi)	Handling of the fee for new records for the NOF Ninth Series Bonds
(vii)	Notification to JASDEC of amount of interest per single currency of the NOF Ninth Series Bonds
(viii)	Notification to JASDEC if there is a change in the issue information of the NOF Ninth Series Bonds
(ix)
Acquisition from and confirmation with JASDEC of data concerning requests for payment of principal and interest and transmission to JASDEC of notices approving or disapproving details of request for payment of principal and interest

(x)	Service in respect of distribution of principal and interest upon principal redemption and interest payment
(xi)
Service of distributing the Principal and Interest Payment Fee to the Direct Account Management Institution (which means “Direct Account Management Institution” as defined in JASDEC’s Business Regulations)

(xii)	Receipt of notification from JASDEC in the case where redemption by purchase of the NOF Ninth Series Bonds is carried out by the Investment Corporation

(xiii)	Services relating to the preparation and keeping of investment corporation bonds registers of the NOF Ninth Series Bonds and other such services relating to investment corporation bonds registers
(xvi)	Preparation of investment corporation bonds ledger
(xv)	Payment of interest income tax in accordance with the Act on Special Measures Concerning Taxation
(xvi)	Services relating to redemption by purchase

(2)	Term of Agreement
This Agreement does not provide for any term of agreement.

(3)	Termination prior to Expiry of Term of this Agreement
There will not be any provision regarding termination during the agreement term.

(4)	Amendment to this Agreement
Whenever it becomes necessary to change the content of the agreement, the parties shall enter into such written agreement.

(5)	Amount of Fees to be Paid to the General Administrator for the NOF Ninth Series Bonds and Time and Method of Payment

The fees to be paid by the Investment Corporation to the General Administrator for the NOF Ninth Series Bonds shall be JPY 8,400,000 (and consumption tax and local consumption tax) and the fee for new records for the NOF Ninth Series Bonds stipulated by JASDEC shall be JPY 180,000 (and consumption tax and local consumption tax).  At the due date for payment of the NOF Ninth Series Bonds, the Investment Corporation has already paid the above-mentioned fees to the General Administrator for the NOF Ninth Series Bonds by receipt from such General Administrator for the NOF Ninth Series Bonds of the amount calculated by excluding such fees from the monies paid in for the NOF Ninth Series Bonds.  In addition, the fee for new records for the NOF Ninth Series Bonds is to be paid to JASDEC through The Bank of Tokyo-Mitsubishi UFJ, Ltd., the fiscal agent of the Investment Corporation.  Consumption tax and local consumption tax imposed on the fees prescribed above shall be borne by the Investment Corporation, separately from such fees themselves, and a portion of the above-mentioned fees to be paid by the Investment Corporation to the General Administrator for the NOF Ninth Series Bonds (JPY 8,400,000) and consumption tax and local consumption tax imposed thereon shall be paid to the person who paid the principal and interest of the NOF Ninth Series Bonds to the bondholders of the NOF Ninth Series Bonds, through The Bank of Tokyo-Mitsubishi UFJ, Ltd., the fiscal agent for the NOF Ninth Series Bonds, pursuant to JASDEC’s Business Regulations and other relevant regulations.

I.
 Name and Address of General Administrator for the Tenth Series Unsecured Investment Corporation Bonds of the Former Nomura Real Estate Office Fund, Inc. (Ranking Pari Passu with Specified Investment Corporation Bonds) (the “NOF Tenth Series Bonds” in Attachment 1I) (the “General Administrator for the NOF Tenth Series Bonds” in Attachment 1I); Outline of General Administration Agreement to be Executed by the Investment Corporation with the General Administrator for the NOF Tenth Series Bonds

1	Name and Address
Sumitomo Mitsui Banking Corporation
1-1-2 Marunouchi, Chiyoda-ku, Tokyo

2	Outline of General Administration Agreement
(1) Contents of Services to be Commissioned
(i)	Payment to the Investment Corporation of monies of the NOF Tenth Series Bonds
(ii)	Services relating to the preparation of investment corporation bonds registers and other such services relating to investment corporation bonds registers
(iii)	Preparation of investment corporation bonds ledger
(iv)	Service relating to keeping of investment corporation bonds registers and other such services relating to investment corporation bonds registers
(v)	Services relating to tax payment in accordance with the Act on Special Measures Concerning Taxation, etc.
(vi)	Services relating to redemption by purchase of the NOF Tenth Series Bonds
(vii)	Management of investment corporation bonds ledger
(viii)	Notification to JASDEC of issue information such as the amount of interest per single currency of the NOF Tenth Series Bonds
(ix)	Delivery of the Terms and Conditions of Investment Corporation Bonds to JASDEC
(x)	Approvals of information on new records and confirmations of new records regarding the NOF Tenth Series Bonds
(xi)
Receipt of monies paid in for the NOF Tenth Series Bonds from the financial instruments business operator who has become an underwriter of the NOF Tenth Series Bonds and notices to JASDEC for completion of funds payment

(xii)	Handling of the fee for new records for the NOF Tenth Series Bonds
(xiii)	Notices to JASDEC for the items that are required to be notified by the payment agent, among issue information of the NOF Tenth Series Bonds
(xiv)
Acquisition from JASDEC of the billing information regarding the  principal redemption and interest payment of the NOF Tenth Series Bonds (the “Information regarding Details of Request for Principal and Interest”)

(xv)	Acquisition from JASDEC of the distribution information regarding the principal redemption and interest payment of the NOF Tenth Series Bonds (the “Information on Expected Settlement Amounts”)
(xvi)	Confirmations of the Information regarding Details of Request for Principal and Interest and the Information on Expected Settlement Amounts
(xvii)
If the principal redemption and interest payment of the NOF Tenth Series Bonds is to be paid by the Investment Corporation – Notification of the Information on Expected Settlement Amounts to the cash settlement company

(xviii)	Services relating to the payment of principal and interest of the NOF Tenth Series Bonds
(xix)
Handling of the Principal and Interest Payment Fee that was separately notified in writing by the Investment Corporation to the General Administrator for the NOF Tenth Series Bonds with respect to the NOF Tenth Series Bonds

(xx)	Services relating to redemption by purchase of the NOF Tenth Series Bonds

(2)	Term of Agreement
This Agreement does not provide for any term of agreement.

(3)	Termination prior to Expiry of Term of this Agreement
There will not be any provision regarding termination during the agreement term.

(4)	Amendment to this Agreement
Whenever it becomes necessary to change the content of the agreement, the parties shall enter into such written agreement.

(5)	Amount of Fees Payable to the General Administrator for the NOF Tenth Series Bonds and Time and Method of Payment

The fees to be paid by the Investment Corporation to the General Administrator for the NOF Tenth Series Bonds shall be JPY 11,000,000 (and consumption tax and local consumption tax) and the fee for new records for the NOF Tenth Series Bonds stipulated by JASDEC shall be JPY 230,000 (and consumption tax and local consumption tax).  At the due date for payment of the NOF Tenth Series Bonds, the Investment Corporation has already paid the above-mentioned fees to the General Administrator for the NOF Tenth Series Bonds by receipt from such General Administrator for the NOF Tenth Series Bonds of the amount calculated by excluding such fees from the monies paid in for the NOF Tenth Series Bonds.  In addition, the fee for new records for the NOF Tenth Series Bonds is to be paid to JASDEC through Sumitomo Mitsui Banking Corporation, the fiscal agent of the Investment Corporation.  Consumption tax and local consumption tax imposed on the fees prescribed above shall be borne by the Investment Corporation, separately from such fees themselves, and a portion of the above-mentioned fees to be paid by the Investment Corporation to the General Administrator for the NOF Tenth Series Bonds (JPY 11,000,000) and consumption tax and local consumption tax imposed thereon shall be paid to the person who paid the principal and interest of the NOF Tenth Series Bonds to the bondholders of the NOF Tenth Series Bonds, through Sumitomo Mitsui Banking Corporation, the fiscal agent for the NOF Tenth Series Bonds, pursuant to JASDEC’s Business Regulations and other relevant regulations.

J.	Name and Address of General Administrator regarding the First Series Unsecured Investment Corporation Bonds of the Former Nomura Real Estate Residential Fund, Inc. (Ranking Pari Passu with Specified Investment Corporation Bonds) (the “NRF First Series Bonds” in Attachment 1J) (the “General Administrator for the NRF First Series Bonds” in Attachment 1J); Outline of General Administration Agreement to be Executed by the Investment Corporation with the General Administrator for the NRF First Series Bonds

1	Name and Address
The Bank of Tokyo-Mitsubishi UFJ, Ltd.
2-7-1 Marunouchi, Chiyoda-ku, Tokyo

2	Outline of General Administration Agreement
(1)	Contents of Services to be Commissioned
(i)	Notification to JASDEC of issue information
(ii)	Submission of the Terms and Conditions of Investment Corporation Bonds for the NRF First Series Bonds to JASDEC
(iii)	Notification to JASDEC of the fee rate for the fee relating to principal and interest payments determined by the Investment Corporation (the “Principal and Interest Payment Fee”)
(iv)	Confirmations and approvals of information on new records received from JASDEC
(v)	Receipt of monies paid in for the NRF First Series Bonds and transmission to JASDEC of notices for completion of funds transfer
(vi)	Notification to JASDEC of amount of interest per single currency of the NRF First Series Bonds
(vii)	Notification to JASDEC if there is a change in the issue information of the NRF First Series Bonds
(viii)	Confirmation of data on requests for principal and interest as between JASDEC and transmission to JASDEC of notices approving or disapproving details of request for principal and interest
(ix)
Service of distributing the Principal and Interest Payment Fee to the Direct Account Management Institution (which means “Direct Account Management Institution” as defined in JASDEC’s Business Regulations)

(x)	Receipt of notification from JASDEC in the case where redemption by purchase of the NRF First Series Bonds is carried out by the Investment Corporation
(xi)	Services relating to the preparation and keeping of investment corporation bonds registers of the NRF First Series Bonds and other such services relating to investment corporation bonds registers
(xii)	Preparation of investment corporation bonds ledger

(xiii)	Payment of interest income tax in accordance with the Act on Special Measures Concerning Taxation
(xiv)	Services relating to redemption by purchase

(2)	Term of Agreement
        This Agreement does not provide for any term of agreement.

(3)	Termination prior to Expiry of Term of this Agreement
There will not be any provision regarding termination during the agreement term.

(4)	Amendment to this Agreement
Whenever it becomes necessary to change the content of the agreement, the parties shall enter into such written agreement.

(5)	Amount of Fees to be Paid to the General Administrator for the NRF First Series Bonds and Time and Method of Payment

The fees regarding the issuance services, etc. for the NRF First Series Bonds that are to be paid by the Investment Corporation to the Genera Administrator for the NRF First Series Bonds shall be JPY 10,750,000 (and consumption tax and local consumption tax) and the fee for new records for the NRF First Series Bonds stipulated by JASDEC shall be JPY 220,000 (and consumption tax and local consumption tax).  At the due date for payment of the NRF First Series Bonds, the Investment Corporation has already paid the above-mentioned fees to the General Administrator for the NRF First Series Bonds by receipt from such General Administrator for the NRF First Series Bonds of the amount calculated by excluding such fees from the monies paid in for the NRF First Series Bonds.  In addition, the fee for new records for the NRF First Series Bonds is to be paid to JASDEC through The Bank of Tokyo-Mitsubishi UFJ, Ltd., the fiscal agent of the Investment Corporation.

K.
Name and Address of General Administrator regarding the Second Series Unsecured Investment Corporation Bonds of the Former Nomura Real Estate Residential Fund, Inc. (Ranking Pari Passu with Specified Investment Corporation Bonds) (the “NRF Second Series Bonds” in Attachment 1K) (the “General Administrator for the NRF Second Series Bonds” in Attachment 1K); Outline of General Administration Agreement to be Executed by the Investment Corporation with the General Administrator for the NRF Second Series Bonds

1	Name and Address
Sumitomo Mitsui Banking Corporation
1-1-2 Marunouchi, Chiyoda-ku, Tokyo

2	Outline of General Administration Agreement
(1) Contents of Services to be Commissioned
(i)	Payment to the Investment Corporation of monies of the NRF Second Series Bonds
(ii)	Services relating to the preparation of investment corporation bonds registers and other such services relating to investment corporation bonds registers
(iii)	Preparation of investment corporation bonds ledger
(iv)	Service relating to keeping of investment corporation bonds registers and other such services relating to investment corporation bonds registers
(v)	Payment of interest income tax in accordance with the Act on Special Measures Concerning Taxation
(vi)	Services relating to redemption by purchase of the NRF Second Series Bonds
(vii)	Management of investment corporation bonds ledger
(viii)	Notification to JASDEC of issue information such as the amount of interest per single currency of the NRF Second Series Bonds
(ix)	Delivery of the Terms and Conditions of Investment Corporation Bonds to JASDEC
(x)	Approvals of information on new records and confirmations of new records regarding the NRF Second Series Bonds
(xi)
Receipt of monies paid in for the NRF Second Series Bonds from the financial instruments business operator who has become an underwriter of the NRF Second Series Bonds and notices to JASDEC for completion of funds payment

(xii)	Handling of the fee for new records for the NRF Second Series Bonds
(xiii)	Notices to JASDEC for the items that are required to be notified by the payment agent, among issue information of the NRF Second Series Bonds
(xiv)
Acquisition from JASDEC of the billing information regarding the  principal redemption and interest payment of the NRF Second Series Bonds (the “Information regarding Details of Request for Principal and Interest”)

(xv)	Acquisition from JASDEC of the distribution information regarding the principal redemption and interest payment of the NRF Second Series Bonds (the “Information on Expected Settlement Amounts”)
(xvi)	Confirmations of the Information regarding Details of Request for Principal and Interest and the Information on Expected Settlement Amounts
(xvii)
If the principal redemption and interest payment of the NRF Second Series Bonds is to be paid by the Investment Corporation – Notification of the Information on Expected Settlement Amounts to the cash settlement company

(xviii)	Services relating to the payment of principal and interest of the NRF Second Series Bonds
(xix)
Handling of the Principal and Interest Payment Fee that was separately notified in writing by the Investment Corporation to the General Administrator for the NRF Second Series Bonds with respect to the NRF Second Series Bonds

(xx)	Services relating to redemption by purchase of the NRF Second Series Bonds

(2)	Term of Agreement This Agreement does not provide for any term of agreement.

(3)	Termination prior to Expiry of Term of this Agreement There will not be any provision regarding termination during the agreement term.

(4)	Amendment to this Agreement Whenever it becomes necessary to change the content of the agreement, the parties shall enter into such written agreement.

(5)	Amount of Fees Payable to the General Administrator for the NRF Second Series Bonds and Time and Method of Payment

The fees to be paid by the Investment Corporation to the General Administrator for the  NRF Second Series Bonds shall be JPY 10,750,000 (and consumption tax and local consumption tax) and the fee for new records for the NRF Second Series Bonds stipulated by JASDEC shall be JPY 220,000 (and consumption tax and local consumption tax).  At the due date for payment of the NRF Second Series Bonds, the Investment Corporation has already paid the above-mentioned fees to the General Administrator for the NRF Second Series Bonds by receipt from such General Administrator for the NRF Second Series Bonds of the amount calculated by excluding such fees from the monies paid in for the NRF Second Series Bonds.  In addition, the fee for new records for the NRF Second Series Bonds is to be paid to JASDEC through Sumitomo Mitsui Banking Corporation, the fiscal agent of the Investment Corporation.

L.
Name and Address of General Administrator regarding the First Series Unsecured Investment Corporation Bonds of the Former Nomura Real Estate Master Fund, Inc. (Ranking Pari Passu with Specified Investment Corporation Bonds) (the “NMF First Series Bonds” in Attachment 1L) (the “General Administrator for the NMF First Series Bonds” in Attachment 1L); Outline of General Administration Agreement to be Executed by the Investment Corporation with the General Administrator for the NMF First Series Bonds

1	Name and Address
The Bank of Tokyo-Mitsubishi UFJ, Ltd.
2-7-1 Marunouchi, Chiyoda-ku, Tokyo

2	Outline of General Administration Agreement
(1)	Contents of Services to be Commissioned
(i)	Notification to JASDEC of issue information
(ii)	Submission of the Terms and Conditions of Investment Corporation Bonds for the NMF First Series Bonds to JASDEC
(iii)	Notification to JASDEC of the fee rate for the fee relating to principal and interest payments determined by the Investment Corporation (the “Principal and Interest Payment Fee”)
(iv)	Confirmations and approvals of information on new records received from JASDEC
(v)	Receipt of monies paid in for the NMF First Series Bonds and transmission to JASDEC of notices for completion of funds transfer
(vi)	Notification to JASDEC of amount of interest per single currency of the NMF First Series Bonds
(vii)	Notification to JASDEC if there is a change in the issue information of the NMF First Series Bonds
(viii)	Confirmation of data on requests for principal and interest as between JASDEC and transmission to JASDEC of notices approving or disapproving details of request for principal and interest
(ix)
Service of distributing the Principal and Interest Payment Fee to the Direct Account Management Institution (which means “Direct Account Management Institution” as defined in JASDEC’s Business Regulations)

(x)	Receipt of notification from JASDEC in cases where redemption by purchase of the NMF First Series Bonds is carried out by the Investment Corporation
(xi)	Services relating to the preparation and keeping of investment corporation bonds registers of the NMF First Series Bonds and other such services relating to investment corporation bonds registers

(xii)	Preparation of investment corporation bonds ledger
(xiii)	Payment of interest income tax in accordance with the Act, etc., on Special Measures Concerning Taxation
(xiv)	Services relating to redemption by purchase of

(2)	Term of Agreement
        This Agreement does not provide for any term of agreement.

(3)	Termination prior to Expiry of Term of this Agreement
There will not be any provision regarding termination during the agreement term.

(4)	Amendment to this Agreement
Whenever it becomes necessary to change the content of the agreement, the parties shall enter into such written agreement.

(5)	Amount of Fees to be Paid to the General Administrator for the NMF First Series Bonds and Time and Method of Payment

The fees paid by the Investment Corporation to the General Administrator for the NMF First Series Bonds shall be JPY 9,500,000 (and consumption tax and local consumption tax) and the fee for new records for the NMF First Series Bonds stipulated by JASDEC shall be JPY 140,000 (and consumption tax and local consumption tax).  At the due date for payment of the NMF First Series Bonds, the Investment Corporation has already paid the above-mentioned fees to the General Administrator for the NMF First Series Bonds by receipt from such General Administrator for the NMF First Series Bonds of the amount calculated by excluding such fees from the monies paid in for the NMF First Series Bonds.  In addition, the fee for new records for the NMF First Series Bonds is to be paid to JASDEC through The Bank of Tokyo-Mitsubishi UFJ, Ltd., the fiscal agent of the Investment Corporation.

M.
Name and Address of General Administrator to Perform Issuance Services, Redemption Services, and Cash Settlement Services regarding the Short-Term Investment Corporation Bonds (the “Agent for Issuance Services, etc. for the Short-Term Investment Corporation Bonds” in Attachment 1M); Outline of General Administration Agreement to be Executed by the Investment Corporation with the Agent for Issuance Services, etc. for the Short-Term Investment Corporation Bonds

1	Name and Address
The Bank of Tokyo-Mitsubishi UFJ, Ltd.
2-7-1 Marunouchi, Chiyoda-ku, Tokyo

2	Outline of General Administration Agreement
(1)	Contents of Services to be Commissioned
(i)	Services relating to procedures in relation to JASDEC for the fee for new records and incidental procedures relating to the same
(ii)
Services relating to procedures in relation to JASDEC from after payment of the price in respect of issuance of the Short-Term Investment Corporation Bonds to deletion of such Short-Term Investment Corporation Bonds and identical procedures relating to the same

(iii)	Receipt of funds, and deposit of the funds received, in respect of issuance of the Short-Term Investment Corporation Bonds
(iv)	Withdrawal of funds to be paid, and execution of the payment, in respect of redemption of the Short-Term Investment Corporation Bonds

(2)	Term of Agreement

The effective term of the General Administration Agreement shall be from April 15, 2008 to April 14, 2009 and if neither of the parties indicates a contrary intention in writing 1 month before the expiration of the term, the agreement shall take further effect for an additional period of 1 year, and the same shall apply to subsequent periods.

(3)	Termination prior to Expiry of Term of this Agreement
There will not be any provision regarding termination during the agreement term.

(4)	Amendment to this Agreement
Whenever it becomes necessary to change the content of the agreement, the parties shall enter into such written agreement.

(5)	Amount of Fees to be Paid to the Agent for Issuance Services, etc. for the Short-Term Investment Corporation Bonds and Time and Method of Payment

The fees to be paid by the Investment Corporation to the Agent for Issuance Services, etc. for the Short-Term Investment Corporation Bonds are as follows and the fees are to be paid by the Investment Corporation on the 20th day of the month subsequent to the relevant month  ・ Fee for issuing agency:  JPY 5,000 per issue at the issuance

・	Fee for paying agency:	JPY 5,000 per issue for 1 redemption (application unit in respect of redemption). However, in the case where one issue of over 5 units will be separately redeemed, the fee for the paying agency shall be JPY 25,000.
・	Fee for establishing the intraday liquidity framework:	one-365th of the amount calculated by multiplying the redemption amount by the liquidity costs
・	Fee for cash settlement:	Not applicable (The fee is to be included in the fee for the issuing agency and the fee for the paying agency)
・	Fee for the Japan Securities Depository Center, Inc.:	Actual cost

N.
Name and Address of General Administrator to Perform Services relating to Handling of Private Offering regarding the Short-Term Investment Corporation Bonds (the “Agent for Handling of Private Offering for the Short-Term Investment Corporation Bonds” in Attachment 1N.); Outline of General Administration Agreement to be Executed by the Investment Corporation with the Agent for Handling of Private Offering for the Short-Term Investment Corporation Bonds

1	Name and Address
The Bank of Tokyo-Mitsubishi UFJ, Ltd.
2-7-1 Marunouchi, Chiyoda-ku, Tokyo

2	Outline of General Administration Agreement
(1)	Contents of Services to be Commissioned Services relating to Handling of Private Offering

(2)	Term of Agreement

The effective term of the General Administration Agreement shall be from April 15, 2008 to April 14, 2009 and if neither of the parties provides notification otherwise 3 months before the expiration of the term, the agreement will be automatically renewed for another 1 year and the same shall apply to subsequent periods.

(3)	Termination prior to Expiry of Term of this Agreement

In the cases where the Agent for Handling of Private Offering for the Short-Term Investment Corporation Bonds determines that any of the following causes is applicable, this Agreement may, upon the giving of notice to the Investment Corporation, be immediately terminated.

(1)
Occurrence of, or the possibility of occurrence of, financial, currency exchange, political or economic fluctuations, at home or abroad, which has a serious effect on the solicitation of an offer for acquisition of the Short-Term Investment Corporation Bonds

(2)
If the Investment Corporation is in breach of any provision of this Agreement and even though the Investment Corporation has received notice of such breach, the Investment Corporation does not take any corrective action.

(3)
Occurrence of, or the possibility of occurrence of, circumstances regarded as force majeure, which would give rise to impossibility of performance or remarkable hardship in performance of the agreement.

(4)	Amendment to this Agreement
Whenever it becomes necessary to change the content of the agreement, the parties shall enter into such written agreement.

(5)	Amount of Fees to be Paid to the Agent for Handling of Private Offering for the Short-Term Investment Corporation Bonds and Time and Method of Payment

The fees to be paid by the Investment Corporation to the Agent for Handling of Private Offering for the Short-Term Investment Corporation Bonds is an amount separately agreed on between the Investment Corporation and the Agent for Handling of Private Offering for the Short-Term Investment Corporation Bonds, which shall not exceed JPY 25,000,000 annually.

—End of Attachment 1—

Attachment 2

Name and Address of Initial Asset Management Company (the “Asset Management Company” in Attachment 2), and Outline of Agreement to be Executed by the Investment Corporation with the Asset Management Company

1	Name and Address
Nomura Real Estate Asset Management Co., Ltd.
8-5-1, Nishi-Shinjuku, Shinjuku-ku, Tokyo

2	Outline of Asset Management Agreement
(1)	Contents of Services to be Entrusted
(i)	Services relating to the management of the Investment Corporation’s assets (assets that are the targets of such management shall be hereinafter referred to as the “Managed Assets” in Attachment 2);
(ii)	Services relating to the Investment Corporation’s funding and financing;
(iii)	Services to report to or for the Investment Corporation on the status of the Managed Assets;
(iv)	Services to formulate a management plan relating to the Managed Assets;
(v)	Other services entrusted by the Investment Corporation from time to time; and
(vi)	Services that are incidental or relevant to the services provided for in (i) through (v) above

(2)	Term of Agreement

This Agreement becomes effective as of the date on which the Investment Corporation is registered as an investment corporation under Article 189 of the Investment Trust Act and the term of this agreement shall be one (1) year commencing on such effective date; provided, however, that unless otherwise notified by either party in writing at least three (3) months prior to the expiry of the effective term, this Agreement shall be automatically renewed for one (1) year under the same terms and conditions of the previous term, and the foregoing shall apply thereafter.

(3)	Termination prior to Expiry of Term of this Agreement
(i)
The Investment Corporation or the Asset Management Company may, upon approval at a general meeting of unitholders (or permission from the Prime Minister as an alternative) in the case of the Investment Corporation, or upon consent of the Investment Corporation in the case of the Asset Management Company, terminate this Agreement by giving a three (3) months’ prior notice to the counterparty of the termination thereof.

(ii)	Notwithstanding (i) above, the Investment Corporation may terminate this Agreement upon a resolution of the Board of Directors if the Asset Management Company falls under any of the following events:
(a)	The Asset Management Company infringes any of the obligations in performing its duties or fails to perform its duties; or
(b)
The Asset Management Company will no longer be able to be further entrusted the services relating to the management of the assets due to the critical circumstances other than the case listed in (a) above.

(iii)
The Investment Corporation must terminate this Agreement if the Asset Management Company falls under any of the following events.  In this case, the Asset Management Company shall agree upon the termination of this Agreement.

(a)	The Asset Management Company has no longer been a financial instruments business operator as set forth in each item of Article 199 of the Investment Trust Act;
(b)	The Asset Management Company falls under any of each item of Article 200 of the Investment Trust Act; or
(c)	The Asset Management Company is dissolved.

(4)	Amendment to this Agreement
This Agreement may be amended upon the written agreement by and between the Investment Corporation and the Asset Management Company, and in compliance with laws and regulations.

(5)	Amount of Fees to be Paid to the Asset Management Company and Time and Method of Payment
(i)
As the consideration for the entrusted services conducted by the Asset Management Company, the Investment Corporation shall pay the following service fees to the Asset Management Company in accordance with the method and at the time as set forth below.  The Investment Corporation shall not pay to the Asset Management Company the agency or brokerage fees as set forth in the Building Lots and Buildings Transaction Business Act.

(a)	Management Fee

Management Fee shall be the amount calculated by multiplying (a) the total assets of the Investment Corporation determined by the method specified below by (b) 0.6% per annum for the period from the day after the Investment Corporation’s immediately preceding Settlement Date until the last day of the third month following such Settlement Date (“Calculation Period 1”) and for the period from the day after the final day of Calculation Period 1 until the next Settlement Date (“Calculation Period 2”) (pro rata daily amounts shall be calculated on the basis of 365 days per year; amounts less than one yen shall be rounded down).

Total Assets in Calculation Period 1

The total amount of assets indicated on the Investment Corporation’s balance sheet as of the Settlement Date of the Investment Corporation’s immediately preceding Fiscal Period (limited to the balance sheet approved at the meeting of the Board of Directors in accordance with the Article 131, Paragraph 2 of the Investment Trust Act) (provided, however, that an amount equivalent to unamortized goodwill shall be deducted).

Total Assets in Calculation Period 2

The total amount of assets indicated in Calculation Period 1, plus or minus difference of the total acquisition price (meaning the purchase price in a case of purchase, the price of the asset acquired by way of exchange provided in the exchange agreement in a case of exchange (the amount after the deduction of the compressed amount, if compressed entry is made), the contribution amount in a case of capital contribution, and the amount of assets recognized with respect to the property (excluding ancillary expenses) in accordance with the Accounting Standards for Business Combination (kigyo ketsugo ni kansuru kaikei kijun) in a case of merger; excluding national and local consumption taxes required for acquisition of buildings, hereinafter the same in this Item and the following Item) of acquired specified assets, and the total book value of the disposed specified assets indicated on the Investment Corporation’s balance sheet as of the Settlement Date of the Investment Corporation’s immediately preceding Fiscal Period (limited to the balance sheet approved at the meeting of the Board of Directors in accordance with the Article 131, Paragraph 2 of the Investment Trust Act), if the Investment Corporation acquired or disposed of specified assets as specified in Article 29, Paragraph 1 during Calculation Period 1.

Fees for Calculation Period 1 shall be paid by the last day of Calculation Period 1 and fees for Calculation Period 2 shall be paid by the last day of Calculation Period 2.

Notwithstanding the foregoing, with regard to the first Fiscal Period, (A) the period of “Calculation Period 1” shall be replaced with the period from the date of incorporation of the Investment Corporation until the last day of the second month following the same date, and the period of “Calculation Period 2” shall be replaced with the period from the day after the final day of the “Calculation Period 1” until the Settlement Date of the first Fiscal Period, (B) the total assets in the “Calculation Period 1” shall be the amount derived by replacing the total amount of assets indicated on the Investment Corporation’s balance sheet as of the Settlement Date of the immediately preceding Fiscal Period with the amount, relating to the assets succeeded from Nomura Real Estate Master Fund through the consolidation-type merger among Nomura Real Estate Master Fund, Nomura Real Estate Office Fund, Inc. and Nomura Real Estate Residential Fund, Inc. (the “Merger”), derived by adding or subtracting, in the same manner as the “Calculation Period 2”, to or from the total amount of assets indicated on Nomura Real Estate Master Fund, Inc.’s balance sheet as of the Settlement Date of the immediately preceding Fiscal Period ended before the date of incorporation of the Investment Corporation (limited to the balance sheet approved at the meeting of the Board of Directors in accordance with Article 131, Paragraph 2 of the Investment Trust Act), with respect to acquisition or disposition of specified assets by Nomura Real Estate Master Fund, Inc. after such Settlement Date and before the date of incorporation of the Investment Corporation, and (C) the total amount of assets in the “Calculation Period 2” shall be derived by replacing the total assets in the “Calculation Period I” with the amount as (B) above, and, with respect to the assets succeeded from Nomura Real Estate Office Fund, Inc. and Nomura Real Estate Residential Fund, Inc. through the Merger, the sum of the amount recorded as assets (not including incidental expenses) based on the Accounting Standard for Business Combinations shall be included as the acquisition price of the specified assets acquired during the period of the “Calculation Period 1”, and replacing, with respect to the specified assets disposed of, the total book value on the balance sheet as of the Settlement Date of the immediately preceding Fiscal Period with the sum of (I) in the case of the assets succeeded from the Nomura Real Estate Master Fund, the book value on Nomura Real Estate Master Fund, Inc.’s balance sheet as of the Settlement Date of the immediately preceding Fiscal Period ended before the date of incorporation of the Investment Corporation (limited to the balance sheet approved at the meeting of the Board of Directors in accordance with Article 131, Paragraph 2 of the Investment Trust Act), (II) in the case of the other assets succeeded upon the Merger, the amount reported as assets (not including incidental expenses) relating to such assets based on the Accounting Standard for Business Combinations and (III) in the case of the assets acquired after the Merger, the acquisition price thereof, respectively.

(b)	Acquisition Fee

If the Investment Corporation acquired specified assets as specified in Article 29, Paragraph 1, the Investment Corporation shall pay Acquisition Fee in the amount obtained by multiplying the acquisition price by a rate separately agreed upon between the Investment Corporation and the Asset Management Company, which rate shall be up to 1.0% (0.5%, if the acquisition is from a related party defined in the Article 201, Paragraph 1 of the Investment Trust Act or a company etc. for which a related party provides the asset management or investment advisory service).

With respect to the succession of the specified assets due to the Merger, Acquisition Fee is the amount obtained by multiplying the acquisition price by a rate separately agreed upon between the Investment Corporation and the Asset Management Company, which rate shall be up to 0.5%.

Acquisition Fees shall be paid by the last day of the month following the month in which the specified asset was acquired (the month to which the effective date of merger or the date of incorporation of the investment corporation belongs, in a case of merger).

(c)	Disposition Fee

If the Investment Corporation disposed of specified assets as specified in Article 29, Paragraph 1, the Investment Corporation shall pay Disposition Fee in the amount obtained by multiplying the disposition price (meaning the disposition price in a case of sale, and the price of the asset disposed of by way of exchange provided in the exchange agreement in a case of exchange; excluding national and local consumption taxes required for disposition of buildings, hereinafter the same in this Item) by a rate separately agreed upon with the Asset Management Company, which rate shall be up to 1.0% (0.5%, if the disposition is to a related party defined in the Article 201, Paragraph 1 of the Investment Trust Act or a company etc. for which a related party provides the asset management or investment advisory service).

Disposition Fees shall be paid by the last day of the month following the month in which the specified asset was disposed of.

(ii)
When paying asset management fees, the Investment Corporation shall also bear an amount equivalent to all national and local consumption taxes applicable to those fees and the Investment Corporation shall pay an amount equal to the asset management fees to be paid plus the applicable national and local consumption taxes by electronic bank transfer (all transfer fees and all national and local consumption taxes applicable to those fees shall be borne by the Investment Corporation) or by remittance to a bank account designated by Asset Management Company.

(6)	Details of Provisions concerning Re-outsourcing of Part relating to Management of Assets

The Asset Management Company may entrust to any third party part of the services relating to the management of the Managed Assets of the Investment Corporation, which is entrusted by the Investment Corporation, by obtaining a prior written consent of the Investment Corporation; provided, however, that the Asset Management Company may not entrust to any third party all of such services.

—End of Attachment 2—

Attachment 3

Name and Address of Initial Custodian to Conduct Custody of Assets (the “Custodian” in Attachment 3); Outline of Agreement to be Executed by the Investment Corporation with the Custodian

1	Name and Address
Sumitomo Mitsui Trust Bank, Limited
1-4-1, Marunouchi, Chiyoda-ku, Tokyo

2	Outline of Asset Custody Agreement
(1)	Contents of Services to be Entrusted (the “Entrusted Services” in Attachment 3)
(i)	Asset custody;
(ii)	Cash management; and
(iii)	Any services ancillary to the services stated in (i) and (ii) above.

(2)	Term of Agreement
(i)	The effective term of this Agreement shall be as follows:
(a)	Commencement Date: The effective date of this Agreement (the date on which obtains registration by the Prime Minister pursuant to Article 187 of the Investment Trust Act)
(b)	Expiry Date: The date on which five (5) years have passed since the date of listing of the Investment Corporation
(ii)
Unless otherwise notified by either the Investment Corporation or the Custodian in writing at least three (3) months prior to the expiry of the effective term prescribed in (i) above, this Agreement shall be automatically renewed for one (1) year under the same terms and conditions of the previous term, and the foregoing shall apply thereafter.

(3)	Termination prior to Expiry of Term of this Agreement
(i)
If any of the events set forth below occurs, this Agreement shall be terminated.  Both the Investment Corporation and the Custodian shall not prevent the other party from claiming the outstanding receivables under this Agreement after the termination of this Agreement.

(a)
If the termination of this Agreement is agreed in writing between the parties, subject to the approval of the Board of Directors of the Investment Corporation.  In such case, this Agreement shall become invalid from the time agreed and designated by both parties.

(b)
If either party breaches this Agreement and such breach is not remedied even after a demand for remedy is given, and if a written notice of termination is given by the non-breaching party, this Agreement shall terminate on the date designated in such termination notice; provided, however, that the termination by the Investment Corporation shall be subject to the approval by the Board of Directors.

(c)
If a petition for the commencement of insolvency proceedings, commencement of civil rehabilitation proceedings, commencement of corporate reorganization proceedings or commencement of special liquidation proceedings is filed against either party or the transactions with banks are suspended by a clearing house and a written termination notice is given by the other party, this Agreement shall terminate on the date designated in such termination notice.

(ii)
If either the Investment Corporation or the Custodian falls under any of (a) through (f) below (including cases where the Investment Corporation’s executive directors or supervisory officers or the Custodian’s directors, executive officers or auditors (the “Officers” in (2)) fall under any of (a) through (f) below) or is found to have made a false report on the representations and warranties below, and receives a notice of termination in writing from the other party, this Agreement will terminate on the date designated in the termination notice.

Description
(Representations and Warranties)

The Investment Corporation and the Custodian respectively represents and warrants that as of the date of this Agreement the Investment Corporation and Officers are not, and will not be, any of (a) through (f) below:

(a)	an organized crime group (boryokudan)
(b)	a member of an organized crime group (boryokudan in)
(c)	a sub member of an organized crime group (boryokudan junkoseiin)
(d)	a corporation related to an organized crime group (boryokudan kankeikigyo)
(e)
a racketeer attempting to extort money from a company by threatening to cause trouble at the general stockholders' meeting (soukaiya), a racketeer attempting to extort money from a company by advocating social causes (shakaiundo tou hyobo goro), special intelligence organized crime group (tokushu chino boryoku shudan tou)

(f)	any other person equivalent to any of (a) through (e) above.

(4)	Amendment to this Agreement
(i)	The contents of this Agreement may be amended in writing by an agreement between both parties, subject to the approval of the Board of Directors of the Investment Corporation.
(ii)	The amendment set forth in (i) above shall be made in compliance with the Articles of Incorporation of the Investment Corporation and laws, regulations and rules, including the Investment Trust Act.

(5)	Amount of Fees to be Paid to the Custodian and Time and Method of Payment
(i)
As the consideration for the Entrusted Services, the Investment Corporation shall pay the Custodian the amount equivalent to the service fees calculated pursuant to the Schedule (Asset Custody Services) attached hereto and the consumption tax and local consumption tax thereon.

(ii)
The Custodian shall, in every three (3)-month period ending on the last day of February, May, August and November of each year, calculate the amount equivalent to the service fees calculated pursuant to (i) above and the consumption tax and local consumption tax thereon, and charge the Investment Corporation for such amount.  The Investment Corporation shall pay such amount by remittance into the bank account designated by the Custodian (The Investment Corporation shall assume the bank transfer fee and the consumption tax and local consumption tax on such fee.) by the last day (if that day falls under a bank holiday, the immediately preceding business day) of the month immediately following the month of the receipt of the bill.

(iii)
If the fees stated in (i) above becomes inappropriate due to fluctuations in the economic situation or the change in circumstances of either or both of the parties, the Investment Corporation and the Custodian may change such fees upon mutual consultation.

Schedule (Asset Custody Services)

The amount of the service fee shall be the amount as calculated upon consultation between the Investment Corporation and the Custodian according to the asset composition, and shall not be more than the total amount of monthly service fee calculated by the following relevant formulae:

1.	Monthly service fee of the Custodian concerning the first Fiscal Period of the Investment Corporation
Monthly service fee	“The amount of total assets in the approved balance sheet of Nomura Real Estate Master Fund, Inc. as of the Settlement Date for the Fiscal Period ending August 31, 2015” × 0.03% / 12

2.	Monthly service fee of the Custodian concerning the second and following Fiscal Periods of the Investment Corporation
Monthly service fee	“The amount of total assets in the approved balance sheet of the Investment Corporation as of the Settlement Date for the immediately preceding Fiscal Period” × 0.03% / 12

3.
With respect to the calculation pursuant to 1 and 2 above, the monthly service fee for any month in which the number of days the Custodian provides its services is less than a full month shall be calculated on a pro-rata basis, based on the actual number of days that the Custodian provides its services out of the total number of days during the relevant month.  In addition, any fraction less than one (1) yen that arise in the amount of the monthly service fee calculated based on the above formulae shall be truncated.

—End of Attachment 3—

[Translation]

Schedule 3

Details of financial statements, asset management reports, and financial statements of cash distributions pertaining to the most recent fiscal period of Nomura Real Estate Master Fund, Inc.

I. Asset Management Report

II. Balance Sheets

III. Statements of Income and Retained Earnings

IV. Statements of Changes in Net Assets

V. Notes to Financial Statements

VI. Statements of Cash Distributions

VII. Statements of Cash Flows (Reference information)

Reference Materials 3

The asset management report, financial statements, and statement of Cash Distributions for the final fiscal period of Nomura Real Estate Master Fund, Inc.

Asset Management Report
Balance Sheets
Statements of Income and Retained Earnings
Statements of Changes in Net Assets
Notes to financial statements
Statement of Cash Distributions
Statement of Cash Flow (Reference information)

Ⅰ．Asset Management Report
1．Overview of Asset Management
(1) Management Status, etc. of Investment Corporation
Fiscal Period		1st
		From: October 1, 2015 To: February 29, 2016
Operating revenue	million yen	24,313
Of which, property leasing operating revenue	million yen	24,312
Operating expenses	million yen	17,830
Of which, property leasing operating expenses	million yen	11,546
Operating income	million yen	6,483
Ordinary income	million yen	4,050
Net income	million yen	4,048
Total assets	million yen	928,297
(PoP)%		-
Interest-Bearing Debts	million yen	403,164
Net assets	million yen	477,601
(PoP)%		-
Unitholders’ capital	million yen	161,120
Total number of investment units issued and outstanding	units	3,722,010
Net assets per unit	yen	128,318
Total amount of distribution	million yen	8,259
Distribution per unit	yen	2,219
Of which, distribution of earnings per unit	yen	317
Of which, distribution in excess of earnings per unit	yen	1,902
Ratio of ordinary income to total assets (Note 1)%		0.4
Annualized (Note 2)%		1.0
ROE (Note 3)%		0.8
Annualized (Note 2)%		2.0
Equity ratio at end of period (Note 4)%		51.4
(PoP)%		-
LTV (Loan-to-Value) (Note 5)%		43.4
Number of days of management	days	152
Payout ratio (Note 6)%		29.1
Number of investment properties at end of period	properties	261
Total leasable floor space at end of period	m2	1,658,140.97
Number of tenants at end of period	contracts	1,329
Occupancy rate at end of period	%	98.9
Depreciation	million yen	3,471
Capital expenditures	million yen	2,335
Property leasing NOI (Net Operating Income) (Note 7)	million yen	16,237
FFO (Funds from Operation) (Note 8)	million yen	9,222
FFO per unit (Note 9)	yen	2,477
(Note 1)	Ratio of ordinary income to total assets = Ordinary income ÷ [(Total assets at beginning of period + Total assets at end of period) ÷ 2] × 100
(Note 2)	“ROA” and “ROE” are annualized using the following number of operating days. 152 days (from October 1, 2015 to February 29, 2016)
(Note 3)	ROE = Net income/[( Net assets at beginning of period + Net assets at end of period)÷2]×100
(Note 4)	Equity ratio at end of period = Net assets at end of period ÷ Total assets at end of period × 100
(Note 5)	LTV (Loan-to-Value) = Interest-Bearing Debts / Total Assets × 100
(Note 6)	Payout ratio is calculated with the method below and rounded to the first decimal place.
Payout ratio = Total amount of distribution (excluding distribution in excess of earnings) ÷ Net income × 100
Payout ratio is 204.0% when calculated with the following calculation formula: payout ratio = total amount of distribution (including distribution in excess of earnings) ÷ net income × 100
(Note 7)	Property leasing NOI (net operating income) = Property leasing operating revenue − Property leasing operating expenses + Depreciation
(Note 8)	FFO (funds from operations) = Net income + Depreciation + Amortization of investment corporation bond issuance costs + Amortization of goodwill + Impairment loss
(Note 9)	FFO per unit = FFO ÷ Total number of investment units issued and outstanding

(2) Period’s Developments in Management of Assets
NMF was established on October 1, 2015 through the consolidation type merger of the former Nomura Real Estate Master Fund, Inc. (hereinafter the “former NMF”), Nomura Real Estate Office Fund, Inc. (hereinafter “NOF”) and Nomura Real Estate Residential Fund, Inc. (hereinafter “NRF”), and listed its investment securities (TSE code: 3462) on the Real Estate Investment Trust Section of the Tokyo Stock Exchange on October 2 the same year.
NMF adopts the basic policy of investing primarily in real estate and other assets to secure stable income and steady growth of assets under management over the medium to long term. In order to realize this basic policy, NMF adopts an investment strategy that centers on the Greater Tokyo area (Tokyo, Kanagawa, Chiba and Saitama prefectures) which has strong tenant demand while also considering regional diversification through the three major metropolitan areas and cabinet-order designated cities, etc. By combining the “diversified type strategy” in which investments are made in facilities of a variety of sectors such as logistics facilities, retail facilities, offices and residential facilities with the “large-scale REIT strategy” which pursues the effects of diversifying properties and tenants to make the portfolio more stable as well as with the utilization of the “leasing value chain” with the Nomura Real Estate Group, the sponsor, NMF will aim to increase unitholder value by securing stable income and steady growth of assets under management over the medium to long term.
(Note)	“Assets under management” refers to assets that belong to NMF.
Furthermore, “Real estate, etc.” refers to assets defined in Article 29, Paragraph 1 (1) or (2) of NMF’s Articles of Incorporation, and “real estate backed securities” refers to assets defined in Article 29, Paragraph 1 (3) of NMF’s Articles of Incorporation in this report (“Real estate, etc.” and “real estate backed securities” are hereinafter collectively referred to as “real estate related assets.”).
Real estate and the underlying real estate of real estate related assets are together referred to as the “real estate under management” or the “property.”

① Investment Environment and Management Performance
The Japanese economy has continued on its gentle recovery as there are trends of companies and households being cautious in their economic activities backed by the deceleration of the global economy and such. Though there is a possibility of strengthening negative factors, movements towards an economic improvement can be seen coming into 2016 through various measures such as the Bank of Japan’s additional monetary easing measures. Furthermore, the Japanese economy is expected to head towards positive cycles in the medium to long term with the backdrop of the progression of Abenomics and such.
Under such an environment, the J-REIT market has been experiencing inflow of both domestic and foreign investment capital due to expectation for recovery of the Japanese economy and the real estate market. Backed by such favorable financing environment among other factors, there were continuous active property acquisitions accompanying new J-REIT listings and capital increases through public offering by existing J-REITs.
In terms of logistics facilities, as demand from internet mail-orders and apparel industry, which are the driving force of demand, as well as demand from the accompanying third-party logistics (Note) continues to be brisk, demand and supply in the market continues to be tight, also with the addition in recent years of demand accompanying the sophistication of logistics of the food wholesale industry. New demand of a large scale is expected for 2016 onward and there is a possibility that the vacancy rate will rise temporarily but it is forecast that demand for highly functional logistics facilities will be steady and that vacant spaces will gradually be eliminated.
(Note) Third-party logistics (3PL) refers to logistics services outsourced by shippers for part or all of their logistics functions.
Concerning the environment surrounding retail facilities, individual consumption is currently weak such as due to the effects of households being oriented towards thriftiness. The consumer sentiment index (the Cabinet Office’s “Consumer Confidence Survey”) indicates an ongoing gradual recovery from expectations of improving income. An increase of retail sales is expected going forward as the upward trend of real wages solidifies. Moreover, rental demand in major urban zones is strong. This is because the population is flowing into these areas backed by economic expansion and there are strong needs for retailers starting new shops. Stable demand is expected to continue such as with the support of growing inbound demand.
With regard to the office leasing market, while newly supplied properties continue to look for tenants, demand and supply is tightening due to companies seeking to improve locations and specifications or increase floor space, with the backdrop of increasing corporate earnings. While the rent level continues to be increasing at a slow pace due to the impact of the current economic standstill, this gradual recovery is expected to continue going forward supported by demand from companies to increase their spaces.
Concerning the environment surrounding the rental apartment market, the stock and new supply of high-quality rental condominiums in good locations is at a low level while excessive inflow of population into major urban areas continues and so supply is expected to be limited going forward as well due to the rise of land prices, increase of construction costs and intensification of competition with for-sale condominiums and other sectors for acquiring lots. Reflecting such supply/demand conditions, rental condominiums owned by J-REITs continue to have a high occupancy rate of more than 95% overall.
New rents are forecast to follow a gentle upward trajectory for the time being backed by tight supply and demand and an improving income environment.
In the real estate transaction market, there is a sense of overheating in the competition to acquire properties. While the same situation for supply and demand is expected to continue under an accommodative financial environment, if uncertainties of domestic and foreign financial markets and trends of risk avoidance which are currently ongoing become extended, this could lead to lower investor sentiment through changes in the funding environment and so such trends must be watched closely.
Under such circumstances, NMF acquired four properties (NRE Kichijoji Building, GEMS Ichigaya, PROUD FLAT Hatchobori and PROUD FLAT Itabashi Honcho) for ¥9,030 million on October 30, 2015.
As a result, the number of properties held by NMF (excluding an equity interest in a silent partnership) at the end of the fiscal period under review was 261 properties (total acquisition price of ¥792,658 million yen), investment ratio in the Greater Tokyo area accounted for 80.0% and gross leasable area was 1,658,140.97m2. In addition, the occupancy rate of the entire portfolio at the end of the fiscal period under review was stable at a high level of 98.9%.

② Status of Fund Procurement
During the fiscal period under review, NMF refinanced ¥25.2 billion of maturing interest-bearing liabilities (of which ¥15.0 billion are investment corporation bonds) and procured ¥9.3 billion of funds for the acquisition of new properties. As a result, the balance of interest-bearing liabilities was ¥403,164 million and the ratio of interest-bearing liabilities to total assets (LTV) was 43.4% at the end of the fiscal period under review.
The following is the rating obtained by NMF as at the end of the fiscal period under review. The rating is not a rating of NMF investment units. Concerning NMF investment units, there are no credit ratings that credit rating agencies have provided or made available for inspection and there are no credit ratings that credit rating agencies are scheduled to provide or make available for inspection at the request of NMF.

Credit rating agency	Rating description		Note
Japan Credit Rating Agency, Ltd. (JCR)	Long-term issuer rating:	AA	Rating outlook: Stable
Rating and Investment Information, Inc. (R&I)	Rating:	A+	Rating outlook: Stable
Standard & Poor's Financial Services LLC, (S&P)	long-term corporate credit ratings	A	Rating outlook: Stable
	short-term corporate credit ratings	A-1

(3) Increase (Decrease) in Total Number of Investment Units Issued and Outstanding
The following is the increase (decrease) in unitholders’ capital and total number of investment units issued and outstanding during the period from the date of incorporation of NMF through the end of the current fiscal period (February 29, 2016).

Date	Description	Total number of investment units issued and outstanding (units)		Unitholders’ capital (million yen)		Note
		Increase (Decrease)	Balance	Increase (Decrease)	Balance
October 1, 2015	Consolidation type merger	3,722,010	3,722,010	161,120	161,120	(Note)
(Note)
NMF was established as of October 1, 2015 through the consolidation type merger of the former NMF, NOF, and NRF.  At the time of establishment, NMF allocated and issued one unit of NMF for one unit of the former NMF, 3.6 units of NMF for one unit of NOF, and 4.45 units of NMF for one unit of NRF respectively.

[Changes in Investment Securities Price on Exchange]
The following are each fiscal period’s high and low prices (trading prices) on Tokyo Stock Exchange’s Real Estate Investment Trust Market on which the investment securities issued by the Investment Corporation are listed.
Fiscal Period	1st
Settlement of accounts	February 2016
High	165,000 yen
Low	132,800 yen

(4) Distributions, etc. Performance
The performance of distributions, etc. for the 1st fiscal period is as follows:
Fiscal Period		1st From: October 1, 2015 To: February 29, 2016
Total amount of unappropriated retained earnings	thousand yen	4,048,907
Retained earnings carried forward	thousand yen	2,869,030
Total amount of cash distributions	thousand yen	8,259,140
(Distribution per unit )	yen	(2,219)
Of which, total amount of distributions of earnings	thousand yen	1,179,877
(Distribution of earnings per unit)	yen	(317)
Of which, total amount of withdrawal of investments in capital	thousand yen	7,079,263
(Amount of withdrawal of investments in capital per unit )	yen	(1,902)
Of total capital refunds, total distributions from the allowance for temporary difference adjustment	thousand yen	6,137,594
(Of capital refunds per unit, distributions from the allowance for temporary difference adjustment per unit)	yen	(1,649)
Of total capital refunds, total distributions deemed as distributions from capital refunds for tax purposes	thousand yen	941,668
(Of capital refunds per unit, distributions deemed as distributions from capital refunds for tax purposes per unit)	yen	(253)
Concerning distributions for the 1st period, the Fund decided the distribution for each 1 unit will be ¥2,219.
Within the distribution mentioned above, in order to have the maximum amount of distributions of earnings included in deductible expenses by applying special measures for the tax treatment (Article 67-15, Paragraph 1 of the Act on Special Measures Concerning Taxation (Act No. 26 of 1957)), NMF decided to distribute almost the entire amount of income as stipulated in Article 136 Paragraph 1 of the Investment Trust Act, excluding fractions of the earnings distribution per investment unit that are less than 1 yen. Accordingly, NMF declared earnings distribution per investment unit (excluding distributions in excess of earnings) of 317 yen.
In addition to this, in accordance with the distribution policy stipulated in the Articles of Incorporation and in consideration of the impact that costs related to the merger such as amortization costs of goodwill and net assets deductions (that which is described in Article 2 Paragraph 2 (30) (b) of the Calculation Rules for Investment Corporations; together with costs related to the merger such as amortization costs of goodwill to be referred hereafter as “merger-related costs, etc.”) will have on distributions, NMF will distribute the distribution in excess of earnings that it decides with the amount equivalent to the merger-related costs (hereinafter “distribution in excess of earnings”). When implementing distribution in excess of earning, if each period’s distribution of reserve for temporary difference adjustments (that which is stipulated in Article 2 Paragraph 2 (30) (b) of the Calculation Rules for Investment Corporations) is less than the amount of merger-related costs, etc., other distribution in excess of net income will also be implemented.
For the fiscal period under review NMF decided to implement ¥7,079 million of distributions in excess of earnings which is the sum of ¥1,622 million of amortization expenses for goodwill, ¥2,590 million of fees paid to the Asset Management Company for the merger and ¥2,867 million of loss on deferred hedge as well as implement ¥6,137 million of distribution of reserve for temporary difference adjustments and so per unit distribution of reserve for temporary difference adjustments was ¥1,649. In addition, NMF decided to implement ¥941 million of other distribution in excess of net income and so per unit distribution of other distribution in excess of net income was ¥253.

(5) Future Management Policy and Challenges
Following its establishment, NMF formulated and announced its mid- to long-term management strategy in November 2015.
The mid- to long-term management strategy separates the 10 years following NMF’s establishment into three phases (the quality phase, growth phase and master phase) and aims for stable management in the mid to long term through the steady growth of the asset size and establishment of the fund brand. In the quality phase, which is the first phase (up to three to five years after the establishment), NMF will utilize the benefits of being one of Japan’s largest diversified REITs to promote internal growth centering on strategic property replacements (SPRs) and upside sectors (Note) and aim to increase the asset size.
As its first round of SPRs NMF decided to acquire three properties and sell eight properties on March 29, 2016.
(Note) Upside sectors refer to sectors for which an increase of rental revenue can be expected, particularly offices as well as retail facilities in station areas.

(6) Significant Subsequent Events

A. Transfer of the Asset
The fund concluded the sales and purchase agreement with same Tokutei Mokuteki Kaisha on March 30, 2016, after the end of 1st fiscal year end (February 29, 2016) regarding the assets stated below, and concluded the transfer of the assets on April 12, 2016.
Impact on Earning is scheduled to record of transfer profit as Operating Revenues on the 2nd fiscal period (from March 1, 2016 to August 31, 2016).
Property name	Type of Asset	Use	Transfer Price （million yen）	2nd fiscal period Impact on Earnings （million yen）
Central Shintomicho Building	Trust beneficiary interest in mainly real estate	Office	(Note 1)	－
Toho Edogawabashi Building	Real Estate	Office
Toshin Meguro Building	Trust beneficiary interest in mainly real estate	Office
PRIME URBAN Ochiai	Real Estate	Residential
PRIME URBAN Nakano	Real Estate	Residential
PRIME URBAN Ekoda	Real Estate	Residential
PRIME URBAN Urayasu II	Real Estate	Residential
PRIME URBAN Yamahana	Real Estate	Residential
Total			5,350	132
(Note 1)	The purchase price of each property is not disclosed as the assignee’s consent to the disclosure thereof has not been obtained.
(Note 2)
Regarding Toho Edogawabashi Building, PRIME URBAN Nakano and PRIME URBAN Urayasu II, loss on sale of real estate, etc. is recorded as impairment loss in the first fiscal period. For details please refer to “(V. Notes to Financial Statements / Notes to Statement of Income and Retained Earnings) *2. Impairment loss” below.

(Reference)

A. Acquisition of the asset

NMF has acquired the following assets on March 1, 2016.
Type of Asset	Real Estate	Real Estate
Property name	PMO Tamachi	PMO Ginza Hatchome
Location (Note 1)	(Registry) 5-202-1 Shiba, Minato-ku, Tokyo and other 2 lots (Street) 5-31-17 Shiba, Minato-ku, Tokyo	(Registry) 8-204-8 Ginza, Chuo-ku, Tokyo and other 4 lots (Street) 8-12-8 Ginza, Chuo-ku, Tokyo
Structure (Note 1)	S/SRC B1/12F	S 10F
Land Area (Note 1)	709.50 m2 (214.62 tsubo)	321.39 m2 (97.22 tsubo)

Building Area (Note 1)	5,171.17 m2 (1,564.27 tsubo)	2,487.63 m2 (752.50 tsubo)
Type of Ownership	(Land) Ownership (Building) Ownership	(Land) Ownership (Building) Ownership
Completion date (Note 1)	February 7, 2014	April 25, 2014
Acquisition price (Note 2)	6,210 million yen	3,970 million yen
Date of agreement	May 27, 2015 (date of agreement on purchase and sale of real estate)	May 27, 2015 (date of agreement on purchase and sale of real estate)
Date of acquisition	March 1, 2016 (date of delivery of real estate)	March 1, 2016 (date of delivery of real estate)
Seller	Nomura Real Estate Development, Co., Ltd.	Nomura Real Estate Development, Co., Ltd.
Financing	Scheduled to finance from borrowings	Scheduled to finance from borrowings

Type of Asset	Real Estate
Property name	PMO Shibakoen
Location (Note 1)	(Registry) 1-13-8 Shibakoen, Minato-ku, Tokyo (Street) 1-2-1 Shibakoen, Minato-ku, Tokyo
Structure (Note 1)	S 8F
Land Area (Note 1)	547.05 m2 (165.48 tsubo)
Building Area (Note 1)	3,362.95 m2 (1,017.29 tsubo)
Type of Ownership	(Land) Ownership (Building) Ownership
Completion date (Note 1)	July 31, 2014
Acquisition price (Note 2)	3,900 million yen
Date of agreement	May 27, 2015 (date of agreement on purchase and sale of real estate)
Date of acquisition	March 1, 2016 (date of delivery of real estate)
Seller	Nomura Real Estate Development, Co., Ltd.
Financing	Scheduled to finance from borrowings
(Note 1)	“Location (registry)”, “Structure”, “Land Area”, “Building Area”, and “Completion Date”, are based on the information in the real estate registry.
(Note 2)	Excluding property taxes, urban planning taxes, consumption taxes and local consumption taxes.

NMF decided to acquire the following assets on March 29, 2016. The acquisation of PRIME URBAN Chikusa has been completed on April 5, 2016.
Type of Asset	Trust beneficiary interest in mainly real estate	Real Estate
Property name	Hirakata Kuzuha Logistics Center	PRIME URBAN Meguro Mita
Location (Note 1)	(Registry) 1-7 Shodai-Tachika, Hirakata-shi, Osaka (Street) 1-7 Shodai-Tachika, Hirakata-shi, Osaka	(Registry) 2-178-1 Mita, Meguro-ku, Tokyo, Others (Street) 2-7-9 Mita, Meguro-ku, Tokyo
Structure (Note 1)	S 3F	RC, B1/4F
Land Area (Note 1)	14,315.70 m2（4,330.49 tusbo）（Note2）	515.34㎡（155.89 tusbo）
Building Area (Note 1)	19,628.03 m2（5,937.47 tsubo）（Note2）	1,101.06㎡（333.07 tusbo）（Note2）
Type of Ownership	(Land) Ownership (Building) Ownership	(Land) Ownership (Building) Ownership

Completion date (Note 1)	April 15, 2003	July 29,2008
Scheduled Acquisition Price (Note 3)	3,460 million yen	1,058 million yen
Date of agreement	March 30, 2016 (date of agreement on purchase and sale of beneficial interest in real estate trust)	March 31, 2016 (date of agreement on purchase and sale of real estate)
Scheduled date of Acuisdition	April 27,2016 (date of delivery of beneficial interest in real estate trust)	April 25,2016 (date of delivery of real estate)
Seller	Godo Kaisha Osaka Hirakata Project	Undisclosed（Note4）
Financing	Cash on hand including transfer payment	Cash on hand including transfer payment

Type of Asset	Real Estate
Property name	PRIME URBAN Chikusa
Location (Note 1)	(Registry) 3-905, 906 Aoi, Higashi-ku, Nagoya-shi, Aichi (Street) 3-9-8, Aoi, Higashi-ku, Nagoya-shi, Aichi
Structure (Note 1)	RC, 13F
Land Area (Note 1)	400.53㎡（121.16 tsubo）（Note2）
Building Area (Note 1)	2,393.47㎡（724.02 tsubo）（Note2）
Type of Ownership	(Land) Ownership (Building) Ownership
Completion date (Note 1)	August 12, 2008
Acquisition price(Note 3)	1,110 million yen
Date of agreement	March 30, 2016 (date of agreement on purchase and sale of real estate)
Date of acquisition	April 5,2016 (date of delivery of real estate)
Seller	Undisclosed（Note4）
Financing	Cash on hand
(Note 1)	“Location (registry)”, “Structure”, “Land Area”, “Building Area”, and “Completion Date”, are based on the information in the real estate registry.
(Note 2)	Area for land and building indicates area for the entire land and building of the Property.
(Note 3)	Excluding property taxes, urban planning taxes, consumption taxes and local consumption taxes.
(Note 4)	Undisclosed, since concent have not obtained from the seller.

2．Overview of Investment Corporation
(1) Status of Capital
Fiscal Period		1st As of February 29, 2016
Total number of investment units authorized	units	20,000,000
Total number of investment units issued and outstanding	units	3,722,010
Unitholders’ capital	million yen	161,120
Number of unitholders	persons	34,216

(2) Matters Concerning Investment Units
The 10 largest unitholders as of end of 1st fiscal period were as follows.
Name	Number of investment units owned (units)	Number of investment units owned as a percentage of total number of investment units issued and outstanding (%)
Japan Trustee Services Bank, Ltd. (Trust Account)	952,955	25.60
The Master Trust Bank of Japan, Ltd. (Trust Account)	267,142	7.18
Trust & Custody Services Bank, Ltd. (Securities Investment Trust Account)	265,812	7.14
Nomura Real Estate Development Co., Ltd.	210,671	5.66
The Nomura Trust and Banking Co., Ltd. (Investment Trust Account)	127,340	3.42
STATE STREET BANK WEST CLIENT - TREATY 505234 Standing Proxy Mizuho Bank, Ltd. Settlement Business Department	94,343	2.53
STATE STREET BANK - WEST PENSION FUND CLIENTS – EXEMPT 505233 Standing Proxy Mizuho Bank, Ltd. Settlement Business Department	61,384	1.65
THE BANK OF NEW YORK, NON - TREATY JASDEC ACCOUNT Standing Proxy The Bank of Tokyo-Mitsubishi UFJ, Ltd.	46,218	1.24
SIX SIS FOR SWISS NATIONAL BANK Standing Proxy The Bank of Tokyo-Mitsubishi UFJ, Ltd.	38,277	1.03
NOMURA BANK (LUXEMBOURG) S. A. Standing Proxy Sumitomo Mitsui Banking Corporation	35,153	0.94
Total	2,099,295	56.40

(3) Matters Concerning Directors, etc.
① Name of directors and an auditor in the 1st fiscal period are as follows (Note).
Title	Name of director, etc.	Main concurrent position, etc.	Total amount of compensation for each title during period (thousands of yen)
Executive Director	Satoshi Yanagita	Executive Managing Director, Nomura Real Estate Reform Co., Ltd	2,000
Supervisory Director	Sadahiko Yoshimura	Director Serving as Board-Audit Committee Member, JAFCO Co., Ltd.	2,000
Supervisory Director	Shuhei Yoshida	Representative Lawyer, Shuhei Yoshida Law Office	2,000
Accounting Auditor	Ernst & Young ShinNihon LLC	－	14,000
(Note)	NoExecutive Directors or Supervisory Directors are in possession of NMF’s investment units either under their own or another person’s name as of the end of 1st Period.
Executive Directors and Supervisory Directors might serve as directors of other companies, but there are no mutual business interests whatsoever between such companies and NMF.

② Policy on Determination of Dismissal and Denial of Reappointment of Accounting Auditors
In case an item listed under Article 105, Paragraph 1 of the Investment Trust Act becomes applicable to the accounting auditor, and the Board of Directors determines that there is no likelihood of improvement, the Board of Directors shall dismiss the accounting auditor by unanimous vote of all board members.
In addition, if the Board of Directors determines that the accounting auditor is inappropriate for the position having given thorough consideration to its business execution and other various reasons, the Board of Directors shall dismiss or deny reappointment of the accounting auditor, and present an agenda for appointment of a new accounting auditor at the General Unitholders’ Meeting.

③ Matters regarding a person who was subject to a suspension of operations during the past two years
As of December 22, 2015, the Accounting Auditor of NMF became subject to a suspension of operations regarding the execution of new agreements for three months (from January 1, 2016 through March 31, 2016) by the Financial Services Agency.

(4) Asset Management Company, Asset Custodian and Administrative Agents
The following are the asset management company, asset custodian and administrative agents as of the end of 1st fiscal period.
Delegation	Name
Asset management company	Nomura Real Estate Asset Management Co., Ltd.
Asset custodian	Sumitomo Mitsui Trust Bank, Limited
Administrative agent (Administrator of Unitholders’ Register) (Note 1)	Mitsubishi UFJ Trust and Banking Corporation
Administrative agent (Special Accounts Administrative Agent) (Note 2)	Mitsubishi UFJ Trust and Banking Corporation
Administrative agent (institution, accounting)	Mitsubishi UFJ Trust and Banking Corporation
Administrative agent (investment corporation bonds)	The Bank of Tokyo-Mitsubishi UFJ, Ltd. Nomura Securities Co., Ltd. Mizuho Securities Co., Ltd. Sumitomo Mitsui Banking Corporation
(Note 1)
As of December 21, 2015, NMF amended with Mitsubishi UFJ Trust and Banking Corporation and thereby further delegated affairs relating to the collection and registration of Individual Numbers (meaning individual numbers defined in the Act on the Use of Numbers to Identify a Specific Individual in the Administrative Procedure (Act No. 27 of 2013; as amended; the “ID Law”) and Corporate Numbers (meaning corporate numbers defined in the ID Law) and the retention, use, and discard or deletion of Individual Numbers and Corporate Numbers of unitholders.

(Note 2)
As of December 21, 2015, NMF amended the Agreement on Special Account Management with Mitsubishi UFJ Trust and Banking Corporation and thereby further delegated affairs relating to the collection and registration of Individual Numbers and Corporate Numbers and the retention, use, and discard or deletion of Individual Numbers and Corporate Numbers of holders of the special account

3. Status of Assets Under Management of Investment Corporation
(1) Investment Status
Type of asset	Use	Area (Note 1)	1st fiscal period As of February 29, 2016
			Total amount held (million yen) (Note 2)	As a percentage of total amount of assets (%) (Note 3)
Real estate	Office properties	Greater Tokyo area	82,578	8.9
		Other areas	25,178	2.7
		Subtotal	107,757	11.6
	Retail properties	Greater Tokyo area	16,282	1.8
		Subtotal	16,282	1.8
	Residential properties	Greater Tokyo area	120,820	13.0
		Other areas	29,302	3.2
		Subtotal	150,122	16.2
Real estate in trust	Office properties	Greater Tokyo area	198,895	21.4
		Other areas	50,178	5.4
		Subtotal	249,073	26.8
	Retail properties	Greater Tokyo area	80,256	8.6
		Other areas	44,565	4.8
		Subtotal	124,822	13.4
	Logistics properties	Greater Tokyo area	122,814	13.2
		Other areas	6,161	0.7
		Subtotal	128,975	13.9
	Residential properties	Greater Tokyo area	11,133	1.2
		Other areas	2,138	0.2
		Subtotal	13,272	1.4
Subtotal			790,306	85.1
Silent Partnership Equity Interest (Note 4)			91	0.0
Deposits and other assets			137,899	14.9
Total amount of assets			928,297	100.0

(Note1)
“Greater Tokyo area” refers to Tokyo, Kanagawa Prefecture, Chiba Prefecture and Saitama Prefecture. “Other areas” refers to cabinet-order-designated cities, prefectural capitals, and cities with a population of 100,000 persons or more as well as surrounding areas of these cities, that are not included in the Greater Tokyo area (hereinafter the same).

(Note 2)	Total amount held is the carrying amount (in the case of real estate and real estate in trust, the sum total amount of book value, after depreciation).
(Note 3)	The figures are rounded off to first decimal place. Accordingly, the sum total may not add up to 100.0%.
(Note 4)	Silent Partnership Equity Interest whose business operator is Godo Kaisha Osaka Hirakata Project.

(2) Major Assets Held
The major components of assets (the 10 largest properties by book value) as of end of 1st fiscal period are as follows.
Name of real estates, etc.	Book value (millions of yen)	Leasable floor space (m2) (Note 1)	Leased floor space (m2) (Note 2)	Occupancy rate (%) (Note 3)	As a percentage of total property leasing operating revenue (%)	Primary use
Shinjuku Nomura Building	44,615	31,500.89	30,683.61	97.4	5.6	office
Kojimachi Millennium Garden	26,714	16,384.19	16,297.01	99.5	(Note 4)	office
NOF Nihonbashi Honcho Building	21,358	19,157.05	18,937.88	98.9	2.4	office
NRE Tennozu Building	20,509	25,127.12	25,127.12	100.0	(Note 4)	office
Omron Kyoto Center Building	18,277	34,616.84	34,616.84	100.0	(Note 4)	office
Morisia Tsudanuma	17,141	39,736.87	38,727.58	97.5	3.8	Retail
Landport Urayasu	16,923	70,045.85	70,045.85	100.0	(Note 4)	Logistics
Universal CityWalk Osaka	15,676	9,733.28	8,630.24	88.7	2.8	Retail
Landport Itabashi	15,328	52,794.55	52,794.55	100.0	(Note 4)	Logistics
Yokosuka More’s City	13,737	29,383.65	29,383.65	100.0	(Note 4)	Retail
Total	210,282	328,480.29	325,244.33	99.0	27.0 (Note 5)
(Note 1)
“Leasable Floor Space” is the total floor space of office properties, logistics facilities, retail properties, or residential properties, etc. that each asset is able to lease (if common-use space and such are leased, such are included). Leasable floor space is not what is indicated in registries but is rather floor space calculated based on area, completion drawings, etc. in the lease agreements and therefore will not necessarily be the same as total floor space based on the registry and may exceed the total floor space.

(Note 2)
“Leased Floor Space” is the floor space which is being leased to end tenants with actually concluded lease agreements. (This is the floor space indicated in lease agreements. However, for areas of office properties, logistics facilities, retail properties and residential properties (if all of a rental room is collectively leased, then the whole area of the rental room), leased areas such as parking lots are not included. However, if the Master Lessee has a master lease for part or all of a rental room with a guaranteed rental scheme, the section is included into leased floor area regardless of whether or not there is a lease agreement with an end tenant).

(Note 3)	“Occupancy Rate” is sought as the ratio of leased floor space against the total leasable floor space of each asset (figures are rounded to the first decimal place).
(Note 4)	Undisclosed as consent has not been obtained from tenants.
(Note 5)	Includes percentage of total property leasing operating revenue of properties for which “As a percentage of total property leasing operating revenue” is not disclosed.

(3) Itemization of Real Estate, etc. Portfolio Assets
Use	Area	Property name	Location	Type of asset	Appraisal value at the end of period (millions of yen) (Note 1)	Book value (millions of yen) (Note 2)
Office	Tokyo	Shinjuku Nomura Bldg. (Note 3)	1-26-2 Nishi-Shinjuku, Shinjuku-ku, Tokyo	Trust beneficiary interest	44,900	44,615
		NRE Tennozu Bldg.	2-4-11 Higashi-Shinagawa, Shinagawa-ku, Tokyo	Trust beneficiary interest	20,500	20,509
		Kojimachi Millennium Garden	4-4-30 Kojimachi, Chiyoda-ku, Tokyo (Note 5)	Real Estate	26,700	26,714
		NOF Nihonbashi Honcho Bldg.	2-7-1 Nihonbashi-Honcho, Chuo-ku, Tokyo	Trust beneficiary interest	21,300	21,358
		Tennozu Park Side Bldg.	2-5-8 Higashi-Shinagawa, Shinagawa-ku, Tokyo	Trust beneficiary interest	12,000	12,684
		NOF Shinjuku Minamiguchi Bldg.	2-4-9 Yoyogi, Shibuya-ku, Tokyo	Trust beneficiary interest	10,300	10,002
		NOF Shibuya Koen-dori Bldg.	20-17 Udagawa-cho, Shibuya-ku, Tokyo	Trust beneficiary interest	10,400	10,420
		Secom Medical Bldg.	7-7 Niban-cho, Chiyoda-ku, Tokyo (Note 5)	Real Estate	11,100	11,076
		NOF Shiba Bldg.	4-2-3 Shiba, Minato-ku, Tokyo	Trust beneficiary interest	7,090	7,035
		Nishi-Shinjuku Showa Bldg.	1-13-12 Nishi-Shinjuku, Shinjuku-ku, Tokyo	Trust beneficiary interest	7,930	8,141
		NRE Shibuya Dogenzaka Bldg.	2-16-4 Dogenzaka, Shibuya-ku, Tokyo	Real Estate	5,320	5,323
		NOF Tameike Bldg.	1-1-14 Akasaka, Minato-ku, Tokyo	Trust beneficiary interest	4,480	4,806
		Iwamoto-cho Toyo Bldg.	3-1-2 Iwamoto-cho, Chiyoda-ku, Tokyo	Trust beneficiary interest	4,060	4,071
		NOF Shinagawa Konan Bldg.	1-2-5 Higashi-Shinagawa, Shinagawa-ku, Tokyo	Trust beneficiary interest	3,310	3,461
		NOF Surugadai Plaza Bldg.	2-5-12 Kanda Surugadai, Chiyoda-ku, Tokyo	Trust beneficiary interest	4,700	4,681
		PMO Nihonbashi Honcho	4-12-20 Nihonbashi Honcho, Chuo-ku, Tokyo	Real Estate	4,520	4,303
		PMO Nihonbashi Kayabacho	3-11-10 Nihonbashi Kayaba-cho, Chuo-ku, Tokyo	Real Estate	5,140	4,996
		Otemachi Tatemono Gotanda Bldg.	1-1-8 Nishi Gotanda, Shinagawa-ku, Tokyo	Trust beneficiary interest	4,670	4,593
		NRE Higashi-nihonbashi Bldg.	1-1-7 Higashi-nihonbashi, Chuo-ku, Tokyo	Real Estate	3,350	3,573
		PMO Akihabara	3-11-6 Iwamoto-cho, Chiyoda-ku, Tokyo	Real Estate	4,580	4,222
		Hatchobori NF Bldg.	2-21-6 Hatchobori, Chuo-ku, Tokyo	Trust beneficiary interest	2,480	2,475
		NOF Kanda Iwamoto-cho Bldg.	3-8-16 Iwamoto-cho, Chiyoda-ku, Tokyo	Trust beneficiary interest	4,160	4,194
		NOF Takanawa Bldg.	2-20-4 Higashi Gotanda, Shinagawa-ku, Tokyo	Real Estate	2,820	2,832
		PMO Hatchobori	3-22-13 Hatchobori, Chuo-ku, Tokyo	Real Estate	3,050	2,878
		NOF Minami-Shinjuku Bldg.	5-32-7 Sendagaya, Shibuya-ku, Tokyo	Trust beneficiary interest	2,210	2,215
		PMO Nihonbashi Odenmacho	6-8 Nihonbashi Odenma-cho, Chuo-ku, Tokyo	Real Estate	2,310	2,201
		Central Shintomocho Bldg.	3-5-10 Minato, Chuo-ku, Tokyo	Trust beneficiary interest	1,330	1,329
		PMO Higashi-nihonbashi	2-15-4, Higashi-nihonbashi, Chuo-ku, Tokyo	Real Estate	1,810	1,691
		NRE Ueno Bldg.	1-14-4, Higashi-Ueno, Taito-Ku, Tokyo	Real Estate	6,470	6,471
		NOF Technoport Kamata Center Bldg.	2-16-1 Minami-Kamata, Ota-ku, Tokyo	Trust beneficiary interest	4,570	4,781
		NF Hongo Building	3-14-7 Hongo, Bunkyo-ku, Tokyo	Trust beneficiary interest	5,000	4,880
		Toho Edogawabashi Bldg.	1-24-8 Sekiguchi Bunkyo-ku, Tokyo	Real Estate	1,090	1,095
		Toshin Meguro Bldg.	2-20-28 Shimo Meguro, Meguro-ku, Tokyo	Trust beneficiary interest	858	855
		Crystal Park Bldg.	1-1-3 Gotenyama, Musashino-shi, Tokyo	Real Estate	3,400	3,387
		NOF Kichijoji Honcho Bldg.	1-10-31, Kichijoji Honcho, Musashino-shi, Tokyo	Trust beneficiary interest	1,820	1,798
		Faret Tachikawa Center Square	2-36-2 Akebono-cho, Tachikawa-shi, Tokyo	Trust beneficiary interest	3,950	3,849
		NOF Kawasaki Higashiguchi Bldg.	3-1 Ekimae Honcho, Kawasaki-ku, Kawasaki-shi, Kanagawa (Note 5)	Trust beneficiary interest	7,930	7,853
		NOF Yokohama Nishiguchi Bldg.	1-11-11 Kita-Saiwai, Nishi-ku, Yokohama-shi, Kanagawa	Trust beneficiary interest	5,720	5,472
		NOF Shin-Yokohama Bldg.	2-15-16 Shin-Yokohama, Kohoku-ku, Yokohama-shi, Kanagawa	Trust beneficiary interest	2,840	2,808
		Yokohama Odori Koen Bldg.	2-4-1 Horai-cho, Naka-ku, Yokohama-shi, Kanagawa (Note 5)	Real Estate	1,800	1,810
	Other	Sapporo North Plaza	4-2-2 Kitaichijo-nishi, Chuo-ku, Sapporo-shi, Hokkaido (Note 5)	Trust beneficiary interest	6,480	6,295
		NRE Sapporo Bldg.	2-15-1, Kitashichijyo-Nishi, Kita-ku, Sapporo-shi, Hokkaido (Note 5)	Real Estate	4,250	4,110
		JCB Sapporo Higashi Bldg.	1-1-1 Minamiichijo-Nishi Chuo-ku, Sapporo-shi (Note 5)	Real Estate	3,260	3,262
		NOF Sendai Aoba-dori Bldg.	2-1-2 Ichiban-cho, Aoba-ku, Sendai-shi, Miyagi	Trust beneficiary interest	2,080	2,038

Use	Area	Property name	Location	Type of asset	Appraisal value at the end of period (millions of yen) (Note 1)	Book value (millions of yen) (Note 2)
		NOF Utsunomiya Bldg.	2-1-1 Baba-dori, Utsunomiya-shi, Tochigi	Trust beneficiary interest	2,250	2,370
		NOF Nagoya Fushimi Bldg.	2-9-27 Nishiki, Naka-ku, Nagoya-shi, Aichi	Real Estate	2,160	2,223
		NOF Nagoya Yanagibashi Bldg.	1-16-28 Meieki-Minami, Nakamura-ku, Nagoya-shi, Aichi	Trust beneficiary interest	2,280	2,275
		Omron Kyoto Center Bldg.	801 Minami Fudodo-cho, Horikawa Higashi-iru, Shiokoji-dori, Shimogyo-ku, Kyoto-shi, Kyoto (Note 5)	Trust beneficiary interest	18,300	18,277
		SORA Shin-Osaka 21	2-1-3 Nishi-Miyahara, Yodogawa-ku, Osaka-shi	Real Estate	12,100	12,117
		NRE Osaka Bldg.	1-8-15 Azuchi-cho, Chuo-ku, Osaka-shi, Osaka	Trust beneficiary interest	6,030	6,184
		NRE Nishi-Umeda Bldg.	2-1-22, Umeda, Kita-Ku, Osaka-shi, Osaka	Real Estate	3,450	3,463
		NRE Yotsubashi Bldg.	1-4-4 Awaza, Nishi-ku, Osaka-shi, Osaka	Trust beneficiary interest	3,920	4,008
		NRE Hiroshima Bldg.	2-23 Tatemachi, Naka-ku, Hiroshima-shi, Hiroshima	Trust beneficiary interest	2,320	2,279
		NOF Hakata Ekimae Bldg.	1-15-20 Hakata Ekimae, Hakata-ku, Fukuoka-shi, Fukuoka	Trust beneficiary interest	4,280	4,226
		NOF Tenjin-Minami Bldg.	3-6-15 Watanabe Dori, Chuo-ku, Fukuoka-shi, Fukuoka	Trust beneficiary interest	2,170	2,219
Office subtotal			―	―	357,298	356,830
Retail	Tokyo	Morisia Tsudanuma	1-16-1 Yatsu, Narashino-shi, Chiba	Trust beneficiary interest	17,500	17,141
		Yokosuka More’s City	2-30-2 Wakamatsucho, Yokosuka-shi, Kanagawa	Trust beneficiary interest	15,400	13,737
		Recipe SHIMOKITA	2-20-17 Kitazawa, Setagaya-ku, Tokyo	Real estate	10,700	10,701
		Kawasaki More’s	7-1 Ekimae Honcho, Kawasaki-ku, Kawasaki-shi, Kanagawa	Trust beneficiary interest	7,370	6,228
		EQUINIA Shinjuku	1-1-17, Kabukicho, Shinjuku-ku, Tokyo	Trust beneficiary interest	4,570	4,289
		EQUINIA Ikebukuro	1-17-10 Nishiikebukuro, Toshima-ku, Tokyo	Trust beneficiary interest	4,330	4,027
		covirna machida	6-9-19 Haramachida, Machida-shi, Tokyo	Trust beneficiary interest	4,260	3,683
		Nitori Makuhari	4-1-15 Makuharinishi, Mihama-ku, Chiba-shi, Chiba	Trust beneficiary interest	3,560	2,956
		Konami Sports Club Fuchu	1-27-1 Miyanishicho, Fuchu-shi, Tokyo	Trust beneficiary interest	3,240	2,653
		FESTA SQUARE	2-5-1 Nishimachi, Iwatsuki-ku, Saitama-shi, Saitama	Trust beneficiary interest	3,010	2,485
		GEMS Shibuya	3-27-11 Shibuya, Shibuya-ku, Tokyo	Real estate	2,640	2,473
		Sundai Azamino	1-4-13 Azamino, Aoba-ku, Yokohama-shi, Kanagawa	Trust beneficiary interest	1,960	1,631
		EQUINIA Aobadai	1-6-14 Aobadai, Aoba-ku, Yokohama-shi, Kanagawa	Trust beneficiary interest	1,820	1,584
		Megalos Kanagawa	1-31-11 Irie, Kanagawa-ku, Yokohama-shi, Kanagawa	Real estate	1,340	1,001
		Mitsubishi Motors Meguro	1-4-7 Takaban, Meguro-ku, Tokyo	Trust beneficiary interest	2,940	2,764
		Mitsubishi Motors Chofu	2-12-2 Fujimicho, Chofu-shi, Tokyo	Trust beneficiary interest	1,850	1,776
		Mitsubishi Motors Shibuya	2-20-9 Tomigaya, Shibuya-ku, Tokyo	Trust beneficiary interest	1,760	1,586
		Mitsubishi Motors Nerima	2-4-8 Toyotamakita, Nerima-ku, Tokyo	Trust beneficiary interest	1,320	1,251
		Mitsubishi Motors Kawasaki	329-1 Shimohirama, Saiwai-ku, Kawasaki-shi, Kanagawa	Trust beneficiary interest	1,050	959
		Mitsubishi Motors Takaido	4-1-6 Takaidohigashi, Suginami-ku, Tokyo	Trust beneficiary interest	906	859
		Mitsubishi Motors Katsushika	1-7-5 Kanamachi, Katsushika-ku, Tokyo	Trust beneficiary interest	844	808
		Mitsubishi Motors Higashikurume	5-32-22 Maesawa, Higashikurume-shi, Tokyo	Trust beneficiary interest	831	808
		Mitsubishi Motors Setagaya	6-5-2 Kamiyoga, Setagaya-ku, Tokyo	Trust beneficiary interest	831	779
		Mitsubishi Motors Suginami	2-42-8 Honamanuma, Suginami-ku, Tokyo	Trust beneficiary interest	847	748
		Mitsubishi Motors Sekimachi	4-5-26 Sekimachiminami, Nerima-ku, Tokyo	Trust beneficiary interest	635	606
		Mitsubishi Motors Higashiyamato	5-1624-2 Sayama Higashiyamato-shi, Tokyo	Trust beneficiary interest	499	455
		Mitsubishi Motors Motosumiyoshi	10-1 Akutsu, Takatsu-ku, Kawasaki-shi, Kanagawa	Trust beneficiary interest	378	375
		Mitsubishi Motors Kawagoe	12-5 Shinmeicho, Kawagoe-shi, Saitama	Trust beneficiary interest	371	355
		Mitsubishi Motors Edogawa	2-21-6 Chuo, Edogawa-ku, Tokyo	Trust beneficiary interest	212	204
		Mitsubishi Motors Sayama	3-1-25 Sasai, Sayama-shi, Saitama	Trust beneficiary interest	171	163
		NRE Kichijoji Building (Note 4)	2-2-17 Kichijoji Honcho, Musashino-shi, Tokyo	Trust beneficiary interest	5,460	5,333
		GEMS Ichigaya	4-3 Rokubancho, Chiyoda-ku, Tokyo	Real estate	2,130	2,106

Use	Area	Property name	Location	Type of asset	Appraisal value at the end of period (millions of yen) (Note 1)	Book value (millions of yen) (Note 2)
	Other	Universal CityWalk Osaka	6-2-61 Shimaya, Konohana-ku, Osaka-shi, Osaka	Trust beneficiary interest	16,300	15,676
		Izumiya Senrioka	1-1 Yamadaminami, Suita-shi, Osaka	Trust beneficiary interest	10,700	8,718
		Merad Owada	2-2-43 Owada, Nishi-yodogawa-ku, Osaka-shi, Osaka	Trust beneficiary interest	7,270	6,576
		Izumiya Yao	1-1-1 Numa, Yao-shi, Osaka	Trust beneficiary interest	5,110	4,256
		Izumiya Obayashi	5-5-47 Obayashi, Takarazuka-shi, Hyogo	Trust beneficiary interest	3,650	3,167
		Ichibancho stear	3-8-8 Ichibancho, Aoba-ku, Sendai-shi, Miyagi	Trust beneficiary interest	5,510	4,634
		EQUINIA Aobadori	3-1-22 Chuo, Aoba-ku, Sendai-shi, Miyagi	Trust beneficiary interest	1,890	1,535
Retail subtotal			―	―	155,165	141,105
Logistics	Tokyo	Landport Urayasu	11-4 Chidori, Urayasu-shi, Chiba	Trust beneficiary interest	20,100	16,923
		Landport Itabashi	4-8-1 Funado, Itabashi-ku, Tokyo	Trust beneficiary interest	18,000	15,328
		Landport Kawagoe	1-10-15 Minamidai, Kawagoe-shi, Saitama	Trust beneficiary interest	15,700	13,097
		Landport Atsugi	5-1-1 Midorigaoka, Atsugi-shi, Kanagawa	Trust beneficiary interest	11,700	10,834
		Sagamihara Tana Logistics Center	3700 Tana, Chuo-ku, Sagamihara-shi, Kanagawa	Trust beneficiary interest	11,900	10,585
		Sagamihara Onodai Logistics Center	2-32-1 Onodai, Minami-ku, Sagamihara-shi, Kanagawa	Trust beneficiary interest	10,200	8,374
		Landport Hachioji	2969-16, Ishikawa-cho, Hachioji-shi, Tokyo	Trust beneficiary interest	9,350	7,958
		Landport Kasukabe	3 Minamisakaecho, Kasukabe-shi, Saitama	Trust beneficiary interest	8,550	6,968
		Funabashi Logistics Center	14 Shiomicho, Funabashi-shi, Chiba	Trust beneficiary interest	5,440	4,640
		Atsugi Minami Logistics Center B Tower	276-11 Aza-hirakawa, Kamiochiai, Atsugi-shi, Kanagawa	Trust beneficiary interest	5,260	4,495
		Hanyu Logistics Center	1-216-10 Kawasaki, Hanyu-shi, Saitama	Trust beneficiary interest	4,210	3,607
		Kawaguchi Logistics Center B Tower	5-3-1 Ryoke, Kawaguchi-shi, Saitama	Trust beneficiary interest	4,410	3,701
		Kawaguchi Logistics Center A Tower	5-3-1 Ryoke, Kawaguchi-shi, Saitama	Trust beneficiary interest	3,330	2,811
		Atsugi Minami Logistics Center A Tower	276-1 Aza-hirakawa, Kamiochiai, Atsugi-shi, Kanagawa	Trust beneficiary interest	3,220	2,628
		Kawaguchi Ryoke Logistics Center	5-1-57 Ryoke, Kawaguchi-shi, Saitama	Trust beneficiary interest	11,900	10,859
	Other	Ota Nitta Logistics Center	150-2 Nittakanecho, Ota-shi, Gunma	Trust beneficiary interest	3,760	3,206
		Ota Higashishinmachi Logistics Center	837-1 Higashishinmachi, Ota-shi, Gunma	Trust beneficiary interest	2,460	2,034
		Ota Kiyohara Logistics Center	10-1 Kiyoharacho, Ota-shi, Gunma	Trust beneficiary interest	728	600
		Chiyodamachi Logistics Center	3012-2 Oaza Maigi, Chiyodamachi, Oura-gun, Gunma	Trust beneficiary interest	368	320
Logistics subtotal			―	―	150,586	128,975
Residential	Tokyo	PROUD FLAT Shirokane Takanawa	5-12-7 Mita, Minato-ku, Tokyo	Real estate	3,480	3,388
		PROUD FLAT Yoyogi Uehara	3-25-7 Uehara, Shibuya-ku, Tokyo	Real estate	1,010	990
		PROUD FLAT Hatsudai	2-19-15 Hatsudai, Shibuya-ku, Tokyo	Real estate	729	711
		PROUD FLAT Shibuya Sakuragaoka	21-8 Sakuragaoka, Shibuya-ku, Tokyo	Real estate	750	747
		PROUD FLAT Gakugei Daigaku	2-21-20 Meguro Honcho, Meguro-ku, Tokyo	Real estate	762	743
		PROUD FLAT Meguro Gyoninzaka	1-4-18 Shimo Meguro, Meguro-ku, Tokyo	Real estate	964	937
		PROUD FLAT Sumida Riverside	1-31-7 Shinkawa, Chuo-ku, Tokyo	Real estate	2,360	2,267
		PROUD FLAT Kagurazaka	1-11 Higashi Gokencho, Shinjuku-ku, Tokyo	Real estate	1,650	1,582
		PROUD FLAT Waseda	521-9 Waseda Tsurumaki-cho, Shinjuku-ku, Tokyo (Note 5)	Real estate	1,140	1,104
		PROUD FLAT Shinjuku Kawadacho	3-29 Kawadacho, Shinjuku-ku, Tokyo	Real estate	888	942
		PROUD FLAT Sangen Jaya	1-4-25 Taishido, Setagaya-ku, Tokyo	Real estate	1,200	1,183
		PROUD FLAT Kamata	4-21-4 Kamata, Ota-ku, Tokyo	Real estate	1,180	1,152
		PROUD FLAT Kamata II	4-25-5 Kamata, Ota-ku, Tokyo	Real estate	3,390	3,299
		PROUD FLAT Shinotsuka	3-12-10 Minami Otsuka, Toshima-ku, Tokyo	Real estate	621	618
		PROUD FLAT Kiyosumi Shirakawa	2-3 Takabashi, Koto-ku, Tokyo	Real estate	947	922
		PROUD FLAT Monzen Nakacho II	2-6-9 Furuishiba, Koto-ku, Tokyo	Real estate	652	648
		PROUD FLAT Monzen Nakacho I	2-3-1 Tomioka, Koto-ku, Tokyo	Real estate	1,040	1,023

Use	Area	Property name	Location	Type of asset	Appraisal value at the end of period (millions of yen) (Note 1)	Book value (millions of yen) (Note 2)
		PROUD FLAT Fujimidai	3-8-4 Nukui, Nerima-ku, Tokyo	Real estate	1,530	1,463
		PROUD FLAT Asakusa Komagata	1-10-6 Komagata, Taito-ku, Tokyo	Real estate	1,970	1,906
		PROUD FLAT Yokohama	8-18 Daimachi Kanagawa-ku, Yokohama-shi, Kanagawa (Note 5)	Real estate	2,090	2,076
		PROUD FLAT Kamioooka	3-4-6 Kamioooka Nishi, Konan-ku, Yokohama-shi, Kanagawa	Real estate	2,710	2,693
		PROUD FLAT Tsurumi II	20-16 Toyooka-cho, Tsurumi-ku, Yokohama-shi, Kanagawa	Real estate	1,690	1,639
		PRIME URBAN Azabu Juban	2-33-9 Higashi Azabu, Minato-ku, Tokyo	Real estate	1,110	1,100
		PRIME URBAN Akasaka	7-6-19 Akasaka, Minato-ku, Tokyo	Real estate	939	937
		PRIME URBAN Tamachi	3-6-13 Sibaura, Minato-ku, Tokyo	Real estate	994	970
		PRIME URBAN Shibaura LOFT	4-5-17 Shibaura, Minato-ku, Tokyo	Real estate	1,890	1,822
		PRIME URBAN Hatagaya	3-28-6 Hatagaya, Shibuya-ku, Tokyo	Real estate	472	470
		PRIME URBAN Yoyogi	3-51-3 Yoyogi, Shibuya-ku, Tokyo	Real estate	362	357
		PRIME URBAN Ebisu II	1-13-3 Hiroo, Shibuya-ku, Tokyo	Real estate	1,200	1,138
		PRIME URBAN Bancho	2-9-1 Kudanminami, Chiyoda-ku, Tokyo	Real estate	1,100	1,087
		PRIME URBAN Chiyoda Fujimi	2-1-9 Fujimi, Chiyoda-ku, Tokyo	Real estate	685	676
		PRIME URBAN Iidabashi	4-8-9,11 Iidabashi, Chiyoda-ku, Tokyo	Trust beneficiary interest	2,090	2,031
		PRIME URBAN Ebisu	1-11-11 Mita, Meguro-ku, Tokyo	Real estate	1,270	1,258
		PRIME URBAN Naka Meguro	3-28-24 Kami Meguro, Meguro-ku, Tokyo	Real estate	1,420	1,407
		PRIME URBAN Gakugei Daigaku	2-14-14 Takaban, Meguro-ku, Tokyo	Trust beneficiary interest	789	771
		PRIME URBAN Senzoku	2-20-8 Senzoku, Meguro-ku, Tokyo	Trust beneficiary interest	475	472
		PRIME URBAN Meguro Riverside	2-10-16 Shimo Meguro, Meguro-ku, Tokyo	Real estate	423	411
		PRIME URBAN Meguro Ohashi Hills	2-4-16 Ohashi, Meguro-ku, Tokyo	Real estate	2,870	2,959
		PRIME URBAN Meguro Aobadai	3-18-9 Aobadai, Meguro-ku, Tokyo	Real estate	1,360	1,306
		PRIME URBAN Gakugei Daigaku II	3-14-15 Takaban, Meguro-ku, Tokyo	Real estate	1,110	1,077
		PRIME URBAN Naka Meguro II	3-1-3 Kamimeguro, Meguro-ku, Tokyo	Real estate	2,880	2,850
		PRIME URBAN Kachidoki	6-5-6 Kachidoki, Chuo-ku, Tokyo	Real estate	2,580	2,573
		PRIME URBAN Shinkawa	2-16-10 Shinkawa, Chuo-ku, Tokyo	Trust beneficiary interest	2,150	2,095
		PRIME URBAN Nihonbashi Yokoyamacho	3-4 Nihonbashi Yokoyamacho, Chuo-ku, Tokyo	Real estate	4,280	4,197
		PRIME URBAN Nihonbashi Hamacho	2-50-8 Nihonbashi Hamacho, Chuo-ku, Tokyo	Real estate	1,600	1,544
		PRIME URBAN Hongo Ikizaka	2-16-3 Hongo, Bunkyo-ku, Tokyo	Real estate	563	554
		PRIME URBAN Hakusan	1-7-9 Mukougaoka, Bunkyo-ku, Tokyo	Real estate	889	860
		PRIME URBAN Yotsuya Gaien Higashi	1-7-19 Naka Ochiai, Shinjuku-ku, Tokyo	Real estate	1,520	1,489
		PRIME URBAN Ochiai	2-17-9 Nakai, Shinjuku-ku, Tokyo	Real estate	340	337
		PRIME URBAN Nishi Shinjuku I	1-19-3 Kita Shinjuku, Shinjuku-ku, Tokyo	Trust beneficiary interest	1,110	1,084
		PRIME URBAN Nishi Shinjuku II	5-6-4 Nishi Shinjuku, Shinjuku-ku, Tokyo	Trust beneficiary interest	905	879
		PRIME URBAN Shinjuku Naitomachi	1-55 Naitomachi, Shinjuku-ku, Tokyo (Note 5)	Trust beneficiary interest	438	428
		PRIME URBAN Nishi Waseda	1-13-11 Nishi Waseda, Shinjuku-ku, Tokyo	Real estate	431	418
		PRIME URBAN Shinjuku Ochiai	4-10-9 Kita Shinjuku, Shinjuku-ku, Tokyo	Real estate	604	594
		PRIME URBAN Mejiro	3-22-21 Shimoochiai, Shinjuku-ku Tokyo	Real estate	1,460	1,429
		PRIME URBAN Kagurazaka	346-3 Yamabukityo, Shinjuku-ku, Tokyo (Note 5)	Real estate	2,920	2,888
		PRIME URBAN Sangen Jaya III	5-38-12 Kamiuma, Setagaya-ku, Tokyo	Real estate	733	718
		PRIME URBAN Chitose Karasuyama	3-32-16 Kasuya, Setagaya-ku, Tokyo	Real estate	731	717
		PRIME URBAN Sangen Jaya II	2-4-16 Taishido, Setagaya-ku, Tokyo	Real estate	488	484
		PRIME URBAN Sangen Jaya	2-41-3 Sangen Jaya, Setagaya-ku, Tokyo	Real estate	740	720
		PRIME URBAN Minami Karasuyama	5-7-4 Minami Karasuyama, Setagaya-ku, Tokyo	Real estate	678	664
		PRIME URBAN Karasuyama Galleria	4-10-24 Minami Karasuyama, Setagaya-ku, Tokyo	Real estate	551	546

Use	Area	Property name	Location	Type of asset	Appraisal value at the end of period (millions of yen) (Note 1)	Book value (millions of yen) (Note 2)
		PRIME URBAN Karasuyama Court	4-1-11 Minami Karasuyama, Setagaya-ku, Tokyo	Real estate	343	336
		PRIME URBAN Kamikitazawa	5-21-22 Kami Kitazawa, Setagaya-ku, Tokyo	Real estate	601	597
		PRIME URBAN Chitose Funabashi	5-40-4 Sakuragaoka, Setagaya-ku, Tokyo	Real estate	756	742
		PRIME URBAN Yoga	2-27-5 Yoga, Setagaya-ku, Tokyo	Real estate	1,450	1,384
		PRIME URBAN Shinagawa Nishi	6-24-13 Yutaka-cho, Shinagawa-ku, Tokyo	Real estate	504	493
		PRIME URBAN Osaki	5-8-10 Osaki, Shinagawa-ku, Tokyo	Real estate	1,900	1,858
		PRIME URBAN Oimachi II	5-10-10 Higashi Oi, Shinagawa-ku, Tokyo	Real estate	1,060	1,039
		PRIME URBAN Yukigaya	34-10 Kita Minemachi, Ota-ku, Tokyo	Real estate	959	952
		PRIME URBAN Omori	1-15-1 Omori Kita, Ota-ku, Tokyo	Real estate	922	900
		PRIME URBAN Denenchofu Minami	12-5 Denenchofu Minami, Ota-ku, Tokyo	Real estate	781	769
		PRIME URBAN Nagahara Kamiikedai	1-20-18 Kamiikedai, Ota-ku, Tokyo	Real estate	1,730	1,715
		PRIME URBAN Nakano	2-17-1 Kami Takada, Nakano-ku, Tokyo	Real estate	489	468
		PRIME URBAN Nakano Kamitakada	4-43-3 Kami Takada, Nakano-ku, Tokyo	Real estate	508	495
		PRIME URBAN Takaido	4-10-12 Takaido Higashi, Suginami-ku, Tokyo	Real estate	1,080	1,059
		PRIME URBAN Nishi Ogikubo	2-27-5 Nishi Ogiminami, Suginami-ku, Tokyo	Real estate	423	412
		PRIME URBAN Nishi Ogikubo II	3-6-9 Nishi Ogikita, Suginami-ku, Tokyo	Real estate	1,810	1,786
		PRIME URBAN Otsuka	1-3-4 Nishi Sugamo, Toshima-ku, Tokyo	Trust beneficiary interest	745	725
		PRIME URBAN Komagome	6-12-15 Komagome, Toshima-ku, Tokyo	Trust beneficiary interest	442	436
		PRIME URBAN Ikebukuro	2-50-4 Ikebukuro, Toshima-ku, Tokyo	Real estate	3,850	3,783
		PRIME URBAN Monzen Nakacho	1-5-7 Monzen Nakacho, Koto-ku, Tokyo	Real estate	2,470	2,410
		PRIME URBAN Kameido	2-38-2 Kameido, Koto-ku, Tokyo	Real estate	794	773
		PRIME URBAN Sumiyoshi	2-23-3 Ogibashi, Koto-ku, Tokyo	Real estate	639	627
		PRIME URBAN Mukojima	5-19-14 Higashi Mukojima, Sumida-ku, Tokyo	Real estate	530	526
		PRIME URBAN Kinshi Koen	4-7-12 Taihei, Sumida-ku, Tokyo	Real estate	1,310	1,281
		PRIME URBAN Kinshicho	5-16-14 Kotobashi, Sumida-ku, Tokyo	Real estate	773	754
		PRIME URBAN Hirai	6-23-12 Hirai, Edogawa-ku, Tokyo	Real estate	737	716
		PRIME URBAN Kasai	6-18-5 Naka Kasai, Edogawa-ku, Tokyo	Real estate	641	635
		PRIME URBAN Kasai II	7-9-7 Higashi Kasai, Edogawa-ku, Tokyo	Trust beneficiary interest	989	972
		PRIME URBAN Kasai East	6-16-9 Higashi Kasai, Edogawa-ku, Tokyo	Real estate	1,160	1,132
		PRIME URBAN Ekoda	1-10-5 Asahigaoka, Nerima-ku, Tokyo	Real estate	409	409
		PRIME URBAN Itabashi Kuyakushomae	27-13 Honcho, Itabashi-ku, Tokyo	Real estate	1,100	1,073
		PRIME URBAN Asakusa	3-33-11 Asakusa, Taito-ku, Tokyo	Real estate	393	387
		PRIME URBAN Machiya South Court	3-73-5 Arakawa, Arakawa-ku, Tokyo	Real estate	1,980	1,903
		PRIME URBAN Musashi Koganei	2-11-26 Nakacho, Koganei-shi, Tokyo	Real estate	1,910	1,912
		PRIME URBAN Musashino Hills	2-1-2, 36 Kajinocho, Koganei-shi, Tokyo	Real estate	1,280	1,281
		PRIME URBAN Koganei Honcho	4-14-25 Honcho, Koganei-shi Tokyo	Real estate	807	788
		PRIME URBAN Kumegawa	1-5-6 Sakae-cho, Higashimurayama-shi, Tokyo (Note 5)	Real estate	1,530	1,508
		PRIME URBAN Musashi Kosugi comodo	2-902-1 Shin Maruko Higashi Nakahara-ku, Kawasaki-shi, Kanagawa (Note 5)	Real estate	2,000	1,939
		PRIME URBAN Kawasaki	1-4-15 Honcho Kawasaki-ku, Kawasaki-shi, Kanagawa (Note 5)	Real estate	986	960
		PRIME URBAN Shinyurigaoka	3-1-17 Manpukuji Asao-ku, Kawasaki-shi, Kanagawa	Real estate	1,040	1,014
		PRIME URBAN Tsurumi Teraya	1-7-10 Teraya Tsurumi-ku, Yokohama-shi, Kanagawa	Real estate	495	491
		PRIME URBAN Urayasu II	2-11-5 Todaijima, Urayasu-shi, Chiba	Real estate	229	219
		PRIME URBAN Urayasu	3-2-13 Todaijima, Urayasu-shi, Chiba	Real estate	826	800
		PRIME URBAN Gyotoku I	2-4-10 Fukuei, Ichikawa-shi, Chiba	Real estate	643	629
		PRIME URBAN Gyotoku II	1-11-5 Suehiro, Ichikawa-shi, Chiba	Real estate	750	726

Use	Area	Property name	Location	Type of asset	Appraisal value at the end of period (millions of yen) (Note 1)	Book value (millions of yen) (Note 2)
		PRIME URBAN Gyotoku Ekimae	2-26-11 Gyotoku Ekimae, Ichikawa-shi, Chiba	Trust beneficiary interest	490	484
		PRIME URBAN Gyotoku Ekimae II	4-6-14 Gyotoku Ekimae, Ichikawa-shi, Chiba	Real estate	470	467
		PRIME URBAN Gyotoku III	1-2-8 Fukuei, Ichikawa-shi, Chiba	Real estate	749	744
		PRIME URBAN Nishi Funabashi	437-1, 2 Hongocho, Funabashi-shi, Chiba (Note 5)	Trust beneficiary interest	772	753
		PRIME URBAN Kawaguchi	3-1-11 Sakae-cho, Kawaguchi-shi, Saitama	Real estate	1,610	1,572
		PROUD FLAT Hatchobori	1-8-5 Hatchobori, Chuo-ku, Tokyo	Real estate	952	958
		PROUD FLAT Itabashi Honcho	32-9 Honcho, Itabashi-ku, Tokyo	Real estate	756	762
	Other	PROUD FLAT Itsutsubashi	2-5-2 Itsutsubashi, Aoba-ku, Sendai-shi, Miyagi	Real estate	664	645
		PROUD FLAT Kawaramachi	2-10 Aza Hachikenkoji, Minami Koizumi, Wakabayashi-ku, Sendai-shi, Miyagi (Note 5)	Real estate	650	727
		PROUD FLAT Shin Osaka	6-11-7 Nishi Nakajima Yodogawa-ku, Osaka-shi, Osaka	Real estate	1,630	1,605
		PRIME URBAN Yamahana	1-27 Nishi 14-Chome minami 17-Jo, Chuo-ku, Sapporo-shi, Hokkaido	Real estate	274	272
		PRIME URBAN Kita Juyo Jo	2-1 Higashi 1-Chome Kita 14-Jo, Higashi-ku, Sapporo-shi, Hokkaido	Real estate	277	272
		PRIME URBAN Odori Koen I	12 Nishi 9-Chome Minami 1-Jo, Chuo-ku, Sapporo-shi, Hokkaido (Note 5)	Real estate	511	498
		PRIME URBAN Odori Koen II	12-1 Nishi 9-Chome Minami 1-Jo, Chuo-ku, Sapporo-shi, Hokkaido (Note 5)	Real estate	340	331
		PRIME URBAN Kita Juichi Jo	1-3 Higashi 1-Chome Kita 11-Jo, Higashi-ku, Sapporo-shi, Hokkaido	Real estate	557	542
		PRIME URBAN Miyanosawa	10-20 9-Chome Hassamu 6-Jo Nishi-ku, Sapporo-shi, Hokkaido	Real estate	487	470
		PRIME URBAN Odori Higashi	12-63 Higashi 7-Chome Odori, Chuo-ku, Sapporo-shi, Hokkaido (Note 5)	Real estate	398	391
		PRIME URBAN Chiji Koukan	1-12 Nishi 17-Chome Kita 4-Jo, Chuo-ku, Sapporo-shi, Hokkaido (Note 5)	Real estate	254	246
		PRIME URBAN Maruyama	1-1, Nishi 22-Chome Kita 4-Jo, Chuo-ku, Sapporo-shi, Hokkaido	Real estate	232	227
		PRIME URBAN Kita Nijuyo Jo	2-1 Higashi 1-Chome Kita 23-Jo, Higashi-ku, Sapporo-shi, Hokkaido	Real estate	445	433
		PRIME URBAN Sapporo Idaimae	1-20 Nishi 13-Chome Minami 4-Jo, Chuo-ku, Sapporo-shi, Hokkaido	Real estate	625	610
		PRIME URBAN Sapporo Riverfront	1-1 Nishi 1-Chome Minami 9-Jo, Chuo-ku, Sapporo-shi, Hokkaido	Real estate	4,560	4,444
		PRIME URBAN Kita Sanjo Dori	2-2 Higashi 2-Chome Kita 3-Jo, Chuo-ku, Sapporo-shi, Hokkaido (Note 5)	Real estate	1,780	1,714
		PRIME URBAN Nagamachi Icchome	1-2-30 Nagamachi Icchome, Taihaku-ku, Sendai-shi, Miyagi	Real estate	1,010	1,131
		PRIME URBAN Yaotome Chuo	3-8-70 Yaotome Chuo, Izumi-ku, Sendai-shi, Miyagi	Real estate	417	460
		PRIME URBAN Tsutsumidori Amamiya	4-37 Tsutsumidori Amamiya-machi, Aoba-ku, Sendai-shi, Miyagi	Real estate	843	950
		PRIME URBAN Aoi	1-13-24 Aoi, Higashi-ku, Nagoya-shi, Aichi	Trust beneficiary interest	724	706
		PRIME URBAN Kanayama	4-2-37 Masaki, Naka-ku, Nagoya-shi, Aichi	Real estate	571	548
		PRIME URBAN Tsurumai	5-8-29 Chiyoda Naka-ku, Nagoya-shi, Aichi	Real estate	1,050	1,010
		PRIME URBAN Kamimaezu	2-4-2 Kamimaezu Naka-ku, Nagoya-shi, Aichi	Real estate	1,610	1,578
		PRIME URBAN Izumi	1-20-28 Izumi Higashi-ku, Nagoya-shi, Aichi	Real estate	3,870	3,741
		PRIME URBAN Esaka I	3-26-27 Tarumi-cho, Suita-shi, Osaka	Trust beneficiary interest	657	646
		PRIME URBAN Esaka II	3-31-31 Tarumi-cho, Suita-shi, Osaka	Trust beneficiary interest	809	786
		PRIME URBAN Esaka III	10-19 Hiroshiba-cho, Suita-shi, Osaka	Real estate	1,200	1,180
		PRIME URBAN Tamatsukuri	2-16-11 Tamatsukuri Chuo-ku, Osaka-shi, Osaka	Real estate	1,040	1,013
		PRIME URBAN Sakaisuji Honmachi	1-5-10 Kyutaro-cho, Chuo-ku, Osaka-shi, Osaka	Real estate	1,820	1,796
		PRIME URBAN Hakata	2-14-7 Minoshima, Hakata-ku, Fukuoka-shi, Fukuoka	Real estate	589	583
		PRIME URBAN Yakuin Minami	1-14-10 Shirogane, Chuo-ku, Fukuoka-shi, Fukuoka	Real estate	269	262
		PRIME URBAN Kashii	2-3-7 Kashii Ekimae Higashi-ku, Fukuoka-shi, Fukuoka	Real estate	326	394
		PRIME URBAN Hakata Higashi	6-4-23 Yoshizuka Hakata-ku, Fukuoka-shi, Fukuoka	Real estate	515	616
		PRIME URBAN Chihaya	4-11-20 Chihaya Higashi-ku, Fukuoka-shi, Fukuoka	Real estate	543	599
Residential subtotal			―	―	166,023	163,395
Portfolio total			―	―	829,072	790,306

(Note1)
“Appraisal value at the end of period” is the appraisal or investigation value provided by the respective real estate appraiser (the value calculated by the respective real estate appraiser with the date of the 1st fiscal period-end (February 29, 2016) as the effective date of value and the value indicated by the income approach as a standard) in accordance with NMF’s Articles of Incorporation and the Regulations Concerning Accounting of Investment Corporations. The appraisal or investigation value of real estate is no more than an indication of the opinion of the value of the appraised real estate at the time of appraisal by the respective real estate appraiser, etc. conducted in accordance with the Act on Real Estate Appraisal (Act No. 152 of 1963; including subsequent amendments), real estate appraisal standards, etc. Reappraisal of the same real estate may result in a different appraisal or investigation value, depending on the real estate appraiser conducting the appraisal and the method or timing of the appraisal. In addition, the appraisal of real estate is not a guarantee or promise of the possibility of transactions at present or in the future at the appraised value. Furthermore, the cost approach and income approach (direct capitalization approach and discounted cash flow approach) are used in appraisal calculations. The appraisal value is determined by the income approach if the subject real estate’s price is based on an emphasis on investment profitability in the market and it is seen as an investment target for qualified institutional investors, etc. The value indicated by the cost approach is used as an index to verify the value indicated by the income approach. “Direct capitalization approach” is a method where the net revenue in a certain period is capitalized by the capitalization rate, among methods of seeking the value indicated by the income approach (a method of seeking the estimated value of real estate by seeking the sum of the present value of the net revenue the real estate is expected to generate in the future). “Discounted cash flow (DCF) approach” is a method where the net income and terminal value arising in multiple successive periods are discounted to present value according to their periods and totaled, among methods of seeking the value indicated by the income approach.

(Note 2)
“Book value” stands for the aggregate purchase price of lands, buildings, structures, machinery and equipment, tools and fixtures, construction in progress, and leaseholds owned directly or held in trust, less depreciation including expenses associated with these purchases.

Of the properties whose disposal is determined as of March 29, 2016, the Book value of Toho Edogawabashi Building, PRIME URBAN Nakano, and PRIME URBAN Urayasu II is the book value after the treatment of the impairment loss made for the 1st fiscal period.
(Note 3)	The Company’s stake in this property is quasi co-ownership of 50.1% of entirety. The appraisal value and book value as of February 29, 2016 accounted solely for the quasi co-ownership.
(Note 4)	The Company’s stake in this property is quasi co-ownership of 51.0% of entirety. The appraisal value and book value as of February 29, 2016 accounted solely for the quasi co-ownership.
(Note 5)	Residential indication of the property is not available yet.

Use	Area	Property name	1st Fiscal Period (October 1, 2015~Feburuary 29, 2016)
			Total number of tenants at end of period (Note 1)	Occupancy rate at end of period (%)	Property leasing operating revenue during period (millions of yen)	As a percentage of total property leasing operating revenue (%)
Office	Tokyo	Shinjuku Nomura Bldg.	104	97.4	1,361	5.6
		NRE Tennozu Bldg.	6	100.0	(Note 2)	(Note 2)
		Kojimachi Millennium Garden	2	99.5	(Note 2)	(Note 2)
		NOF Nihonbashi Honcho Bldg.	15	98.9	577	2.4
		Tennozu Park Side Bldg.	20	90.9	407	1.7
		NOF Shinjuku Minamiguchi Bldg.	18	96.0	245	1.0
		NOF Shibuya Koen-dori Bldg.	7	100.0	209	0.9
		Secom Medical Bldg.	1	100.0	(Note 2)	(Note 2)
		NOF Shiba Bldg.	11	100.0	199	0.8
		Nishi-Shinjuku Showa Bldg.	19	95.9	229	0.9
		NRE Shibuya Dogenzaka Bldg.	7	100.0	115	0.5
		NOF Tameike Bldg.	15	100.0	137	0.6
		Iwamoto-cho Toyo Bldg.	7	100.0	112	0.5
		NOF Shinagawa Konan Bldg.	4	87.4	121	0.5
		NOF Surugadai Plaza Bldg.	3	100.0	124	0.5
		PMO Nihonbashi Honcho	7	100.0	94	0.4
		PMO Nihonbashi Kayabacho	9	100.0	108	0.4
		Otemachi Tatemono Gotanda Bldg.	11	96.5	187	0.8
		NRE Higashi-nihonbashi Bldg.	6	93.0	109	0.5
		PMO Akihabara	5	100.0	102	0.4
		Hatchobori NF Bldg.	8	100.0	71	0.3
		NOF Kanda Iwamoto-cho Bldg.	8	100.0	108	0.4
		NOF Takanawa Bldg.	14	100.0	86	0.4
		PMO Hatchobori	8	100.0	68	0.3
		NOF Minami-Shinjuku Bldg.	6	100.0	70	0.3
		PMO Nihonbashi Odenmacho	9	100.0	60	0.2
		Central Shintomicho Bldg.	6	100.0	48	0.2
		PMO Higashi-nihonbashi	7	100.0	44	0.2
		NRE Ueno Bldg.	9	100.0	171	0.7
		NOF Technoport Kamata Center Bldg.	21	97.7	191	0.8
		NF Hongo Building	1	100.0	(Note 2)	(Note 2)
		Toho Edogawabashi Bldg.	9	100.0	39	0.2
		Toshin Meguro Bldg.	7	100.0	27	0.1
		Crystal Park Bldg.	10	98.6	100	0.4
		NOF Kichijoji Honcho Bldg.	8	100.0	57	0.2
		Faret Tachikawa Center Square	17	100.0	176	0.7
		NOF Kawasaki Higashiguchi Bldg.	32	100.0	256	1.1
		NOF Yokohama Nishiguchi Bldg.	38	100.0	179	0.7
		NOF Shin-Yokohama Bldg.	9	100.0	127	0.5
		Yokohama Odori Koen Bldg.	18	100.0	75	0.3
	Other	Sapporo North Plaza	49	98.6	288	1.2
		NRE Sapporo Bldg.	4	100.0	152	0.6
		JCB Sapporo Higashi Bldg.	1	100.0	(Note 2)	(Note 2)
		NOF Sendai Aoba-dori Bldg.	38	98.2	114	0.5

Use	Area	Property name	1st Fiscal Period (October 1, 2015~Feburuary 29, 2016)
			Total number of tenants at end of period (Note 1)	Occupancy rate at end of period (%)	Property leasing operating revenue during period (millions of yen)	As a percentage of total property leasing operating revenue (%)
		NOF Utsunomiya Bldg.	31	100.0	120	0.5
		NOF Nagoya Fushimi Bldg.	16	100.0	70	0.3
		NOF Nagoya Yanagibashi Bldg.	17	100.0	96	0.4
		Omron Kyoto Center Bldg.	1	100.0	(Note 2)	(Note 2)
		SORA Shin-Osaka 21	40	91.4	398	1.6
		NRE Osaka Bldg.	25	100.0	341	1.4
		NRE Nishi-Umeda Bldg.	16	100.0	132	0.5
		NRE Yotsubashi Bldg.	19	100.0	203	0.8
		NRE Hiroshima Bldg.	20	100.0	141	0.6
		NOF Hakata Ekimae Bldg.	53	98.6	155	0.6
		NOF Tenjin-Minami Bldg.	25	100.0	66	0.3
Office subtotal			877	98.3	10,858	44.7

Use	Area	Property name	1st Fiscal Period (October 1, 2015 – February 29, 2016)
			Total number of tenants at end of period (Note 1)	Occupancy rate at end of period (%)	Property leasing operating revenue during period (millions of yen)	As a percentage of total property leasing operating revenue (%)
Retail	Tokyo	Morisia Tsudanuma	106	97.5	926	3.8
		Yokosuka More’s City	1	100.0	(Note 2)	(Note 2)
		Recipe SHIMOKITA	11	100.0	264	1.1
		Kawasaki More’s	1	100.0	(Note 2)	(Note 2)
		EQUINIA Shinjuku	13	100.0	142	0.6
		EQUINIA Ikebukuro	13	100.0	123	0.5
		covirna machida	7	100.0	134	0.6
		Nitori Makuhari	1	100.0	(Note 2)	(Note 2)
		Konami Sports Club Fuchu	1	100.0	(Note 2)	(Note 2)
		FESTA SQUARE	1	100.0	(Note 2)	(Note 2)
		GEMS Shibuya	10	100.0	79	0.3
		Sundai Azamino	1	100.0	(Note 2)	(Note 2)
		EQUINIA Aobadai	7	100.0	64	0.3
		Megalos Kanagawa	1	100.0	(Note 2)	(Note 2)
		Mitsubishi Motors Meguro	1	100.0	(Note 2)	(Note 2)
		Mitsubishi Motors Chofu	1	100.0	(Note 2)	(Note 2)
		Mitsubishi Motors Shibuya	1	100.0	(Note 2)	(Note 2)
		Mitsubishi Motors Nerima	1	100.0	(Note 2)	(Note 2)
		Mitsubishi Motors Kawasaki	1	100.0	(Note 2)	(Note 2)
		Mitsubishi Motors Takaido	1	100.0	(Note 2)	(Note 2)
		Mitsubishi Motors Katsushika	1	100.0	(Note 2)	(Note 2)
		Mitsubishi Motors Higashikurume	1	100.0	(Note 2)	(Note 2)
		Mitsubishi Motors Setagaya	1	100.0	(Note 2)	(Note 2)
		Mitsubishi Motors Suginami	1	100.0	(Note 2)	(Note 2)
		Mitsubishi Motors Sekimachi	1	100.0	(Note 2)	(Note 2)
		Mitsubishi Motors Higashiyamato	1	100.0	(Note 2)	(Note 2)
		Mitsubishi Motors Motosumiyoshi	1	100.0	(Note 2)	(Note 2)
		Mitsubishi Motors Kawagoe	1	100.0	(Note 2)	(Note 2)
		Mitsubishi Motors Edogawa	1	100.0	(Note 2)	(Note 2)
		Mitsubishi Motors Sayama	1	100.0	(Note 2)	(Note 2)
		NRE Kichijoji Building (Note 3)	1	100.0	(Note 2)	(Note 2)
		GEMS Ichigaya (Note 3)	10	100.0	48	0.2
	Other	Universal CityWalk Osaka	46	88.7	683	2.8
		Izumiya Senrioka	1	100.0	(Note 2)	(Note 2)
		Merad Owada	1	100.0	(Note 2)	(Note 2)
		Izumiya Yao	1	100.0	(Note 2)	(Note 2)
		Izumiya Obayashi	1	100.0	(Note 2)	(Note 2)
		Ichibancho stear	7	100.0	193	0.8
		EQUINIA Aobadori	17	97.7	132	0.5
Retail facilities subtotal			275	99.3	5,055	20.8

Use	Area	Property name	1st Fiscal Period (October 1, 2015 – February 29, 2016)
			Total number of tenants at end of period (Note 1)	Occupancy rate at end of period (%)	Property leasing operating revenue during period (millions of yen)	As a percentage of total property leasing operating revenue (%)
Logistics	Tokyo	Landport Urayasu	2	100.0	(Note 2)	(Note 2)
		Landport Itabashi	2	100.0	(Note 2)	(Note 2)
		Landport Kawagoe	2	100.0	(Note 2)	(Note 2)
		Landport Atsugi	2	100.0	(Note 2)	(Note 2)
		Sagamihara Tana Logistics Center	1	100.0	(Note 2)	(Note 2)
		Sagamihara Onodai Logistics Center	1	100.0	(Note 2)	(Note 2)
		Landport Hachioji	6	100.0	245	1.0
		Landport Kasukabe	1	100.0	(Note 2)	(Note 2)
		Funabashi Logistics Center	2	100.0	(Note 2)	(Note 2)
		Atsugi Minami Logistics Center B Tower	1	100.0	(Note 2)	(Note 2)
		Hanyu Logistics Center	1	100.0	(Note 2)	(Note 2)
		Kawaguchi Logistics Center B Tower	1	100.0	(Note 2)	(Note 2)
		Kawaguchi Logistics Center A Tower	1	100.0	(Note 2)	(Note 2)
		Atsugi Minami Logistics Center A Tower	1	100.0	(Note 2)	(Note 2)
		Kawaguchi Ryoke Logistics Center	1	100.0	(Note 2)	(Note 2)
	Other	Ota Nitta Logistics Center	1	100.0	(Note 2)	(Note 2)
		Ota Higashishinmachi Logistics Center	1	100.0	(Note 2)	(Note 2)
		Ota Kiyohara Logistics Center	1	100.0	(Note 2)	(Note 2)
		Chiyodamachi Logistics Center	1	100.0	(Note 2)	(Note 2)
Logistics facilities subtotal			29	100.0	3,790	15.6

Use	Area	Property name	1st Fiscal Period (October 1, 2015 – February 29, 2016)
			Total number of tenants at end of period (Note 1)	Occupancy rate at end of period (%)	Property leasing operating revenue during period (millions of yen)	As a percentage of total property leasing operating revenue (%)
Residential	Tokyo	PROUD FLAT Shirokane Takanawa	1	98.4	79	0.3
		PROUD FLAT Yoyogi Uehara	1	98.1	24	0.1
		PROUD FLAT Hatsudai	1	100.0	19	0.1
		PROUD FLAT Shibuya Sakuragaoka	1	100.0	18	0.1
		PROUD FLAT Gakugei Daigaku	1	100.0	20	0.1
		PROUD FLAT Meguro Gyoninzaka	1	97.5	23	0.1
		PROUD FLAT Sumida Riverside	1	94.5	62	0.3
		PROUD FLAT Kagurazaka	1	100.0	40	0.2
		PROUD FLAT Waseda	1	96.9	29	0.1
		PROUD FLAT Shinjuku Kawadacho	1	98.1	24	0.1
		PROUD FLAT Sangen Jaya	1	96.4	29	0.1
		PROUD FLAT Kamata	1	97.3	31	0.1
		PROUD FLAT Kamata II	1	97.5	88	0.4
		PROUD FLAT Shinotsuka	1	97.2	16	0.1
		PROUD FLAT Kiyosumi Shirakawa	1	100.0	25	0.1
		PROUD FLAT Monzen Nakacho II	1	100.0	17	0.1
		PROUD FLAT Monzen Nakacho I	1	100.0	27	0.1
		PROUD FLAT Fujimidai	1	100.0	46	0.2
		PROUD FLAT Asakusa Komagata	1	100.0	52	0.2
		PROUD FLAT Yokohama	1	97.5	60	0.3
		PROUD FLAT Kamioooka	1	100.0	79	0.3
		PROUD FLAT Tsurumi II	1	97.4	52	0.2
		PRIME URBAN Azabu Juban	1	94.6	26	0.1
		PRIME URBAN Akasaka	1	95.2	22	0.1
		PRIME URBAN Tamachi	1	100.0	25	0.1
		PRIME URBAN Shibaura LOFT	1	93.2	48	0.2
		PRIME URBAN Hatagaya	1	100.0	12	0.1
		PRIME URBAN Yoyogi	1	94.2	9	0.0
		PRIME URBAN Ebisu II	1	100.0	28	0.1
		PRIME URBAN Bancho	1	100.0	27	0.1
		PRIME URBAN Chiyoda Fujimi	1	100.0	17	0.1
		PRIME URBAN Iidabashi	1	98.9	49	0.2
		PRIME URBAN Ebisu	1	100.0	31	0.1
		PRIME URBAN Naka Meguro	1	98.0	33	0.1
		PRIME URBAN Gakugei Daigaku	1	100.0	20	0.1
		PRIME URBAN Senzoku	1	100.0	12	0.1
		PRIME URBAN Meguro Riverside	1	100.0	11	0.0
		PRIME URBAN Meguro Ohashi Hills	1	98.3	70	0.3
		PRIME URBAN Meguro Aobadai	1	100.0	32	0.1

Use	Area	Property name	1st Fiscal Period (October 1, 2015 – February 29, 2016)
			Total number of tenants at end of period (Note 1)	Occupancy rate at end of period (%)	Property leasing operating revenue during period (millions of yen)	As a percentage of total property leasing operating revenue (%)
		PRIME URBAN Gakugei Daigaku II	1	97.3	25	0.1
		PRIME URBAN Naka Meguro II	1	93.3	65	0.3
		PRIME URBAN Kachidoki	1	94.0	74	0.3
		PRIME URBAN Shinkawa	1	96.5	62	0.3
		PRIME URBAN Nihonbashi Yokoyamacho	1	97.6	106	0.4
		PRIME URBAN Nihonbashi Hamacho	1	92.5	39	0.2
		PRIME URBAN Hongo Ikizaka	1	96.3	14	0.1
		PRIME URBAN Hakusan	1	100.0	21	0.1
		PRIME URBAN Yotsuya Gaien Higashi	1	100.0	37	0.2
		PRIME URBAN Ochiai	1	96.6	10	0.0
		PRIME URBAN Nishi Shinjuku I	1	100.0	30	0.1
		PRIME URBAN Nishi Shinjuku II	1	97.8	23	0.1
		PRIME URBAN Shinjuku Naitomachi	1	100.0	11	0.0
		PRIME URBAN Nishi Waseda	1	100.0	11	0.0
		PRIME URBAN Shinjuku Ochiai	1	96.1	17	0.1
		PRIME URBAN Mejiro	1	97.1	35	0.1
		PRIME URBAN Kagurazaka	1	97.9	68	0.3
		PRIME URBAN Sangen Jaya III	1	97.0	20	0.1
		PRIME URBAN Chitose Karasuyama	1	96.2	22	0.1
		PRIME URBAN Sangen Jaya II	1	100.0	15	0.1
		PRIME URBAN Sangen Jaya	1	100.0	19	0.1
		PRIME URBAN Minami Karasuyama	1	100.0	20	0.1
		PRIME URBAN Karasuyama Galleria	1	94.0	14	0.1
		PRIME URBAN Karasuyama Court	1	100.0	10	0.0
		PRIME URBAN Kamikitazawa	1	88.8	16	0.1
		PRIME URBAN Chitose Funabashi	1	97.6	18	0.1
		PRIME URBAN Yoga	1	96.1	36	0.2
		PRIME URBAN Shinagawa Nishi	1	97.9	17	0.1
		PRIME URBAN Osaki	1	94.9	45	0.2
		PRIME URBAN Oimachi II	1	99.1	41	0.2
		PRIME URBAN Yukigaya	1	97.9	29	0.1
		PRIME URBAN Omori	1	98.1	23	0.1
		PRIME URBAN Denenchofu Minami	1	98.1	20	0.1
		PRIME URBAN Nagahara Kamiikedai	1	91.7	37	0.2
		PRIME URBAN Nakano	1	92.9	15	0.1
		PRIME URBAN Nakano Kamitakada	1	100.0	16	0.1
		PRIME URBAN Takaido	1	100.0	32	0.1
		PRIME URBAN Nishi Ogikubo	1	95.1	11	0.0
		PRIME URBAN Nishi Ogikubo II	1	98.8	42	0.2
		PRIME URBAN Otsuka	1	91.5	19	0.1
		PRIME URBAN Komagome	1	96.1	15	0.1
		PRIME URBAN Ikebukuro	1	99.3	92	0.4
		PRIME URBAN Monzen Nakacho	1	94.2	64	0.3
		PRIME URBAN Kameido	1	97.9	21	0.1
		PRIME URBAN Sumiyoshi	1	100.0	15	0.1
		PRIME URBAN Mukojima	1	96.4	17	0.1

Use	Area	Property name	1st Fiscal Period (October 1, 2015 – February 29, 2016)
			Total number of tenants at end of period (Note 1)	Occupancy rate at end of period (%)	Property leasing operating revenue during period (millions of yen)	As a percentage of total property leasing operating revenue (%)
		PRIME URBAN Kinshi Koen	1	97.4	34	0.1
		PRIME URBAN Kinshicho	1	100.0	19	0.1
		PRIME URBAN Hirai	1	98.1	19	0.1
		PRIME URBAN Kasai	1	95.6	17	0.1
		PRIME URBAN Kasai II	1	98.5	26	0.1
		PRIME URBAN Kasai East	1	98.7	32	0.1
		PRIME URBAN Ekoda	1	94.8	11	0.0
		PRIME URBAN Itabashi Kuyakushomae	1	100.0	31	0.1
		PRIME URBAN Asakusa	1	90.5	13	0.1
		PRIME URBAN Machiya South Court	1	99.0	61	0.3
		PRIME URBAN Musashi Koganei	1	96.0	59	0.2
		PRIME URBAN Musashino Hills	1	98.2	30	0.1
		PRIME URBAN Koganei Honcho	1	97.4	23	0.1
		PRIME URBAN Kumegawa	1	100.0	47	0.2
		PRIME URBAN Musashi Kosugi comodo	1	100.0	61	0.3
		PRIME URBAN Kawasaki	1	94.7	30	0.1
		PRIME URBAN Shinyurigaoka	1	57.5	30	0.1
		PRIME URBAN Tsurumi Teraya	1	94.4	17	0.1
		PRIME URBAN Urayasu II	1	92.6	7	0.0
		PRIME URBAN Urayasu	1	96.7	22	0.1
		PRIME URBAN Gyotoku I	1	96.2	18	0.1
		PRIME URBAN Gyotoku II	1	100.0	20	0.1
		PRIME URBAN Gyotoku Ekimae	1	97.3	13	0.1
		PRIME URBAN Gyotoku Ekimae II	1	82.6	15	0.1
		PRIME URBAN Gyotoku III	1	93.5	25	0.1
		PRIME URBAN Nishi Funabashi	1	90.0	21	0.1
		PRIME URBAN Kawaguchi	1	98.4	48	0.2
		PROUD FLAT Hatchobori (Note 3)	1	97.5	18	0.1
		PROUD FLAT Itabashi Honcho (Note 3)	1	100.0	16	0.1
	Other	PROUD FLAT Itsutsubashi	1	98.7	25	0.1
		PROUD FLAT Kawaramachi	1	88.5	23	0.1
		PROUD FLAT Shin Osaka	1	94.5	47	0.2
		PRIME URBAN Yamahana	1	97.7	10	0.0
		PRIME URBAN Kita Juyo Jo	1	96.8	11	0.0
		PRIME URBAN Odori Koen I	1	100.0	14	0.1
		PRIME URBAN Odori Koen II	1	100.0	9	0.0
		PRIME URBAN Kita Juichi Jo	1	98.3	20	0.1
		PRIME URBAN Miyanosawa	1	89.8	18	0.1
		PRIME URBAN Odori Higashi	1	100.0	15	0.1
		PRIME URBAN Chiji Koukan	1	100.0	11	0.0
		PRIME URBAN Maruyama	1	85.3	8	0.0
		PRIME URBAN Kita Nijuyo Jo	1	100.0	17	0.1
		PRIME URBAN Sapporo Idaimae	1	95.0	23	0.1
		PRIME URBAN Sapporo Riverfront	1	97.3	155	0.6
		PRIME URBAN Kita Sanjo Dori	1	98.0	57	0.2
		PRIME URBAN Nagamachi Icchome	1	100.0	34	0.1

Use	Area	Property name	1st Fiscal Period (October 1, 2015 – February 29, 2016)
			Total number of tenants at end of period (Note 1)	Occupancy rate at end of period (%)	Property leasing operating revenue during period (millions of yen)	As a percentage of total property leasing operating revenue (%)
		PRIME URBAN Yaotome Chuo	1	95.6	14	0.1
		PRIME URBAN Tsutsumidori Amamiya	1	95.9	36	0.1
		PRIME URBAN Aoi	1	98.1	21	0.1
		PRIME URBAN Kanayama	1	100.0	20	0.1
		PRIME URBAN Tsurumai	1	91.3	34	0.1
		PRIME URBAN Kamimaezu	1	98.1	45	0.2
		PRIME URBAN Izumi	1	95.9	103	0.4
		PRIME URBAN Esaka I	1	97.9	17	0.1
		PRIME URBAN Esaka II	1	93.1	21	0.1
		PRIME URBAN Esaka III	1	94.2	33	0.1
		PRIME URBAN Tamatsukuri	1	94.3	28	0.1
		PRIME URBAN Sakaisuji Honmachi	1	94.5	52	0.2
		PRIME URBAN Hakata	1	100.0	23	0.1
		PRIME URBAN Yakuin Minami	1	97.2	10	0.0
		PRIME URBAN Kashii	1	100.0	12	0.1
		PRIME URBAN Hakata Higashi	1	98.3	20	0.1
		PRIME URBAN Chihaya	1	98.1	19	0.1
Residential subtotal			148	96.9	4,607	19.0
Portfolio total			1,329	98.9	24,312	100.0
(Note 1)
In the calculation of “number of tenants,” when some or all rental units are collectively leased for the purpose of subleasing and the lessee in the lease agreement (master lease agreement) has concluded an agreement with an end-tenant (sublessee that is the actual user) for subleasing the rental units, the lessee of the master lease agreement is counted as one tenant. However, in the case of assets with a so-called pass-through master lease agreement where the rent received from the lessee in the master lease agreement is the same amount as the rent that the lessee receives from the end-tenant, the total number of end-tenants is shown. In addition, if multiple rental units in a specific asset are leased to a specific tenant, this is counted as one tenant for the asset and, if multiple assets are leased to a specific tenant, these are counted separately and the total of that number of tenants is shown in the subtotal and total columns.

(Note 2)
Not disclosed, because consent has not been obtained from the tenant. Office subtotal, Retail subtotal, Logistics subtotal, Residential subtotal and Total figures are the sum of the figures including not disclosed, since consent has not been obtained from the tenant.

(Note 3)
NRE Kichijoji Building, GEMS Ichigaya, PROUD FLAT Hatchobori and PROUD FLAT Itabashi Honcho were acquired on October 30, 2015 and thus “Property leasing operating revenue” of 1st Period indicates such amount after the acquisition date.

(4) Description of Renewable Energy Power Generation Facilities, etc.
Not applicable.

(5) Description of Operating Rights of Public Facilities, etc.
Not applicable.

(6) Breakdown of securities in portfolio
Breakdown of securities in portfolio held by NMF at the end of 1st fiscal period is as follows.
Name	Type of asset	Units	Book value		Market value (Note 1)		Unrealized gain/loss (million yen)	Remarks
			Unit price	Total price (million yen)	Unit price	Total price (million yen)
Godo Kaisha Osaka Hirakata Project Silent Partnership Equity Interest (Note 2)	Silent partnership equity interest	－	－	91	－	91	－	－
Total	－	－	－	91	－	91	－	－
(Note1)	Book value is noted as market value.
(Note2)	Investing in real estate in trust beneficiary interest as Hirakata Kuzuha Logistics Center for main trust asset.

(7) Status of contract amount, etc. and fair value of specific transactions
Status of contract amount, etc. and fair value of specific transactions conducted by NMF at the end of 1st fiscal period is as follows.
Category	Type	Contract amount, etc. (millions of yen) (Note 1)		Fair value (millions of yen) (Note 2)
			Over 1year
Transaction other than market transaction	Interest rate swap transaction (Variable receipt/fixed payment)	253,082	220,796	(5,374)
Total		253,082	220,796	(5,374)
(Note 1)	Contract amount, etc. of interest rate swap transaction is indicated based on the notional amount.
(Note 2)	Evaluated at the price provided by the counterparty based on the prevailing market rate.

(8) Status of Other Assets
The Real Estate and Trust Beneficial Interest held by NMF are all listed in the table under the title “(3) Itemization of Real Estate, etc. Portfolio Assets,” and NMF had no other assets to integrate into the portfolio as of the end of 1st fiscal period other than assets included in “(3) Itemization of Real Estate, etc. Portfolio Assets” and “(6) Breakdown of securities in portfolio” above.

(9) Status of assets by country and region
Status of the Real Estate and Trust Beneficial Interest held by NMF by country and region at the end of 1st fiscal period is as follows.
Country	Total assets held (Note 1)	Appraisal value at end of period (Note 2)		Number of properties
			Percentage to total assets
Japan	790,306 million yen	829,072 million yen	100.0%	261
Total	790,306 million yen	829,072 million yen	100.0%	261
(Note 1)	Total assets held indicated are based on book value after depreciation.
(Note 2)	Appraisal value at end of period indicates the total amount of the appraisal or investigation values provided by real estate appraisers.

4．Capital Expenditures for Real Estate Held
(1) Schedule of Capital Expenditures
Of the scheduled amount of capital expenditures associated with renovation work, etc. planned (or completed) to the date of this report for the assets held at the end of the 1st fiscal period, the following are the major capital expenditures. Please note that the scheduled construction amount below includes the portion charged to expenses in accounting.

Name of real estate, etc. (Location)	Purpose	Scheduled period	Scheduled construction amount (thousand yen)
			Total amount	Amount paid during period	Total amount already paid
Shinjuku Nomura Building (Shinjuku-ku, Tokyo)	Renewal of extra high voltage substation facility	From Feb. 2011 To Mar. 2017	460,000	-	411,507
Shinjuku Nomura Building (Shinjuku-ku, Tokyo)	Renewal of central monitoring panel	From Jul. 2014 To Oct. 2017	345,000	81,928	35,951
Shinjuku Nomura Building (Shinjuku-ku, Tokyo)	Measure works for long-period earthquake motion	From Jan. 2015 To Sep. 2016	976,000	325,650	-
NOF Shinjuku Minamiguchi Building (Shinjuku -ku, Tokyo)	Renewal of air-conditioning system	From Jun. 2016 To Aug. 2017	275,000	-	-
NOF Utsunomiya Building (Utsunomiya-shi, Tochigi)	Renewal of air-conditioning system	From Jul. 2015 To Jul. 2016	324,000	64,800	64,800

(2) Capital Expenditures During the Fiscal Period
The following is an overview of the major construction work falling under the category of capital expenditures that were conducted during the 1st fiscal period for the assets held as of the end of the 1st fiscal period. Capital expenditures during the 1st fiscal period were 2,335,419 thousand yen and, when combined with the 1,555,616 thousand yen repair expenses charged to expenses during the 1st fiscal period, a total of 3,891,036 thousand yen in construction was implemented.
Name of real estate, etc. (Location)	Purpose	Construction period	Construction amount (thousand yen)
Otemachi Tatemono Gotanda Building (Shinagawa-ku, Tokyo)	Renewal of air conditioning	From Jul. 2015 To Jan. 2016	147,829
NOF Shin-Yokohama Building (Yokohama-shi, Kanagawa)	Renewal of packaged air conditioning system	From Nov. 2015 To Feb. 2016	84,807
Morisia Tsudanuma (Narashino-shi, Chiba)	Renewal of escalator control system	From Dec. 2015 To Feb. 2016	80,126
Shinjuku Nomura Building (Shinjuku-ku, Tokyo)	Renewal of central monitoring	From Jul. 2014 To Oct. 2015	78,790
Other Properties	Improvement of features	From Oct. 2015 To Feb. 2016	1,943,865
Total			2,335,419

(3) Cash Reserved for Long-Term Repair Plans (Reserve for Repairs)
Based on long-term repair plans formed for each property, NMF sets aside the cash reserves to provide for medium- to long-term future large-scale repairs, etc. from cash flows during the period.

(millions of Yen)
1st fiscal period from Oct. 1, 2015 to Feb. 29, 2016
Reserve for the beginning of the period	6,070
Reserve for the current fiscal period	1,123
Reversal of reserve for the current fiscal period	547
Reserve brought forward	6,647

5．Status of Expenses and Liabilities
(1) Itemization of Expenses for Management, etc.
Item	1st Fiscal Period From October 1, 2015 To February 29, 2016
Asset management fee (Note 1)	1,505,234 thousand yen
Asset custody fee	21,349 thousand yen
Administrative service fee	185,995 thousand yen
Director’s compensation	6,000 thousand yen
Other expenses (Note 2)	2,863,795 thousand yen
Total	4,582,374 thousand yen
(Note 1)
As to Asset management fee, in addition to the amounts indicated above, asset management fee of 45,150 thousand yen for 1st fiscal period has been expensed in association with property acquisition included in the book value for each real estate, etc.

(Note 2)	Merger expenses of 2,590,275 thousand yen are included.

(2) Status of Borrowings
The following is the status of borrowings from each financial institution as of the end of 1st fiscal period.
(Unit: thousands of yen)
	Account	Drawdown date	Balance at beginning of period (Note 1)	Balance at end of period	Average interest rate (%) (Note 2)	Maturity date	Repayment method	Use	Remarks
	Lender
Short-term borrowings	The Bank of Tokyo-Mitsubishi UFJ, Ltd.	June 30, 2015	1,000,000	1,000,000	0.17545	May 26, 2016	Lump-sum repayment	(Note 3)	Unsecured / Unguaranteed
	Sumitomo Mitsui Banking Corporation		1,000,000	1,000,000
	Mizuho Bank, Ltd.		1,000,000	1,000,000
	Resona Bank, Limited		600,000	600,000
	The Bank of Fukuoka, Ltd.		500,000	500,000
	The Bank of Tokyo-Mitsubishi UFJ, Ltd.	February 24, 2016	-	2,000,000	0.67863	February 24, 2017
	Sumitomo Mitsui Banking Corporation		-	2,000,000
	Mizuho Bank, Ltd.		-	1,000,000
Subtotal			4,100,000	9,100,000
Current portion of long-term debt	The Bank of Tokyo-Mitsubishi UFJ, Ltd.	December 26, 2011	4,700,000	-	1.00000	December 26, 2015	Lump-sum repayment	(Note 3)	Unsecured / Unguaranteed
	The Chugoku Bank, Ltd.	December 27, 2012	500,000	-	0.55000	December 26, 2015
	Sumitomo Mitsui Trust Bank, Limited	February 27, 2012	3,000,000	-	0.90800	February 27, 2016
	The Nomura Trust and Banking Co., Ltd.		2,000,000	-
	The Hiroshima Bank, Ltd.		500,000	-
	Mitsui Sumitomo Insurance Co., Ltd.	June 24, 2013	1,000,000	1,000,000	0.52000	May 26, 2016
	Sumitomo Mitsui Banking Corporation	December 26, 2011	4,700,000	4,700,000	1.11700	June 26, 2016
	Mitsubishi UFJ Trust and Banking Corporation		4,700,000	4,700,000
	Mitsubishi UFJ Trust and Banking Corporation	August 26, 2011	1,000,000	1,000,000	1.10100	August 26, 2016
	Resona Bank, Limited		1,000,000	1,000,000
	The Chugoku Bank, Ltd.		1,000,000	1,000,000
	Mitsubishi UFJ Trust and Banking Corporation	September 25, 2012	1,000,000	1,000,000	0.79750	August 26, 2016

Account	Drawdown date	Balance at beginning of period (Note 1)	Balance at end of period	Average interest rate (%) (Note 2)	Maturity date	Repayment method	Use	Remarks
Lender
Sumitomo Mitsui Trust Bank, Limited		1,000,000	1,000,000
Mitsubishi UFJ Trust and Banking Corporation	March 27, 2014	1,500,000	1,500,000	0.44545	August 26, 2016
Sumitomo Mitsui Trust Bank, Limited		1,500,000	1,500,000
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	June 13, 2013	-	2,000,000	0.64250	November 26, 2016
Sumitomo Mitsui Banking Corporation		-	2,000,000
Mizuho Bank, Ltd.		-	2,000,000
Mitsubishi UFJ Trust and Banking Corporation		-	2,000,000
Sumitomo Mitsui Trust Bank, Limited		-	2,000,000
Mizuho Trust & Banking Co., Ltd.		-	1,000,000
The Norinchukin Bank		-	2,000,000
Mitsubishi UFJ Trust and Banking Corporation	March 16, 2012	-	500,000	1.07450	February 26, 2017
Sumitomo Mitsui Trust Bank, Limited		-	500,000
Sumitomo Mitsui Trust Bank, Limited	August 27, 2012	-	1,000,000	0.88700	February 26, 2017
The Iyo Bank, Ltd.		-	500,000
The Bank of Yokohama, Ltd.		-	500,000
Shinkin Central Bank	October 25, 2013	-	800,000	0.69000	February 26, 2017
Resona Bank, Limited		-	500,000
Aozora Bank, Ltd.		-	500,000
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	March 27, 2014	-	1,500,000	0.49545	February 26, 2017
Sumitomo Mitsui Banking Corporation		-	1,500,000
Mizuho Bank, Ltd.		-	1,500,000
Development Bank of Japan, Inc.	June 25, 2009	7,000,000	6,750,000	1.97000	(Note 4)
Development Bank of Japan, Inc.	August 27, 2009	1,120,000	1,080,000	2.10000	(Note 5)
Development Bank of Japan, Inc.	February 26, 2010	100,000	1,400,000	2.03000	(Note 6)
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	June 13, 2013	42,800	42,800	2.17000	(Note 7)

	Account	Drawdown date	Balance at beginning of period (Note 1)	Balance at end of period	Average interest rate (%) (Note 2)	Maturity date	Repayment method	Use	Remarks
	Lender
	Sumitomo Mitsui Banking Corporation	June 13, 2013	42,800	42,800	2.21812	(Note 7)
Subtotal			37,405,600	50,015,600
Short-term borrowings Total			41,505,600	59,115,600
Long-term borrowings	The Bank of Tokyo-Mitsubishi UFJ, Ltd.	June 13, 2013	2,000,000	-	0.64250	November 26, 2016	Lump-sum repayment	(Note 3)	Unsecured / Unguaranteed
	Sumitomo Mitsui Banking Corporation		2,000,000	-
	Mizuho Bank, Ltd.		2,000,000	-
	Mitsubishi UFJ Trust and Banking Corporation		2,000,000	-
	Sumitomo Mitsui Trust Bank, Limited		2,000,000	-
	Mizuho Trust & Banking Co., Ltd.		1,000,000	-
	The Norinchukin Bank		2,000,000	-
	Mitsubishi UFJ Trust and Banking Corporation	March 16, 2012	500,000	-	1.07450	February 26, 2017
	Sumitomo Mitsui Trust Bank, Limited		500,000	-
	Sumitomo Mitsui Trust Bank, Limited	August 27, 2012	1,000,000	-	0.88700	February 26, 2017
	The Iyo Bank, Ltd.		500,000	-
	The Bank of Yokohama, Ltd.		500,000	-
	Shinkin Central Bank	October 25, 2013	800,000	-	0.69000	February 26, 2017
	Resona Bank, Limited		500,000	-
	Aozora Bank, Ltd.		500,000	-
	The Bank of Tokyo-Mitsubishi UFJ, Ltd.	March 27, 2014	1,500,000	-	0.49545	February 26, 2017
	Sumitomo Mitsui Banking Corporation		1,500,000	-
	Mizuho Bank, Ltd.		1,500,000	-
	The Bank of Tokyo-Mitsubishi UFJ, Ltd.	March 11, 2015	1,300,000	1,300,000	0.39545	March 11, 2017
	Sumitomo Mitsui Banking Corporation		1,300,000	1,300,000
	Mizuho Bank, Ltd.		800,000	800,000
	Mitsubishi UFJ Trust and Banking Corporation		800,000	800,000
	Sumitomo Mitsui Trust Bank, Limited		800,000	800,000
	The Bank of Fukuoka, Ltd.	May 26, 2014	1,000,000	1,000,000	0.25545	March 26, 2017
	The Bank of Tokyo-Mitsubishi UFJ, Ltd.	June 10, 2011	3,000,000	3,000,000	1.43500	June 10, 2017
	Mizuho Bank, Ltd.		900,000	900,000

Account	Drawdown date	Balance at beginning of period (Note 1)	Balance at end of period	Average interest rate (%) (Note 2)	Maturity date	Repayment method	Use	Remarks
Lender
The Chiba Bank, Ltd.	August 27, 2014	750,000	750,000	0.48000	August 26, 2017
Mitsubishi UFJ Trust and Banking Corporation	September 29, 2014	1,000,000	1,000,000	0.25545	August 26, 2017
Sumitomo Mitsui Trust Bank, Limited		1,000,000	1,000,000
Mizuho Trust & Banking Co., Ltd.		1,000,000	1,000,000
The Norinchukin Bank		1,000,000	1,000,000
Resona Bank, Limited		1,000,000	1,000,000
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	February 27, 2012	2,000,000	2,000,000	1.12850	August 27, 2017
Sumitomo Mitsui Banking Corporation		2,000,000	2,000,000
Mitsubishi UFJ Trust and Banking Corporation		1,000,000	1,000,000
Sumitomo Mitsui Trust Bank, Limited		3,000,000	3,000,000
The Iyo Bank, Ltd.		1,000,000	1,000,000
Shinkin Central Bank	August 27, 2012	1,720,000	1,720,000	1.08500	August 27, 2017
Daido Life Insurance Company		1,100,000	1,100,000
Mitsui Sumitomo Insurance Co., Ltd.		1,100,000	1,100,000
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	September 28, 2015	1,000,000	1,000,000	0.19545	September 26, 2017
Sumitomo Mitsui Banking Corporation		1,000,000	1,000,000
Mizuho Bank, Ltd.		1,000,000	1,000,000
The Bank of Fukuoka, Ltd.		1,000,000	1,000,000
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	June 25, 2012	5,600,000	5,600,000	1.03775	December 26, 2017
Sumitomo Mitsui Banking Corporation		4,500,000	4,500,000
Mitsubishi UFJ Trust and Banking Corporation		1,400,000	1,400,000
Sumitomo Mitsui Trust Bank, Limited		900,000	900,000
The Hyakujushi Bank, Ltd.		500,000	500,000
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	February 28, 2011	1,000,000	1,000,000	1.84650	February 26, 2018
The Iyo Bank, Ltd.	February 27, 2015	1,000,000	1,000,000	0.48000	February 26, 2018
The Tokyo Tomin Bank, Limited		500,000	500,000

Account	Drawdown date	Balance at beginning of period (Note 1)	Balance at end of period	Average interest rate (%) (Note 2)	Maturity date	Repayment method	Use	Remarks
Lender
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	August 27, 2012	1,300,000	1,300,000	1.12013	February 27, 2018
Sumitomo Mitsui Banking Corporation		1,300,000	1,300,000
Mizuho Bank, Ltd.		900,000	900,000
Mitsubishi UFJ Trust and Banking Corporation		900,000	900,000
Sumitomo Mitsui Trust Bank, Limited		520,000	520,000
Aozora Bank, Ltd.		500,000	500,000
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	July 18, 2013	1,600,000	1,600,000	0.86250	May 26, 2018
Sumitomo Mitsui Banking Corporation		1,600,000	1,600,000
Mizuho Bank, Ltd.		1,800,000	1,800,000
Mitsubishi UFJ Trust and Banking Corporation		1,800,000	1,800,000
Sumitomo Mitsui Trust Bank, Limited		1,800,000	1,800,000
Mizuho Trust & Banking Co., Ltd.		1,800,000	1,800,000
The Norinchukin Bank		1,800,000	1,800,000
The Chugoku Bank, Ltd.	June 24, 2013	2,000,000	2,000,000	1.09000	June 26, 2018
The Bank of Fukuoka, Ltd.	August 26, 2013	2,000,000	2,000,000	1.03500	August 26, 2018
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	September 30, 2013	1,800,000	1,800,000	0.99000	August 26, 2018
Sumitomo Mitsui Banking Corporation		1,800,000	1,800,000
Mitsubishi UFJ Trust and Banking Corporation		1,800,000	1,800,000
Mitsubishi UFJ Trust and Banking Corporation	December 9, 2013	1,000,000	1,000,000	0.93600	November 26, 2018
The Iyo Bank, Ltd.		1,000,000	1,000,000
Mitsubishi UFJ Trust and Banking Corporation	December 12, 2013	1,000,000	1,000,000	0.72500	November 26, 2018
Sumitomo Mitsui Trust Bank, Limited		1,000,000	1,000,000
Mizuho Trust & Banking Co., Ltd.		1,000,000	1,000,000
The Norinchukin Bank		1,000,000	1,000,000
The Hachijuni Bank, Ltd.	June 10, 2014	1,000,000	1,000,000	0.77650	November 26, 2018
The Hiroshima Bank, Ltd.		1,000,000	1,000,000
The Keiyo Bank, Ltd.		1,000,000	1,000,000
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	September 29, 2014	1,000,000	1,000,000	0.48250	November 26, 2018

Account	Drawdown date	Balance at beginning of period (Note 1)	Balance at end of period	Average interest rate (%) (Note 2)	Maturity date	Repayment method	Use	Remarks
Lender
Sumitomo Mitsui Banking Corporation	September 29, 2014	1,000,000	1,000,000	0.50250	November 26, 2018
Mizuho Bank, Ltd.		700,000	700,000
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	March 16, 2012	1,250,000	1,250,000	1.44450	February 26, 2019
Sumitomo Mitsui Banking Corporation		1,250,000	1,250,000
Mizuho Bank, Ltd.		500,000	500,000
Sumitomo Life Insurance Company	March 19, 2014	2,000,000	2,000,000	0.90759	February 26, 2019
Mizuho Trust & Banking Co., Ltd.	March 27, 2014	1,000,000	1,000,000	0.87695	February 26, 2019
Shinkin Central Bank		500,000	500,000
Resona Bank, Limited		1,000,000	1,000,000
Aozora Bank, Ltd.		1,000,000	1,000,000
The Bank of Fukuoka, Ltd.		500,000	500,000
The Chugoku Bank, Ltd.		500,000	500,000
The Hyakujushi Bank, Ltd.		300,000	300,000
THE NISHI-NIPPON CITY BANK, LTD.		500,000	500,000
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	June 13, 2013	2,000,000	2,000,000	1.11750	May 26, 2019
Sumitomo Mitsui Banking Corporation		2,000,000	2,000,000
Mizuho Bank, Ltd.		2,000,000	2,000,000
Mitsubishi UFJ Trust and Banking Corporation		1,000,000	1,000,000
Sumitomo Mitsui Trust Bank, Limited		1,000,000	1,000,000
Mizuho Trust & Banking Co., Ltd.		1,000,000	1,000,000
Development Bank of Japan, Inc.	June 13, 2013	1,000,000	1,000,000	1.04875	May 26, 2019
Mitsui Sumitomo Insurance Co., Ltd.	December 18, 2014	1,100,000	1,100,000	0.69894	May 26, 2019
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	August 27, 2012	2,200,000	2,200,000	1.22000	August 26, 2019
Sumitomo Mitsui Banking Corporation	August 27, 2012	1,700,000	1,700,000	1.25200	August 26, 2019
Mitsubishi UFJ Trust and Banking Corporation		3,500,000	3,500,000
Aozora Bank, Ltd.		500,000	500,000

Account	Drawdown date	Balance at beginning of period (Note 1)	Balance at end of period	Average interest rate (%) (Note 2)	Maturity date	Repayment method	Use	Remarks
Lender
Taiyo Life Insurance Company	August 27, 2012	1,000,000	1,000,000	1.27625	August 26, 2019
Daido Life Insurance Company		500,000	500,000
Mitsui Life Insurance Co., Ltd.		1,000,000	1,000,000
Resona Bank, Limited	August 26, 2014	500,000	500,000	0.81080	August 26, 2019
The Iyo Bank, Ltd.		1,000,000	1,000,000
The Hachijuni Bank, Ltd.		1,000,000	1,000,000
The Hyakujushi Bank, Ltd.		700,000	700,000
The 77 Bank, Ltd.		1,500,000	1,500,000
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	December 3, 2012	400,000	400,000	1.16500	November 26, 2019
Sumitomo Mitsui Banking Corporation		400,000	400,000
Mizuho Bank, Ltd.		400,000	400,000
Mitsubishi UFJ Trust and Banking Corporation		400,000	400,000
Mizuho Trust & Banking Co., Ltd.	May 26, 2014	1,000,000	1,000,000	0.72650	November 26, 2019
The Norinchukin Bank		2,000,000	2,000,000
Resona Bank, Limited		1,000,000	1,000,000
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	June 30, 2015	1,000,000	1,000,000	0.54065	November 26, 2019
Sumitomo Mitsui Banking Corporation		1,000,000	1,000,000
Mizuho Bank, Ltd.		400,000	400,000
Mitsubishi UFJ Trust and Banking Corporation		800,000	800,000
Sumitomo Mitsui Trust Bank, Limited		800,000	800,000
Mizuho Trust & Banking Co., Ltd.		800,000	800,000
The Norinchukin Bank		800,000	800,000
The Hachijuni Bank, Ltd.	November 26, 2015	-	500,000	0.37420	November 26, 2019
The Keiyo Bank, Ltd.		-	700,000
The Chugoku Bank, Ltd.		-	500,000
THE NISHI-NIPPON CITY BANK, LTD.		-	750,000
The Tokyo Tomin Bank, Limited		-	500,000
Mitsui Sumitomo Insurance Co., Ltd.		-	500,000

Account	Drawdown date	Balance at beginning of period (Note 1)	Balance at end of period	Average interest rate (%) (Note 2)	Maturity date	Repayment method	Use	Remarks
Lender
Sumitomo Mitsui Banking Corporation	March 27, 2014	2,750,000	2,750,000	1.01150	February 26, 2020
Mitsubishi UFJ Trust and Banking Corporation		1,500,000	1,500,000
Sumitomo Mitsui Trust Bank, Limited		1,500,000	1,500,000
The Chiba Bank, Ltd.	August 27, 2015	1,000,000	1,000,000	0.64685	February 26, 2020
THE NISHI-NIPPON CITY BANK, LTD.		1,500,000	1,500,000
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	June 13, 2013	3,000,000	3,000,000	1.33750	May 26, 2020
Sumitomo Mitsui Banking Corporation		3,000,000	3,000,000
Mizuho Bank, Ltd.		2,000,000	2,000,000
Mitsubishi UFJ Trust and Banking Corporation		1,000,000	1,000,000
Sumitomo Mitsui Trust Bank, Limited		1,000,000	1,000,000
Development Bank of Japan, Inc.	June 13, 2013	800,000	800,000	1.25875	May 26, 2020
Taiyo Life Insurance Company	May 23, 2013	1,000,000	1,000,000	1.48625	May 27, 2020
Development Bank of Japan, Inc.	August 27, 2012	1,100,000	1,100,000	1.53674	August 26, 2020
The Dai-ichi Life Insurance Company, Limited.	September 30, 2013	800,000	800,000	1.28277	August 26, 2020
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	October 25, 2013	1,000,000	1,000,000	1.18000	August 26, 2020
Sumitomo Mitsui Banking Corporation		1,000,000	1,000,000
Mizuho Bank, Ltd.		600,000	600,000
Mitsubishi UFJ Trust and Banking Corporation		1,000,000	1,000,000
Sumitomo Mitsui Trust Bank, Limited		600,000	600,000
Mizuho Trust & Banking Co., Ltd.		500,000	500,000
Nippon Life Insurance Company	October 25, 2013	500,000	500,000	1.15566	August 26, 2020

Account	Drawdown date	Balance at beginning of period (Note 1)	Balance at end of period	Average interest rate (%) (Note 2)	Maturity date	Repayment method	Use	Remarks
Lender
Mizuho Bank, Ltd.	February 26, 2014	500,000	500,000	1.08100	August 26, 2020
Mitsubishi UFJ Trust and Banking Corporation		500,000	500,000
The Nomura Trust and Banking Co., Ltd.		2,000,000	2,000,000
Shinkin Central Bank		1,500,000	1,500,000
Sompo Japan Nipponkoa Insurance Inc.	August 26, 2015	1,000,000	1,000,000	0.72000	August 26, 2020
The Nomura Trust and Banking Co., Ltd.	October 29, 2015	-	500,000	0.46075	November 26, 2020
Shinkin Central Bank		-	750,000
The Chiba Bank, Ltd.		-	750,000
The Iyo Bank, Ltd.		-	500,000
The Hyakujushi Bank, Ltd.		-	500,000
The 77 Bank, Ltd.		-	500,000
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	November 26, 2015	-	250,000	0.46190	November 26, 2020
Sumitomo Mitsui Banking Corporation		-	250,000
Mizuho Trust & Banking Co., Ltd.		-	500,000
The Norinchukin Bank		-	500,000
Resona Bank, Limited		-	350,000
The Bank of Fukuoka, Ltd.		-	500,000
The Dai-ichi Life Insurance Company, Limited.	November 26, 2015	-	500,000	0.47375	November 26, 2020
Mizuho Trust & Banking Co., Ltd.	February 26, 2013	2,000,000	2,000,000	1.35250	February 26, 2021
Development Bank of Japan, Inc.		1,000,000	1,000,000
The Dai-ichi Life Insurance Company, Limited.		2,000,000	2,000,000
Taiyo Life Insurance Company	February 27, 2014	2,000,000	2,000,000	1.17750	February 26, 2021
Taiyo Life Insurance Company	March 19, 2014	1,000,000	1,000,000	1.19211	February 26, 2021
Daido Life Insurance Company		1,000,000	1,000,000
Development Bank of Japan, Inc.	September 29, 2014	1,000,000	1,000,000	0.80832	February 26, 2021
Nippon Life Insurance Company		1,000,000	1,000,000

Account	Drawdown date	Balance at beginning of period (Note 1)	Balance at end of period	Average interest rate (%) (Note 2)	Maturity date	Repayment method	Use	Remarks
Lender
The Norinchukin Bank	February 26, 2015	3,000,000	3,000,000	0.86350	February 26, 2021
Mizuho Bank, Ltd.	March 3, 2015	720,000	720,000	0.85050	February 26, 2021
Mitsubishi UFJ Trust and Banking Corporation		700,000	700,000
Sumitomo Mitsui Trust Bank, Limited		700,000	700,000
The Chugoku Bank, Ltd.	December 28, 2015	-	500,000	0.46725	February 26, 2021
The Nomura Trust and Banking Co., Ltd.	February 29, 2016	-	2,000,000	0.22560	February 26, 2021
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	June 13, 2013	3,000,000	3,000,000	1.56250	May 26, 2021
Sumitomo Mitsui Banking Corporation		3,000,000	3,000,000
Mizuho Bank, Ltd.		2,000,000	2,000,000
Development Bank of Japan, Inc.	June 13, 2013	1,000,000	1,000,000	1.46375	May 26, 2021
Mizuho Bank, Ltd.	May 23, 2013	1,000,000	1,000,000	1.68200	May 27, 2021
Development Bank of Japan, Inc.	May 23, 2013	3,500,000	3,500,000	1.62500	May 27, 2021
Sumitomo Mitsui Banking Corporation	March 27, 2014	2,750,000	2,750,000	1.23920	July 26, 2021
Mizuho Bank, Ltd.		1,430,000	1,430,000
The Nomura Trust and Banking Co., Ltd.	February 27, 2014	2,700,000	2,700,000	1.24100	August 26, 2021
Mitsubishi UFJ Trust and Banking Corporation	August 27, 2015	1,800,000	1,800,000	0.81585	August 26, 2021
Sumitomo Mitsui Trust Bank, Limited		1,800,000	1,800,000
Development Bank of Japan, Inc.	December 12, 2013	2,000,000	2,000,000	1.30289	November 26, 2021
Development Bank of Japan, Inc.	May 26, 2014	1,000,000	1,000,000	1.11662	November 26, 2021
Nippon Life Insurance Company		1,000,000	1,000,000
Mizuho Trust & Banking Co., Ltd.	February 27, 2015	1,000,000	1,000,000	0.97410	November 26, 2021
The Nomura Trust and Banking Co., Ltd.		1,000,000	1,000,000
Resona Bank, Limited		1,900,000	1,900,000
The Bank of Fukuoka, Ltd.		1,000,000	1,000,000
Sumitomo Mitsui Banking Corporation	December 9, 2013	3,500,000	3,500,000	1.48300	January 26, 2022

Account	Drawdown date	Balance at beginning of period (Note 1)	Balance at end of period	Average interest rate (%) (Note 2)	Maturity date	Repayment method	Use	Remarks
Lender
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	February 27, 2014	1,000,000	1,000,000	1.31850	February 26, 2022
Sumitomo Mitsui Banking Corporation		1,000,000	1,000,000
Mizuho Bank, Ltd.		500,000	500,000
Mitsubishi UFJ Trust and Banking Corporation		1,500,000	1,500,000
Sumitomo Mitsui Trust Bank, Limited		500,000	500,000
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	March 27, 2014	2,750,000	2,750,000	1.29600	February 26, 2022
Mizuho Bank, Ltd.	August 26, 2014	3,000,000	3,000,000	1.16000	February 26, 2022
Sumitomo Mitsui Trust Bank, Limited		1,000,000	1,000,000
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	March 26, 2014	2,000,000	2,000,000	1.25900	May 26, 2022
Sumitomo Mitsui Banking Corporation		2,000,000	2,000,000
Mizuho Bank, Ltd.		1,500,000	1,500,000
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	September 5, 2014	100,000	100,000	1.19700	August 26, 2022
Sumitomo Mitsui Banking Corporation		100,000	100,000
Mizuho Bank, Ltd.		1,000,000	1,000,000
Sumitomo Mitsui Trust Bank, Limited		1,780,000	1,780,000
The Dai-ichi Life Insurance Company, Limited.	February 26, 2015	3,000,000	3,000,000	1.09133	August 26, 2022
Taiyo Life Insurance Company	June 24, 2015	1,000,000	1,000,000	1.08034	August 26, 2022
Sumitomo Life Insurance Company		3,000,000	3,000,000
Mitsubishi UFJ Trust and Banking Corporation	December 19, 2014	550,000	550,000	0.92280	November 26, 2022
Sumitomo Mitsui Trust Bank, Limited		550,000	550,000
Mizuho Trust & Banking Co., Ltd.		450,000	450,000
The Norinchukin Bank		550,000	550,000
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	December 24, 2014	1,800,000	1,800,000	1.05000	November 26, 2022
Sumitomo Mitsui Banking Corporation	December 24, 2014	2,400,000	2,400,000	1.11000	November 26, 2022
Mizuho Bank, Ltd.		500,000	500,000
Mitsubishi UFJ Trust and Banking Corporation		650,000	650,000
The Bank of Fukuoka, Ltd.		1,000,000	1,000,000

Account	Drawdown date	Balance at beginning of period (Note 1)	Balance at end of period	Average interest rate (%) (Note 2)	Maturity date	Repayment method	Use	Remarks
Lender
Development Bank of Japan, Inc.	June 30, 2015	1,000,000	1,000,000	0.98624	November 26, 2022
Nippon Life Insurance Company		500,000	500,000
Nippon Life Insurance Company	October 29, 2015	-	1,000,000	0.71221	November 26, 2022
Taiyo Life Insurance Company	November 26, 2015	-	500,000	0.69250	November 26, 2022
Daido Life Insurance Company		-	500,000
Sumitomo Life Insurance Company		-	500,000
Development Bank of Japan, Inc.	February 27, 2015	1,300,000	1,300,000	1.13250	February 26, 2023
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	July 30, 2013	2,000,000	2,000,000	1.86500	May 26, 2023
Sumitomo Mitsui Banking Corporation	July 30, 2013	2,000,000	2,000,000	1.89500	May 26, 2023
Development Bank of Japan, Inc.	July 30, 2013	1,000,000	1,000,000	1.83875	May 26, 2023
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	March 3, 2015	1,000,000	1,000,000	1.14850	August 26, 2023
Sumitomo Mitsui Banking Corporation	March 3, 2015	1,000,000	1,000,000	1.15850	August 26, 2023
Development Bank of Japan, Inc.	March 3, 2015	1,000,000	1,000,000	1.18032	August 26, 2023
Development Bank of Japan, Inc.	June 24, 2015	4,000,000	4,000,000	1.20772	August 26, 2023
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	August 27, 2015	1,800,000	1,800,000	1.08510	August 26, 2023
Sumitomo Mitsui Banking Corporation		1,800,000	1,800,000
Mizuho Bank, Ltd.		2,500,000	2,500,000
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	December 9, 2013	1,000,000	1,000,000	1.75900	November 26, 2023
Sumitomo Mitsui Banking Corporation		1,000,000	1,000,000
Mitsubishi UFJ Trust and Banking Corporation	October 29, 2015	-	1,100,000	0.82800	November 26, 2023
Sumitomo Mitsui Trust Bank, Limited		-	1,100,000
Resona Bank, Limited		-	400,000
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	March 27, 2014	2,750,000	2,750,000	1.59400	February 26, 2024
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	December 28, 2015	-	2,700,000	0.85925	June 26, 2024

Account	Drawdown date	Balance at beginning of period (Note 1)	Balance at end of period	Average interest rate (%) (Note 2)	Maturity date	Repayment method	Use	Remarks
Lender
Sumitomo Mitsui Trust Bank, Limited	February 29, 2016	-	3,000,000	0.58175	August 26, 2024
Mizuho Bank, Ltd.	November 26, 2015	-	1,100,000	1.09830	November 26, 2025
Development Bank of Japan, Inc.	November 26, 2015	-	1,100,000	1.06250	November 26, 2025
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	December 28, 2015	-	2,000,000	1.03955	November 26, 2025
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	October 29, 2015	-	1,100,000	1.92250	October 26, 2030
Sumitomo Mitsui Banking Corporation		-	1,100,000	1.91700
Development Bank of Japan, Inc.	February 26, 2010	1,350,000	-	2.03000	(Note 6)
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	June 13, 2013	860,900	839,500	2.17000	(Note 7)
Sumitomo Mitsui Banking Corporation	June 13, 2013	860,900	839,500	2.21812	(Note 7)
Subtotal		305,741,800	311,549,000
Total		347,247,400	370,664,600

(Note 1)	The balance at the beginning of period is the amount by merger.
(Note 2)	“Average interest rate” is the borrowing interest rate for each lending financial institution (weighted amount of balance at the end of current period), rounded to the fifth decimal place.
As for the borrowings, which were hedged by interest-rate swaps for the purpose of avoiding interest rate fluctuation risk, the swapped interest rates are used to calculate the weighted average of interest.
(Note 3)	The use of borrowings is to purchase property-related assets, the related miscellaneous expenses and the repayment of borrowings.
(Note 4)	Instalments of 250 million yen will be made on the 25th of every six month starting on December 25, 2009, with the remaining payment of 6,750 million yen to be repaid on June 25, 2016.
(Note 5)	Instalments of 40 million yen will be made on the 27th of every six month starting on February 27, 2010, with the remaining payment of 1,080 million yen to be repaid on August 27, 2016.
(Note 6)	Instalments of 50 million yen will be made on the 26th of every six month starting on August 26, 2010, with the remaining payment of 1,350 million yen to be repaid on February 26, 2017.
(Note 7)	Instalments of 10.7 million yen will be made on the 26th of every three month starting on August 26, 2013, with the remaining payment of 497.1 million yen to be repaid on May 26, 2025.

(3) Status of Investment Corporation Bonds
The following is the status of investment corporation bonds issued and outstanding as of the end of 1st fiscal period.
Issue	Issue date	Balance at beginning of period (millions of yen) (Note 1)	Balance at end of period (million yen)	Interest date (%)	Maturity date	Redemption method	Use	Remarks
Nomura Real Estate Office Fund, Inc.’s 2nd Series Unsecured Investment Corporation Bonds	March 16, 2005	5,000	5,000	2.47	March 16, 2020	Lump-sum repayment	(Note 2)	(Note 3)
Nomura Real Estate Office Fund, Inc.’s 4th Series Unsecured Investment Corporation Bonds	November 28, 2005	10,000	－	2.05	November 30, 2015			(Note 4)
Nomura Real Estate Office Fund, Inc.’s 6th Series Unsecured Investment Corporation Bonds	March 19, 2007	5,000	5,000	2.21	March 17, 2017

Issue	Issue date	Balance at beginning of period (millions of yen) (Note 1)	Balance at end of period (million yen)	Interest date (%)	Maturity date	Redemption method	Use	Remarks
Nomura Real Estate Office Fund, Inc.’s 7th Series Unsecured Investment Corporation Bonds	March 19, 2007	4,500	4,500	2.90	March 17, 2028
Nomura Real Estate Office Fund, Inc.’s 9th Series Unsecured Investment Corporation Bonds	November 26, 2010	4,000	4,000	1.52	November 24, 2017
Nomura Real Estate Residential Fund, Inc.’s 1st Series Unsecured Investment Corporation Bonds	February 25, 2011	5,000	－	1.21	February 25, 2016
Nomura Real Estate Residential Fund, Inc.’s 2nd Series Unsecured Investment Corporation Bonds	February 24, 2012	5,000	5,000	1.03	February 24, 2017
Nomura Real Estate Master Fund, Inc.’s 1st Series Unsecured Investment Corporation Bonds	October 30, 2014	3,000	3,000	0.87	October 30, 2024
Nomura Real Estate Office Fund, Inc.’s 10t Series Unsecured Investment Corporation Bonds	November 25, 2014	6,000	6,000	1.02	November 25, 2024
Total		47,500	32,500
(Note 1)	The balance at the beginning of period is the amount succeeded by merger.
(Note 2)	The use of proceeds is to purchase the property-related assets, pay for the costs, and to repay borrowings.
(Note 3)	Ranking Pari Passu among the investment corporation bonds for qualified institutional investors only.
(Note 4)	Ranking Pari Passu among the specified investment corporation bonds.

(4) Status of short-term investment corporation bonds
Not applicable.

(5) Status of new investment unit acquisition rights
Not applicable.

6. Status of Purchases and Sales during Period
(1) Status, etc. of Purchases and Sales of Real Estate, etc., Asset-Backed Securities, etc., Infrastructure Assets, and Infrastructure Related Assets
Type of asset	Name of real estate	Acquisition		Disposition
		Acquisition date	Acquisition value (millions of yen) (Note)	Disposition date	Disposition value (millions of yen)	Book value (millions of yen)	Gain (Loss) on sales (millions of yen)
Trust beneficiary interest	NRE Kichijoji Building	October 30, 2015	5,310	－	－	－	－
Real estate	GEMS Ichigaya	October 30, 2015	2,080	－	－	－	－
Real estate	PROUD FLAT Hatchobori	October 30, 2015	920	－	－	－	－
Real estate	PROUD FLAT Itabashi Honcho	October 30, 2015	720	－	－	－	－
Total		－	9,030	－	－	－	－

(Note)
The Acquisition value is the amount excluding costs required to acquire the properties, etc. or silent partnership equity interest (transaction brokerage fee, taxes and public dues, etc.) (i.e., the full amount of the transaction value of related real property described in the sales and purchase agreement on real property or agreement on trust beneficiary interest, or the contribution amount described in the silent partnership agreement).

(2) Status, etc. of Purchases and Sales of Other Assets
Not applicable. Main other assets besides the real estate, etc., asset-backed securities, etc., infrastructure assets, and infrastructure related assets above are basically monetary claims, such as bank deposits, or bank deposits within trust assets.

(3) Investigation of Value, etc. of Specified Assets

☐ Real Estate, etc.
Acquisition or disposition	Type of asset	Name of real estate. etc.	Acquisition date	Acquisition price (millions of yen) (Note 1)	Appraisal value (million yen)	Appraiser	Appraisal date
Acquisition	Trust beneficiary interest	NRE Kichijoji Building	October 30, 2015	5,310	5,330	Daiwa Real Estate Appraisal, Co., Ltd.	May 1, 2015
Acquisition	Real estate	GEMS Ichigaya	October 30, 2015	2,080	2,090	Daiwa Real Estate Appraisal, Co., Ltd.	May 1, 2015
Acquisition	Real estate	PROUD FLAT Hatchobori	October 30, 2015	920	923	Japan Real Estate Institute	May 1, 2015
Acquisition	Real estate	PROUD FLAT Itabashi Honcho	October 30, 2015	720	723	Japan Real Estate Institute	May 1, 2015

(Note 1)
The Acquisition price is the amount (the amount of transaction value of trust beneficiary interest described in the sales agreement of the trust beneficiary interest) excluding costs required to acquire the properties, etc. (transaction brokerage fee, taxes and public dues, etc.).

(Note 2)	Appraisal values indicated above are obtained by applying “Real Estate Appraisal Standard Chapter 3. Appraisal for real estate subjected to securitization.”

☐ Others
With regard to the properties NMF has traded but not included in the above table “① Real Estate, etc.” the price investigation procedures were conducted by Ernst & Young ShinNihon LLC subject to the requirement by Article 201 of the Investment Trust Act.
For the 1st fiscal period (from October 1, 2015 to February 29, 2016), 16 OTC derivatives transactions were subject to investigation and the investigation reports have been received from Ernst & Young ShinNihon LLC.
For further information, Ernst & Young ShinNihon LLC was requested to investigate the details of these transactions including the name of counterparty, issues, the number of execution, financial instruments/monetary indicators, put/call options, exercise prices, the period of execution of right, the trading period, etc.

(4) Status of Transactions with Interested Parties, etc.

☐Status of Transaction
The status of transactions with interested parties, etc.(see note) for the 1st fiscal period is as follows:
Category	Sale and Purchase Amounts
	Purchase price			Sales price
Total amount	9,030,000		thousand yen	－		thousand yen
Breakdown of status of transactions with interested parties, etc.
Nomura Real Estate Development Co., Ltd.	9,030,000	thousand yen	（100.0%）	－	thousand yen	( － %)

(Note)
“Interested parties, etc.” means any interested parties as provided for in Article 123 of the Order for Enforcement of the Act on Investment Trusts and Investment Corporations (Cabinet Order No. 480 of 2000; as amended) and other stakeholders of the Asset Manager as provided for in Article 26, Paragraph 1, Item 27 of the rules of asset management reports, etc. of investment trusts and investment corporations of the Investment Trust Association, Japan (the same shall apply in ②“Amount of Commission Fee, etc.” below.)

☐Amount of Commission Fee, etc.
The following are the commission fee, etc. to interested parties, etc. for the 1st fiscal period.
Account	Total amount of commission fee (A)	Breakdown of transactions with interested parties, etc.		(B)/(A)
		Payee	Amount paid (B)
Contract-out Fees	1,378,031 thousand yen	Nomura Real Estate Development Co., Ltd.	7,054 thousand yen	0.5%
		Nomura Real Estate Partners Co., Ltd.	1,041,790 thousand yen	75.6%
		Geo-Akamatsu Co., Ltd.	453 thousand yen	0.0%
Property management fee	654,354 thousand yen	Nomura Real Estate Development Co., Ltd.	184,642 thousand yen	28.2%
		Nomura Real Estate Partners Co., Ltd.	253,508 thousand yen	38.7%
		Geo-Akamatsu Co., Ltd.	106,136 thousand yen	16.2%
Other expenses	789,029 thousand yen	Nomura Real Estate Development Co., Ltd.	3 thousand yen	0.0%
		Nomura Real Estate Partners Co., Ltd.	86,635 thousand yen	11.0%
		Geo-Akamatsu Co., Ltd.	1,652 thousand yen	0.2%
Other sales expenses	273,520 thousand yen	Geo-Akamatsu Co., Ltd.	0 thousand yen	0.0%
(Note)	Besides the above, NMF has made the following payments for repair works during the 1st fiscal period.
Nomura Real Estate Development Co., Ltd.	38,058 thousand yen
Nomura Real Estate Partners Co., Ltd.	1,287,779 thousand yen
Geo-Akamatsu Co., Ltd.	6,404 thousand yen

The management fees paid to the property management companies, which are related parties, are broken down as follows.
Property name	Property management company	Property management fees (thousands of yen) (Note)
Shinjuku Nomura Bldg.	Nomura Real Estate Development Co., Ltd.	38,532
NRE Tennozu Bldg.	Nomura Real Estate Development Co., Ltd.	13,619
Kojimachi Millennium Garden	Nomura Real Estate Partners Co., Ltd.	14,332
Tennozu Park Side Bldg.	Nomura Real Estate Development Co., Ltd.	8,771
NOF Shinjuku Minamiguchi Bldg.	Nomura Real Estate Partners Co., Ltd.	4,148
NOF Shibuya Koen-dori Bldg.	Nomura Real Estate Development Co., Ltd.	4,412
Secom Medical Bldg.	Nomura Real Estate Development Co., Ltd.	3,191
Nishi-Shinjuku Showa Bldg.	Nomura Real Estate Development Co., Ltd.	4,740
NRE Shibuya Dogenzaka Bldg.	Nomura Real Estate Development Co., Ltd.	3,006
NOF Tameike Bldg.	Nomura Real Estate Development Co., Ltd.	3,275
NOF Shinagawa Konan Bldg.	Nomura Real Estate Development Co., Ltd.	3,733
NOF Surugadai Plaza Bldg.	Nomura Real Estate Development Co., Ltd.	2,617
PMO Nihonbashi Honcho	Nomura Real Estate Development Co., Ltd.	2,388
PMO Nihonbashi Kayabacho	Nomura Real Estate Development Co., Ltd.	2,806
NRE Higashi-nihonbashi Bldg.	Nomura Real Estate Development Co., Ltd.	2,687
PMO Akihabara	Nomura Real Estate Development Co., Ltd.	2,495
Hatchobori NF Bldg.	Nomura Real Estate Development Co., Ltd.	1,601
NOF Takanawa Bldg.	Nomura Real Estate Partners Co., Ltd.	1,655
PMO Hatchobori	Nomura Real Estate Development Co., Ltd.	1,743
NOF Minami-Shinjuku Bldg.	Nomura Real Estate Development Co., Ltd.	3,235
PMO Nihonbashi Odenmacho	Nomura Real Estate Development Co., Ltd.	1,481
Central Shintomocho Bldg.	Nomura Real Estate Partners Co., Ltd.	934
PMO Higashi-nihonbashi	Nomura Real Estate Development Co., Ltd.	1,292
NRE Ueno Bldg.	Nomura Real Estate Development Co., Ltd.	3,464
NOF Technoport Kamata Center Bldg.	Nomura Real Estate Development Co., Ltd.	4,928
Toshin Meguro Bldg.	Nomura Real Estate Partners Co., Ltd.	572
NOF Kichijoji Honcho Bldg.	Nomura Real Estate Development Co., Ltd.	1,247
Faret Tachikawa Center Square	Nomura Real Estate Development Co., Ltd.	4,378
NOF Kawasaki Higashiguchi Bldg.	Nomura Real Estate Partners Co., Ltd.	4,442
NOF Yokohama Nishiguchi Bldg.	Nomura Real Estate Development Co., Ltd.	5,015
NOF Shin-Yokohama Bldg.	Nomura Real Estate Development Co., Ltd.	3,131
NRE Sapporo Bldg.	Nomura Real Estate Development Co., Ltd.	3,187
NOF Utsunomiya Bldg.	Nomura Real Estate Partners Co., Ltd.	3,666
NOF Nagoya Yanagibashi Bldg.	Nomura Real Estate Partners Co., Ltd.	2,286
Omron Kyoto Center Bldg.	Nomura Real Estate Development Co., Ltd.	5,353
NRE Osaka Bldg.	Nomura Real Estate Development Co., Ltd.	9,525
NRE Nishi-Umeda Bldg.	Nomura Real Estate Development Co., Ltd.	3,203
NRE Yotsubashi Bldg.	Nomura Real Estate Development Co., Ltd.	6,042
NRE Hiroshima Bldg.	Nomura Real Estate Partners Co., Ltd.	2,669
Morisia Tsudanuma	Geo-Akamatsu Co., Ltd.	53,198
Yokosuka More’s City	Nomura Real Estate Partners Co., Ltd.	1,470
Recipe SHIMOKITA	Geo-Akamatsu Co., Ltd.	2,591
Kawasaki More’s	Nomura Real Estate Partners Co., Ltd.	1,696
covirna machida	Geo-Akamatsu Co., Ltd.	3,178
Nitori Makuhari	Nomura Real Estate Partners Co., Ltd.	750
Konami Sports Club Fuchu	Nomura Real Estate Partners Co., Ltd.	750
FESTA SQUARE	Nomura Real Estate Partners Co., Ltd.	750
GEMS Shibuya	Geo-Akamatsu Co., Ltd.	2,275
Sundai Azamino	Nomura Real Estate Partners Co., Ltd.	750
Megalos Kanagawa	Nomura Real Estate Partners Co., Ltd.	1,056
Mitsubishi Motors Meguro	Nomura Real Estate Partners Co., Ltd.	125
Mitsubishi Motors Chofu	Nomura Real Estate Partners Co., Ltd.	125
Mitsubishi Motors Shibuya	Nomura Real Estate Partners Co., Ltd.	125
Mitsubishi Motors Nerima	Nomura Real Estate Partners Co., Ltd.	125
Mitsubishi Motors Kawasaki	Nomura Real Estate Partners Co., Ltd.	125
Mitsubishi Motors Takaido	Nomura Real Estate Partners Co., Ltd.	125
Mitsubishi Motors Katsushika	Nomura Real Estate Partners Co., Ltd.	125
Mitsubishi Motors Higashikurume	Nomura Real Estate Partners Co., Ltd.	125
Mitsubishi Motors Setagaya	Nomura Real Estate Partners Co., Ltd.	125
Mitsubishi Motors Suginami	Nomura Real Estate Partners Co., Ltd.	125
Mitsubishi Motors Sekimachi	Nomura Real Estate Partners Co., Ltd.	125
Mitsubishi Motors Higashiyamato	Nomura Real Estate Partners Co., Ltd.	125
Mitsubishi Motors Motosumiyoshi	Nomura Real Estate Partners Co., Ltd.	125
Mitsubishi Motors Kawagoe	Nomura Real Estate Partners Co., Ltd.	125
Mitsubishi Motors Edogawa	Nomura Real Estate Partners Co., Ltd.	125

Property name	Property management company	Property management fees (thousands of yen) (Note)
Mitsubishi Motors Sayama	Nomura Real Estate Partners Co., Ltd.	125
NRE Kichijoji Building	Geo-Akamatsu Co., Ltd.	830
GEMS Ichigaya	Geo-Akamatsu Co., Ltd.	1,230
Universal CityWalk Osaka	Geo-Akamatsu Co., Ltd.	35,805
Izumiya Senrioka	Nomura Real Estate Partners Co., Ltd.	1,621
Merad Owada	Nomura Real Estate Partners Co., Ltd.	1,250
Izumiya Yao	Nomura Real Estate Partners Co., Ltd.	1,723
Izumiya Obayashi	Nomura Real Estate Partners Co., Ltd.	1,882
Ichibancho stear	Geo-Akamatsu Co., Ltd.	7,027
Landport Urayasu	Nomura Real Estate Development Co., Ltd.	3,328
	Nomura Real Estate Partners Co., Ltd.	1,553
Landport Itabashi	Nomura Real Estate Development Co., Ltd.	3,096
	Nomura Real Estate Partners Co., Ltd.	1,728
Landport Kawagoe	Nomura Real Estate Development Co., Ltd.	2,813
	Nomura Real Estate Partners Co., Ltd.	1,303
Landport Atsugi	Nomura Real Estate Development Co., Ltd.	2,473
	Nomura Real Estate Partners Co., Ltd.	1,408
Sagamihara Tana Logistics Center	Nomura Real Estate Development Co., Ltd.	2,270
	Nomura Real Estate Partners Co., Ltd.	1,059
Sagamihara Onodai Logistics Center	Nomura Real Estate Development Co., Ltd.	1,915
	Nomura Real Estate Partners Co., Ltd.	893
Landport Hachioji	Nomura Real Estate Development Co., Ltd.	1,765
	Nomura Real Estate Partners Co., Ltd.	823
Landport Kasukabe	Nomura Real Estate Development Co., Ltd.	1,426
	Nomura Real Estate Partners Co., Ltd.	944
Funabashi Logistics Center	Nomura Real Estate Development Co., Ltd.	1,038
	Nomura Real Estate Partners Co., Ltd.	510
Atsugi Minami Logistics Center B Tower	Nomura Real Estate Development Co., Ltd.	873
	Nomura Real Estate Partners Co., Ltd.	1,084
Hanyu Logistics Center	Nomura Real Estate Development Co., Ltd.	893
	Nomura Real Estate Partners Co., Ltd.	416
Kawaguchi Logistics Center B Tower	Nomura Real Estate Development Co., Ltd.	792
	Nomura Real Estate Partners Co., Ltd.	612
Kawaguchi Logistics Center A Tower	Nomura Real Estate Development Co., Ltd.	675
	Nomura Real Estate Partners Co., Ltd.	325
Atsugi Minami Logistics Center A Tower	Nomura Real Estate Development Co., Ltd.	675
	Nomura Real Estate Partners Co., Ltd.	503
Kawaguchi Ryoke Logistics Center	Nomura Real Estate Development Co., Ltd.	2,089
	Nomura Real Estate Partners Co., Ltd.	1,032
Ota Nitta Logistics Center	Nomura Real Estate Development Co., Ltd.	847
	Nomura Real Estate Partners Co., Ltd.	395
Ota Higashishinmachi Logistics Center	Nomura Real Estate Development Co., Ltd.	675
	Nomura Real Estate Partners Co., Ltd.	325
Ota Kiyohara Logistics Center	Nomura Real Estate Development Co., Ltd.	675
	Nomura Real Estate Partners Co., Ltd.	325
Chiyodamachi Logistics Center	Nomura Real Estate Development Co., Ltd.	1,202
	Nomura Real Estate Partners Co., Ltd.	325
PROUD FLAT Shirokane Takanawa	Nomura Real Estate Partners Co., Ltd.	4,019
PROUD FLAT Yoyogi Uehara	Nomura Real Estate Partners Co., Ltd.	1,225
PROUD FLAT Hatsudai	Nomura Real Estate Partners Co., Ltd.	1,144
PROUD FLAT Shibuya Sakuragaoka	Nomura Real Estate Partners Co., Ltd.	843
PROUD FLAT Gakugei Daigaku	Nomura Real Estate Partners Co., Ltd.	1,101
PROUD FLAT Meguro Gyoninzaka	Nomura Real Estate Partners Co., Ltd.	907
PROUD FLAT Sumida Riverside	Nomura Real Estate Partners Co., Ltd.	3,183
PROUD FLAT Kagurazaka	Nomura Real Estate Partners Co., Ltd.	1,378
PROUD FLAT Waseda	Nomura Real Estate Partners Co., Ltd.	1,499
PROUD FLAT Shinjuku Kawadacho	Nomura Real Estate Partners Co., Ltd.	1,013
PROUD FLAT Sangen Jaya	Nomura Real Estate Partners Co., Ltd.	1,511
PROUD FLAT Kamata	Nomura Real Estate Partners Co., Ltd.	1,693
PROUD FLAT Kamata II	Nomura Real Estate Partners Co., Ltd.	3,495
PROUD FLAT Shinotsuka	Nomura Real Estate Partners Co., Ltd.	980
PROUD FLAT Kiyosumi Shirakawa	Nomura Real Estate Partners Co., Ltd.	511
PROUD FLAT Monzen Nakacho II	Nomura Real Estate Partners Co., Ltd.	1,054
PROUD FLAT Monzen Nakacho I	Nomura Real Estate Partners Co., Ltd.	1,548
PROUD FLAT Fujimidai	Nomura Real Estate Partners Co., Ltd.	1,306
PROUD FLAT Asakusa Komagata	Nomura Real Estate Partners Co., Ltd.	2,876
PROUD FLAT Yokohama	Nomura Real Estate Partners Co., Ltd.	2,708

Property name	Property management company	Property management fees (thousands of yen) (Note)
PROUD FLAT Kamioooka	Nomura Real Estate Partners Co., Ltd.	1,612
PROUD FLAT Tsurumi II	Nomura Real Estate Partners Co., Ltd.	2,218
PRIME URBAN Azabu Juban	Nomura Real Estate Partners Co., Ltd.	1,917
PRIME URBAN Akasaka	Nomura Real Estate Partners Co., Ltd.	1,305
PRIME URBAN Tamachi	Nomura Real Estate Partners Co., Ltd.	845
PRIME URBAN Shibaura LOFT	Nomura Real Estate Partners Co., Ltd.	2,922
PRIME URBAN Hatagaya	Nomura Real Estate Partners Co., Ltd.	1,005
PRIME URBAN Yoyogi	Nomura Real Estate Partners Co., Ltd.	877
PRIME URBAN Ebisu II	Nomura Real Estate Partners Co., Ltd.	1,830
PRIME URBAN Bancho	Nomura Real Estate Partners Co., Ltd.	1,647
PRIME URBAN Chiyoda Fujimi	Nomura Real Estate Partners Co., Ltd.	810
PRIME URBAN Iidabashi	Nomura Real Estate Partners Co., Ltd.	3,807
PRIME URBAN Ebisu	Nomura Real Estate Partners Co., Ltd.	2,352
PRIME URBAN Naka Meguro	Nomura Real Estate Partners Co., Ltd.	1,704
PRIME URBAN Gakugei Daigaku	Nomura Real Estate Partners Co., Ltd.	1,270
PRIME URBAN Senzoku	Nomura Real Estate Partners Co., Ltd.	994
PRIME URBAN Meguro Riverside	Nomura Real Estate Partners Co., Ltd.	573
PRIME URBAN Meguro Ohashi Hills	Nomura Real Estate Partners Co., Ltd.	3,166
PRIME URBAN Meguro Aobadai	Nomura Real Estate Partners Co., Ltd.	2,131
PRIME URBAN Gakugei Daigaku II	Nomura Real Estate Partners Co., Ltd.	1,030
PRIME URBAN Naka Meguro II	Nomura Real Estate Partners Co., Ltd.	4,147
PRIME URBAN Kachidoki	Nomura Real Estate Partners Co., Ltd.	4,866
PRIME URBAN Shinkawa	Nomura Real Estate Partners Co., Ltd.	1,903
PRIME URBAN Nihonbashi Yokoyamacho	Nomura Real Estate Partners Co., Ltd.	5,279
PRIME URBAN Nihonbashi Hamacho	Nomura Real Estate Partners Co., Ltd.	2,334
PRIME URBAN Hongo Ikizaka	Nomura Real Estate Partners Co., Ltd.	878
PRIME URBAN Hakusan	Nomura Real Estate Partners Co., Ltd.	1,346
PRIME URBAN Yotsuya Gaien Higashi	Nomura Real Estate Partners Co., Ltd.	2,573
PRIME URBAN Ochiai	Nomura Real Estate Partners Co., Ltd.	585
PRIME URBAN Nishi Shinjuku I	Nomura Real Estate Partners Co., Ltd.	2,426
PRIME URBAN Nishi Shinjuku II	Nomura Real Estate Partners Co., Ltd.	1,462
PRIME URBAN Shinjuku Naitomachi	Nomura Real Estate Partners Co., Ltd.	472
PRIME URBAN Nishi Waseda	Nomura Real Estate Partners Co., Ltd.	514
PRIME URBAN Shinjuku Ochiai	Nomura Real Estate Partners Co., Ltd.	1,096
PRIME URBAN Mejiro	Nomura Real Estate Partners Co., Ltd.	1,849
PRIME URBAN Kagurazaka	Nomura Real Estate Partners Co., Ltd.	3,460
PRIME URBAN Sangen Jaya III	Nomura Real Estate Partners Co., Ltd.	1,105
PRIME URBAN Chitose Karasuyama	Nomura Real Estate Partners Co., Ltd.	1,198
PRIME URBAN Sangen Jaya II	Nomura Real Estate Partners Co., Ltd.	753
PRIME URBAN Sangen Jaya	Nomura Real Estate Partners Co., Ltd.	1,212
PRIME URBAN Minami Karasuyama	Nomura Real Estate Partners Co., Ltd.	1,249
PRIME URBAN Karasuyama Galleria	Nomura Real Estate Partners Co., Ltd.	701
PRIME URBAN Karasuyama Court	Nomura Real Estate Partners Co., Ltd.	467
PRIME URBAN Kamikitazawa	Nomura Real Estate Partners Co., Ltd.	881
PRIME URBAN Chitose Funabashi	Nomura Real Estate Partners Co., Ltd.	1,063
PRIME URBAN Yoga	Nomura Real Estate Partners Co., Ltd.	2,264
PRIME URBAN Shinagawa Nishi	Nomura Real Estate Partners Co., Ltd.	779
PRIME URBAN Osaki	Nomura Real Estate Partners Co., Ltd.	2,022
PRIME URBAN Oimachi II	Nomura Real Estate Partners Co., Ltd.	2,585
PRIME URBAN Yukigaya	Nomura Real Estate Partners Co., Ltd.	1,703
PRIME URBAN Omori	Nomura Real Estate Partners Co., Ltd.	1,254
PRIME URBAN Denenchofu Minami	Nomura Real Estate Partners Co., Ltd.	1,033
PRIME URBAN Nagahara Kamiikedai	Nomura Real Estate Partners Co., Ltd.	1,944
PRIME URBAN Nakano	Nomura Real Estate Partners Co., Ltd.	969
PRIME URBAN Nakano Kamitakada	Nomura Real Estate Partners Co., Ltd.	931
PRIME URBAN Takaido	Nomura Real Estate Partners Co., Ltd.	1,812
PRIME URBAN Nishi Ogikubo	Nomura Real Estate Partners Co., Ltd.	717
PRIME URBAN Nishi Ogikubo II	Nomura Real Estate Partners Co., Ltd.	2,179
PRIME URBAN Otsuka	Nomura Real Estate Partners Co., Ltd.	1,295
PRIME URBAN Komagome	Nomura Real Estate Partners Co., Ltd.	869
PRIME URBAN Ikebukuro	Nomura Real Estate Partners Co., Ltd.	4,608
PRIME URBAN Monzen Nakacho	Nomura Real Estate Partners Co., Ltd.	2,924
PRIME URBAN Kameido	Nomura Real Estate Partners Co., Ltd.	668
PRIME URBAN Sumiyoshi	Nomura Real Estate Partners Co., Ltd.	1,107
PRIME URBAN Mukojima	Nomura Real Estate Partners Co., Ltd.	832
PRIME URBAN Kinshi Koen	Nomura Real Estate Partners Co., Ltd.	1,523
PRIME URBAN Kinshicho	Nomura Real Estate Partners Co., Ltd.	598

Property name	Property management company	Property management fees (thousands of yen) (Note)
PRIME URBAN Hirai	Nomura Real Estate Partners Co., Ltd.	1,037
PRIME URBAN Kasai	Nomura Real Estate Partners Co., Ltd.	973
PRIME URBAN Kasai II	Nomura Real Estate Partners Co., Ltd.	1,353
PRIME URBAN Kasai East	Nomura Real Estate Partners Co., Ltd.	1,249
PRIME URBAN Ekoda	Nomura Real Estate Partners Co., Ltd.	874
PRIME URBAN Itabashi Kuyakushomae	Nomura Real Estate Partners Co., Ltd.	1,779
PRIME URBAN Asakusa	Nomura Real Estate Partners Co., Ltd.	897
PRIME URBAN Machiya South Court	Nomura Real Estate Partners Co., Ltd.	2,430
PRIME URBAN Musashi Koganei	Nomura Real Estate Partners Co., Ltd.	2,611
PRIME URBAN Musashino Hills	Nomura Real Estate Partners Co., Ltd.	3,836
PRIME URBAN Koganei Honcho	Nomura Real Estate Partners Co., Ltd.	1,417
PRIME URBAN Kumegawa	Nomura Real Estate Partners Co., Ltd.	2,086
PRIME URBAN Musashi Kosugi comodo	Nomura Real Estate Partners Co., Ltd.	3,891
PRIME URBAN Kawasaki	Nomura Real Estate Partners Co., Ltd.	1,780
PRIME URBAN Shinyurigaoka	Nomura Real Estate Partners Co., Ltd.	3,480
PRIME URBAN Tsurumi Teraya	Nomura Real Estate Partners Co., Ltd.	1,048
PRIME URBAN Urayasu II	Nomura Real Estate Partners Co., Ltd.	532
PRIME URBAN Urayasu	Nomura Real Estate Partners Co., Ltd.	740
PRIME URBAN Gyotoku I	Nomura Real Estate Partners Co., Ltd.	894
PRIME URBAN Gyotoku II	Nomura Real Estate Partners Co., Ltd.	611
PRIME URBAN Gyotoku Ekimae	Nomura Real Estate Partners Co., Ltd.	492
PRIME URBAN Gyotoku Ekimae II	Nomura Real Estate Partners Co., Ltd.	578
PRIME URBAN Gyotoku III	Nomura Real Estate Partners Co., Ltd.	1,270
PRIME URBAN Nishi Funabashi	Nomura Real Estate Partners Co., Ltd.	970
PRIME URBAN Kawaguchi	Nomura Real Estate Partners Co., Ltd.	2,183
PROUD FLAT Hatchobori	Nomura Real Estate Partners Co., Ltd.	1,233
PROUD FLAT Itabashi Honcho	Nomura Real Estate Partners Co., Ltd.	787
(Note)	“Property management fees” are the aggregated sum of the basic fee and the incentive fee.

(5)	Status, etc. of Transactions with the Asset Management Company Pertaining to Business Operated by the Asset Management Company as Subsidiary Business
Although Nomura Real Estate Asset Management Co., Ltd., the asset management company of NMF, conducts subsidiary business of Type II Financial Instruments Business, and Building Lots and Buildings Transaction Business, there is no relevant matter under this subject as of February 29, 2016.

7. Accounting

(1) Status of Assets, Liabilities, Principal, and Income and Loss
Please refer to the “II. Balance Sheets,” “III. Statements of Income and Retained Earnings,” “IV. Statement of Changes in Net Assets,” “V. Notes to Financial Statements” and “VI. Statement of Cash Distributions” presented later in this report.

(2) Change in Method of Calculation of Depreciation
Not applicable.

(3) Change in Method of Valuation of Real Estate, etc. and Infrastructure Assets
Not applicable.

8. Other

(1) Notice
Not applicable.

(2) Status of Beneficial Interest in Investment Trusts Established by NMF
Not applicable.

(3) Status of Companies Owning Real Estate Overseas and of such Real Estate
Not applicable.

(4) Other
For the purpose of this report, the numbers of amount below unit are truncated and the numbers in percentage are rounded to unit unless otherwise mentioned specifically.

Ⅱ．Balance Sheets

(Unit: thousands of yen)
Current Period As of February 29, 2016
Assets
Current assets
Cash and bank deposits	47,139,232
Cash and bank deposits in trust	11,185,928
Rental receivables	436,676
Prepaid expenses	429,670
Income taxes receivable	34
Other	585,749
Allowance for doubtful accounts	(54)
Total current assets	59,777,237
Noncurrent assets
Property and equipment
Buildings	102,158,810
Less accumulated depreciation	(1,515,696)
Buildings, net	100,643,113
Structures	260,082
Less accumulated depreciation	(30,027)
Structures, net	230,055
Machinery	501,736
Less accumulated depreciation	(48,242)
Machinery, net	453,494
Tools, furniture and fixtures	21,885
Less accumulated depreciation	(765)
Tools, furniture and fixtures, net	21,119
Land	171,862,734
Buildings in trust	164,543,080
Less accumulated depreciation	(8,909,348)
Buildings in trust, net	155,633,731
Structures in trust	887,200
Less accumulated depreciation	(416,550)
Structures in trust, net	470,649
Machinery in trust	67,591
Less accumulated depreciation	(2,381)
Machinery in trust, net	65,209
Tools, furniture and fixtures in trust	203,098
Less accumulated depreciation	(15,801)
Tools, furniture and fixtures in trust, net	187,296
Land in trust	351,799,272
Leased assets in trust	24,494
Less accumulated depreciation	(3,349)
Leased assets, net	21,145
Construction in progress	436,020
Total property and equipment	781,823,844
Intangible assets
Goodwill	76,252,702
Leasehold rights	951,943
Leasehold rights in trust	7,541,282
Other	25,399
Total intangible assets	84,771,328
Investments and other assets
Investment securities	91,430
Long-term prepaid expenses	742,792
Long-term deposits	89,385
Security deposits	977,583
Total investments and other assets	1,901,193
Total noncurrent assets	868,496,366
Deferred assets
Investment corporation bond issuance costs	23,782
Total deferred assets	23,782
Total assets	928,297,387

(Unit: thousands of yen)
Current Period As of February 29, 2016
Liabilities
Current liabilities
Trade accounts payable	2,162,600
Short-term debt	*1 9,100,000
Current portion of Investment corporation	5,000,000
Current portion of long-term debt	50,015,600
Lease obligations in trust	8,651
Other accounts payable	1,888,592
Accrued expenses	325,813
Accrued income taxes	994
Accrued consumption taxes	140,701
Rent received in advance	4,394,283
Unearned revenue	369,865
Derivatives liabilities	37,854
Other current liabilities	298,547
Total current liabilities	73,743,504
Long-term liabilities
Investment corporation bonds	27,500,000
Long-term debt	311,549,000
Lease obligations in trust	14,046
Long-term advanced received	838,163
Security deposits from tenants	8,403,287
Security deposits from tenants in trust	25,818,152
Derivatives liabilities	2,829,740
Total long-term liabilities	376,952,390
Total liabilities	450,695,894
Net assets
Unitholders' equity
Unitholders' capital	161,120,405
Surplus
Capital surplus	315,299,775
Retained earnings	4,048,907
Total surplus	319,348,682
Total unitholders' equity	480,469,087
Valuation and translation adjustments
Deferred gains or losses on hedges	(2,867,594)
Valuation and translation adjustments	(2,867,594)
Total net assets	*2 477,601,492
Total liabilities and net assets	928,297,387

Ⅲ. Statement of Income and Retained Earnings

(Unit: thousands of yen)
Current Period From October 1, 2015 To February 29, 2016
Operating revenues
Rental revenues	*1 22,286,435
Other rental revenues	*1 2,026,176
Gain on investments in silent partnership	1,066
Total operating revenues	24,313,678
Operating expenses
Real estate rental expenses	*1 11,546,708
Impairment loss	*2 79,019
Asset management fees	1,505,234
Asset custody fees	21,349
Administrative service fees	185,995
Directors' compensations	6,000
Merger expenses	2,590,275
Amortization of goodwill	1,622,397
Other operating expenses	273,520
Total operating expenses	17,830,501
Operating profit	6,483,176
Non-operating revenues
Interest income	6,064
Reversal of dividends payable	3,906
Interest on refund	16
Other non-operating revenues	97
Total non-operating revenues	10,085
Non-operating expenses
Interest expenses	1,408,454
Interest expenses on investment corporation bonds	294,325
Amortization of investment corporation bond issuance costs	1,143
Loan arrangement fees	297,926
Other offering costs associated with the issuance of investment units	436,525
Other non-operating expenses	4,550
Total non-operating expenses	2,442,925
Ordinary income	4,050,336
Income before income taxes	4,050,336
Income taxes-current	2,018
Income taxes-deferred	39
Total income taxes	2,058
Net income	4,048,278
Transfer of unappropriated retained earnings by merger	*3 629
Retained earnings at end of period	4,048,907

Ⅳ. Statement of Changes in Net Assets

Current period (from October 1, 2015 to February 29, 2016)

		(Unit: thousands of yen)
		Unitholder’s equity
		Surplus
	Unitholders’ capital	Capital surplus	Retained earnings	Total surplus	Total unitholders' equity
Balance at the beginning of current period	－	－	－	－	－
Changes of items during the period
Increase by merger	161,120,405	315,299,775	913,191	316,212,966	477,333,371
Cash distribution paid	－		(912,562)	(912,562)	(912,562)
Net income	－		4,048,278	4,048,278	4,048,278
Net changes of items other than unitholders’ equity
Total changes of items during the period	161,120,405	315,299,775	4,048,907	319,348,682	480,469,087
Balance at the end of current period	*1 161,120,405	315,299,775	4,048,907	319,348,682	480,469,087

	Valuation and translation adjustments		Total net assets
	Deferred gains or losses on hedges	Valuation and translation adjustments
Balance at the beginning of current period	－	－	－
Changes of items during the period
Increase by merger			477,333,371
Cash distribution paid			(912,562)
Net income			4,048,278
Net changes of items other than unitholders’ equity	(2,867,594)	(2,867,594)	(2,867,594)
Total changes of items during the period	(2,867,594)	(2,867,594)	477,601,492
Balance at the end of current period	(2,867,594)	(2,867,594)	477,601,492

V．Notes to Financial Statements
〔Notes Concerning the Going Concern Assumption〕
Current period From October 1, 2015 To February 29, 2016
Not applicable.

〔Notes Concerning Significant Accounting Policies〕
Fiscal Period Item	Current period From October 1, 2015 To February 29, 2016
1. Investment securities
Securities
Other Securities
without fair value
Non-marketable securities classified as other securities are carried at cost. Cost of securities sold is determined by the moving average method. For equity interests in a silent partnership, NMF adopts the method of factoring in the net amount of silent partnership income (loss) in proportion to its equity interests.

2. Depreciation of noncurrent assets
① Property and equipment (including trust assets)
The straight-line method is adopted.
The useful lives of major property and equipment are as follows:
Buildings               3~70 years
Structures              2~45 years
Machinery             2~10 years
Tools, furniture and fixtures 2~15 years

② Intangible assets
The straight-line method is adopted.
Goodwill is amortized using straight-line method over 20 years.

③ Long-term prepaid expenses
The straight-line method is adopted.

3. Deferred investment corporation bond issuance costs	Deferred investment corporation bond issuance costs are amortized by the straight-line method over the respective terms of the bonds.
4. Allowance for doubtful accounts
For allowance for doubtful accounts against possible losses arising from default on receivables, uncollectable amount is estimated and recorded by investigating collectability based on historical loan loss ratios for general receivables and on a case-by-case examination for doubtful and other specific receivables.

5. Revenue and expenses recognition
Accounting for fixed asset tax, etc.
Of the tax amount assessed and determined for fixed asset tax, city planning tax, depreciable asset tax, etc. on real estate, etc. held, the method of charging the amount corresponding to the concerned fiscal period to expenses as expenses related to rent business is adopted.
The amount equivalent to fixed asset tax, etc. for the fiscal year including the acquisition date paid to the seller as reimbursement upon acquisition of real estate or trust beneficiary interests in real estate is included in the cost of acquisition of the concerned real estate and not recorded as expenses. The amount equivalent to fixed asset tax, etc. included in the cost of acquisition of real estate, etc. in the fiscal period is 5,370 thousand yen.

6.. Hedge accounting
① Method of hedge accounting
Deferred hedge accounting is adopted. For interest-rate swap transactions meet the requirements for special treatment, special treatment is adopted.

② Hedging instruments and hedged items
Hedging instruments
Interest-rate swap transactions
Hedged items
Interest on loans

③ Hedging policy
NMF conducts derivative transactions for the purpose of hedging risks prescribed in the Articles of Incorporation in accordance with the Basic Policy on Risk Management.

Fiscal Period Item	Current period From October 1, 2015 To February 29, 2016
④ Method for assessing effectiveness of hedging The effectiveness of hedging is assessed by the correlation between changes in the fair value of hedging instruments and hedged items.
7. Other significant matters forming basis for preparation of financial statements
① Accounting for trust beneficiary interests in real estate, etc.
Concerning trust beneficiary interests in real estate, etc. held, all accounts of assets and liabilities within trust assets as well as all accounts of revenue and expenses incurred from the trust assets are recorded in the relevant account item of the balance sheet and statement of income and retained earnings.
The following material items of the trust assets recorded in the relevant account item are separately listed on the balance sheet.

(1) Cash and bank deposits in trust
(2) Buildings in trust; structures in trust; machinery and equipment in trust; tools, furniture and fixtures in trust; land in trust; lease asset in trust
(3) Leasehold rights in trust
(4) Lease obligations in trust
(5) Security deposits from tenants in trust

② Accounting for consumption taxes
 Concerning accounting for consumption tax and local consumption tax, these taxes are not included.
 Provided, however, that non-deductible consumption tax, etc., on fixed assets, etc., is included in the cost of acquisition of each asset.

〔Notes to Balance Sheets〕
Current period As of February 29, 2016

*1. Commitment line agreement
①NMF is concluding a commitment line agreement with 3 lending financial institutions.
Committed line of credit	10,000,000 thousand yen
Balance of used line	5,000,000 thousand yen
Balance of unused line	5,000,000 thousand yen
②NMF is concluding a commitment line agreement with 5 lending financial institutions.

Committed line of credit	30,000,000 thousand yen
Balance of used line	- thousand yen
Balance of unused line	30,000,000 thousand yen
*2. Minimum net assets as provided in Article 67, Paragraph 4 of the Act on Investment Trusts and Investment Corporations
50,000 thousand yen

〔Notes to Statement of Income and Retained Earnings〕
Current period From October 1, 2015 To February 29, 2016
*1. Breakdown of real estate rental revenues and expenses (Unit: thousands of yen)
A. Property related revenues
Rental revenues
Rent revenues	20,176,656
Common area charges	2,109,778	22,286,435
Other rental revenues
Parking revenues	450,566
Incidental income	1,529,932
Other miscellaneous revenues	45,678	2,026,176
Property related revenues		24,312,611
B. Property related expenses
Real estate rental expenses
Property management costs	1,378,031
Property management fees	654,354
Property and other taxes	2,114,885
Utility expenses	1,389,965
Casualty insurance	30,984
Repairs and maintenance	1,555,616
Land rents	162,378
Depreciation	3,471,461
Other rental expenses	789,029	11,546,708
Property related expenses		11,546,708
C. Real estate rental profits (A－B)		12,765,903

*2. Impairment loss
NMF recorded impairment loss during the fiscal period under review for the following asset groups.

Property name	Use	Type	Location	Impairment loss (thousand yen)
Toho Edogawabashi Building	Office	Land, building, etc.	Bunkyo-ku,Tokyo	50,924
PRIME URBAN Nakano	Residential	Land, building, etc.	Nakano-ku, Tokyo	20,958
PRIME URBAN Urayasu II	Residential	Land, building, etc.	Urayasu-shi, Chiba	7,136

Each property is considered as an asset group for calculating impairment loss. In the fiscal period under review, as sale agreements were concluded on March 30, 2016 for the above three fixed asset groups, the book values were decreased to the recoverable values and the amount of decrease was recorded as impairment loss to the classification of operating expenses.
Impairment loss caused by sales are regarded as having the properties of operating expenses and are therefore recorded to the classification of operating expenses in accordance with Article 48 Paragraph 2 of the Calculation Rules for Investment Corporations.
Also, the recoverable values of the asset groups are measured using the net realizable values. The net realizable values are calculated by subtracting the expected disposal costs from the actual sale prices.

*3.
Net amount in which the total amount of accepted retained earnings through the merger of ¥913,191 thousand and the amount of dividend surplus (cash distribution on merger) of ¥912,562 thousand are offset is indicated.

〔Notes to Statement of Changes in Net Assets〕
Current period From October 1, 2015 To February 29, 2016

*1. Total number of investment units authorized and total number of investment units issued and outstanding

Total number of investment units authorized	20,000,000 units
Total number of investment units issued and outstanding	3,722,010 units

〔Notes on Tax Effect Accounting〕
Current period As of February 29, 2016
1. Breakdown of main causes for occurrence of deferred tax assets and deferred tax liabilities (Unit: thousands of yen)
(Deferred tax assets)
Accepted valuation difference at merger	15,343,107
Deferred gains or losses on hedges	926,519
Deferred interest	389,900
Over-depreciated long-term prepaid expenses	36,451
Denied impairment loss	25,531
Denied amortization of leasehold right in trust	500
Non-deductible accrued enterprise tax	97
Excess allowance for doubtful accounts	17
Subtotal deferred tax assets	16,722,125
Valuation allowance	(16,722,125)
Total deferred tax assets	－
(Net deferred tax assets)	－
2．Breakdown of major components that caused significant differences between statutory tax rate and effective tax rate after application of tax effect accounting
(Unit: %)
Statutory tax rate	32.31
(Adjustments)
Deductible cash distributions	(58.38)
Valuation of allowance	13.16
Amortization of goodwill	12.94
Other	0.01
Effective tax rate after application of tax effect accounting	0.05

〔Notes on Financial Instruments〕
Current period (from October 1, 2015 to February 29, 2016)

1. Matters concerning status of financial instruments
(1) Policy for handling financial instruments
NMF procures funds through debt financing, issuance of investment corporation bonds, issuance of investment units, etc. upon acquisition of real estate related assets. In procuring funds through interest-bearing liabilities, NMF adopts the basic financial policy of procuring funds with due consideration for extending the loan period, converting the interest rate to a fixed rate and laddering the repayment dates, etc. for interest-bearing liabilities.
NMF enters into derivative transactions for the purpose of hedging risks of future interest rates rising and adopts the policy of not engaging in speculative transactions.

(2) Description of financial instruments and associated risks, and risk management structure
Funds from debts and investment corporation bonds are primarily used to fund the acquisition of real estate related assets and to fund the repayment of debts and redemption of investment corporation bonds. These are exposed to liquidity risks of failure to procure alternative funds at the time of repayment or redemption. NMF controls and limits the concerned risks by diversifying the lending financial institutions, as well as considering and implementing effective use of surplus funds, procurement of funds from the capital market through issuance of investment units, etc. and other various procurement of funds. In addition, floating interest rates debts are exposed to risks of the interest rate payable rising. NMF limits the impact that the interest rate payable rising has on NMF’s operations by keeping LTV (ratio of interest-bearing liabilities to total assets) at a low level and keeping the ratio of borrowings that are long-term and fixed-rate borrowings at a high level. Furthermore, derivative transactions (interest-rate swap transactions, etc.) are available as a hedging instrument for hedging risks of floating interest rates rising and converting the interest expenses to a fixed payment.
Deposits are those for investing NMF’s surplus funds and are exposed to risks of failure of the financial institutions that are holding the deposits and other credit risks, but NMF limits the risks by diversifying the financial institutions that are holding the deposits.

(3) Supplementary explanation on matters concerning fair value, etc. of financial instruments
The fair value of financial instruments, aside from values based on market price, includes values based on reasonable calculation when there is no market price. Certain assumptions are adopted in the calculation of the concerned values. Accordingly, there may be cases where the concerned values will vary when different assumptions are adopted. In addition, concerning the contract amount, etc. of derivative transactions presented in “2. Matters concerning fair value, etc. of financial instruments” later in this report, the amount itself does not represent the market risk involved in these derivative transactions

2. Matters concerning fair value, etc. of financial instruments
The following are the carrying amount and fair value as of February 29, 2016, and the difference between these amounts.
 (Unit: thousands of yen)
	Carrying amount (Note 1)	Fair value (Note 1)	Amount of difference
(1) Cash and bank deposits	47,139,232	47,139,232	－
(2) Cash and bank deposits in trust	11,185,928	11,185,928	－
(3) Short-term debt	(9,100,000)	(9,100,000)	－
(4) Current portion of investment corporation bonds	(5,000,000)	(5,046,550)	46,550
(5) Current portion of long-term debt	(50,015,600)	(50,192,167)	176,567
(6) Investment corporation bonds	(27,500,000)	(29,536,482)	2,036,482
(7) Long-term debt	(311,549,000)	(318,556,852)	7,007,852
(8) Derivative transactions	(2,882,186)	(2,882,186)	－
(Note 1)	Items that are charged to liabilities are shown in brackets ( ).
(Note 2)	Matters concerning method for calculating fair value of financial instruments and derivative transactions.
(1)	Cash and bank deposits; (2) Cash and bank deposits in trust, (3) Short-term debt
As these are settled within a short period of time, the fair value is approximately the same as the book value and is thus stated at that book value.
(4)	Current portion of investment corporation bonds; (6) Investment corporation bonds
The fair value of investment corporation bonds issued by the Company is determined based on their market prices.
(5)	Current portion of long-term debt; (7) Long-term debt
As long-term debt with floating interest rates reflect market interest rates within a short period of time, the fair value is thought to be approximately the same as the book value and is thus stated at that book value (However, the fair value of long-term debt with floating interest rates that are subject to special treatment for interest-rate swaps (please refer to (8) ② later in this report) is based on the method of calculating by discounting the sum total amount of principal and interest accounted for as one transaction together with the concerned interest-rate swap by the interest rate that is reasonably estimated as being applicable in the event of drawdown of a similar debt financing.). In addition, the fair value of long-term debt with fixed interest rates is calculated based on the method of calculating by discounting the sum total amount of principal and interest by the interest rate that is reasonably estimated as being applicable in the event of drawdown of a similar debt financing.
(8)	Derivative transactions
① Transactions subject not to hedge accounting: Not applicable.
② Transactions subject to hedge accounting: The following is the contract amount or the amount equivalent to the principal provided in the contract, etc. as of the date of settlement of accounts for each method of hedge accounting.
(Unit: thousands of yen)
Method of hedge accounting	Type of derivative transaction	Main hedged item	Contract amount(Note 1)		Fair value (Note 2)
				Due after 1 year
Principal treatment method	Interest-rate swap transaction Floating receivable Fixed payable	Long-term debt	149,700,000	130,457,200	(Note 3) (2,882,186)
Special treatment for interest-rate swaps	Interest-rate swap transaction Floating receivable Fixed payable	Long-term debt	103,382,300	90,339,500	(Note 4) (2,492,211)
Total			253,082,300	220,796,700	(5,374,397)

(Note 1)	Contract amount is based on notional amount.
(Note 2)	Fair value is calculated by swap counterparty, based on the actual market interest rate, etc.
(Note 3)	Out of the fair value, (¥14,591 thousand) is booked as“accrued expences” on the Balance Sheet.
(Note 4)	Out of the fair value, (¥2,492,211 thousand) is not marked to market on the Balance Sheet, since adopting Special treatment for interest-rate swap
(Note 3)	Financial instruments for which fair value is deemed extremely difficult to determine
(Unit: thousands of yen)
Type of asset	Carrying amount
Investment securities	91,430

* Investment securities (ownership interests in a silent partnership) do not have a readily available market price and reasonable estimates of cash flows from the underlying properties cannot be made, so the fair value is deemed extremely difficult to determine. Accordingly, they are excluded from fair value disclosures.

(Note 4)	Amount of redemption of monetary claims scheduled to be due after the date of settlement of accounts.

					(Unit: thousands of yen)
	Due within 1 year	Due after 1 year, within 2 years	Due after 2 years, within 3 years	Due after 3 years, within 4 years	Due after 4 years, within 5 years	Due after 5 years
Cash and bank deposits	47,139,232	－	－	－	－	－
Cash and bank deposits in trust	11,185,928	－	－	－	－	－
Total	58,325,160	－	－	－	－	－
(Note 5)	Amount of repayment of investment corporation bonds, long-term debt and other interest-bearing liabilities scheduled to be due after the date of settlement of accounts.

					(Unit: thousands of yen)
	Due within 1 year	Due after 1 year, within 2 years	Due after 2 years, within 3 years	Due after 3 years, within 4 years	Due after 4 years, within 5 years	Due after 5 years
Short-term debt	9,100,000	－	－	－	－	－
Investment corporation bonds	5,000,000	9,000,000	－	－	5,000,000	13,500,000
Long-term debt	50,015,600	53,475,600	43,685,600	49,185,600	49,455,600	115,746,600
Total	64,115,600	62,475,600	43,685,600	49,185,600	54,455,600	129,246,600

〔Notes on Investment and Rental Properties〕
Current period (from October 1, 2015 to February 29, 2016)

NMF owns leasable office, leasable retail facilities, leasable logistics facilities and leasable residential (including land) in Greater Tokyo area and other areas for the purpose of earning revenue from leasing.
The following are the carrying amount, amount of increase (decrease) during the fiscal period and fair value of these investment and rental properties as of the fiscal period.

(Unit: thousands of yen)
Carrying amount			Fair value at end of period
Balance at beginning of period	Amount of increase (decrease) during period	Balance at end of period
781,610,588	8,696,317	790,306,905	829,072,000
(Note1)	Balance after the merger treatment is stated for the Balanve at beginning of period.
(Note2)	Carrying amount is the amount of cost of acquisition, less accumulated depreciation.
(Note3)
Of the amount of increase (decrease) in investment and rental properties, the amount of increase during current period is mainly attributable to acquisition of NRE Kichijoji Building (5,347,396 thousand yen) and GEMS Ichigaya (2,112,624 thousand yen) and PROUD FLAT Hatchobori (962,150 thousand yen) and PROUD FLAT Itabashi Honcho (767,484 thousand yen) and decrease during previous period is depreciation (3,471,460 thousand yen).

(Note4)	Fair value at the end of the period is the appraisal value or investigation value found by an outside real estate appraiser.

The income (loss) in the current period for investment and rental properties is as presented in “Notes to Statement of Income and Retained Earnings” earlier in this report.

〔Notes on Related-Party Transactions〕
Current period (from October 1, 2015 to February 29, 2016)
Attribution	Name of related party	Business or occupation	Ratio of the number of units held in the total units issued (%)	Detail of transaction (Note)	Transaction amount (thousands of yen)	Item	Period-end balance (thousands of yen)
Related-party, etc.	Nomura Real Estate Development, Co., Ltd.	Real estate business	5.66	Acquisition of real estate	3,720,000	－	－
				Acquisition of trust beneficiary rights in real estate	5,310,000	－	－
Related-party, etc.	Nomura Real Estate Partners Co., Ltd	Real estate business	－	Rent revenue, etc.	3,542,264	Prepaid expenses	20,824
						Rent received in advance	585,274
						Security deposits from tenants	1,021,851
						Security deposits from tenants in trust	243,510
Asset custodian	Sumitomo Mitsui Trust Bank, Limited	Bank and trust services	－	Borrowing of funds	4,100,000	Long-term borrowings	24,350,000
				Repayment of borrowings	3,000,000	Current-portion of Long-term Borrowings	6,000,000
				Interest expenses	95,430	Accrued expenses	4,369
				Loan arrangement fees	9,794	Prepaid expenses	19,356
						Long-term prepaid expenses	54,108
(Note)	Transaction terms have been determined after negotiating amounts based on actual conditions of the market.

〔Notes on Per Unit Information〕
Current period From October 1, 2015 To February 29, 2016

Net assets per unit         128,318 yen
Net income per unit          1,087 yen

Net income per unit is calculated by dividing net income by the average number of investment units during the period.
In addition, the diluted net income per unit is not stated, since there are no diluted investment units.

(Note)	The following is the basis for calculation of net income per unit.
Current period From October 1, 2015 To February 29, 2016
Net income (thousand yen)	4,048,278
Amount not attributable to ordinary unitholders (thousand yen)	－
Net income attributable to ordinary investment units (thousand yen)	4,048,278
Average number of investment units during period (units)	3,722,010

〔Notes on Significant Subsequent Events〕
Current period From October 1, 2015 To February 29, 2016

1. Transfer of the asset
The fund concluded the sales and purchase agreement with same Tokutei Mokuteki Kaisha on March 30, 2016, after the end of 1st fiscal year end (February 29, 2016) regarding the assets stated below, and concluded the transfer of the assets on April 12, 2016.
Impact on Earning is scheduled to record of transfer profit as Operating Revenues on the 2nd fiscal period (from March 1, 2016 to August 31, 2016).

Property name	Type of Asset	Use	Transfer Price （million yen）	2nd fiscal period Impact on Earnings （million yen）
Central Shintomicho Building	Trust beneficiary interest in mainly real estate	Office
Toho Edogawabashi Building	Real Estate	Office
Toshin Meguro Building	Trust beneficiary interest in mainly real estate	Office
PRIME URBAN Ochiai	Real Estate	Residential	(Note 1)	－
PRIME URBAN Nakano	Real Estate	Residential
PRIME URBAN Ekoda	Real Estate	Residential
PRIME URBAN Urayasu II	Real Estate	Residential
PRIME URBAN Yamahana	Real Estate	Residential
Total			5,350	132

(Note 1) The purchase price of each property is not disclosed as the assignee’s consent to the disclosure thereof has not been obtained.
(Note 2) For Toho Edpgawabashi Building, PRIME URBAN Ochiai, and PRIME URBAN Urayasu II, the amont for the loss from the transaction has been recorded as write off loss. Please refer to “V. Note to Financial Statements / (Notes to Statement of Income and Retained Earnings) / *2. Impairment loss” above for the details.

〔Notes on Business Combination〕
Current period (From October 1, 2015 to February 29, 2016)
Business Combination through Acquisition
1．	Overview of Business Combination
(1) Name and Line of Business of Aquirees
Name of acquiree	Line of Business
Nomura Real Estate Office Fund, Inc. (“NOF”)	Real estate investment trust
Nomura Real Estate Residential Fund, Inc. (“NRF”)	Real estate investment trust

(2) Main Reasons for Business Combination
NMF believed that the merger would expand acquisition opportunities, stabilize the portfolio, enhance risk tolerance, increase competitive strength for asset acquisitions and stabilize the financial base by increasing the asset size and diversifying target investment sectors. In addition, NMF believed that it could achieve both growth and stable management by effectively leveraging the wide-range of know-hows and brands held by Nomura Real Estate Group, one of the major comprehensive real estate developers in Japan. As such, NMF was confident that the merger was the best option for its unitholders and has therefore entered into the merger agreement.

(3) Date of Business Combination
October 1, 2015

(4) Legal Framework of Business Combination
A consolidation type merger with the former NMF, NOF and NRF as the consolidated investment corporations.

(5) Name of the Investment Corporation after Merger
Nomura Real Estate Master Fund, Inc.

(6) Main Reasons for Decision to Acquire the Companies
①The former NMF’s shareholder holds the most voting rights among three investment corporations.
②NMF’s Board of Directors are constituted from former NMF’s Board of Directors.

2．	Performance Period of Acquirees Included in the Statement of Income and Retained Earnings
Name of acquiree	Performance period
NOF	From October 1, 2015 to February 29, 2016
NRF	From October 1, 2015 to February 29, 2016

3．	Acquisition Cost of Acquirees and the Breakdown
Name of acquiree	Acquisition cost
NOF	205,604,427 thousand yen
NRF	109,695,348 thousand yen
Total	315,299,775 thousand yen

4．	Exchange Ratio, Method of Calculation and Number of Investment Units Delivered as Consideration for the Acquisition
(1) Exchange Ratio of Investment Units
	NMF	Former NMF	NOF	NRF
Merger Ratio	1.00	1.00	3.60	4.45

(2) Method of Calculation
Each investment corporation appointed a financial advisor for the merger and requested each financial advisor to perform a financial analysis of the merger ratio. The former NMF appointed Nomura Securities Co., Ltd., NOF appointed Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. and NRF appointed SMBC Nikko Securities Inc. (hereafter referred to as “FA”). The merger ratio of each were calculated based on factors such as financial status, asset status and future outlooks, and the merit of the Merger were comprehensively considered upon reference to the results of the calculations of the financial status by each FAs, leading to an agreement among the former NMF, NOF and NRF with regard to the above merger ratios.

(3) Number of Investment Units Granted
Name of acquiree	Number of investment units granted
NOF	1,341,190 unit
NRF	715,560 unit

5．	Content and Amount of Main Acquisition-Related Expenses
Content	Relevant investment corporation	Amount
FA fees	Former NMF	¥600,000 thousand
Acquisition fees for merger	NMF	¥2,590,275 thousand

6．	Amount and Cause of Goodwill
(1)Amount of Goodwill
77,875,100 thousand yen

(2)Cause
Goodwill was caused by the acquisition of acquirees NOF and NRF, the former for ¥205,604,427thousand (acquisition price) exceeding its market value of net assets of ¥159,932,291 thousand and the latter for \109,695,348 thousand (acquisition price) exceeding its market value of net assets of ¥77,492,382 thousand.

(3)Method of Goodwill Amortization and the Amortization Period
The goodwill will be amortized equally over a period of 20 years.

7．	Amounts and Main Breakdown of Assets Accepted and Liabilities Taken from the Business Combination
(Unit: thousand yen)
Current assets	39,178,399
Noncurrent assets	518,620,230
Total assets	557,798,629

Current liabilities	51,711,857
Long-term liabilities	268,662,098
Total liabilities	320,373,955

8．	Estimated Impact on the Statement of Income and Retained Earnings for the Fiscal Period Under Review Assuming the Business Combination is Completed on the Start Date of the Operating Period
There is no impact since the business combination date matches the start date of the operating period

〔Note on the creation and reversal of allowance for adjustment of temporary differences〕
Current period From October 1, 2015 To February 29, 2016
1. Events causing creation of allowance, relevant assets, etc., and amount of allowance
		(Unit: thousand yen)
Relevant assets, etc.	Event causing creation of allowance	Amount of allowance for temporary differences
Goodwill	Amortization of goodwill	1,622,397
Land, building, etc.	Costs related to the merger	2,638,862
Land, building, etc.	Impairment loss	79,019
Deferred gains or losses on hedges	Valuation loss on interest rate swaps at end of period	2,867,594
Subtotal of increases		7,207,875
Buildings, attached facilities, etc.	Equivalent of understated depreciation	(790,132)
Investment corporation bond issuance costs	Equivalent of understated amortization of investment corporation bond issuance costs	(97,557)
Unearned revenue, etc.	Equivalent of amortization of valuation loss on interest rate swaps at the time of the merger	(172,304)
Other	－	(10,286)
Subtotal of decreases		(1,070,280)
Total		6,137,594

2. Specific method of reversal (1) Amortization of goodwill Not reversed in principle. (2) Costs related to the merger
Asset	Method of reversal
Buildings, etc.	Relevant amounts are to be reversed on depreciation and sale, etc.
Land	Relevant amounts are to be reversed on sale, etc.
Buildings in trust, etc.	Relevant amounts are to be reversed on depreciation and sale, etc.
Land in trust,	Relevant amounts are to be reversed on sale, etc.
Leasehold rights
Leasehold rights in trust
Investment securities	Relevant amounts are to be reversed on redemption, etc.

(3)Impairment loss
Relevant amounts are to be reversed on sale, etc., of the property in question
(4) Deferred gains or losses on hedges
Reversals are to be made according to price changes on derivative transactions, which are the hedge method.

VI. Statement of Cash Distributions

Fiscal Period Item	Current period From October 1, 2015 To February 29, 2016
I. Retained earnings at end of period	4,048,907,447 yen
II. Distributions in excess of retained earnings	7,079,263,020 yen
Of which, allowance for adjustment of temporary differences	6,137,594,490 yen
Of which, other distributions in excess of net earnings	941,668,530 yen
III. Distributions	8,259,140,190yen
[Distributions per unit]	(2,219yen)
Of which, distributions of earnings	1,179,877,170yen
[Of which, other distributions in excess of net earnings per unit]	(317yen)
Of which, allowance for adjustment of temporary differences	6,137,594,490yen
[Of which, distributions in excess of retained earnings per unit [allowance for adjustment of temporary differences] ]	(1,649yen)
Of which, other distributions in excess of net earnings	941,668,530yen
[Of which, distributions in excess of retained earnings per unit [other distributions in excess of net earnings] ]	(253yen)

IV. Retained earnings carriedforward	2,869,030,277yen

Calculating method for distribution amount
Concerning distributions for the 1st period, the Fund decided the distribution for each 1 unit will be ¥2,219.
Within the distribution mentioned above, in order to have the maximum amount of distributions of earnings included in deductible expenses by applying special measures for the tax treatment (Article 67-15, Paragraph 1 of the Act on Special Measures Concerning Taxation (Act No. 26 of 1957)), NMF decided to distribute almost the entire amount of income as stipulated in Article 136 Paragraph 1 of the Investment Trust Act, excluding fractions of the earnings distribution per investment unit that are less than 1 yen. Accordingly, NMF declared earnings distribution per investment unit (excluding distributions in excess of earnings) of 317 yen.
In addition to this, in accordance with the distribution policy stipulated in the Articles of Incorporation and in consideration of the impact that costs related to the merger such as amortization costs of goodwill and net assets deductions (that which is described in Article 2 Paragraph 2 (30) (b) of the Calculation Rules for Investment Corporations; together with costs related to the merger such as amortization costs of goodwill to be referred hereafter as “merger-related costs, etc.”) will have on distributions, NMF will distribute the distribution in excess of earnings that it decides with the amount equivalent to the merger-related costs (hereinafter “distribution in excess of earnings”). When implementing distribution in excess of earning, if each period’s distribution of reserve for temporary difference adjustments (that which is stipulated in Article 2 Paragraph 2 (30) (b) of the Calculation Rules for Investment Corporations) is less than the amount of merger-related costs, etc., other distribution in excess of net income will also be implemented.
For the fiscal period under review NMF decided to implement ¥7,079 million of distributions in excess of earnings which is the sum of ¥1,622 million of amortization expenses for goodwill, ¥2,590 million of fees paid to the Asset Management Company for the merger and ¥2,867 million of loss on deferred hedge as well as implement ¥6,137 million of distribution of reserve for temporary difference adjustments and so per unit distribution of reserve for temporary difference adjustments was ¥1,649. In addition, NMF decided to implement ¥941 million of other distribution in excess of net income and so per unit distribution of other distriburion in excess of net icome was ¥253.

VII. Statement of Cash Flows (Reference information)
(Unit: thousands of yen)

Current period From October 1, 2015 To February 29, 2016
Cash flows from operating activities
Income before income taxes	4,050,336
Depreciation	3,472,856
Impairment loss	79,019
Amortization of goodwill	1,622,397
Amortization of investment corporation bond issuance costs	1,143
Interest income	(6,064)
Interest expenses	1,702,780
Loss on disposal of property and equipment	6,881
Increase (decrease) in allowance for doubtful accounts	54
Decrease (increase) in rental receivables	138,204
Decrease (increase) in prepaid expenses	(29,734)
Decrease (increase) in long-term prepaid expenses	(218,802)
Decrease (increase) in long-term deposits	(180)
Increase (decrease) in trade accounts payable	606,536
Increase (decrease) in other accounts payable	(8,392)
Increase (decrease) in accrued consumption taxes	(347,569)
Increase (decrease) in accrued expenses	(524,025)
Increase (decrease) in rent received in advance	86,851
Other	159,517
Subtotal	10,791,813
Interest received	6,064
Interest paid	(2,077,288)
Income taxes paid	5,250
Net cash provided by (used in) operating activities	8,725,840
Cash flows from investing activities
Payments for purchase of property and equipment	(4,482,327)
Payments for purchase of property and equipment in trust	(6,696,288)
Payments for purchase of intangible assets	(4,640)
Payments for purchase of intangible assets in trust	(7,241)
Proceeds from withdrawal of investment securities	8,754
Reimbursement of security deposits to tenants	(993,243)
Proceeds from security deposits from tenants	401,938
Reimbursement of security deposits to tenants in trust	(260,360)
Proceeds from security deposits from tenants in trust	542,395
Payments for security deposits	(10,000)
Proceeds from security deposits	75
Net cash provided by (used in) investing activities	(11,500,938)
Cash flows from financing activities
Proceeds from short-term debt	5,000,000
Proceeds from long-term debt	29,500,000
Repayment of long-term debt	(11,082,800)
Repayment of investment corporation bonds	(15,000,000)
Distributions to unitholders	(8,886,988)
Net cash provided by (used in) financing activities	(469,788)
Net increase (decrease) in cash and cash equivalents	(3,244,885)
Cash and cash equivalents at beginning of period	－
Cash and cash equivalents from merger	61,570,046
Cash and cash equivalents at end of period	*1 58,325,160

(Note)
The statement of cash flows is prepared based on “Ordinance on the Terminology, Forms, and Preparation Methods of Financial Statements, etc.” (Ordinance of the Ministry of Finance No. 59 of 1963) and presented as reference. Since the statement of cash flows is not subject to auditing by an accounting auditor under Article 130 of Investment Trust Act, it has not been audited by an accounting auditor.

〔Notes on Matters Concerning Significant Accounting Policies〕(Reference information)
Fiscal Period Item	Current period From October 1, 2015 To February 29, 2016
Cash and cash equivalents as stated in the Statement of Cash Flows
Cash and cash equivalents in the statement of cash flows consist of cash on hand and cash in trust; deposits and deposits in trust that can be withdrawn at any time; and short-term investments with a maturity of 3 months or less from the date of acquisition, which are readily convertible to cash and bear only an insignificant risk of price fluctuation.

〔Notes to Statement of Cash Flows〕(Reference information)
Current period From October 1, 2015 To February 29, 2016
*1. Reconciliation of cash and cash equivalents at end of period to balance sheet accounts (As of February 29, 2016)
(Unit: thousands of yen)

Cash and bank deposits	47,139,232
Cash and bank deposits in trust	11,185,928
Cash and cash equivalents	58,325,160

*2. Important contents of the non-cash transactions
NMF was established through the consolidation type merger of the former NMF with the consolidated investment corporations, namely NOF and NRF. The main breakdown of the assets and liabilities inherited from these three investment corporations is as follows. The increase of unitholders’ equity and seed surplus are ¥161,120,405 thousand and ¥315,299,775 thousand respectively.

(Unit: thousands of yen)
Current assets	63,281,117
Noncurrent assets	783,332,891
Deferred assets	24,926
Total assets	846,638,935
Current liabilities	62,222,670
Long-term liabilities	384,957,993
Total liabilities	447,180,664

EXHIBIT 4

Notice Concerning Execution of Amendment Agreement to Merger Agreement
by and between Nomura Real Estate Master Fund, Inc. and Top REIT, Inc.

To unitholders in the United States:

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers may be residents of a foreign country. You may not be able to sue a foreign company or its officers in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

[For Translation Purposes Only]

June 23, 2016

For Immediate Release
To Whom It May Concern

 Issuer of Real Estate Investment Trust Securities:
Nomura Real Estate Master Fund, Inc.
5-1, Nishi-Shinjuku 8-chome, Shinjuku-ku, Tokyo
Securities Code: 3462
Satoshi Yanagita, Executive Director

Asset Management Company:
Nomura Real Estate Asset Management Co., Ltd.
Norio Ambe, President & Chief Executive Officer
Inquiries:
Ken Okada
Director and Managing Executive Officer
TEL. +81-(0)3-3365-8767

Issuer of Real Estate Investment Trust Securities:
Top REIT, Inc.
3-7, Yaesu 1-chome, Chuo-ku, Tokyo
Securities Code: 8982
Junichi Sahara, Executive Officer

Asset Management Company:
Top REIT Asset Management Co., Ltd.
Tatsuya Chiba, President and Representative Director
Inquiries:
Mitsuru Akashi
Director, General Manager Financial Division
TEL. +81-(0)3-3243-2181

Notice Concerning Execution of Amendment Agreement to Merger Agreement
by and between Nomura Real Estate Master Fund, Inc. and Top REIT, Inc.

As announced in “Notice Concerning Execution of Merger Agreement by and between Nomura Real Estate Master Fund, Inc. and Top REIT, Inc.” on May 26, 2016, Nomura Real Estate Master Fund, Inc. (“NMF”) and Top REIT, Inc. (“TOP”; and collectively with NMF hereinafter referred to as the “Investment Corporations”) had resolved at their respective board of directors meetings held on May 26, 2016 to implement an absorption-type merger, with NMF as the surviving corporation and TOP as the absorbed corporation (the “Merger”) with the effective date being September 1, 2016, and the Investment Corporations had entered into a merger agreement (the “Merger Agreement”) on May 26, 2016.  The Investment Corporations announce that they had resolved at their respective board of directors meetings held today to amend the Merger Agreement, and that the Investment Corporations have entered into an amendment agreement to the Merger Agreement (the “Amendment Agreement”).

1. Outline of Amendment Agreement

As announced in TOP’s “Notice Concerning Tenant Withdrawal of Owned Property (Lease Termination)” on June 3, 2016 and “Notice Concerning the Impact of Tenant Withdrawal of Owned Property on Forecast of Financial Results and the Merger” on June 6, 2016, TOP received on June 3, 2016 a notice of cancellation (the “Cancellation”) on a lease contract from a tenant at Ito-Yokado Higashi-Narashino Store (the “Property”), a property in trust for the beneficiary interest in real estate owned by TOP.

After receiving the notice for the Cancellation, TOP further considered the impact of the Cancellation on the financial results for the fiscal period ended April 30, 2016, and it was determined that an impairment loss of 5,456 million yen is to be recorded retrospectively for that fiscal period as a result of the Cancellation etc.  In order to avoid the impact from the recording of this impairment loss on dividends for that fiscal period, TOP intends to make reversal of internal reserves and distributions in excess of distributable profit, and the Amendment Agreement was entered into to make distributions in excess of distributable profit possible for that fiscal period.
Please refer to “Notice Concerning Differences Between Forecasted Results and Actual Results, Recording of Extraordinary Loss, and Deduction of Partial Loss from Unitholders’ Capital, Etc.” released by TOP today for TOP’s financial results, distribution status, and the like for the fiscal period ended April 30, 2016, which takes into account the impact of the Cancellation etc.

2.     Other matters

As announced in NMF’s “Notice Concerning Tenant Withdrawal of Top REIT’s Property and its Impact on the Merger” on June 6, 2016 and TOP’s “Notice Concerning the Impact of Tenant Withdrawal of Owned Property on Forecast of Financial Results and the Merger” on June 6, 2016, the Investment Corporations have considered and discussed the impact of the Cancellation on the Merger.  Based on determinations and details regarding the impact of the Cancellation on TOP’s financial results, as well as NMF’s asset valuation at the time of the execution of the Merger Agreement which reflected the possibility of withdrawal of tenant from the Property, and the expectation of minimal impact on NMF’s financial conditions after the Merger, the Investment Corporations have resolved at their respective board of directors meetings held today to enter into the Amendment Agreement after confirming that neither the merger ratio nor the schedule of the Merger will change.